                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF

                       THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of April, 2005

                     CHINA SOUTHERN AIRLINES COMPANY LIMITED
                 (Translation of registrant's name into English)

                          Baiyun International Airport
                      Guangzhou, People's Republic of China
                    (Address of principal executive offices)

      (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

      Form 20-F. [X] Form 40-F. [ ]

      (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

      Yes. [ ] No. [X]

      (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.)

      China Southern Airlines Company Limited (the "Company") on or around April 29, 2005 distributed its Annual Report, together with the Notice of Annual General Meeting, Form of Proxy for Annual General Meeting, and Reply Slip, in English and Chinese to its shareholders. A copy of each of the documents is included in this Form 6-K of the Company.

CHINA SOUTHERN AIRLINES COMPANY LIMITED  2004 ANNUAL REPORT

                                                [LOGO]  [CHINESE CHARACTERS]  40
                                                        CHINA SOUTHERN

Contents

2    Company Profile

3    Corporate Information

4    Financial Highlights

6    Chairman's Statement

8    Management Discussion and Analysis

17   Report of the Directors

36   Report of the Supervisory Committee

39   Corporate Governance Report
Financial Statements Prepared under
  International Financial Reporting Standards
43   - Report of the International Auditors

44   - Consolidated Income Statement

45   - Consolidated Balance Sheet

47   - Balance Sheet

49   - Consolidated Statement of Changes in Shareholders' Equity

50   - Consolidated Cash Flow Statement

51   - Notes to the Financial Statements

Financial Statements Prepared under
  PRC Accounting Rules and Regulations
100  - Report of the PRC Auditors

101  - Consolidated Balance Sheet

104  - Balance Sheet

107  - Consolidated Income Statement and

       Profit Appropriation Statement

109  - Income Statement and Profit Appropriation Statement

111  - Consolidated Cash Flow Statement

115  - Cash Flow Statement

119  - Notes to the Financial Statements

183  Supplementary Information for PRC Shareholders

185  Five Year Summary

187  The Board of Directors, Supervisory Committee and
      Senior Administrative Officers

192  Glossary

2  CHINA SOUTHERN AIRLINES COMPANY LIMITED  2004 ANNUAL REPORT

COMPANY PROFILE

China Southern Airlines Company Limited (the "Company") together with its subsidiaries (collectively, the "Group") is one of the largest airlines in the People's Republic of China ("China" or "the PRC"). In 2004, the Group continued to rank first among all Chinese airlines in terms of volume of passenger traffic, number of scheduled flights per week, number of hours flown, number of routes and size of aircraft fleet.

As of the year end of 2004, the Group operated 542 routes, of which 434 were domestic, 85 were international and 23 were Hong Kong regional. The Group operates the most extensive domestic route network among all Chinese airlines. In 2004, the Group operated an average of 5,280 landings and take-offs per week, serving 143 destinations. Its route network covers commercial centres or rapidly developing economic regions in Mainland China. The Group's headquarters is located in Guangzhou, one of the gateway cities of China. Located in the rapidly developing Pearl River Delta region, Guangzhou is the transportation hub of southern China.

In addition to its main route base in Guangzhou, the Group maintains 18 regional route bases in Zhengzhou, Wuhan, Changsha, Shenzhen, Shenyang, Changchun, Dalian, Harbin, Urumqi, Haikou, Zhuhai, Xiamen, Fuzhou, Guilin, Shantou, Guiyang, Sanya and Beihai. Most of its regional route bases are located in provincial capitals or major commercial centres in the PRC.

The Group operates a portion of its air transportation business through its subsidiaries, namely Xiamen Airlines Company Limited ("Xiamen Airlines"), Southern Airlines Group Shantou Airlines Company Limited, Guangxi Airlines Company Limited, Zhuhai Airlines Company Limited and Guizhou Airlines Company Limited (collectively, the "Airline Subsidiaries"). Each of the Airline Subsidiaries is 60%-owned by the Company. Apart from the above, the Company has also acquired equity interests in Sichuan Airlines Corporation Limited and China Postal Airlines Limited.

As of 31 December, 2004, the Group operated a fleet of 231 aircraft, consisting primarily of Boeing 737-300, 737-500, 737-700, 737-800, 747-400, 757-200,
777-200, Airbus 320-200 and 319-100, McDonnell Douglas 82 and 90, Cessna 208B, ATR-72 and Embraer 145 aircraft. The average age of the Group's fleet was 7.47 years as of the year end of 2004.

                                                 [LOGO]  [CHINESE CHARACTERS]  3
                                                         CHINA SOUTHERN

                                                         CORPORATE INFORMATION

DIRECTORS

EXECUTIVE DIRECTORS

Liu Shao Yong
   (Chairman of the Board of Directors)
Liu Ming Qi (Vice Chairman of the Board of Directors)
Peng An Fa (Director)
Wang Quan Hua (Director)
Zhao Liu An (Director)
Zhou Yong Qian (Director)
Si Xian Min (Director, President)
Zhou Yong Jin (Director)
Xu Jie Bo (Director, Chief Financial Officer, Vice President)
Wu Rong Nan (Director)

INDEPENDENT NON-EXECUTIVE DIRECTORS

Simon To
Peter Lok
Wei Ming Hai
Wang Zhi
Sui Guang Jun

SUPERVISORS

Sun Xiao Yi
  (Chairman of the Supervisory Committee)
Yang Guang Hua (Supervisor)
Yang Yi Hua (Supervisor)

COMPANY SECRETARY

Su Liang

AUTHORISED REPRESENTATIVES

Xu Jie Bo
Su Liang

PRINCIPAL BANKERS

The Industrial & Commercial Bank of China
Bank of China
China Construction Bank
Agricultural Bank of China

LEGAL ADVISERS TO THE COMPANY

O'Melveny & Myers LLP
Z&T Law Firm

SHARE REGISTRAR

Hong Kong Registrars Limited
46th Floor
Hopewell Centre
183 Queen's Road East
Hong Kong

The Bank of New York
Investor Relations
P.O. Box 11258
Church Street Station
New York, NY 10286-1258, U.S.A.

China Securities Depository and Clearing Corporation
  Limited Shanghai Branch
727 Pu Jian Road, Shanghai
PRC

CORPORATE HEADQUARTERS

278 Ji Chang Road
Guangzhou
PRC, 510405
Website: www.cs-air.com

PLACE OF BUSINESS IN HONG KONG

Unit B1, 9th Floor
United Centre
95 Queensway
Hong Kong

INTERNATIONAL AUDITORS

KPMG
Certified Public Accountants
8th Floor, Prince's Building
10 Chater Road
Hong Kong

PRC AUDITORS

KPMG Huazhen
8/F, Office Tower E2
Oriental Plaza
No. 1 East Chang An Avenue
Beijing
PRC
Postcode 100738

4  CHINA SOUTHERN AIRLINES COMPANY LIMITED  2004 ANNUAL REPORT

Financial Highlights

[PIE CHART]

The board (the "Board") of directors (the "Directors") of the Company hereby presents below the consolidated results of the Group for the year ended 31 December, 2004, prepared in accordance with International Financial Reporting Standards ("IFRS"), together with the comparative figures for the corresponding period in 2003. The following consolidated results should be read in conjunction with the financial statements and the Report of the International Auditors contained in this annual report (the "Annual Report").

CONSOLIDATED INCOME STATEMENT

                                                 FOR THE YEAR ENDED 31 DECEMBER,
                                      ----------------------------------------------------  2004 vs 2003
                                         2004          2003           2004        2004        Increase/
                                      RMB MILLION   RMB million   HK$ MILLION  US$ MILLION  (decrease)%
                                      -----------  -------------  -----------  -----------  ------------
Traffic revenue:
Passenger                               21,100         15,010       19,889        2,550         40.6
Cargo and mail                           2,244          1,955        2,115          271         14.8
                                        ------         ------       ------        -----         ----

                                        23,344         16,965       22,004        2,821         37.6
Other operating revenue                    630            505          594           76         24.8
                                        ------         ------       ------        -----         ----

Total operating revenue                 23,974         17,470       22,598        2,897         37.2
                                        ------         ------       ------        -----         ----

Operating expenses:
Flight operations                       10,418          7,070        9,820        1,259         47.4
Maintenance                              3,459          2,589        3,261          418         33.6
Aircraft and traffic servicing           3,503          2,767        3,302          423         26.6
Promotion and sales                      1,940          1,480        1,829          234         31.1
General and administrative               1,323          1,053        1,247          160         25.6
Depreciation and amortisation            2,413          2,038        2,274          292         18.4
Other                                        9             17            8            1        (47.1)
                                        ------         ------       ------        -----         ----

Total operating expenses                23,065         17,014       21,741        2,787         35.6
                                        ------         ------       ------        -----         ----

Operating profit                           909            456          857          110         99.3
                                        ------         ------       ------        -----         ----

                                                 [LOGO]  [CHINESE CHARACTERS]  5
                                                         CHINA SOUTHERN

                                                   Financial Highlights (Cont'd)

[PIE CHARTS]

                                              FOR THE YEAR ENDED 31 DECEMBER,               2004 vs 2003
                                     ----------------------------------------------------     Increase/
                                         2004           2003       2004         2004         (decrease)
                                     RMB MILLION   RMB million  HK$ MILLION  US$ MILLION          %
                                     -----------  -----------  ------------  ------------  --------------
Non-operating
  income/(expenses):
Interest income                             22           13            21             3         69.2
Interest expense                          (691)        (824)         (651)          (84)       (16.1)
Share of associates'
  results                                   12           48            11             1        (75.0)
Share of jointly controlled
  entities' results                         (5)         (39)           (5)           (1)       (87.2)
Loss on disposal of property,
  plant and equipment                       (1)         (22)           (1)            -        (95.5)
Exchange loss, net                         (59)        (164)          (56)           (7)       (64.0)
Other, net                                  46           21            44             6        119.0
                                      --------     --------      --------     ---------       ------
Total net non-operating
  expenses                                (676)        (967)         (637)          (82)       (30.1)
                                      --------     --------      --------     ---------       ------
Profit/(loss) before taxation
  and minority interests                   233         (511)          220            28       (145.6)
Income tax (expense)/credit                (78)         324           (74)           (9)      (124.1)
                                      --------     --------      --------     ---------       ------
Profit/(loss) before minority
  interests                                155         (187)          146            19       (182.9)
Minority interests                        (203)        (171)         (191)          (25)        18.7
                                      --------     --------      --------     ---------       ------
Loss attributable to
  shareholders                             (48)        (358)          (45)           (6)       (86.6)
                                      ========     ========      ========     =========       ======

Basic loss per share                  RMB(0.01)    RMB(0.09)     HK$(0.01)    US$(0.001)       (88.9)
                                      ========     ========      ========     =========       ======

Note: The above consolidated income statement has been prepared in Renminbi
      ("RMB"), the national currency of the PRC. Translations of amounts from RMB into Hong Kong dollars ("HK$") and United States dollars ("US$") solely for the convenience of readers have been made at the rates of HK$1.00 to RMB1.0609 and US$1.00 to RMB8.2765 respectively, being the average of the buying and selling rates as quoted by the People's Bank of China at the close of business on 31 December, 2004. No representation is made that the RMB amounts could have been or could be converted into HK$ or US$ at these rates or at any other certain rates on 31 December, 2004 or on any other date.

6  CHINA SOUTHERN AIRLINES COMPANY LIMITED  2004 ANNUAL REPORT

Chairman's Statement

[PICTURE]

Dear Shareholders:

In 2004, the demand in the PRC civil aviation market sustained the growth second half of 2003. As a result, the Group recorded a year-on-year growth of more than 37% in total operating revenue, marking achievement in the Group's history. However, due to the persistent high price of aviation fuel and relatively more major overhauls of performed, which aircraft having been increased maintenance costs, the Group still recorded a net loss of RMB48 million for 2004.

Instabilities in the world economy and in global politics continued to drive up the prices of aviation fuel in the international market. As a result, fuel costs rose substantially accounting for more than 30% of the operating costs of the group The Group, without compromising flight safety, adopted various technical measures, including the preparation of precise flight plans and minimisation of turnaround time, so as to reduce fuel consumption. However, as an airline in the PRC, the options available to the Group were limited in this respect. As such, the high aviation fuel price exerted immense pressure on the operating expenses of the Group.

The Group has revamped its marketing management by designating an accountability system to each of its sales managers. These measures have encouraged the operating and marketing team of the Group to be more pro-active and vigilant of the difficulties faced by the Group, thereby maximising the total revenue of the Group to the greatest possible extent. In addition, the commencement of operation of the new Guangzhou Baiyun International Airport, the main hub of the Group, provides a wider platform of development for the operations of the Company. Moreover, the Group has successfully secured the exclusive right to use Terminal No. 1 of the Beijing Capital International Airport, marking a substantial step in carrying out the strategy of the Group to improve its flight routes network.

Flight safety is a perennial concern to airlines. In this regard, the Group is committed to flight safety by strengthening internal safety checks, pilot training and aircraft maintenance. As a result, the Group was awarded the Golden Roc Cup, the highest award for flight safety in the PRC civil aviation industry, for the fourth time in 2004.

The acquisition of the airline operations of China Northern Airlines Company and Xinjiang Airlines Company was approved at the general meeting of the Company held on 31 December, 2004. Such acquisition provides a robust platform for the Group to consolidate its market leadership and financial results. It also brought in various benefits to the Group by expanding its flight service network, fleet size and transport capacity, as well as lowering costs and improving overall efficiency. Given the investment incentive policies such as "Go West" and "Revitalising the Old Industrial Bases in the North-eastern Region" promulgated by the PRC government, the economy in the western and north-eastern regions of the PRC is expected to grow at a rapid pace in the coming decades, which in turn provides substantial growth potential for the Group. Ultimately, the acquisition will strengthen the Group's position as the largest airline in the PRC and will create positive value to its investors. At present, the management of the Group focuses on harnessing the expanded business capacity and operation scale of the Group, and on enhancing its overall management standards through an integration of corporate cultures, innovation and development, thereby realising the ultimate goal of the Group's reorganisation.

                                                 [LOGO]  [CHINESE CHARACTERS]  7
                                                         CHINA SOUTHERN

                                                   Chairman's Statement (Cont'd)

2005 is expected to be a year of challenge for the Group. While managing the integrated post-acquisition operations of the Group, the Group will also face increasing competition due to increasing supply in capacity in the PRC aviation market. In anticipation of this, the Group is adopting the following measures to enhance its competitiveness and to maintain its market share and operating results of the expanded business:

[PICTURES]

1. optimise its service offerings, flight schedules and route networks by improving the integrated management and resources allocation, thereby capitalising on the advantages as a result of the tripartite combination;

2. enhance pilot training and further strengthen flight supervision to ensure flight safety;

3. optimise the performance-oriented marketing incentive system; reinforce the sales by building an integrated route network and improving the revenue sharing scheme; providing e-commerce services; and continue to optimise the existing offerings with a focus on personalised and value-added services and sales services, thereby enhancing the general operating efficiency;

4. strengthen the cargo operation to further penetrate the international and regional markets;

5. exercise stringent cost controls by decentralising budget management and integrating purchasing and maintenance operations, and try all possible means to minimise the impact of fuel costs; and

6. establish a comprehensive internal control system to improve risk resistance.

2005 will be a brand new start for the new China Southern Airlines. On behalf of the board, I would like to express our gratitude to our staff and to the shareholders and friends for their caring and thoughtfulness. We also look forward to the continued support of our staff, shareholders and friends, working hand-in-hand with them for a healthy, sustainable growth at China Southern Airlines.

LIU SHAO YONG
Chairman

Guangzhou, the PRC
25 April, 2005

8  CHINA SOUTHERN AIRLINES COMPANY LIMITED  2004 ANNUAL REPORT

Management Discussion and Analysis

[PICTURE]

The following discussion and analysis should be read in conjunction with the financial statements of the Group prepared under IFRS as set out on Pages 43 to
99. The Group also prepares financial statements in accordance with PRC Accounting Rules and Regulations as set out on pages 100 to 182. IFRS differs in certain material respects from PRC Accounting Rules and Regulations. For a discussion of the material differences between IFRS and PRC Accounting Rules and Regulations relating to the Group, see supplementary information on pages 183 to 184 of this Annual Report.

OVERVIEW

From the fast growing economy in the PRC, growth in airline market has been carried on which was commenced in second half of 2003. The Group's business was benefited from the increasing traffic demand in which both the passenger volume and passenger load factor were improved. Nevertheless, the Group is facing pressure on its operation was due to the seasonal effect and the increase in jet fuel cost.

The continuing political tension in the Middle East led to high fuel prices which in turn caused an increase in the Group's jet fuel cost. The Group has implemented various measures to control the increase in operating expenses.

Pursuant to "Pricing Reform of Domestic Civil Aviation" as approved by the State Council of the PRC effective on 20 April, 2004, prices on domestic routes now fluctuate freely within a predetermined range. Instead of direct supervision by setting prices of air tickets through local price bureau, the government now provides guidance on domestic flights and domestic civil aviation is controlled by the government indirectly. Market-oriented pricing policy was introduced and pricing system has been adjusted as a result of the above pricing reform.

CERTAIN FINANCIAL INFORMATION AND OPERATING DATA BY GEOGRAPHIC REGION

The following table sets forth certain financial information and operating data by geographic region for the years ended 31 December, 2003 and 2004:

                                                  FOR THE YEAR
                                                     ENDED        2004 VS 2003
                                                  31 DECEMBER,     % INCREASE/
                                                  2004    2003     (DECREASE)
                                                 ------  ------  -------------
TRAFFIC
Revenue passenger kilometres (RPK) (million)
-  Domestic                                      29,121  21,294       36.8
-  Hong Kong regional                             1,203     778       54.6
-  International                                  6,872   4,315       59.3
                                                 ------  ------       ----

Total                                            37,196  26,387       41.0
                                                 ======  ======       ====
Revenue tonne kilometres (RTK) (million)
-  Domestic                                       3,206   2,424       32.3
-  Hong Kong regional                               120      78       53.8
-  International                                  1,337   1,059       26.3
                                                 ------  ------       ----

Total                                             4,663   3,561       30.9
                                                 ======  ======       ====
Passengers carried (thousand)
-  Domestic                                      25,002  18,259       36.9
-  Hong Kong regional                             1,394   1,019       36.8
-  International                                  1,811   1,192       51.9
                                                 ------  ------       ----

Total                                            28,207  20,470       37.8
                                                 ======  ======       ====

                                                 [LOGO]  [CHINESE CHARACTERS]  9
                                                         CHINA SOUTHERN

                                     Management Discussion and Analysis (Cont'd)

                                                FOR THE YEAR ENDED       2004 VS 2003
                                                    31 DECEMBER,         % INCREASE/
                                                 2004        2003         (DECREASE)
                                                ------      ------      --------------
Cargo and mail carried (thousand tonnes)

-  Domestic                                        442         379           16.6

-  Hong Kong regional                               15          12           25.0

-  International                                    88          73           20.5
                                                ------      ------           ----

Total                                              545         464           17.5
                                                ======      ======           ====
CAPACITY

Available seat kilometres (ASK) (million)

-  Domestic                                     41,330      32,590           26.8

-  Hong Kong regional                            1,896       1,347           40.8

-  International                                10,543       6,930           52.1
                                                ------      ------           ----

Total                                           53,769      40,867           31.6
                                                ======      ======           ====
Available seat kilometres (ATK) (million)

-  Domestic                                      4,773       3,772           26.5

-  Hong Kong regional                              211         150           40.7

-  International                                 2,462       1,999           23.2
                                                ------      ------           ----

Total                                            7,446       5,921           25.8
                                                ======      ======           ====
LOAD FACTORS

Passenger load factor (RPK/ASK) (%)

-  Domestic                                       70.5        65.3            8.0

-  Hong Kong regional                             63.4        57.8            9.7

-  International                                  65.2        62.3            4.7

Overall                                           69.2        64.6            7.1
                                                ======      ======           ====
Overall load factor (RTK/ATK) (%)

-  Domestic                                       67.2        64.2            4.7

-  Hong Kong regional                             56.9        52.2            9.0

-  International                                  54.3        53.0            2.5

Overall                                           62.6        60.1            4.2
                                                ======      ======           ====

10  CHINA SOUTHERN AIRLINES COMPANY LIMITED  2004 ANNUAL REPORT

                                                            FOR THE YEAR ENDED       2004 VS 2003
                                                                31 DECEMBER,          % INCREASE/
                                                             2004        2003         (DECREASE)
                                                            ------      ------       ------------
YIELD
Yield per RPK (RMB)

-  Domestic                                                  0.58        0.57             1.8

-  Hong Kong regional                                        0.92        0.96            (4.2)

-  International                                             0.46        0.47            (2.1)

Overall                                                      0.57        0.57               -
                                                             ====        ====            ====
Yield per RTK (RMB)

-  Domestic                                                  5.53        5.40             2.4

-  Hong Kong regional                                        9.83       10.35            (5.0)

-  International                                             3.31        2.90            14.1

Overall                                                      5.01        4.76             5.3
                                                             ====        ====            ====
FLEET

Total number of aircraft in service at year end (Note)

-  Boeing                                                     137         108            26.9

-  Airbus                                                      46          24            91.7

-  McDonnell Douglas                                           35           -             N/A

-  Others                                                      13           -             N/A

                                                             ----        ----            ----
Total                                                         231         132            75.0
                                                             ====        ====            ====
Overall utilisation rate (hours per day)

-  Boeing                                                    10.0         8.6            16.3

-  Airbus                                                     9.2         7.9            16.5

-  Others                                                     8.4           -             N/A

Overall                                                       9.9         8.5            16.5
                                                             ====        ====            ====
Cost

-  Operating cost per ASK (RMB)                              0.43        0.42             2.4
                                                             ====        ====            ====

-  Operating cost per ATK (RMB)                              3.10        2.87             8.0
                                                             ====        ====            ====

Note: As approved by the Company's shareholders in an extraordinary general meeting on 31 December, 2004, the Company acquired the airline operations and certain related assets of China Northern Airlines Company and Xinjiang Airlines Company. Accordingly, a total of 78 aircraft were added at 31 December, 2004.

                                                [LOGO]  [CHINESE CHARACTERS]  11
                                                        CHINA SOUTHERN

[PICTURES]                           Management Discussion and Analysis (Cont'd)

2004 COMPARED WITH 2003

The Group recorded a net loss of RMB48 million for 2004, as compared to a net loss of RMB358 million for 2003. The Group's operating revenue increased by RMB6,504 million or 37.2% from RMB17,470 million in 2003 to RMB23,974 million in 2004. Passenger load factor increased by 4.6 percentage point from 64.6% in 2003 to 69.2% in 2004. Passenger yield (in passenger revenue per RPK) remain steady and at RMB 0.57 in both years. Average yield (in traffic revenue per RTK) increased by 5.3% from RMB4.76 in 2003 to RMB5.01 in 2004. Operating expenses increased by RMB6,051 million or 35.6% from RMB17,014 million in 2003 to RMB23,065 million in 2004. As operating revenue increased more than operating expenses, operating profit increased by 99.3% from RMB456 million in 2003 to RMB909 million in 2004. The Group's net non-operating expenses decreased by 30.1%, from RMB967 million in 2003 to RMB676 million in 2004, mainly attributable to a decrease in unfavourable movement in foreign exchange differences of RMB105 million and a decrease in interest expense of RMB133 million. Overall, the Group recorded a net loss of RMB48 million in 2004, as compared to a net loss of RMB358 million in 2003.

OPERATING REVENUE

Substantially all of the Group's operating revenue is attributable to airline and airline related operations. Traffic revenue in 2004 and 2003 accounted for 97.4% and 97.1% respectively of total operating revenue. Passenger revenue and, cargo and mail revenue accounted for 90.4% and 9.6% respectively of total traffic revenue in 2004. The balance of the Group's operating revenue is derived from commission income, income from general aviation operations, fees charged for ground services rendered to other Chinese airlines and air catering services.

[PICTURE]

Operating revenue increased by 37.2% from RMB17,470 million in 2003 to RMB23,974 million in 2004. This increase was primarily due to a 40.6% rise in passenger revenue from RMB15,010 million in 2003 to RMB21,100 million in 2004 resulting from increased traffic volume. The total number of passengers carried increased by 37.8% to 28.2 million passengers in 2004. RPKs increased by 41.0% from 26,387 million in 2003 to RMB37,196 million in 2004, primarily as a result of an increase in passengers carried. Passenger yield remained constant at RMB0.57.

12  CHINA SOUTHERN AIRLINES COMPANY LIMITED  2004 ANNUAL REPORT

Domestic passenger revenue, which accounted for 79.9% of the total passenger revenue in 2004, increased by 37.8% from RMB12,242 million in 2003 to RMB16,869 million in 2004. Domestic passenger traffic in RPKs increased by 36.8%, mainly due to an increase in passengers carried. Passenger yield remained steady in 2004 and at RMB0.58.

Hong Kong passenger revenue, which accounted for 5.3% of total passenger revenue, increased by 47.2% from RMB750 million in 2003 to RMB1,104 million in 2004. For Hong Kong regional flights, passenger traffic in RPKs increased by 54.6%, while passenger capacity in ASKs increased by 40.8%, resulting in a 5.6 percentage point increase in passenger load factor from 2003. Passenger yield decreased from RMB0.96 in 2003 to RMB0.92 in 2004 mainly due to intensified competition among airlines.

International passenger revenue, which accounted for 14.8% of total passenger revenue, increased by 55.0% from RMB2,018 million in 2003 to RMB3,127 million in 2004. For international flights, passenger traffic in RPKs increased by 59.3%, while passenger capacity in ASKs increased by 52.1%, resulting in a 2.9 percentage point rise in passenger load factor from 2003. Passenger yield decreased by 2.1% from RMB0.47 in 2003 to RMB0.46 in 2004 mainly resulted from the increases in traffic derived from long haul routes which generally had a lower yield than short haul routes.

Cargo and mail revenue, which accounted for 9.6% of the Group's total traffic revenue and 9.4% of total operating revenue, increased by 14.8% from RMB1,955 million in 2003 to RMB2,244 million in 2004. The increase was attributable to the increasing traffic demand.

Other operating revenue increased by 24.8% from RMB505 million in 2003 to RMB630 million in 2004. The increase was primarily due to the general growth in income from various auxiliary operations.

                                                [LOGO]  [CHINESE CHARACTERS]  13
                                                        CHINA SOUTHERN

                                     Management Discussion and Analysis (Cont'd)

[PICTURE]

OPERATING EXPENSES

Substantially all of the Group's operating expenses result from its airline operations. The vast majority of such expenses relate directly to flight operations, aircraft and traffic servicing, aircraft repair and maintenance and to depreciation and amortisation in respect of aircraft and flight equipment. Expenses associated directly with the Group's flight operations (collectively, "flight operations expenses") include fuel costs, operating lease payments, catering expenses, aircraft insurance, flight personnel payroll and welfare and training expenses. Expenses associated directly with repairs and maintenance in respect of the Group's aircraft (collectively, "repairs and maintenance expenses") include repairs and maintenance and overhaul charges, the costs of consumables and other maintenance materials and labour costs for maintenance personnel. Expenses associated directly with the Group's aircraft and traffic servicing operations (collectively "aircraft and traffic servicing expenses") include landing and navigation fees, rental payments and charges in respect of terminal and other ground facilities and labour costs for ground personnel. The balance of the Group's operating expenses result from promotional and marketing activities (collectively, "promotional and marketing expenses") such as sales commissions, fees for use of the CAAC's reservation system, ticket-printing and sales office expenses, advertising and promotional expenses, and from general and administrative expenses, such as administrative salaries and welfare and other personnel benefits and office expenses.

Total operating expenses in 2004 amounted to RMB23,065 million, representing an increase of 35.6% or RMB6,051 million over 2003, primarily due to the combined effect of increases in jet fuel costs, maintenance expenses and aircraft and traffic servicing expenses. Total operating expenses as a percentage of total operating revenue decreased from 97.4% in 2003 to 96.2% in 2004.

Flight operations expenses, which accounted for 45.2% of total operating expenses, increased by 47.4% from RMB7,070 million in 2003 to RMB10,418 million in 2004, primarily as a result of increases in jet fuel costs, operating lease payments, catering expenses, labour costs for flight personnel and inclusion of CAAC Infrastructure Development Fund of RMB466 million in operating expenses which is an usage charge since 2004 but was a turnover-based levy and deducted against the traffic revenue in 2003. Jet fuel costs, which accounted for 58.1% of flight operations expenses, increased by 56.5% from RMB3,867 million in 2003 to RMB6,050 million in 2004 mainly as a result of increased fuel prices and fuel consumption. Operating lease payments increased by 8.4% from RMB1,536 million in 2003 to RMB1,665 million in 2004, primarily due to the additional rental payments for new aircraft under operating leases. Catering expenses increased by 38.2% from RMB510 million in 2003 to RMB705 million in 2004, primarily due to increased passenger carried. Aircraft insurance costs decreased by 5.6% from RMB196 million in 2003 to RMB185 million in 2004, primarily because of a decrease in insurance premiums prescribed by the PRC insurance company. Labour costs for flight personnel increased by 40.9% from RMB728 million in 2003 to RMB1,026 million in 2004, largely due to the increase in flying hours.

Maintenance expenses which accounted for 15.0% of total operating expenses, increased by 33.6% from RMB2,589 million in 2003 to RMB3,459 million in 2004. The increase was primarily attributable to an 32.9% increase in aircraft overhaul charges from RMB2,377 million in 2003 to RMB3,158 million in 2004, as resulted from fleet expansion in recent years.

14  CHINA SOUTHERN AIRLINES COMPANY LIMITED  2004 ANNUAL REPORT

Aircraft and traffic servicing expenses, which accounted for 15.2% of total operating expenses, increased by 26.6% from RMB2,767 million in 2003 to RMB3,503 million in 2004. The increase primarily resulted from an 25.7% rise in landing and navigation fees from RMB2,563 million in 2003 to RMB3,222 million in 2004, due to an increase in number of landing and takeoffs.

Promotional and marketing expenses, which accounted for 8.4% of total operating expenses, increased by 31.1% from RMB1,480 million in 2003 to RMB1,940 million in 2004. The increase was due to 44.4% increase in labour costs from RMB225 million in 2003 to RMB325 million in 2004, as more payments of performance bonus were made because of the increased traffic volume.

General and administrative expenses, which accounted for 5.7% of the total operating expenses, increased by 25.6% from RMB1,053 million in 2003 to RMB1,323 million in 2004. This was mainly attributable to increased scale of operations.

Depreciation and amortisation, which accounted for 10.5% of total operating expenses, increased by 18.4% from RMB2,038 million in 2003 to RMB2,413 million in 2004. This increase was primarily as a result of the additions of aircraft during 2004.

OPERATING PROFIT

Operating profit increased by 99.3% from RMB456 million in 2003 to RMB909 million in 2004. This was mainly because operating revenue increased by RMB6,504 million or 37.2% from 2003 and operating expenses increased by RMB6,051 million or 35.6% over the same period.

NON-OPERATING INCOME/(EXPENSES)

Interest expense decreased by 16.1% from RMB824 million in 2003 to RMB691 million in 2004, mainly reflecting the combined effect of scheduled debt repayments and the replacement of certain RMB denominated bank loans of higher interest rates with US$ denominated bank loans of lower interest rates.

Interest income increased by 69.2% from RMB13 million in 2003 to RMB22 million in 2004. This was mainly attributable to an increase in average cash balances.

During 2004, the Group recorded a net exchange loss of RMB59 million (2003:
RMB164 million) mainly from its Japanese yen denominated borrowings as a result of the Japanese yen appreciation. Such amount comprised mostly unrealised translational exchange loss.

[PHOTO]

                                                [LOGO]  [CHINESE CHARACTERS]  15
                                                        CHINA SOUTHERN

                                     Management Discussion and Analysis (Cont'd)

TAXATION

On 17 October, 2003, the Company's registered address was moved to Guangzhou Economic & Technology Development Zone, Guangzhou, China. In accordance with the Rules and Regulations for Implementation of Income Tax for Foreign Investment Enterprises and Foreign Enterprises of the PRC and a taxation approval document "Guangzhou Municipal State Tax Bureau Suo De Shui Zi Que 020043", the Company is entitled to enjoy the preferential tax policy implemented in the Guangzhou Economic & Technology Development Zone effective from 1 October, 2003. As a result, the Company's income tax rate has been changed from 33% to 15% beginning from that date.

In 2003, the Group recorded an income tax credit of RMB324 million resulting from reduction in net deferred taxation liability balance of RMB392 million. In 2004, income tax expense of RMB78 million was recorded.

MINORITY INTERESTS

Minority interests increased by 18.7% from RMB171 million in 2003 to RMB203 million in 2004, primarily reflecting the increased net profits earned by certain of the Group's airline subsidiaries for the year.

LIQUIDITY, FINANCIAL RESOURCES AND CAPITAL STRUCTURE

As at 31 December, 2004, the Group's borrowings totalled RMB35,072 million, representing an increase of RMB16,612 million from RMB18,460 million last year. Such borrowings were denominated, to a larger extent, in United States dollars and, to a smaller extent, in Japanese yen, Hong Kong dollars and Renminbi, with a significant portion being fixed interest rate borrowings. Of such borrowings, RMB13,599 million, RMB4,455 million, RMB6,699 million, RMB3,595 million and RMB6,724 million will be repayable in 2005, 2006, 2007, 2008, 2009 and thereafter respectively. As at 31 December, 2004, cash and cash equivalents of the Group totalling RMB3,083 million, of which 24.2% were denominated in foreign currencies, increased by 48.2% from RMB2,080 million last year.

Net debts (total borrowings net of cash and cash equivalents) increased by 95.3% to RMB31,989 million.

As at 31 December, 2004, the Group's shareholders' equity amounted to RMB11,848 million, representing a decrease of RMB48 million from RMB11,896 million last year.

Net debt/equity ratio of the Group at 31 December, 2004 was 2.70 times, as compared to 1.38 times last year.

FINANCIAL RISK MANAGEMENT POLICY

In the normal course of business, the Group is exposed to fluctuations in foreign currencies and jet fuel prices. The Group's exposure to fluctuations in foreign currencies is a result of its debts which are denominated in foreign currencies. Depreciation or appreciation of the RMB against foreign currencies affects the Group's results significantly because the Group's foreign currency payments generally exceed its foreign currency receipts. The Group is not able to hedge its foreign currency exposure effectively other than by retaining its foreign currency denominated earnings and receipts to the extent permitted by the State Administration of Foreign Exchange, or subject to certain restrictive conditions, by entering into forward foreign exchange contracts with certain authorised PRC banks. The Group is required to procure a majority of its jet fuel domestically at PRC spot market prices. There are currently no effective means available to manage the Group's exposure to the fluctuations in domestic jet fuel prices.

16  CHINA SOUTHERN AIRLINES COMPANY LIMITED  2004 ANNUAL REPORT

CHARGES ON ASSETS

As at 31 December, 2004, certain aircraft of the Group with an aggregate carrying value of approximately RMB23,438 million (2003: RMB14,576 million) were mortgaged under certain loan and lease agreements.

COMMITMENTS AND CONTINGENCIES

At 31 December, 2004, the Group had capital commitments of approximately RMB26,871 million. Of such amounts, RMB25,347 million related to the acquisition of aircraft and related flight equipment and RMB824 million related to the Group's facilities and equipment to be constructed and installed at the new Guangzhou Baiyun International Airport. The remaining amount of RMB700 million was related to the Group's other airports and office facilities and equipment, overhaul and maintenance bases and training facilities.

As at 31 December, 2004, the Group committed to make a capital contribution of approximately RMB181 million and RMB83 million to its subsidiaries and to its jointly controlled entities respectively.

Details of the capital and investing commitments are set out in note 30 to the financial statements prepared under IFRS.

Major contingent liabilities of the Group at 31 December, 2004 are set out in note 31 to the financial statements prepared under IFRS.

                                                [LOGO]  [CHINESE CHARACTERS]  17
                                                        CHINA SOUTHERN

                                                         Report of the Directors

The Board of Directors of the Company hereby presents this Annual Report and the audited financial statements for the year ended 31 December, 2004.

PRINCIPAL ACTIVITIES, OPERATING RESULTS AND FINANCIAL POSITION

The Group is principally engaged in airline operations. The Group also operates certain airline related businesses, including aircraft maintenance and air catering operations. The Group is one of the largest airlines in China. In 2004, the Group ranked first among all Chinese airlines in terms of passenger traffic volume, number of scheduled flights per week, number of hours flown, number of routes and size of aircraft fleet. The Group has prepared the results of operations for the year ended 31 December, 2004 and the financial position of the Company and the Group as of that date in accordance with IFRS and PRC Accounting Rules and Regulations. See pages 183 to 184 of this Annual Report.

FIVE-YEAR SUMMARY

A summary of the results and the assets and liabilities of the Group prepared under IFRS for the five-year period ended 31 December, 2004 are set out on pages 185 and 186 of this Annual Report.

DIVIDENDS

No interim dividend was paid during the year ended 31 December, 2004 (2003:
Nil).

The Board of Directors of the Company does not recommend the payment of a final dividend in respect of the year ended 31 December, 2004 (2003: Nil).

BANK LOANS AND OTHER BORROWINGS

Details of the bank loans and other borrowings of the Company and the Group are set out in notes 21 and 22 to the financial statements prepared under IFRS.

INTEREST CAPITALISATION

For the year ended 31 December, 2004, RMB34 million (2003: RMB83 million) was capitalised as the cost of construction in progress and fixed assets.

FIXED ASSETS

Fixed assets of the Company and the Group and movements of fixed assets during the year ended 31 December, 2004 are set out in note 10 to the financial statements prepared under IFRS.

MAJOR CUSTOMERS AND SUPPLIERS

The percentage of turnover attributable to the Group's five largest customers in aggregate was less than 30% of the Group's total operating revenue (i.e. turnover) for the year ended 31 December, 2004.

The percentage of purchases attributable to the largest supplier and the five largest suppliers in aggregate represented approximately 80% and 89% respectively of the Group's total purchases (not including purchases of items which are of a capital nature) for the year ended 31 December, 2004.

18  CHINA SOUTHERN AIRLINES COMPANY LIMITED  2004 ANNUAL REPORT

At no time during the year have the Directors, their associates or any shareholder of the Company (which to the knowledge of the Directors owns more than 5% of the Company's share capital) had any interest in the Group's five largest customers or suppliers.

TAXATION

Details of taxation of the Company and the Group are set out in note 7 to the financial statements prepared under IFRS.

RESERVES

Movements in the reserves of the Company and the Group during the year are set out in note 27 to the financial statements prepared under IFRS.

EMPLOYEES AND EMPLOYEES' PENSION SCHEME

As at 31 December, 2004, the Group had an aggregate of 18,221 employees (2003:
17,569). Details of the employees' pension schemes and other welfare are set out in note 29 to the financial statements prepared under IFRS.

SUBSIDIARIES

Details of the principal subsidiaries of the Company are set out in note 37 to the financial statements prepared under IFRS.

SHARE CAPITAL STRUCTURE

CHANGE IN SHARE CAPITAL

There was no change in the share capital of the Company for the year ended 31 December, 2004.

SHARE CAPITAL STRUCTURE

                                                                         APPROXIMATE
                                                                        PERCENTAGE OF
                                                                      TOTAL SHARE CAPITAL
    TYPE OF SHARES                           NUMBER OF SHARES                (%)
-------------------------------------      --------------------       -------------------
1. Unlisted shares

   State-owned shares                      2,200,000,000 shares             50.30

2. Listed shares

   (a) Overseas listed foreign shares      1,174,178,000 shares             26.84
        (H Shares)
   (b) Domestic listed ordinary shares
        (A Shares)                         1,000,000,000 shares             22.86
                                           --------------------            ------

Total share capital                        4,374,178,000 shares            100.00
                                           ====================            ======

                                                [LOGO]  [CHINESE CHARACTERS]  19
                                                        CHINA SOUTHERN

                                                Report of the Directors (Cont'd)

SUBSTANTIAL SHAREHOLDERS

As at 31 December, 2004 so far as was known to the Directors and supervisors (the "Supervisors") of the Company, the interests and short positions of the following persons other than the Directors or Supervisors of the Company in the shares and underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the Securities and Futures Ordinance (the "SFO") or who were, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meeting of any other members of the Group, or had any option in respect of such capital are set out below:

                                                                  % OF THE       % OF THE     % OF THE TOTAL
                                                               TOTAL ISSUED H   TOTAL ISSUED   ISSUED SHARE
   NAME OF          TYPE OF         TYPE OF        NUMBER OF    SHARES OF THE DOMESTIC SHARES   CAPITAL OF
 SHAREHOLDERS    SHAREHOLDING       SHARES        SHARES HELD     COMPANY      OF THE COMPANY   THE COMPANY  SHORT POSITION
--------------  -------------- ----------------- ------------- -------------- --------------- -------------- --------------
CSAHC           Direct holding State-owned       2,200,000,000         -           68.75%         50.30%           -
                               shares (A Shares)

HKSCC Nominees  Direct holding H Shares          1,151,953,998     98.11%              -          26.34%           -
 Limited

Notes:

Based on the information available to the Directors and Supervisors of the Company (including such information as was available on the website of The Stock Exchange of Hong Kong Limited (the "Hong Kong Stock Exchange") and so far as the Directors and Supervisors are aware, as at 31 December, 2004:

1. Among the 1,151,953,998 H Shares held by HKSCC Nominees Limited, Li Ka-Shing Unity Trustcorp Limited had an interest in an aggregate of 193,877,000 H Shares of the Company (representing approximately 16.51% of its then total issued H Shares) in the capacity as beneficiary of a trust.

2. Among the 1,151,953,998 H Shares held by HKSCC Nominees Limited, JPMorgan Chase & Co. had an interest in an aggregate of 95,788,800 H Shares of the Company (representing approximately 8.16% of its then total issued H Shares). Out of the 95,788,800 H Shares, JPMorgan Chase & Co. had an interest in a lending pool comprising 8,038,000 H Shares of the Company (representing approximately 0.68% of its then total issued H Shares). According to the information as disclosed in the website of the Hong Kong Stock Exchange and so far as the Directors and Supervisors are aware, JPMorgan Chase & Co. held its interest in the Company in the following manners:

      (a) 8,038,000 H Shares in a lending pool, representing approximately 0.68% of the Company's then total issued H Shares, were held by J.P. Morgan Chase Bank, N.A. which was 100% held by JPMorgan Chase & Co.;

      (b) 1,064,800 H Shares, representing approximately 0.09% of the Company's then total issued H Shares, were held in the capacity as beneficial owner by J.P. Morgan Whitefriars Inc., which was ultimately 100% held by JPMorgan Chase & Co.;

      (c) 84,536,000 H Shares, representing approximately 7.20% of the Company's then total issued H Shares, were held in the capacity as investment manager by JF Asset Management Limited, which was approximately 99.99% held by J.P. Morgan Fleming Asset Management
            (Asia) Inc., which was ultimately 100% held by JPMorgan Chase & Co.; and

20  CHINA SOUTHERN AIRLINES COMPANY LIMITED  2004 ANNUAL REPORT

      (d) 2,150,000 H Shares, representing approximately 0.18% of the Company's then total issued H Shares, were held in the capacity as beneficial owner by JF International Management Inc., which was ultimately 100% held by JPMorgan Chase & Co.

3. Among the 1,151,953,998 H Shares held by HKSCC Nominees Limited, Morgan Stanley International Incorporated had an interest in an aggregate of 111,121,932 H Shares of the Company (representing approximately 9.46% of its then total issued H Shares). According to the information as disclosed on the website of the Hong Kong Stock Exchange and so far as the Directors and Supervisors are aware, Morgan Stanley International Incorporated which was (or its directors were) accustomed to act in accordance with the directors of Morgan Stanley, held its indirect interest in the Company as at 31 December, 2004 in the manner as follows:

      (a) 743,322 H Shares, representing approximately 0.06% of the Company's then total issued H Shares, were held by Morgan Stanley Dean Witter Hong Kong Securities Limited, which was ultimately 100% held by Morgan Stanley Asia Pacific (Holdings) Limited, which, in turn, was 90% held by Morgan Stanley International Incorporated;

      (b) 108,670,000 H Shares, representing approximately 9.25% of the Company's then total issued H Shares, were held by Morgan Stanley Investment Management Company, which was ultimately 100% held by Morgan Stanley Asia Pacific (Holdings) Limited, which, in turn, was 90% held by Morgan Stanley International Incorporated;

      (c) 292,600 H Shares, representing approximately 0.02% of the Company's then total issued H Shares, were held by Morgan Stanley Asset & Investment Trust Management Co. Limited, which was 100% held by Morgan Stanley International Incorporated;

      (d) 714,000 H Shares, representing approximately 0.06% of the Company's then total issue H Shares, were held by Morgan Stanley & Co International Limited, which was ultimately 100% held by Morgan Stanley Group (Europe), which, in turn, was approximately 98.30% held by Morgan Stanley International Limited, in which Morgan Stanley International Incorporated held 100% control; and

      (e) 702,000 H Shares, representing approximately 0.06% of the Company's then total issued H Shares, were held by Morgan Stanley Capital (Luxembourg) S.A., which was approximately 93.75% held by Morgan Stanley International Incorporated.

      According to the information as disclosed on the website of the Hong Kong Stock Exchange and so far as the Directors and Supervisors are aware, as at 31 December, 2004, Morgan Stanley Dean Witter Hong Kong Securities Limited also had a short position in 616,000 H Shares of the Company (representing approximately 0.05% of its then total issued H Shares).

4. Among the 1,151,953,998 H Shares held by HKSCC Nominees Limited, 96,938,500 H Shares, representing approximately 8.26% of the Company's then total issued H Shares, were held by Space Dragon Limited as beneficial owner, which was 100% held by Cheung Kong Investment Company Limited.

5. Among the 1,151,953,998 H Shares held by HKSCC Nominees Limited, 96,938,500 H Shares, representing approximately 8.26% of the Company's then total issued H Shares, were held by Choicewell Limited as beneficial owner, which was ultimately 100% held by Hutchison Whampoa Limited.

Save as disclosed above, as at 31 December, 2004, so for as was known to the Directors and Supervisors of the Company, no other person (other than the Directors or Supervisors) had an interest or short position in the shares or underlying shares of the Company under the provisions of Divisions 2 and 3 of
Part XV of the SFO or who were, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meeting of any other members of the Group.

                                                [LOGO]  [CHINESE CHARACTERS]  21
                                                        CHINA SOUTHERN

                                                Report of the Directors (Cont'd)

PARTICULARS OF SHAREHOLDERS

The total number of shareholders of the Company as at 31 December, 2004 was 115,847, of which 113,618 were shareholders of A Shares and 2,229 were shareholders of H Shares.

Particulars of shareholdings of the Company's ten largest shareholders as at the end of the reporting period are as follows:

SHAREHOLDINGS OF THE TEN LARGEST SHAREHOLDERS

                                          MOVEMENT    SHAREHOLDINGS
                                           DURING     AT THE END OF                        PLEDGED OR
         NAME OF                          THE YEAR      THE YEAR     PERCENTAGE   TYPE OF    FROZEN     NATURE OF
NO.    SHAREHOLDERS                       (SHARE)        (SHARE)         %        SHARES     SHARES    SHARES HELD
---    ------------                     ------------  -------------  ----------  --------  ----------  -----------
 1.    CSAHC                                      0   2,200,000,000    50.30     Unlisted   Unknown    State-owned
                                                                                                          shares
 2.    HKSCC NOMINEES LIMITED             1,998,000   1,151,953,998    26.34       Listed   Unknown    H Shares
 3.    Bank of China - Huaxia
        Return Securities
        Investment Fund                 (21,126,482)     35,739,259     0.82       Listed   Unknown    A Shares
 4.    Huaxia Growth Securities
        Investment Fund                 (28,447,027)     30,552,973     0.70       Listed   Unknown    A Shares
 5.    China Merchant Bank
        Co., Ltd. - Zhong Xin
        Jing Dian Pei Zhi Securities
        Investment Fund                  30,530,870      30,530,879     0.70       Listed   Unknown    A Shares
 6.    The Industrial and
        Commercial Bank of
        China - Galaxy Yin Tai Li
        Cai Fen Hong Securities
        Investment Fund                  24,291,931      24,291,931     0.56       Listed   Unknown    A Shares
 7.    Bank of China - Jiashi Service
        Value-added Industry
        Securities Investment Fund       23,861,475      23,861,475     0.55       Listed   Unknown    A Shares
 8.    Yinfeng Securities
        Investment Fund                  (2,386,412)     23,310,956     0.53       Listed   Unknown    A Shares
 9.    Bank of Communications
        - Yi Fang Da 50 Index
        Securities Investment Fund       22,024,754      22,024,754     0.50       Listed   Unknown    A Shares
10.    Xinghua Securities
        Investment Fund                 (10,284,269)     19,875,921     0.45       Listed   Unknown    A Shares

22  CHINA SOUTHERN AIRLINES COMPANY LIMITED  2004 ANNUAL REPORT

PURCHASE, SALE OR REDEMPTION OF SHARES

Neither the Company nor any of its subsidiaries purchased, sold or redeemed any shares of the Company during the year ended 31 December, 2004.

PRE-EMPTIVE RIGHTS

Neither the Articles of Association of the Company nor the laws of the PRC provide for any pre-emptive rights requiring the Company to offer new shares to existing shareholders in proportion to their existing shareholdings.

AUDIT COMMITTEE

The audit committee of the Company has reviewed and confirmed this Annual
Report.

THE MODEL CODE

Having made specific enquiries with all the Directors of the Company, the Directors have for the year ended 31 December, 2004 complied with the Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix 10 of the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange (the "Listing Rules"). The Company has not adopted a code of conduct less stringent than the Model Code for Securities Transactions by Directors of Listed Issuers regarding securities transactions of the Directors.

COMPLIANCE WITH THE CODE OF BEST PRACTICE

In the opinion of the Directors of the Company, the Group has complied with the Code of Best Practice set out in Appendix 14 of the Listing Rules issued by the Hong Kong Stock Exchange throughout the year ended 31 December, 2004.

                                                [LOGO]  [CHINESE CHARACTERS]  23
                                                        CHINA SOUTHERN

                                                Report of the Directors (Cont'd)

DIRECTORS, SUPERVISORS AND SENIOR ADMINISTRATIVE OFFICERS

Directors, Supervisors and senior administrative officers of the Company in 2004 were as follows:

NAME                               POSITION                        GENDER  AGE
----                               --------                        ------  ---
Liu Shao Yong   Chairman of the Board of Directors                 Male     46
Liu Ming Qi     Vice Chairman of the Board of Directors            Male     61
Peng An Fa      Director                                           Male     57
Wang Quan Hua   Director                                           Male     51
Zhao Liu An     Director                                           Male     57
Zhou Yong Qian  Director                                           Male     60
Si Xian Min     Director, President                                Male     47
Zhou Yong Jin   Director                                           Male     62
Xu Jie Bo       Director, Chief Financial Officer, Vice President  Male     40
Wu Rong Nan     Director                                           Male     63
Simon To        Independent Non-executive Director                 Male     54
Peter Lok       Independent Non-executive Director                 Male     69
Wei Ming Hai    Independent Non-executive Director                 Male     41
Wang Zhi        Independent Non-executive Director                 Male     63
Sui Guang Jun   Independent Non-executive Director                 Male     44
Sun Xiao Yi     Chairman of the Supervisory Committee              Male     51
Yang Guang Hua  Supervisor                                         Male     52
Yang Yi Hua     Supervisor                                         Female   45
Li Kun          Vice President                                     Male     45
Yuan Xin An     Vice President, Chief Engineer                     Male     48
Zheng En Ren    Vice President                                     Male     60
Hao Jian Hua    Vice President                                     Male     55
Ren Ji Dong     Vice President                                     Male     40
He Zong Kai     Vice President                                     Male     53
Liu Qian        Chief Pilot                                        Male     40
Su Liang        Company Secretary                                  Male     43
Chen Wei Hua    General Counsel                                    Male     38

On 16 June, 2004, the appointment of Sun Xiao Yi, Yang Guang Hua and Yang Yi Hua as Supervisors, and the resignation of Liang Hua Fu, Gan Yu Hua and Li Qi Hong as Supervisors were approved at the annual general meeting of the shareholders of the Company. On the same date, the Supervisory Committee of the Company elected Sun Xiao Yi as the chairman of the Supervisory Committee of the Company.

On 8 October, 2004, the resignation of Yan Zhi Qing as the chairman of the Board of Directors of the Company was approved by the Board of Directors.

24  CHINA SOUTHERN AIRLINES COMPANY LIMITED  2004 ANNUAL REPORT

On 28 October, 2004, the appointment of Si Xian Min as the president of the Company, and the resignation of Wang Chang Shun as the president of the Company were approved by the Board of Directors.

On 29 November, 2004, the appointment of Liu Shao Yong as a Director, and the resignation of Yan Zhi Qing as a Director for age reason were approved at the first extraordinary general meeting of the shareholders of the Company. On the same date, the Board of Directors of the Company elected Liu Shao Yong as the chairman of the Company.

On 31 December, 2004, the appointment of Si Xian Min as a Director, and the resignation of Wang Chang Shun as a Director were approved at the second extraordinary general meeting of the shareholders of the Company.

On 29 March, 2005, the appointment of Ren Ji Dong and He Zong Kai as the vice presidents of the Company, and the removal of Jiang Ping as a vice president of the Company were approved by the Board of Directors.

Biographical details of the Board of Directors, senior administrative officers and members of the Supervisory Committee are set out on pages 187 to 191 of this Annual Report.

INTERESTS AND SHORT POSITION OF DIRECTORS AND SUPERVISORS IN THE COMPANY AND ASSOCIATED CORPORATIONS

As at 31 December, 2004, the interests and short positions of the Directors and Supervisors of the Company and their respective associates in the shares, underlying shares and debentures (as the case may be) of the Company or its associated corporations (within the meaning of Part XV of the SFO) which were notified to the Company and the Hong Kong Stock Exchange pursuant to Divisions 7 and 8 of Part XV of SFO (including interests or short positions which are taken or deemed to have under such provisions of the SFO), or recorded in the register maintained by the Company pursuant to Section 352 of the SFO or which were notified to the Company and the Hong Kong Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of the Listed Issuers in Appendix 10 of the Listing Rules are as follows:

                                                                      % TO THE  % TO THE
                                                            % TO THE    TOTAL    TOTAL
                                                              TOTAL    ISSUED    ISSUED
              THE                                            ISSUED   DOMESTIC   SHARE
             COMPANY/                             NUMBER    H SHARES   SHARES   CAPITAL
           ASSOCIATED       TYPES OF   TYPE OF   OF SHARES   OF THE    OF THE    OF THE    SHORT
NAME       CORPORATION      INTEREST    SHARES     HELD      COMPANY   COMPANY   COMPANY  POSITION
-----     --------------  -----------  --------  ---------  --------  --------  --------  --------
Simon To    the Company   Interest of  H Shares   100,000    0.009%       -      0.002%       -
                            spouse
                           (note 1)

Note 1: The spouse of Mr. Simon To is the owner of these 100,000 H Shares of the Company and accordingly, Mr. Simon To, is taken to be interested in these 100,000 H Shares by virtue of the SFO.

                                                [LOGO]  [CHINESE CHARACTERS]  25
                                                        CHINA SOUTHERN

                                                Report of the Directors (Cont'd)

Save as disclosed above, as at 31 December, 2004, none of the Directors or Supervisors of the Company and their respective associates had interests or short positions in the shares, underlying shares and/or debentures (as the case may be) of the Company or its associated corporations (within the meaning of
Part XV of the SFO) which were notified to the Company and the Hong Kong Stock Exchange pursuant to Divisions 7 and 8 of Part XV of SFO (including interests or short positions which he was taken or deemed to have under such provisions of the SFO), or recorded in the register maintained by the Company pursuant to
Section 352 of the SFO or which were notified to the Company and the Hong Kong Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of the Listed Issuers in Appendix 10 of the Listing Rules.

The Company has received from each independent non-executive Director an annual confirmation of his independence pursuant to Rule 3.13 of the Listing Rules and the Company still considers such independent non-executive Directors to be independent.

SERVICE CONTRACTS OF THE DIRECTORS AND SUPERVISORS

All Directors and Supervisors of the Company have entered into service contracts with the Company for a term of three years commencing on 16 June, 2004 (except that the service contract of Mr. Liu Shao Yong and Mr. Si Xian Min which commenced from 29 November, 2004 and 31 December, 2004 respectively will expire at the end of the term for the current session of the Board). Except for such service contracts, none of the Directors or Supervisors of the Company has entered or proposed to enter into any service contracts with the Company or its subsidiaries. None of the Directors or Supervisors has entered into any service contracts with the Company which is not determinable by the Company within one year without payment of compensation, other than statutory compensation.

SUFFICIENT PUBLIC SHAREHOLDERS

According to the information obtained by the Company through public channels, and so far as the Directors are aware of as at the latest practicable date before the publishing of this Annual Report, the Company has been maintaining sufficient public shareholders to comply with the Listing Rules during the year.

INTERESTS OF DIRECTORS AND SUPERVISORS IN CONTRACTS

In the year ended 31 December, 2004, none of the Directors or Supervisors of the Company had a material interest in any contract of significance to which the Company or any of its subsidiaries was a party.

CONNECTED TRANSACTIONS

The Company enters into certain connected transactions with CSAHC and other connected persons from time to time. Such transactions fall within the definition of connected transactions set out in Chapter 14A of the Listing Rules of the Hong Kong Stock Exchange. Details of such transactions conducted during the year and/or the related agreements entered into between the Company and such parties are disclosed as follows:

(A)   DE-MERGER AGREEMENT

      The De-merger Agreement dated 25 March, 1995 (such Agreement was amended by Amendment No.1 dated 22 May, 1997) was entered into between the CSAHC and the Company for the purpose of defining and allocating the assets and liabilities between CSAHC and the Company. Under the De-merger Agreement, CSAHC and the Company have agreed to indemnify the other party against claims, liabilities and expenses incurred by such other party relating to the businesses, assets and liabilities held or assumed by CSAHC or the Company (as the case may be) pursuant to the De-merger Agreement.

      Neither the Company nor CSAHC has made any payments in respect of such indemnification obligations from the date of the De-merger Agreement up to the date of this report.

26  CHINA SOUTHERN AIRLINES COMPANY LIMITED  2004 ANNUAL REPORT

(B)   VERY SUBSTANTIAL ACQUISITION AND CONNECTED TRANSACTION

      The Company, CSAHC, China Northern Airlines Company ("Northern Airlines"), a wholly owned subsidiary of CSAHC, and Xinjiang Airlines Company ("Xinjiang Airlines"), a wholly owned subsidiary of CSAHC, entered into a sale and purchase agreement (the "VSA Sale and Purchase Agreement") dated 12 November, 2004 pursuant to which the Company agreed to acquire, and CSAHC, Northern Airlines and Xinjiang Airlines agreed to sell certain airlines and airlines-related operations, assets and properties of Northern Airlines, Xinjiang Airlines and their respective subsidiaries, which included aircraft, engines, spare parts, aviation equipment and facilities, properties, office facilities, and other fixed, current and intangible assets. In addition, the Company will also assume all indebtedness in the aggregate sum of RMB13,438,191,000 owed by Xinjiang Airlines, Northern Airlines and their respective subsidiaries in connection with their civil aviation business.

      The total consideration, including the assumption of the debts under the VSA Sale and Purchase Agreement was RMB15,397,524,000.

      The purposes of entering into the VSA Sale and Purchase Agreement and the transactions thereunder were to bring various commercial benefits to the Company in terms of broadening its flight service network, increasing its fleet size and transportation capacity, reducing costs and boosting its overall efficiency, ultimately strengthening the Group's position as one of PRC's largest airlines and enhancing its value for its investors.

(C) CONTINUING CONNECTED TRANSACTIONS BETWEEN THE COMPANY, CSAHC AND THEIR RESPECTIVE ASSOCIATES

      The Company and CSAHC and their respective subsidiaries were a single group prior to the restructuring of CSAHC in 1995 in anticipation of the Company's global offering ("Restructuring"). As a result, certain arrangements between them have continued after the Restructuring and the listing of the Company's shares on the Hong Kong Stock Exchange, New York Stock Exchange and Shanghai Stock Exchange. At present, the Company and CSAHC (or their respective subsidiaries) have entered into the following agreements:

      (a) SOUTHERN AIRLINES (GROUP) IMPORT AND EXPORT TRADING COMPANY ("SAIETC"), A WHOLLY OWNED SUBSIDIARY OF CSAHC

            The Company and SAIETC entered into an agreement dated 22 May, 1997 for the import and export of aircraft, flight equipment, special vehicles for airline use, communication and navigation facilities, and training facilities for a term from 22 May, 1997 to 22 May, 2000 which was subsequently extended to 2006 by mutual agreement between the parties. The parties have mutually agreed that the agreement can be extended automatically.

            For the year ended 31 December, 2004, the amount incurred by the Group for the import and export of the above equipment was RMB1,117,289,000, inclusive of agency commission of 1.5% above the contract prices paid to SAIETC.

                                                [LOGO]  [CHINESE CHARACTERS]  27
                                                        CHINA SOUTHERN

                                                Report of the Directors (Cont'd)

      (b) SOUTHERN AIRLINES ADVERTISING COMPANY, WHICH IS 45% OWNED BY THE COMPANY AND 55% OWNED BY CSAHC ("CSAHC")

            On 26 August, 2002, the Company had entered into a takeover agreement with CSAHC. As a result, the Company owns 90% and CSAHC owns 10% of Southern Airlines Advertising Company.

            On 3 September, 2004, CSAHC increased its shareholdings from 10% to 55% by the creation of RMB3 million authorised share capital from RMB2 million. Such capital injection from CSAHC diluted the Company's shareholdings of Southern Airlines Advertising Company from 90% to 45%.

            The Company and Southern Airlines Advertising Company have entered into an agreement dated 22 May, 1997 for the provision of advertising services for a term extending from 22 May, 1997 to 22 May, 2000. After extension of three years, the parties have mutually agreed to extend the agreement for another three years to 22 May, 2006.

            For the year ended 31 December, 2004, the amount incurred by the Group to Southern Airlines Advertising Company for advertising services was RMB1,166,000.

      (c) SOUTHERN AIRLINES GROUP FINANCE COMPANY LIMITED ("SA FINANCE") WHICH IS 42% OWNED BY CSAHC, 32% OWNED BY THE COMPANY AND 26% OWNED IN AGGREGATE BY FIVE SUBSIDIARIES OF THE COMPANY

            The Company entered into a financial agreement dated 22 May, 1997 with SA Finance for the provision of financial services such as deposit and loan facilities, credit facilities, financial guarantees and credit references for a term commencing from 22 May, 1997 to 22 May, 2000. As agreed by the parties, the agreement was extended for six years to 22 May, 2006. In order to comply with the new requirements under the Listing Rules, so that SA Finance can continue to provide deposit of money service and other financial services (subject to execution of separate agreements and further compliance with the Listing Rules), the Company and SA Finance entered into a new financial agreement on 12 November, 2004, commencing from that date for a period of three years, and is renewable, subject to compliance with the requirements of the relevant Listing Rules by the Company, by an application in writing by the Company not less than 30 days before the end of the fixed term.

            As SA Finance is a connected person of the Company under the Listing Rules, the financial agreement constitutes a discloseable and non-exempt continuing connected transaction under Rule 14A.35 of the Listing Rules and requires the Company to comply with the reporting and announcement requirement and the independent shareholders' approval requirement under Rule 14A.48 of the Listing Rules. The independent shareholders of the Company approved the financial agreement at the second extraordinary general meeting of the Company held on 31 December, 2004.

            Under such agreement, SA Finance agrees to provide to the Company the following financial services:

            (a) accept deposit of money from the Company at interest rates not lower than those set by the People's Bank of China for the same term of deposit. SA Finance will in turn deposit the whole of such sums of money with certain banks including Bank of Agriculture, Bank of Communications, China Construction Bank and Industrial and Commercial Bank of China;

28  CHINA SOUTHERN AIRLINES COMPANY LIMITED  2004 ANNUAL REPORT

      (b) make loans to the Company subject to the entering into of separate loan agreements, which will set out the maximum aggregate annual value ("Cap"), terms and conditions of the loans, upon application by the Company during the term of the financial agreement. The Company will comply with the Listing Rules when entering into such separate written agreements. SA Finance shall not charge interest rates higher than those set by the People's Bank of China for similar loans. The total amount of outstanding loans extended by SA Finance to the Company must not exceed the sum of SA Finance's shareholders' equity, capital reserves and money deposit received from other parties (except the Company); and

      (c) provide credit facilities, financial guarantees, credit references, and other financial services subject to the entering into of separate agreements, which will set out the cap, terms and conditions of such services, upon request by the Company during the term of the financial agreement. The Company will comply with the Listing Rules when entering into such separate written agreements.

      The Company is not subject to any extra charges for depositing money with SA Finance. For the other financial services provided by SA Finance under the financial agreement, the Company is liable to pay SA Finance the standard charging rates set by the People's Bank of China. The PRC commercial banks also charge similar charging rates set by the People's Bank of China. The Company will make payment for such interest, fees and commissions in accordance with the payment terms of the separate agreements for the provision of loans or other financial services as might be entered into between the Company and SA Finance.

      The Cap for the provision of deposit service under the financial agreement is set at RMB1 billion per year. The Company usually receives interest on its money deposited with SA Finance at rates which are more favourable than the benchmark interest rates set by the People's Bank of China, usually in the range between the benchmark interest rates set by the People's Bank of China and the inter-bank offer rates of interest. This arrangement allows the Company to achieve a more efficient use of its current capital, since the Company can enjoy better interest rates on depositing its current capital with SA Finance than the benchmark rates of interest set by the People's Bank of China that the PRC commercial banks can offer to the Company.

      Subject to the entering into of further separate agreements, the Company can borrow from SA Finance at interest rates not higher than those set by the People's Bank of China for similar loans. In addition, the Company is not precluded under the financial agreement to borrow money from other PRC commercial banks where the terms and conditions are favourable. The Company can also enjoy the convenience of other financial services at the rates of fees and commissions set by the People's Bank of China, which are comparable to the rates charged by PRC commercial banks for similar services.

      As of 31 December, 2004, the Group's deposits placed with SA Finance amounted to RMB406 million, which bore interest at the rate of 0.62% to 1.62% per annum.

                                                [LOGO]  [CHINESE CHARACTERS]  29
                                                        CHINA SOUTHERN

                                                Report of the Directors (Cont'd)

      (d) SHENZHEN AIR CATERING COMPANY LIMITED, WHICH IS 33% OWNED BY CSAHC, AND 67% OWNED BY TWO INDEPENDENT THIRD PARTIES

            The Company and Shenzhen Air Catering Company Limited entered into an agreement dated 23 May, 1997 for the sale and purchase of in-flight meals for flights originating or stopping at the airport in Shenzhen. Pursuant to such agreement, Shenzhen Air Catering Company Limited will supply in-flight meals to the Group from time to time during the term from 23 May, 1997 to 23 May, 1998. The parties have mutually agreed that the agreement can be extended automatically.

            For the year ended 31 December, 2004, the amount incurred by the Group to Shenzhen Air Catering Company Limited for the provision of in-flight meals was approximately RMB50,197,000.

      (e) GUANGZHOU AIRCRAFT MAINTENANCE ENGINEERING COMPANY LIMITED ("GAMECO"), WHICH IS 50% OWNED BY THE COMPANY AND 50% OWNED BY TWO INDEPENDENT THIRD PARTIES

            The Company and GAMECO had entered into an Aircraft Maintenance and Engineering Agreement for the provision of aircraft repair and maintenance services. On 17 May, 1996, the Company and GAMECO entered into an agreement regarding the fee arrangement for the provision of such repair and maintenance services (the "Fee Agreement"). Pursuant to the Fee Agreement and subsequent agreements, GAMECO charged the Company for expendables at cost plus 15%, and labour costs at US$30.0 per hour during 2004.

            For the year ended 31 December, 2004, the amount incurred by the Group for such repair and maintenance services was RMB659,850,000.

      (f) CHINA SOUTHERN WEST AUSTRALIAN FLYING COLLEGE PTY LTD (THE "AUSTRALIAN PILOT COLLEGE"), WHICH IS 65% OWNED BY THE COMPANY AND 35% OWNED BY CSAHC

            CSAHC and the Australian Pilot College entered into an agreement dated 7 October, 1993 for the provision of pilot training in Australia to the cadet pilots of CSAHC (the "Training Agreement"). The Training Agreement will remain in force unless terminated by either party upon 90 days' prior written notice to the other party. Pursuant to the De-merger Agreement, the Company has assumed all the interests, rights and obligations of CSAHC under the Training Agreement.

            For the year ended 31 December, 2004, the amount paid by the Group to the Australian Pilot College for training services was RMB79,436,000.

      (g) SOUTHERN AIRLINES (GROUP) ECONOMIC DEVELOPMENT COMPANY, WHICH IS 61% OWNED BY CSAHC AND 39% OWNED BY AN INDEPENDENT THIRD PARTY

            The Company and Southern Airlines (Group) Economic Development Company entered into an agreement dated 22 May, 1997 for the provision of drinks, snacks, liquor, souvenirs and other products for a term extending from 22 May, 1997 to 22 May, 2007.

            For the year ended 31 December, 2004, the amount paid by the Group to Southern Airlines (Group) Economic Development Company for the provision of drinks, snacks, liquor, souvenirs and other products was RMB65,637,000.

30  CHINA SOUTHERN AIRLINES COMPANY LIMITED  2004 ANNUAL REPORT

(h) GUANGZHOU NANLAND AIR CATERING COMPANY LIMITED ("NANLAND"), WHICH IS 51% OWNED BY THE COMPANY AND 49% OWNED BY AN INDEPENDENT THIRD PARTY

      The Company and Nanland entered into a catering agreement dated 22 May, 1999 for the sale and purchase of in-flight meals for flights originating or stopping at the airport in Guangzhou. Pursuant to such agreement, Nanland will supply in-flight meals to the Company from time to time during the term from 22 May, 1999 to 22 May, 2000. The agreement will then be automatically renewed annually.

      For the year ended 31 December, 2004, the amount paid by the Group to Nanland for the provision of in-flight meals was RMB105,756,000.

(i)   TICKET SALES ARRANGEMENTS

      The Group has entered into ticket agency agreements for the sale of the Group's air tickets with several subsidiaries of CSAHC (the "Agents"). The Agents charge commission on the basis of the rates stipulated by the CAAC and International Air Transport Association ("IATA"). The Agents charge a commission in the amount of 3% of the ticket price for domestic tickets and 5% to 12% of the ticket price for Hong Kong regional/ international tickets. The Group has other air ticket sales agents in China who also charge commission at the same rates. The Agents also act as air ticket sales agents for other Chinese airlines and charge the same rates of commission to such other airlines as those charged to the Group.

      For the year ended 31 December, 2004, the aggregate amount of ticket sales of the Group conducted through the Agents was RMB32,008,000.

(j) CHINA SOUTHERN AIRLINES GROUP AIR CATERING COMPANY LIMITED (THE "CATERING COMPANY"), A WHOLLY OWNED SUBSIDIARY OF CSAHC

      The Company and the Catering Company entered into a catering agreement dated 12 November, 2004 under which the Catering Company would supply (1) in-flight meals in accordance with the menus of in-flight meals to be agreed with the Company from time to time, and in such quantity as the Company shall advise the Catering Company in advance; and (2) catering services for different flights of the Company (including normal, additional, chartered and temporary flights) originating or stopping at the domestic airports, mainly in northern China and the Xinjiang regions where the Catering Company provides catering services.

      The catering agreement is for a fixed term of three years, commencing from the date of the agreement. The parties have agreed, after arm's length negotiation, on the price of each type of in-flight meals and the service charges for each type of aircraft. The prices of in-flight meals and the service charges are not higher than the market rate of comparable in-flight meals and service charges. The Catering Company will issue an invoice listing out the quantity of in-flight meals supplied, the agreed unit price and the total price payable for each of the Company flight it provides service. The Cap for the Catering Agreement is set at RMB220 million per year.

                                                [LOGO]  [CHINESE CHARACTERS]  31
                                                        CHINA SOUTHERN

                                                Report of the Directors (Cont'd)

(D)   TRADEMARK LICENCE AGREEMENT

      The Company and CSAHC entered into a ten year trademark licence agreement dated 22 May, 1997 pursuant to which CSAHC acknowledges that the Company has the right to use the name "China Southern" and "China Southern Airlines" in both Chinese and English, and grants the Company a renewable royalty free licence to use the kapok logo on a worldwide basis in connection with the Company's airline and airline-related businesses. Unless CSAHC gives a written notice of termination three months before the expiration of the agreement, the agreement will be automatically renewed for another ten-year term.

(E)   LEASES

      The Company, as leasee, and CSAHC, as leasor, entered into the following lease agreements:

      (a) The Company and CSAHC entered into a land lease agreement dated 22 May, 1997, in respect of the land used by the Company within Guangzhou Baiyun International Airport. The rental payment is RMB2,650,700 per year. The term of the lease is five years commencing 1 April, 1997, renewable by both parties thereafter (subject to mutual agreement with respect to rental terms).

      (b) The Company and CSAHC separately entered into four lease agreements dated 22 May, 1997, in respect of office premises located at the east wing of the Guangzhou Railway Station on Guangzhou Huanshi Dong Road, office premises at Haikou Airport, office premises in Haikou City, and office premises at Tianhe Airport in Wuhan, Hubei Province. The aggregate rental payment under the four leases is RMB15,745,000 per year. The term of each lease is one year, renewable by the parties thereafter (subject to mutual agreement with respect to rental terms).

      (c) The Company and CSAHC entered into an indemnification agreement dated 22 May, 1997 in which CSAHC has agreed to indemnify the Company against any loss or damage caused by or arising from any challenge of, or interference with, the Company's right to use certain land and buildings.

      (d) The Company, CSAHC and Northern Airlines entered into a lease agreement dated 12 November, 2004, under which CSAHC and Northern Airlines lease to the Company certain buildings, facilities and other infrastructure related to the civil aviation businesses of Northern Airlines situated at various locations in Shenyang, Dalian, Jilin, Harbin, Chaoyang and Russia. The lease is for a fixed term of three years, commencing from the date of the lease, and is renewable, subject to compliance with the relevant requirements of the Listing Rules by the Company, by an application in writing by the Company to the lessor three months before the end of the fixed term. The consideration for lease agreement is RMB41,993,318 per year, payable in arrear by cheque, in cash or by bank transfer on or before the 10th day of each calendar month, and is determined after arm's length negotiation between the parties. The Cap for the lease agreement is set at RMB41,993,318 per year.

      (e) The Company, CSAHC and Xinjiang Airlines entered into a lease agreement dated 12 November, 2004, under which CSAHC and Xinjiang Airlines lease to the Company certain buildings, facilities and other infrastructure related to the civil aviation businesses of Xinjiang Airlines situated in Xinjiang and Russia. The lease is for a fixed term of three years, commencing from the effective date of the lease, and is renewable, subject to compliance with the relevant requirements of the Listing Rules by the Company, by an application in writing by the Company to the lessor three months before the end of the fixed term. The consideration for lease agreement is RMB5,797,909 per year, payable in arrear by cheque, in cash or by bank transfer on or before the 10th day of each calendar month, and is determined after arm's length negotiation between the parties. The Cap for the lease agreement is set at RMB5,797,909 per year.

32  CHINA SOUTHERN AIRLINES COMPANY LIMITED  2004 ANNUAL REPORT

      (f) The Company and CSAHC entered into a lease agreement dated 12 November, 2004, under which CSAHC leases to the Company certain lands by leasing the land use rights of such lands to the Company. These lands had been administratively allocated to Xinjiang Airlines and Northern Airlines for the purposes of their civil aviation and related businesses. Subsequently, CSAHC was authorised to deal with the land use rights of such lands, including leasing, but not transferring, such land use rights. Total area of the lands leased is 1,182,297 square metres, and the locations of such lands are in Urumqi, Shenyang, Dalian and Harbin. The lease is for a fixed term of three years, commencing from the effective date of the lease, and is renewable, subject to compliance with the relevant requirements of the Listing Rules by the Company, by an application in writing by the Company to the lessor three months before the end of the fixed term. The rent for the land use rights of the designed lands under lease agreement is RMB22,298,033 per year, payable in arrear by cheque, in cash or by bank transfer on or before the 10th day of each calendar month, and is determined after arm's length negotiation between the parties. The Cap for the lease agreement is set at RMB22,298,033 per year.

(F)   COMPREHENSIVE SERVICES AND EMPLOYEE BENEFITS

      The Company and CSAHC entered into a comprehensive services agreement (the "Services Agreement") dated 22 May, 1997.

      The Services Agreement provides that CSAHC shall sell or rent housing to eligible employees of the Group at lower than market price. As the housing is sold or rented below cost and the construction costs of the leased housing were originally paid by CSAHC, the Company shall pay CSAHC RMB85 million per year, payable quarterly in arrears, for a term of ten years from 1995 to 2004.

(G) ONGOING CONNECTED TRANSACTIONS BETWEEN THE COMPANY, NORTHERN AIRLINES, XINJIANG AIRLINES AND THEIR RESPECTIVE ASSOCIATES

      CHINA NORTHERN AIRLINES COMPANY, A WHOLLY OWNED SUBSIDIARY OF CSAHC

      Northern Airlines is principally engaged in commercial airline services in the PRC with its headquarters based in Shenyang, East Northern part of the PRC. Following the announcement of the consolidation and restructuring among CSAHC, Northern Airlines and Xinjiang Airlines on 11 October, 2002 (the "Consolidation and Restructuring"), Northern Airlines has become a wholly owned subsidiary of CSAHC and a connected person of the Company under the Listing Rules. The following agreements have been terminated following the acquisition of the core operational assets of Northern Airlines and Xinjiang Airlines on 31 December, 2004.

      XINJIANG AIRLINES COMPANY, A WHOLLY OWNED SUBSIDIARY OF CSAHC

      Xinjiang Airlines is principally engaged in commercial airline services in the PRC with its headquarters based in Urumqi, Xinjiang. Following the Consolidation and Restructuring, Xinjiang Airlines has become a wholly owned subsidiary of CSAHC and a connected person of the Company under the Listing Rules. The following agreements have been terminated following the acquisition of the core operational assets of Northern Airlines and Xinjiang Airlines on 31 December, 2004.

      (a)   In-flight Meals Arrangement with Northern Airlines

            Nanland has been providing and will provide in-flight meals to Northern Airlines. Pursuant to an agreement dated 23 June, 2000, Nanland has been providing in-flight meals to Northern Airlines from time to time for a period of one year. The agreement will then be automatically renewed annually. For the year ended 31 December, 2004, the amount paid by Northern Airlines to Nanland for the provision of in-flight meals was approximately RMB5,221,000.

                                                [LOGO]  [CHINESE CHARACTERS]  33
                                                        CHINA SOUTHERN

                                                Report of the Directors (Cont'd)

            Pursuant to an agreement dated 30 October, 2001, Northern Airlines has been providing and will continue to provide in-flight meals to the Group from time to time for a period of one year. The agreement will then be automatically renewed annually.

            For the year ended 31 December, 2004, the amount paid by the Group to Northern Airlines for the provision of in-flight meals was approximately RMB3,303,000.

      (b)   In-flight Meals Arrangement with Xinjiang Airlines

            Pursuant to an agreement dated 24 March, 2001, Nanland has been providing and will continue to provide in-flight meals to Xinjiang Airlines from time to time for a period of one year. The agreement will then be automatically renewed annually.

            For the year ended 31 December, 2004, the amount paid by Xinjiang Airlines to Nanland for the provision of in-flight meals was approximately RMB2,326,000.

            Pursuant to an agreement dated 20 September, 1999, Xinjiang Airlines has been providing and will provide in-flight meals to the Group for a period of one year. The agreement will then be automatically extended annually. The amount paid by the Group to Xinjiang Airlines for the provision of in-flight meals for the year ended 31 December, 2004 was approximately RMB2,298,050.

      (c)   Ticket Sales Arrangement with Northern Airlines

            In accordance with the relevant requirement and industry practice, the Group has entered into ticket agency arrangement with Northern Airlines for the sale of the Group's air tickets by Northern Airlines and for the sale of Northern Airlines air tickets by the Group. The selling party charges a commission in the amount of 3% of the ticket price for domestic tickets and 5% to 12% of the ticket price for Hong Kong regional and international tickets. These commission rates are based on the rates stipulated by the CAAC and IATA. The amount of commission paid by Northern Airlines to the Group for the year ended 31 December, 2004 was approximately RMB160,848,000. The amount of commission paid by the Group to Northern Airlines for the year ended 31 December, 2004 was approximately RMB13,074,000.

            The amounts payable under the above aforesaid transactions are based on the rates stipulated by the CAAC and IATA.

      (d)   Ticket Sales Arrangement with Xinjiang Airlines

            The Group has entered into ticket agency arrangement with Xinjiang Airlines for the sale of the Group's air tickets by Xinjiang Airlines and for the sale of Xinjiang Airlines air tickets by the Group. The selling party charges a commission in the amount of 3% of the ticket price for domestic tickets and 5% to 12% of the ticket price for Hong Kong regional and international tickets. These commission sales are based on the rates stipulated by the CAAC and IATA. The amount of commission paid by Xinjiang Airlines to the Group for the year ended 31 December, 2004 was approximately RMB78,207,000. The amount of commission paid by the Group to Xinjiang Airlines for the year ended 31 December, 2004 was approximately RMB7,585,000.

            The amounts payable under the above aforesaid transactions are based on the rates stipulated by the CAAC and IATA.

34  CHINA SOUTHERN AIRLINES COMPANY LIMITED  2004 ANNUAL REPORT

      The Independent Non-Executive Directors of the Company have confirmed to the Board of Directors of the Company that they have reviewed the connected transactions described in (C) through (G) above (the "Reviewed Transactions") and have concluded that:

      (a) the Reviewed Transactions have been entered into by the Group in the ordinary and usual course of its business;

      (b) the Reviewed Transactions have been entered into either (A) on normal commercial terms (by reference to transactions of a similar nature made by similar entities within the PRC) or (B) (where there is no available comparison) on terms no less favourable to the Group than terms available to or from (as appropriate) independent third parties; and

      (c) the Reviewed Transactions have been performed in accordance with the terms of the relevant agreement governing each such Reviewed Transaction on terms that are fair and reasonable so far as the shareholders of the Company are concerned.

      The auditors of the Company have reviewed the Reviewed Transactions and provided the Board of Directors with a letter stating that:

      (a) the Reviewed Transactions have been approved by the Board of Directors;

      (b) nothing came to their attention that caused them to believe that the Reviewed Transactions:

            - were not conducted in accordance with the terms of the relevant agreement; and

            - have exceeded the Cap disclosed in the previous announcement(s).

DONATIONS

During the year, the Group made donations for charitable purposes amounting to RMB9 million.

DESIGNATED DEPOSITS AND OVERDUE TIME DEPOSITS

As at 31 December, 2004, the Group's deposits placed with financial institutions or other parties did not include any designated deposits, or overdue time deposits against which the Group failed to receive repayments.

                                                [LOGO]  [CHINESE CHARACTERS]  35
                                                        CHINA SOUTHERN

                                                Report of the Directors (Cont'd)

MATERIAL LITIGATION

The Company is currently involved in a civil litigation (Hong Kong High Court Action No. 515 of 2001) ("Litigation"). According to the writ of summons for the Litigation, New Link Consultants Limited, the plaintiff, claimed against the Group (as one of the defendants to the Litigation) on the basis of certain evidence proving that United Aero-Supplies System of China, Limited ("UASSC") entered into an agreement with the defendants for exclusive purchase of aviation equipment consigned to UASSC for sale. As the defendants failed to perform the agreement, UASSC should have the right to compensation. Since UASSC is in the course of its winding up proceedings, all the rights and benefits of UASSC in connection with the claim have been transferred to the plaintiff. The Company, as one of the defendants to the Litigation, is being claimed for unspecified damages for breach of the agreement. The Company has filed an objection in respect of the jurisdiction of the court, and has requested the court to transfer the case to the PRC for trial. On 3 May, 2004, the court made an award in favour of the Company for the transfer to the PRC, against which the plaintiff has filed an appeal.

AUDITORS

A resolution is to be proposed at the forthcoming annual general meeting of the Company for the reappointment of KPMG as the international auditors of the Company and of KPMG Huazhen as the PRC auditors of the Company.

By order of the Board of Directors
LIU SHAO YONG
Chairman

Guangzhou, the PRC
25 April, 2005

36  CHINA SOUTHERN AIRLINES COMPANY LIMITED  2004 ANNUAL REPORT

Report of the Supervisory Committee

Dear Shareholders,

In 2004, the Supervisory Committee of the Company faithfully carried out their duties and obligations with due diligence in accordance with the Working Procedures for the Supervisory Committee of China Southern Airlines Company Limited subject to the Company Law and Companies Ordinance. Members of the committee participated in all board meetings of the Directors, monitored the financial position of the Company and the conduct of the Directors and the senior management of the Company in discharge of their duties and their compliance with the applicable laws and regulations and their compliance with the applicable laws and regulations and the Company's Articles of Association, in protection of the legitimate rights and interests of the Shareholders and the Company as a whole.

I.    PARTICULARS OF THE WORK OF THE SUPERVISORY COMMITTEE

      The Supervisory Committee of the Company met for three times in 2004, with details as follows:

      (1) The Supervisory Committee of the Company held a meeting on 23 April, 2004, during which the following resolutions were considered and adopted:

            1. That the 2003 annual report, including the summary and the full version, and the results announcement (for A Shares and H Shares) of the Company be reviewed and approved;

            2. That the 2003 report of the Supervisory Committee be reviewed and approved;

            3. That the 2003 audited financial report be reviewed and approved;

            4. That the profit distribution proposal be reviewed and approved;

            5. That a resolution be put forward for approval by the general meeting in relation to the election of members for the next term of the Supervisory Committee and the authorization of the incumbent Supervisory Committee for determination of the remuneration of the newly elected members;

            6. That the amendments to the Articles of Association, and the Rules of Procedures of General Meeting and of Board Meeting be reviewed and approved;

            7. That the reappointment of KPMG and KPMG Huazhen as the international auditor and PRC auditor of the Company respectively be reviewed and approved;

            8. That resolutions no. 2-7 set out above be reviewed and approved for further endorsement by the general meeting.

      (2) The Supervisory Committee of the Company held a meeting on 16 June, 2004, during which the following resolution was considered and adopted:

            That Mr. Sun Xiao Yi be elected as the Chairman of the Fourth Session of the Supervisory Committee.

                                                [LOGO]  [CHINESE CHARACTERS]  37
                                                        CHINA SOUTHERN

                                    Report of the Supervisory Committee (Cont'd)

      (3) The Supervisory Committee of the Company held a meeting on 11 November, 2004, during which the following resolutions were considered and adopted:

            1. That the Company's acquisition of the airline business-related assets and liabilities of China Southern Air Holding Company, China Northern Airlines Company and Xinjiang Airlines Company and execution of the "Asset Sale and Purchase Contract", "Land Use Right Leasing Agreement", "Premises Leasing Agreement" and "Catering Contract" be reviewed and approved for further endorsement by the general meeting.

            2. That the ""Report on Asset Acquisitions and Connected Transactions of China Southern Airlines Company Limited" (domestic) and "Announcement on Substantial Acquisitions and Connected Transactions" (overseas) be reviewed and approved.

            3. That the proposal of the Board of Directors for convening the second extraordinary general meeting at the Company's headquarters in Guangzhou on 31 December, 2004 and the agenda therefor be approved.

II.   THE SUPERVISORY COMMITTEE'S INDEPENDENT OPINION:

      (1) The Company's policy making process and its operation were in compliance with the laws and the Company established a relatively comprehensive internal control system. The Supervisory Committee was not aware of any actions of the Directors or senior management officers of the Company who, in carrying out their duties, violated laws, regulations, the Articles of Association of the Company or were prejudicial to the interests of the Company.

      (2) The Company's financial report for 2004 gave a true and fair view of its financial position and operating results. The unqualified opinion expressed in the auditors' reports issued by KPMG and KPMG Huazhen gave an objective and fair view.

      (3) The Supervisory Committee was of the opinion that the use of proceeds from the offering was in accordance with the disclosure in the prospectus and such use of proceeds had not been changed.

      (4) The Supervisory Committee was not aware of any insider dealings or acts which impaired the Shareholders' interests or caused loss of assets of the Company in the course of acquisition or disposal of assets.

      (5) The Supervisory Committee was of the opinion that the connected transactions between the Company and its connected persons were conducted at fair market value without prejudice to the interests of the Company and its minority shareholders.

38  CHINA SOUTHERN AIRLINES COMPANY LIMITED  2004 ANNUAL REPORT

The Supervisory Committee is satisfied with the annual report for 2004 presented by the Board of Directors of the Company, and appreciates the encouraging results in respects of the Company's acquisition of the core assets of China Northern Airlines Company and Xinjiang Airlines Company in connection with the reorganization of China Southern Air Holding Company and the enhancement of safety and service standards achieved by the management of the Company. The Supervisory Committee will continue to closely monitor the progress of consolidation of its operations and capital resources after the reorganization. It will also pay attention to the performance of the Company's management in taking effective cost control measures to counter the impact of rising oil prices and other complex market issues.

The Supervisory Committee has every confidence in the Group's prospects.

By Order of the Supervisory Committee

SUN XIAO YI
Chairman of the Supervisory Committee
Guangzhou, the PRC

25 April, 2005

                                                [LOGO]  [CHINESE CHARACTERS]  39
                                                        CHINA SOUTHERN

                                                     Corporate Governance Report

The Company has always strived to comply with the regulatory requirements of the China Securities Regulatory Commission, the Hong Kong Stock Exchange, The New York Stock Exchange Inc. and the United States Securities and Exchange Commission. The Company has complied with the Code of Best Practice as set out in Appendix 14 of the Listing Rules throughout the year ended 31 December, 2004, and adopted sound governance and disclosure practices. The Company will continue to improve its corporate governance practices and increase transparency to the shareholders.

Below are the corporate governance practices adopted by the Group.

THE BOARD

The Board is responsible for the oversight of the management of the business and affairs of the Company with the objective of enhancing shareholder value.

The Board, headed by the Chairman, is responsible for the formulation and the approval of the Group's development and business strategies and policies, approval of annual budgets and business plans, recommendation of dividend, and supervision of management in accordance with the rules governing the meeting of the Board of Directors, the President's working guides, articles of association and the rules governing the meeting of the shareholders. The management of the Company is responsible for the day-to-day operations of the Group under the leadership of the President.

The roles of the Chairman, Liu Shao Yong, and the Vice Chairman, Liu Ming Qi, are separate from that of the President, Si Xian Min. Such division of responsibilities allows a balance of power between the Board of Directors and the management of the Group, and ensures their independence and accountability.

The Chairman, assisted by the Vice Chairman, is the leader of the Board and he oversees the Board so that it acts in the best interests of the Group. The Chairman is responsible for deciding the agenda for each Board meeting, taking into account, where appropriate, matters proposed by other Directors for inclusion in the agenda. The Chairman has overall responsibility for providing leadership, vision and direction in the development of the business of the Company.

The President, assisted by the Vice Presidents, is responsible for the day-to-day management of the business of the Group, attends to the formulation and successful implementation of policies, and assumes full accountability to the Board for all operations of the Group. Working with the Vice Presidents and the executive management team of each core business division, he ensures the smooth operations and development of the Group. He maintains a continuing dialogue with the Chairman, the Vice Chairman and all Directors to keep them fully informed of all major business developments and issues. He is also responsible for building and maintaining an effective executive team to support him in his role.

40  CHINA SOUTHERN AIRLINES COMPANY LIMITED  2004 ANNUAL REPORT

The Board held 43 meetings in 2004 and the individual attendance of each Director, on a named basis, is as follows:

                                                                                                    ATTENDED/
                                       NAME OF DIRECTOR                                        ELIGIBLE TO ATTEND
                                       ----------------                                        ------------------
Chairman                                Liu Shao Yong                                                  43/43

Vice Chairman                           Liu Ming Qi                                                    43/43

Executive Directors                     Peng An Fa                                                     43/43
                                        Wang Quan Hua                                                  43/43
                                        Zhao Liu An                                                    43/43
                                        Zhou Yong Qian                                                 43/43
                                        Si Xian Min (President)                                        43/43
                                        Zhou Yong Jin                                                  43/43
                                        Xu Jie Bo (Chief Financial Officer, Vice President)            43/43
                                        Wu Rong Nan                                                    43/43

Independent Non-executive Directors     Simon To                                                       42/43
                                        Peter Lok                                                      43/43
                                        Wei Ming Hai                                                   43/43
                                        Wang Zhi                                                       43/43
                                        Sui Guang Jun                                                  42/43

Each of the Directors is not connected with one another.

All independent non-executive Directors have entered into service contracts with the Company for a term of three years commencing on 16 June, 2004. Except for such service contracts, none of the independent non-executive Directors has entered or proposed to enter into any service contracts with the Company or its subsidiaries. None of the independent non-executive Directors has entered into any service contracts with the Company which is not determinable by the Company within one year without payment of compensation, other than statutory compensation.

Having made specific enquiries with all the Directors of the Company, the Directors have for the year ended 31 December, 2004 complied with the Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix 10 of the Listing Rules. The Company has not adopted a code of conduct less stringent than the Model Code for Securities Transactions by Directors of Listed Issuers regarding securities transactions of the Directors.

In the opinion of the Directors, the Group has complied with the Code of Best Practice set out in Appendix 14 of the Listing Rules issued by the Hong Kong Stock Exchange throughout the year ended 31 December, 2004.

DIRECTORS' RESPONSIBILITY FOR THE FINANCIAL STATEMENTS

The following statement, which sets out the responsibilities of the Directors in relation to the financial statements, should be read in conjunction with, but distinguished from, the auditors' report herein, which acknowledges the reporting responsibilities of the Group's auditors.

ANNUAL REPORT AND FINANCIAL STATEMENTS

The Directors acknowledge their responsibility to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the Group.

                                                [LOGO]  [CHINESE CHARACTERS]  41
                                                        CHINA SOUTHERN

                                            Corporate Governance Report (Cont'd)

ACCOUNTING POLICIES

The Directors consider that in preparing the financial statements the Group uses appropriate accounting policies that are consistently applied, and that all applicable accounting standards are followed.

ACCOUNTING RECORDS

The Directors are responsible for ensuring that the Group keeps accounting records which disclose with reasonable accuracy the financial position of the Group and which enable the preparation of financial statements in accordance with PRC Laws and disclosure requirements of the Hong Kong Companies Ordinance and the applicable accounting standards.

SAFEGUARDING ASSETS

The Directors are responsible for taking all reasonable and necessary steps to safeguard the assets of the Group and to prevent and detect fraud and other irregularities.

GOING CONCERN

The Directors, having made appropriate enquiries, consider that the Group has adequate resources to continue in operational existence for the foreseeable future and that, for this reason, it is appropriate to adopt the going concern basis in preparing the financial statements.

NOMINATION OF DIRECTORS

The independent non-executive Directors of the Company are nominated by the Board of Directors, and their appointment must be approved by the shareholders of the Company in a general meeting.

The executive Directors of the Company are nominated by CSAHC, the controlling shareholder of the Company, and their appointment must be approved by the shareholders of the Company in a general meeting.

AUDIT COMMITTEE

The Audit Committee comprises five independent non-executive Directors, one of whom possesses the appropriate professional qualifications or accounting or related financial management expertise to understand financial statements. The Committee is chaired by Wei Ming Hai and the other members of the Committee are Simon To, Peter Lok, Wang Zhi and Sui Guang Jun. Since 1998, Professor Wei has been a doctorate advisor for Accounting Information and Investment Analysis at the School of Management of Zhongshan University. Professor Wei is also on the board of directors of China Accountants Association, Vice Chairman of Accountants Association of Guangdong Province, Vice Chairman of Auditors Association of Guangzhou, Executive Member of the Research Institute of Financial Costs for Young and Middle-aged Accountants and member of American Accounting Association.

Under its terms of reference the Audit Committee is required, amongst other things, to oversee the relationship with the external auditors, to review the Group's interim results and annual financial statements, to monitor compliance with statutory and listing requirements, to review the scope, if necessary, to engage independent legal or other advisers as it determines is necessary and to perform investigations.

The Audit Committee held five meetings in 2004, which were attended by all members.

42  CHINA SOUTHERN AIRLINES COMPANY LIMITED  2004 ANNUAL REPORT

EXTERNAL AUDITORS

The Audit Committee reviews each year a letter from KPMG Hong Kong and KPMG Huazhen (collectively "KMPG") confirming their independence, approves their appointment, discusses the scope of their audit, approves their fees, and the scope and appropriate fees for any non-audit services requested to be provided by them.

KPMG provided annual statutory services in respect of the Group's financial statements prepared under IFRS and PRC Accounting Rules and Regulations for the year 2004. KPMG also reviewed the 2004 unaudited interim financial report of the Group, prepared under IFRS. KPMG also acted as the reporting accountants in connection with the VSA Sale and Purchase Agreement entered into by the Company on 12 November, 2004.

Details of the audit fees paid to KPMG for 2004 are shown in note 4 to the financial statements prepared under IFRS.

REMUNERATION COMMITTEE

The Remuneration Committee comprises three members. The Remuneration Committee is chaired by independent non-executive Director Sui Guang Jun with independent non-executive Director Wei Ming Hai and executive Director Wang Quan Hua as members. The Remuneration Committee met once in 2004 which was attended by all members. In addition, the Remuneration Committee also meets as and when required to consider remuneration related matters.

The responsibilities of the Remuneration Committee are to approve the remuneration packages of Directors and senior management of the Group, and the Company's "preliminary proposals on annual emoluments of the directors and senior management of the Group".

INTERNAL CONTROL

The Board has overall responsibility for the Group's system of internal controls. The Board has conducted a review of, and is satisfied with the effectiveness of the system of internal controls of the Group.

                                                [LOGO]  [CHINESE CHARACTERS]  43
                                                        CHINA SOUTHERN

                                            Report of the International Auditors

[KPMG LOGO]

TO THE SHAREHOLDERS OF
CHINA SOUTHERN AIRLINES COMPANY LIMITED
(Established in the People's Republic of China with limited liability)

We have audited the financial statements on pages 44 to 99 which have been prepared in accordance with International Financial Reporting Standards promulgated by the International Accounting Standards Boards.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

The company's directors are responsible for the preparation of financial statements which give a true and fair view. In preparing financial statements which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently, that judgements and estimates are made which are prudent and reasonable and that the reasons for any significant departure form applicable accounting standards are stated.

It is our responsibility to form an independent opinion, based on our audit, on those financial statements and to report our opinion solely to you, as a body, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

BASIS OF OPINION

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Institute of Certified Public Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the company's and the group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the financial statements are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements. We believe that our audit provides a reasonable basis for our opinion.

OPINION

In our opinion, the financial statements give a true and fair view of the state of affairs of the company and of the group as at 31 December, 2004 and of the Group's loss and cash flows for the year then ended and have been properly prepared in accordance with International Financial Reporting Standards promulgated by the International Accounting Standards Board and the disclosure requirements of the Hong Kong Companies Ordinance.

KPMG
Certified Public Accountants

Hong Kong, 25 April, 2005

44  CHINA SOUTHERN AIRLINES COMPANY LIMITED  2004 ANNUAL REPORT

Consolidated Income Statement
For the year ended 31 December, 2004
(Prepared under International Financial Reporting Standards)
(Expressed in Renminbi)

                                                                    2004           2003
                                                         Note    RMB MILLION    RMB million
                                                         ----    -----------    -----------
Operating revenue:
   Traffic revenue                                                   23,344        16,965
   Other operating revenue                                              630           505
                                                                   --------      --------

Total operating revenue                                    3         23,974        17,470
                                                                   --------      --------

Operating expenses:
   Flight operations                                                 10,418         7,070
   Maintenance                                                        3,459         2,589
   Aircraft and traffic servicing                                     3,503         2,767
   Promotion and sales                                                1,940         1,480
   General and administrative                                         1,323         1,053
   Depreciation and amortisation                                      2,413         2,038
   Other                                                                  9            17
                                                                   --------      --------

Total operating expenses                                   4         23,065        17,014
                                                                   --------      --------

Operating profit                                                        909           456
                                                                   --------      --------

Non-operating income/(expenses):
   Interest income                                                       22            13
   Interest expense                                        4           (691)         (824)
   Share of associates' results                                          12            48
   Share of jointly controlled entities' results          14             (5)          (39)
   Loss on disposal of property, plant and equipment       5             (1)          (22)
   Exchange loss, net                                                   (59)         (164)
   Other, net                                                            46            21
                                                                   --------      --------

Total net non-operating expenses                                       (676)         (967)
                                                                   --------      --------

Profit/(loss) before taxation and minority interests       4            233          (511)
Income tax (expense)/credit                                7            (78)          324
                                                                   --------      --------

Profit/(loss) before minority interests                                 155          (187)
Minority interests                                                     (203)         (171)
                                                                   --------      --------

Loss attributable to shareholders                                       (48)         (358)
                                                                   ========      ========

Basic loss per share                                       9       RMB(0.01)     RMB(0.09)
                                                                   ========      ========

The notes on pages 51 to 99 form part of these financial statements.

                                                [LOGO]  [CHINESE CHARACTERS]  45
                                                                 CHINA SOUTHERN

                                                      Consolidated Balance Sheet
                                                         As at 31 December, 2004
                    (Prepared under International Financial Reporting Standards)
                                                         (Expressed in Renminbi)

                                                                     2004          2003
                                                         Note    RMB MILLION    RMB million
                                                         ----    -----------    -----------
NON-CURRENT ASSETS
Property, plant and equipment                             10         46,717        28,536
Construction in progress                                  11            565         1,630
Lease prepayments                                                       346           349
Interest in associates                                    13            429           422
Interest in jointly controlled entities                   14            782           731
Other investments                                         15            272           204
Lease and equipment deposits                                          5,397         2,933
Deferred expenditure                                      16            316           249
Long-term receivables                                                    15             6
                                                                    -------       -------

                                                                     54,839        35,060
                                                                    -------       -------

CURRENT ASSETS
Short-term investments                                    15            683             -
Inventories                                               18          1,302           544
Trade receivables                                         19          1,203           834
Other receivables                                                       616           296
Prepaid expenses and other assets                                       378           248
Cash and cash equivalents                                 20          3,083         2,080
                                                                    -------       -------

                                                                      7,265         4,002
                                                                    -------       -------

CURRENT LIABILITIES
Bank and other loans                                      21         11,518         7,097
Obligations under finance leases                          22          2,081         1,298
Amounts due to related companies                          23          2,330           929
Trade payables                                            24          1,554           928
Bills payable                                                           136           438
Sales in advance of carriage                                            874           466
Accrued expenses                                                      4,551         2,528
Other liabilities                                                     2,974         1,020
Taxes payable                                                            39            90
                                                                    -------       -------

                                                                     26,057        14,794
                                                                    -------       -------

NET CURRENT LIABILITIES                                             (18,792)      (10,792)
                                                                    -------       -------

TOTAL ASSETS LESS CURRENT LIABILITIES                                36,047        24,268
                                                                    -------       -------

The notes on pages 51 to 99 form part of these financial statements.

46  CHINA SOUTHERN AIRLINES COMPANY LIMITED  2004 ANNUAL REPORT

As at 31 December, 2004
(Prepared under International Financial Reporting Standards)
(Expressed in Renminbi)

                                                                     2004          2003
                                                         Note    RMB MILLION    RMB million
                                                         ----    -----------    -----------
LONG TERM LIABILITIES AND DEFERRED ITEMS
Bank and other loans                                      21        11,935         4,522
Obligations under finance leases                          22         9,538         5,543
Provision for major overhauls                             25           284           189
Deferred credits                                                       100            47
Deferred tax liabilities                                  17           287           398
                                                                    ------        ------

                                                                    22,144        10,699
                                                                    ------        ------

                                                                    13,903        13,569
                                                                    ======        ======
REPRESENTING:
SHARE CAPITAL                                             26         4,374         4,374
RESERVES                                                  27         7,474         7,522
                                                                    ------        ------

SHAREHOLDERS' EQUITY                                                11,848        11,896

MINORITY INTERESTS                                                   2,055         1,673
                                                                    ------        ------

                                                                    13,903        13,569
                                                                    ======        ======

Approved and authorised for issue by the board of directors on 25 April, 2005

LIU SHAO YONG                       SI XIAN MIN                        XU JIE BO
  Director                            Director                         Director

The notes on pages 51 to 99 form part of these financial statements.

                                                [LOGO]  [CHINESE CHARACTERS]  47
                                                        CHINA SOUTHERN

                                                                   Balance Sheet
                                                         As at 31 December, 2004
                    (Prepared under International Financial Reporting Standards)
                                                         (Expressed in Renminbi)

                                                                     2004           2003
                                                         Note    RMB MILLION    RMB million
                                                         ----    -----------    -----------
NON-CURRENT ASSETS
Property, plant and equipment                             10        39,130       22,610
Construction in progress                                  11           232        1,532
Lease prepayments                                                      128          116
Interest in subsidiaries                                  12         2,149        1,446
Interest in associates                                    13           296          287
Interest in jointly controlled entities                   14           636          564
Other investments                                         15           167          107
Lease and equipment deposits                                         4,674        2,229
Deferred expenditure                                      16           305          241
Deferred tax assets                                       17            51            -
                                                                   -------       ------

                                                                    47,768       29,132
                                                                   -------       ------

CURRENT ASSETS
Short-term investments                                    15           502            -
Inventories                                               18           999          213
Trade receivables                                         19         1,035          683
Other receivables                                                      391          222
Prepaid expenses and other assets                                      289          183
Cash and cash equivalents                                 20         2,302        1,405
                                                                   -------       ------

                                                                     5,518        2,706
                                                                   -------       ------

CURRENT LIABILITIES
Bank and other loans                                      21        10,161        5,959
Obligations under finance leases                          22         2,081        1,298
Amounts due to related companies                          23         2,278          871
Trade payables                                            24         1,320          746
Bills payable                                                          136          438
Sales in advance of carriage                                           806          406
Accrued expenses                                                     3,733        1,628
Other liabilities                                                    2,467          854
Taxes payable                                                            -           48
                                                                   -------       ------

                                                                    22,982       12,248
                                                                   -------       ------

NET CURRENT LIABILITIES                                            (17,464)      (9,542)
                                                                   -------       ------

TOTAL ASSETS LESS CURRENT LIABILITIES                               30,304       19,590
                                                                   -------       ------

The notes on pages 51 to 99 form part of these financial statements.

48  CHINA SOUTHERN AIRLINES COMPANY LIMITED  2004 ANNUAL REPORT

As at 31 December, 2004
(Prepared under International Financial Reporting Standards)
(Expressed in Renminbi)

                                                                    2004           2003
                                                         Note    RMB MILLION    RMB million
                                                         ----    -----------    -----------
NON-CURRENT LIABILITIES AND DEFERRED ITEMS
Bank and other loans                                      21        10,540         3,670
Obligations under finance leases                          22         9,538         5,543
Provision for major overhauls                             25           186           131
Deferred credits                                                        60             7
Deferred tax liabilities                                  17             -            90
                                                                    ------        ------
                                                                    20,324         9,441
                                                                    ------        ------
                                                                     9,980        10,149
                                                                    ======        ======
REPRESENTING:
SHARE CAPITAL                                             26         4,374         4,374
RESERVES                                                  27         5,606         5,775
                                                                    ------        ------

SHAREHOLDERS' EQUITY                                                 9,980        10,149
                                                                    ======        ======

Approved and authorised for issue by the board of directors on 25 April, 2005

LIU SHAO YONG                       SI XIAN MIN                        XU JIE BO
   Director                           Director                         Director

The notes on pages 51 to 99 form part of these financial statements.

                                                [LOGO]  [CHINESE CHARACTERS]  49
                                                        CHINA SOUTHERN

                       Consolidated Statement of Changes in Shareholders' Equity
                                            For the year ended 31 December, 2004
                    (Prepared under International Financial Reporting Standards)
                                                         (Expressed in Renminbi)

                                                SHARE         SHARE         OTHER        RETAINED
                                               CAPITAL       PREMIUM       RESERVES      EARNINGS       TOTAL
                                             RMB million   RMB million   RMB million   RMB million   RMB million
                                             -----------   -----------   -----------   -----------   -----------
At 1 January, 2003                              3,374         3,684          586          1,969         9,613

Issue of A Shares (Note 26)                     1,000         1,641            -              -         2,641
Loss for the year                                   -             -            -           (358)         (358)
Appropriations to reserves                          -             -           25            (25)            -
                                                -----         -----          ---          -----        ------

At 31 December, 2003                            4,374         5,325          611          1,586        11,896
                                                =====         =====          ===          =====        ======

At 1 January, 2004                              4,374         5,325          611          1,586        11,896

Loss for the year                                   -             -            -            (48)          (48)
Appropriations to reserves                          -             -           61            (61)            -
                                                -----         -----          ---          -----        ------

AT 31 DECEMBER, 2004                            4,374         5,325          672          1,477        11,848
                                                =====         =====          ===          =====        ======

The notes on pages 51 to 99 form part of these financial statements.

50  CHINA SOUTHERN AIRLINES COMPANY LIMITED  2004 ANNUAL REPORT

Consolidated Cash Flow Statement
For the year ended 31 December, 2004
(Prepared under International Financial Reporting Standards)
(Expressed in Renminbi)

                                                                              2004          2003
                                                                 Note      RMB MILLION   RMB million
                                                                 ----      -----------   -----------
Cash inflows from operations                                      34 (a)      4,555         3,075
   Interest received                                                             22            13
   Interest paid                                                               (754)         (924)
   Income tax paid                                                             (227)          (35)
                                                                             ------        ------

Net cash inflows from operating activities                                    3,596         2,129
                                                                             ------        ------

Investing activities:
   Proceeds from disposal of property, plant and equipment                       47            57
   Dividends received from associates                                            12             -
   Dividends received from jointly controlled entities                            5             -
   Dividends received from equity securities held for trading                    13             -
   (Increase)/decrease in long term receivables                                  (9)            6
   Payment of lease and equipment deposits                                   (3,151)       (1,852)
   Refund of lease and equipment deposits                                     1,253         1,066
   Capital expenditures                                                      (6,631)       (4,707)
   Purchase of other investments                                               (680)           (1)
   Investment in an associate                                                    (9)            -
   Investments in jointly controlled entities                                   (72)           (3)
   Effect of the CNA/XJA Acquisitions                             34 (b)        398             -
                                                                             ------        ------

Net cash used in investing activities                                        (8,824)       (5,434)
                                                                             ------        ------

Net cash outflows before financing activities                                (5,228)       (3,305)
                                                                             ------        ------

Financing activities:
   Proceeds from A Shares issue, net of issuance costs                            -         2,641
   Proceeds from bank and other loans                                        14,555         8,914
   Repayment of bank and other loans                                         (7,108)       (8,371)
   Repayment of principal under finance lease obligations                    (1,272)       (1,555)
   Capital contribution received from minority shareholders                      71             1
   Dividends paid to minority shareholders                                      (15)          (15)
                                                                             ------        ------

Net cash inflows from financing activities                                    6,231         1,615
                                                                             ------        ------

Increase/(decrease) in cash and cash equivalents                              1,003        (1,690)
Cash and cash equivalents at beginning of year                                2,080         3,770
                                                                             ------        ------

Cash and cash equivalents at end of year                                      3,083         2,080
                                                                             ======        ======

The notes on pages 51 to 99 form part of these financial statements.

                                                [LOGO]  [CHINESE CHARACTERS]  51
                                                        CHINA SOUTHERN

                                               Notes to the Financial Statements
                    (Prepared under International Financial Reporting Standards)
                                                         (Expressed in Renminbi)

1 BACKGROUND OF THE COMPANY

China Southern Airlines Company Limited (the "Company") and its subsidiaries (the "Group") are principally engaged in the provision of domestic, Hong Kong regional and international passenger, cargo and mail airline services, with flights operating primarily from the new Guangzhou Baiyun International Airport, which is both the main hub of the Group's route network and the location of its corporate headquarters.

The Company was established in the People's Republic of China (the "PRC", "China" or the "State") on 25 March, 1995 as a joint stock limited company as part of the reorganisation (the "Reorganisation") of the Company's holding company, China Southern Air Holding Company ("CSAHC"). CSAHC is a state-owned enterprise under the supervision of the PRC central government.

The Company's H shares ("H Shares") and American Depositary Shares ("ADS") (each ADS representing 50 H Shares) have been listed on The Stock Exchange of Hong Kong Limited and the New York Stock Exchange, respectively since July 1997. In July 2003, the Company issued 1,000,000,000 A shares ("A Shares") which are listed on the Shanghai Stock Exchange.

Pursuant to a sale and purchase agreement dated 12 November, 2004 between the Company, CSAHC, China Northern Airlines Company ("CNA") and Xinjiang Airlines Company ("XJA") which was approved by the Company's shareholders in an extraordinary general meeting held on 31 December, 2004, the Company acquired the airline operations and certain related assets of CNA and XJA with effect from 31 December, 2004 (the "CNA/XJA Acquisitions"). The consideration payable for the CNA/XJA Acquisitions amounting to RMB15,398 million was determined based on the fair value of the acquired assets. Such consideration was partly satisfied by assumption of debts and liabilities of CNA and XJA totalling RMB13,439 million outstanding as at 31 December, 2004 and the remaining balance of RMB1,959 million will be satisfied in cash.

As the above acquisitions were completed on 31 December, 2004, they have no impact on the Company's consolidated income statement for the year ended 31 December, 2004.

Further details of the CNA/XJA Acquisitions are set out in Note 34(b) to the financial statements.

2 PRINCIPAL ACCOUNTING POLICIES

(a) STATEMENT OF COMPLIANCE

These financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") promulgated by the International Accounting Standards Board. IFRS includes International Accounting Standards ("IAS") and related interpretations. These financial statements also comply with the disclosure requirements of the Hong Kong Companies Ordinance and the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

(b) BASIS OF PREPARATION

The financial statements are prepared on the historical cost basis as modified by the revaluation of certain property, plant and equipment.

The preparation of financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

52  CHINA SOUTHERN AIRLINES COMPANY LIMITED  2004 ANNUAL REPORT

(Prepared under International Financial Reporting Standards)
(Expressed in Renminbi)

2 PRINCIPAL ACCOUNTING POLICIES (cont'd)

(b) BASIS OF PREPARATION (cont'd)

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

The accounting policies set out below have been applied consistently by the Group and are consistent with those used in the previous year.

(c) BASIS OF CONSOLIDATION

(i) SUBSIDIARIES

A subsidiary is an entity controlled by the Company. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights that presently are exercisable or convertible are taken into account. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

Intra-group balances and transactions, and any unrealised profits arising from intra-group transactions, are eliminated in full in preparing the consolidated financial statements. Unrealised losses resulting from intra-group transactions are eliminated in the same way as unrealised profits, but only to the extent that there is no evidence of impairment.

In the Company's balance sheet, an investment in a subsidiary is stated at cost less any impairment losses (see Note 2(l)).

(ii) ASSOCIATES AND JOINTLY CONTROLLED ENTITIES

An associate is an entity in which the Group has significant influence, but not control, over the financial and operating policies. The consolidated financial statements include the Group's share of the total recognised gains and losses of associates on an equity accounted basis, from the date that significant influence commences until the date that significant influence ceases. When the Group's share of losses exceeds its interest in an associate, the Group's carrying amount is reduced to nil and recognition of further losses is discontinued except to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of an associate.

A jointly controlled entity is an entity over whose activities the Group has joint control, established by contractual agreement. The consolidated financial statements include the Group's share of the total recognised gains and losses of jointly controlled entities on an equity accounted basis, from the date that joint control commences until the date that joint control ceases. When the Group's share of losses exceeds its interest in a jointly controlled entity, the Group's carrying amount is reduced to nil and recognition of further losses is discontinued except to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of a jointly controlled entity.

                                                [LOGO]  [CHINESE CHARACTERS]  53
                                                        CHINA SOUTHERN

                                      Notes to the Financial Statements (Cont'd)
                    (Prepared under International Financial Reporting Standards)
                                                         (Expressed in Renminbi)

2 PRINCIPAL ACCOUNTING POLICIES (cont'd)

(c) BASIS OF CONSOLIDATION (cont'd)

(ii) ASSOCIATES AND JOINTLY CONTROLLED ENTITIES (cont'd)

Unrealised profits arising from transactions with associates and jointly controlled entities are eliminated to the extent of the Group's interest in the entity. Unrealised losses are eliminated in the same way as unrealised profits, but only to the extent that there is no evidence of impairment.

In the Company's balance sheet, its investments in associates and jointly controlled entities are stated at cost less any impairment losses (see Note 2(l)).

(d) PROPERTY, PLANT AND EQUIPMENT

(i) OWNED ASSETS

An item of property, plant and equipment is initially recorded at cost less accumulated depreciation (see (iv) below) and impairment losses (see Note 2(l)). The cost of an asset comprises its purchase price and any directly attributable costs of bringing the asset to working condition and location for its intended use. Subsequent to the revaluation (see Note 10), which was based on depreciated replacement costs, property, plant and equipment are carried at revalued amount, being the fair value at the date of the revaluation less any subsequent accumulated depreciation and impairment losses. Revaluations are performed periodically to ensure that the carrying amount does not differ materially from that which would be determined using fair value at the balance sheet date.

Gains or losses arising from the retirement or disposal of an item of property, plant and equipment are determined as the difference between the estimated net disposal proceeds and the carrying amount of the asset and are recognised in the income statement on the date of retirement or disposal. Any related revaluation surplus is transferred from the revaluation reserve to retained profits.

(ii) LEASED ASSETS

Leases in terms of which the Group assumes substantially all the risks and rewards of ownership are classified as finance leases.

Flight equipment acquired by way of finance lease is stated at an amount equal to lower of its fair value and the present value of minimum lease payments at inception of the lease, less accumulated depreciation (see (iv) below) and impairment losses (see Note 2(l)) and the corresponding liabilities, net of finance charges, are recorded as obligations under finance leases. Subsequent to the revaluation (see Note 10), which was based on depreciated replacement costs, leased assets are carried at revalued amount, being the fair value at the date of the revaluation less any subsequent accumulated depreciation and impairment losses. Revaluations are performed periodically to ensure that the carrying amount does not differ materially from that which would be determined using fair value at the balance sheet date.

The finance charge is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability. Contingent rentals are written off as an expense of the period in which they are incurred.

54  CHINA SOUTHERN AIRLINES COMPANY LIMITED  2004 ANNUAL REPORT

(Prepared under International Financial Reporting Standards)
(Expressed in Renminbi)

2 PRINCIPAL ACCOUNTING POLICIES (cont'd)

(d) PROPERTY, PLANT AND EQUIPMENT (cont'd)

(ii) LEASED ASSETS (cont'd)

Gains or losses on aircraft sale and leaseback transactions which result in finance leases are deferred and amortised over the terms of the related leases. Gains or losses on other aircraft sale and leaseback transactions are recognised immediately if the transactions are established at fair value. Any difference between the sales price and the fair value is deferred and amortised over the period the assets are expected to be used.

Payments made under operating leases are recognised in the income statement on a straight-line basis over the term of the lease. Lease incentives received are recognised in the income statement as an integral part of the total lease expense.

(iii) SUBSEQUENT COSTS

The Group recognises in the carrying amount of an item of property, plant and equipment the cost of replacing part of such an item when that cost is incurred if it is probable that the future economic benefits embodied with the item will flow to the Group and the cost of the item can be measured reliably. All other costs are recognised in the income statement as an expense as incurred.

(iv) DEPRECIATION

Depreciation is calculated to write off the cost or revalued amount of items of property, plant and equipment over their estimated useful lives on a straight-line basis, after taking into account its estimated residual value, as follows:

                                            DEPRECIABLE LIFE    RESIDUAL VALUE
                                            ----------------    --------------
Buildings                                    15 to 40 years           Nil
Owned and leased aircraft                     8 to 15 years         28.75%
Other flight equipment
     - Jet engines                            8 to 15 years             3%
     - Others, including rotable spares       8 to 15 years           Nil
Machinery and equipment                       5 to 10 years             3%
Vehicles                                            6 years             3%

Depreciation for leased assets is provided at rates which write off the cost of the assets in equal annual amounts over the term of the relevant lease or, where it is likely the Group will obtain ownership of the asset, the life of the asset, as set out above.

                                                [LOGO]  [CHINESE CHARACTERS]  55
                                                        CHINA SOUTHERN

                                      Notes to the Financial Statements (Cont'd)
                    (Prepared under International Financial Reporting Standards)
                                                         (Expressed in Renminbi)

2 PRINCIPAL ACCOUNTING POLICIES (cont'd)

(e) CONSTRUCTION IN PROGRESS

Construction in progress represents office buildings, various infrastructure projects under construction and equipment pending installation, and is stated at cost. Cost comprises direct costs of construction as well as interest charges during the periods of construction and installation. Capitalisation of these costs ceases and the construction in progress is transferred to property, plant and equipment when the asset is substantially ready for its intended use, notwithstanding any delays in the issue of the relevant commissioning certificates by the relevant PRC authorities.

(f) LEASE PREPAYMENTS

Lease prepayments represent the purchase costs of land use rights and are amortised on a straight line basis over the period of land use rights.

(g) DEFERRED EXPENDITURE

Custom duties and other direct costs in relation to modifying, introducing and certifying certain operating leased aircraft are deferred and amortised over the terms of the related leases.

Lump sum housing benefits payable to employees of the Group are deferred and amortised on a straight line basis over a period of 10 years, which represents the benefit vesting period of the employees.

(h) OTHER INVESTMENTS

Financial instruments held for trading are classified as current assets and are stated at fair value, with any resultant gain or loss recognised in the income statement.

Where the Group has the positive intent and ability to hold bonds to maturity, they are stated at amortised cost less impairment losses (see Note 2(l)).

Other financial instruments are stated at cost less impairment losses (see Note 2(l)). Other financial instruments represent unquoted available-for-sale equity securities of companies established in the PRC. There is no quoted market price for such equity securities and accordingly a reasonable estimate of the fair value could not be made without incurring excessive costs.

(i) INVENTORIES

Inventories, which consist primarily of expendable spare parts and supplies, are stated at cost less any applicable provision for obsolescence, and are expensed when used in operations. Cost represents the average unit cost. Inventories held for disposal are stated at the lower of cost and net realisable value. Net realisable value represents estimated resale price.

56  CHINA SOUTHERN AIRLINES COMPANY LIMITED  2004 ANNUAL REPORT

(Prepared under International Financial Reporting Standards)
(Expressed in Renminbi)

2 PRINCIPAL ACCOUNTING POLICIES (cont'd)

(j) TRADE AND OTHER RECEIVABLES

Trade and other receivables are stated at cost less provision for doubtful accounts. Provision for doubtful accounts is established based on evaluation of the recoverability of these accounts at the balance sheet date.

(k) CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of cash in hand and balances with banks and other financial institutions with an original maturity within three months. For the purpose of the consolidated cash flow statement, cash and cash equivalents are presented net of bank overdrafts, if any.

(l) IMPAIRMENT LOSS

The carrying amounts of the Group's assets, other than inventories (see Note 2(i)), trade and other receivables (see Note 2(j)) and deferred tax assets (see
Note 2(q)) are reviewed periodically in order to assess whether the recoverable amounts have declined below the carrying amounts. These assets are tested for impairment whenever events or changes in circumstances indicate that their recorded carrying amounts may not be recoverable. When such a decline has occurred, the carrying amount is reduced to the recoverable amount. The recoverable amount is the greater of the net selling price and the value in use. In determining the value in use, expected future cash flows generated by the asset are discounted to their present value. The amount of the reduction is recognised as an expense in the income statement.

The Group assesses at each balance sheet date whether there is any indication that an impairment loss recognised for an asset in prior years may no longer exist. An impairment loss is reversed if there has been a favourable change in the estimates used to determine the recoverable amount. A subsequent increase in the recoverable amount of an asset, when the circumstances and events that led to the write-down or write-off cease to exist, is recognised as income. The reversal is reduced by the amount that would have been recognised as depreciation had the write-down or write-off not occurred.

(m) INTEREST-BEARING BORROWINGS

Interest-bearing borrowings are recognised initially at fair value, less attributable transaction costs. Subsequent to initial recognition, interest-bearing borrowings are stated at amortised cost with any difference between cost and redemption value being recognised in the income statement over the period of the borrowings on an effective interest basis.

(n) PROVISIONS

A provision is recognised in the balance sheet when the Group has a legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligations. If the effect is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability.

                                                [LOGO]  [CHINESE CHARACTERS]  57
                                                        CHINA SOUTHERN

                                      Notes to the Financial Statements (Cont'd)
                    (Prepared under International Financial Reporting Standards)
                                                         (Expressed in Renminbi)

2 PRINCIPAL ACCOUNTING POLICIES (cont'd)

(o) DEFEASANCE OF LONG-TERM LIABILITIES

Where long-term liabilities have been defeased by the placement of security deposits, those liabilities and deposits (and income and charge arising therefrom) are netted off in order to reflect the overall commercial effect of the arrangements. Such netting off has been effected where a right is held by the Group to insist on net settlement of the liability and deposit including in all situations of default and where that right is assured beyond doubt.

(p) DEFERRED CREDITS

In connection with the acquisition or operating lease of certain aircraft and engines, the Group receives various credits. Such credits are deferred until the aircraft and engines are delivered, at which time they are either applied as a reduction of the cost of acquiring the aircraft and engines, resulting in a reduction of future depreciation, or amortised as a reduction of rental expense for aircraft and engines under operating leases.

(q) DEFERRED TAXATION

Deferred tax is provided using the balance sheet liability method on all temporary differences between the carrying amounts for financial reporting purposes and the amounts used for taxation purposes, except differences relating to the initial recognition of assets or liabilities which affect neither accounting nor taxable profit/loss.

The tax value of losses expected to be available for utilisation against future taxable income is recognised as a deferred tax asset and offset against the deferred tax liability attributable to the same legal tax unit and jurisdiction. Net deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

(r) REVENUE RECOGNITION

      (i) Passenger, cargo and mail revenues are recognised when the transportation is provided. Ticket sales for transportation not yet provided are included in current liabilities as sales in advance of carriage. Revenues from airline-related business are recognised when services are rendered. Revenue is stated net of sales tax. In addition, prior to 1 May, 2003, revenue was stated net of the contributions to the Civil Aviation Administration of China ("CAAC") Infrastructure Development Fund.

      (ii) Interest income is recognised on a time proportion basis according to the outstanding principal and the applicable interest rate.

      (iii) Dividend income is recognised when the Group's right to receive the dividend is established.

      (iv) Operating lease income is recognised on a straight line basis over the terms of the respective leases.

58  CHINA SOUTHERN AIRLINES COMPANY LIMITED  2004 ANNUAL REPORT

(Prepared under International Financial Reporting Standards)
(Expressed in Renminbi)

2 PRINCIPAL ACCOUNTING POLICIES (cont'd)

(s) TRAFFIC COMMISSIONS

Traffic commissions are expensed when the transportation is provided and the related revenue is recognised. Traffic commissions for transportation not yet provided are recorded on the balance sheet as a prepaid expense.

(t) MAINTENANCE AND OVERHAUL COSTS

Routine maintenance and repairs and overhauls in respect of owned aircraft and aircraft held under finance leases are expensed in the income statement as and when incurred. In respect of aircraft held under operating leases, a provision is made over the lease term for the estimated cost of overhauls required to be performed on the related aircraft prior to their return to the lessors.

(u) BORROWING COSTS

Borrowing costs are expensed in the income statement as and when incurred, except to the extent that they are capitalised as being directly attributable to the acquisition or construction of an asset which necessarily takes a substantial period of time to get ready for its intended use.

The capitalisation of borrowing costs as part of the cost of a qualifying asset commences when expenditures for the asset are being incurred, borrowing costs are being incurred and activities that are necessary to prepare the asset for its intended use are in progress. Capitalisation of borrowing costs ceases when substantially all the activities necessary to prepare the qualifying asset for its intended use are complete.

(v) RETIREMENT BENEFITS

Contributions to retirement schemes and additional retirement benefits paid to retired employees are charged to the income statement as and when incurred.

(w) FREQUENT FLYER AWARD PROGRAMMES

The Group maintains two frequent flyer award programmes, namely, the China Southern Airlines Sky Pearl Club and the Egret Mileage Plus, which provide travel awards to members based on accumulated mileage. The estimated incremental cost to provide free travel is recognised as an expense and accrued as a current liability as members accumulate mileage. As members redeem awards or their entitlements expire, the incremental cost liability is reduced accordingly to reflect the acquittal of the outstanding obligations.

Revenue from mileage sales to third parties under the frequent flyer award programmes is recognised when the related transportation services are provided.

                                                [LOGO]  [CHINESE CHARACTERS]  59
                                                        CHINA SOUTHERN

                                      Notes to the Financial Statements (Cont'd)
                    (Prepared under International Financial Reporting Standards)
                                                         (Expressed in Renminbi)

2 PRINCIPAL ACCOUNTING POLICIES (cont'd)

(x) TRANSLATION OF FOREIGN CURRENCIES

Transactions in foreign currencies are translated into Renminbi at the applicable rates of exchange quoted by the People's Bank of China ("PBOC rates") prevailing on the transaction dates. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated into Renminbi at the PBOC rates at the balance sheet date. Non-monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated into Renminbi at the PBOC rates prevailing on the transaction dates.

(y) RELATED PARTIES

For the purposes of these financial statements, parties are considered to be related to the Group if the Group has the ability, directly or indirectly, to control the party or exercise significant influence over the party in making financial and operating decisions, or vice versa, or where the Group and the party are subject to common control or common significant influence. Related parties may be individuals or other entities.

(z) SEGMENTAL REPORTING

A segment is a distinguishable component of the Group that is engaged either in providing products or services (business segment), or in providing products or services within a particular economic environment (geographical segment), which is subject to risks and rewards that are different from those of other segments.

60  CHINA SOUTHERN AIRLINES COMPANY LIMITED  2004 ANNUAL REPORT

(Prepared under International Financial Reporting Standards)
(Expressed in Renminbi)

3 TURNOVER

Turnover comprises revenues from airline and airline-related business and is stated net of sales tax. In addition, turnover for the four-month period ended 30 April, 2003 was stated net of contributions to the CAAC Infrastructure Development Fund. An analysis of turnover is as follows:

                                                        2004            2003
                                                    RMB MILLION     RMB million
                                                    -----------     -----------
Traffic revenue
   Passenger                                           21,100          15,010
   Cargo and mail                                       2,244           1,955
                                                       ------          ------

                                                       23,344          16,965
                                                       ------          ------

Other operating revenue
   Commission income                                      203             140
   General aviation income                                 55              40
   Ground services income                                 146              99
   Air catering income                                     53              31
   Net income from lease arrangements (Note)                -              69
   Rental income                                           45              40
   Aircraft lease income                                   11               -
   Other                                                  117              86
                                                       ------          ------

                                                          630             505
                                                       ------          ------

                                                       23,974          17,470
                                                       ======          ======

Note: As result of a lease arrangement in 2003, the Company received net cash benefits of RMB69 million which were recognised as income in 2003. Further details of the arrangement are set out in note 10(g) to the financial statements.

Pursuant to various sales tax rules and regulations, the Group is required to pay sales tax to national and local tax authorities at the following rates:

TYPES OF REVENUE                                  APPLICABLE SALES TAX RATES
Traffic revenue          3% (2003: 3%) of traffic revenue in respect of domestic flights and outbound international/Hong Kong regional flights, except for the period from 1 May,
                         2003 to 31 December, 2003 when passenger revenue was exempted from sales tax.

Other operating revenue  3% (2003: 3%) of commission income, general aviation income and ground services income, and 3% to 5% (2003: 3% to 5%) of other operating revenue.

                                                [LOGO]  [CHINESE CHARACTERS]  61
                                                        CHINA SOUTHERN

                                      Notes to the Financial Statements (Cont'd)
                    (Prepared under International Financial Reporting Standards)
                                                         (Expressed in Renminbi)

3     TURNOVER (cont'd)

Sales tax incurred during the year ended 31 December, 2004, netted off against revenue, amounted to RMB716 million (2003: RMB206 million).

In addition, the Group is required to pay contributions to the CAAC Infrastructure Development Fund. Prior to 1 May, 2003, contributions to CAAC Infrastructure Development Fund were payable at 5% and 2% respectively of the domestic and international/Hong Kong regional traffic revenue. For the period from 1 May, 2003 to 31 March, 2004, the Group was exempted from paying any contributions. Effective from 1 April, 2004, contributions to the CAAC Infrastructure Development Fund are payable based on the traffic capacity deployed by the Group on its routes. The contributions now form part of the flight operations expenses and amounted to RMB466 million for the year ended 31 December, 2004. The contributions for the year ended 31 December, 2003 amounted to RMB251 million and were netted off against traffic revenue.

Pursuant to approval documents issued by the CAAC, the Group imposes a fuel surcharge on passengers carried by its domestic and Hong Kong regional flights at certain prescribed rates on ticket fares. The fuel surcharge forms part of the traffic revenue of the Group. For the year ended 31 December, 2004, the fuel surcharge revenue of the Group totalled approximately RMB348 million (2003:
RMB740 million).

62  CHINA SOUTHERN AIRLINES COMPANY LIMITED  2004 ANNUAL REPORT

(Prepared under International Financial Reporting Standards)
(Expressed in Renminbi)

4     PROFIT/(LOSS) BEFORE TAXATION AND MINORITY INTERESTS

Profit/(loss) before taxation and minority interests is arrived at after charging:

                                                          2004          2003
                                                      RMB MILLION   RMB million
                                                      -----------   -----------
Operating expenses

Jet fuel                                                 6,050         3,867
Aircraft maintenance                                     3,132         2,377
Routes                                                   5,626         4,363
Depreciation
   - owned assets                                        1,891         1,502
   - assets held under finance leases                      472           496
Amortisation of deferred expenditure                        50            40
Operating lease charges
   - aircraft and flight equipment                       1,665         1,536
   - land and buildings                                    109           136
Staff costs
   - salaries, wages and welfare                         2,260         1,496
   - contributions to retirement schemes                   168           150
Office and administration                                  718           471
Auditors' remuneration                                      11             8
Other                                                      913           572
                                                        ------        ------

                                                        23,065        17,014
                                                        ------        ------
Interest expense
Interest on bank and other loans wholly
   repayable within five years                             221           288
Interest on other loans                                    156           176
Finance charges on obligations under finance leases        348           443
Less: borrowing costs capitalised (Note)                   (34)          (83)
                                                        ------        ------

Net interest expense                                       691           824
                                                        ------        ------

and after crediting:

Net realised and unrealised gain on
   equity securities held for trading                       15             -
Dividend income from unlisted investments                   14            17
                                                        ======        ======

Note: The borrowing costs have been capitalised at rates ranging from 1.51% to 3.48% per annum (2003: 1.62% to 5.46% per annum).

The loss attributable to shareholders for the year ended 31 December, 2004 includes a loss of RMB 169 million (2003: RMB581 million) which has been dealt with in the financial statements of the Company.

                                                [LOGO]  [CHINESE CHARACTERS]  63
                                                        CHINA SOUTHERN

                                      Notes to the Financial Statements (Cont'd)
                    (Prepared under International Financial Reporting Standards)
                                                         (Expressed in Renminbi)

5     LOSS ON DISPOSAL OF PROPERTY, PLANT AND EQUIPMENT

Loss on disposal of property, plant and equipment represents:

                                2004         2003
                            RMB MILLION  RMB million
                            -----------  -----------
Aircraft (Note)                   -           20
Flight equipment and other        1            2
                                 --           --

                                  1           22
                                 ==           ==

Note: During 2003, the Group incurred a loss of RMB20 million on early retirement of two old Boeing 737-200 aircraft.

6     EMOLUMENTS OF DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

(a)   DIRECTORS' AND SUPERVISORS' EMOLUMENTS

                                             2004     2003
                                           RMB'000  RMB'000
                                           -------  -------
Fees                                          255      203
Salaries, allowances and benefits in kind   3,498    1,244
Retirement benefits                           116       98
Bonuses                                       868      943
                                            -----    -----

                                            4,737    2,488
                                            =====    =====

Included in the above were fees of RMB255,000 (2003: RMB203,000) paid to independent non-executive directors during the year.

An analysis of directors' and supervisors' emoluments by number of individuals and emolument ranges is as follows:

                                                 2004     2003
                                                NUMBER   Number
                                                ------   ------
Nil to HK$1,000,000 (RMB1,066,000 equivalent)     18       18
                                                  ==       ==

64  CHINA SOUTHERN AIRLINES COMPANY LIMITED  2004 ANNUAL REPORT

(Prepared under International Financial Reporting Standards)
(Expressed in Renminbi)

6     EMOLUMENTS OF DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT (cont'd)

(b)   SENIOR MANAGEMENT'S EMOLUMENTS

Details of emoluments paid to the five highest paid individuals (including directors and supervisors) of the Group during the year are as follows:

                                              2004      2003
                                            RMB'000   RMB'000
                                            -------   -------
Salaries, allowances and benefits in kind     2,045     1,701
Retirement benefits                              29        25
                                              -----     -----

                                              2,074     1,726
                                              =====     =====

An analysis of emoluments paid to the five highest paid individuals (including directors and supervisors) by number of individuals and emolument ranges is as follows:

                                                 2004     2003
                                                NUMBER   Number
                                                ------   ------
Directors and supervisors                          -        -
Employees                                          5        5
                                                  --       --

                                                   5        5
                                                  ==       ==

Nil to HK$1,000,000 (RMB1,066,000 equivalent)      5        5
                                                  ==       ==

7     INCOME TAX IN THE CONSOLIDATED INCOME STATEMENT

(a)   INCOME TAX IN THE CONSOLIDATED INCOME STATEMENT REPRESENTS:

                                                    2004         2003
                                                RMB MILLION  RMB million
                                                -----------  -----------
PRC income tax                                      176           47
Share of associates' taxation                         2            3
Share of jointly controlled entities' taxation       11            7
                                                   ----         ----

                                                    189           57
Deferred tax (Note 17)
   - current year                                  (111)          11
   - adjustment for change in enacted tax rate        -         (392)
                                                   ----         ----

Income tax expense/(credit)                          78         (324)
                                                   ====         ====

                                                [LOGO]  [CHINESE CHARACTERS]  65
                                                        CHINA SOUTHERN

                                      Notes to the Financial Statements (Cont'd)
                    (Prepared under International Financial Reporting Standards)
                                                         (Expressed in Renminbi)

7     INCOME TAX IN THE CONSOLIDATED INCOME STATEMENT (cont'd)

(a)   INCOME TAX IN THE CONSOLIDATED INCOME STATEMENT REPRESENTS: (cont'd)

On 17 October, 2003, the Company's registered address was moved to Guangzhou Economic & Technology Development Zone. In accordance with the Rules and Regulations for Implementation of Income Tax for Foreign Investment Enterprises and Foreign Enterprises of the PRC and a taxation approval document "Guangzhou Municipal State Tax Bureau Suo De Shui Zi Que 020043", the Company is entitled to enjoy the preferential tax policy implemented in the Guangzhou Economic & Technology Development Zone effective 1 October, 2003. As a result, the Company's income tax rate has been changed from 33% to 15% beginning from that date.

As a result of the reduction in income tax rate, the Company's net deferred tax liability balance at 1 January, 2003 of RMB507 million was reduced by RMB392 million. Accordingly, a net deferred tax credit of RMB392 million was recognised in the income statement for the year ended 31 December, 2003.

In respect of the Group's overseas airline activities, the Group has either obtained exemptions from overseas taxation pursuant to the bilateral aviation agreements between the overseas governments and the PRC government, or has sustained tax losses in these overseas jurisdictions. Accordingly, no provision for overseas tax has been made for both the current and prior years.

(b)   RECONCILIATION BETWEEN TAX EXPENSE AND ACCOUNTING PROFIT AT APPLICABLE TAX
      RATES:

                                                                  2004          2003
                                                              RMB MILLION   RMB million
                                                              -----------   -----------
Profit/(loss) before taxation and minority interests              233          (511)
                                                                  ===          ====

Expected PRC income tax expense/(credit) at 15% (2003: 15%)        35           (77)

Adjustments:
   Effect of change in income tax rate                              -          (392)
   Non-deductible expenses                                         40            80
   Other, net                                                       3            65
                                                                  ---          ----

Income tax expense/(credit)                                        78          (324)
                                                                  ===          ====

In accordance with relevant PRC tax regulations, a PRC lessee is liable to pay PRC withholding tax in respect of any lease payments regularly made to an overseas lessor. Depending on the circumstances, this tax is generally imposed at a fixed rate ranging from 10% to 20% of the lease payments, or in certain cases, the interest components of such payments. Pursuant to an approval document from the State Tax Bureau, lease arrangements executed prior to 1 September, 1999 are exempted from PRC withholding tax.

The PRC withholding tax payable by the Group for the year ended 31 December, 2004 of RMB23 million (2003: RMB8 million) in respect of the leases executed on or after 1 September, 1999 has been included as part of the operating lease charges for the year.

66  CHINA SOUTHERN AIRLINES COMPANY LIMITED  2004 ANNUAL REPORT

(Prepared under International Financial Reporting Standards)
(Expressed in Renminbi)

8     DIVIDENDS

No interim dividend was paid during both the current and prior years.

The board of directors of the Company does not recommend the payment of a final dividend in respect of the year ended 31 December, 2004. No final dividend was paid in respect of the year ended 31 December, 2003.

9     BASIC LOSS PER SHARE

The calculation of basic loss per share is based on the consolidated loss attributable to shareholders of RMB48 million (2003: RMB358 million) and the weighted average number of shares in issue during the year of 4,374 million (2003: 3,832 million).

The amount of diluted loss per share is not presented as there were no dilutive potential ordinary shares in existence for both the current and prior years.

                                                [LOGO]  [CHINESE CHARACTERS]  67
                                                        CHINA SOUTHERN

                                      Notes to the Financial Statements (Cont'd)
                    (Prepared under International Financial Reporting Standards)
                                                         (Expressed in Renminbi)

10 PROPERTY, PLANT AND EQUIPMENT

(a) THE GROUP


                                                                AIRCRAFT               OTHER FLIGHT
                                                       ---------------------------      EQUIPMENT,      MACHINERY,
                                                                       HELD UNDER        INCLUDING       EQUIPMENT
                                                                         FINANCE          ROTABLE           AND
                                     BUILDINGS            OWNED           LEASES          SPARES         VEHICLES          TOTAL
                                    RMB million        RMB million     RMB million      RMB million     RMB million     RMB million
                                    -----------        -----------     -----------     ------------     -----------     -----------
Cost or valuation:
At 1 January, 2004                        3,288             17,222          10,463            6,842           1,930          39,745
Exchange adjustments                          5                  -               -                -              12              17
Reclassification on exercise
   of purchase options                        -                550            (550)               -               -               -
Additions                                   336              4,156               -              525               5           5,022
Transferred from construction
   in progress                            2,472                  -               -                -             235           2,707
Through the CNA/XJA Acquisitions            915              5,206           4,492            1,753             490          12,856
Disposals                                   (28)                 -               -              (76)            (73)           (177)
                                          -----             ------          ------            -----           -----          ------

AT 31 DECEMBER, 2004                      6,988             27,134          14,405            9,044           2,599          60,170
                                          -----             ------          ------            -----           -----          ------

Representing:
Cost                                      6,633             20,905          10,065            6,870           2,115          46,588
Valuation - 1996                            355              6,229           4,340            2,174             484          13,582
                                          -----             ------          ------            -----           -----          ------

                                          6,988             27,134          14,405            9,044           2,599          60,170
                                          -----             ------          ------            -----           -----          ------

Accumulated depreciation:
At 1 January, 2004                          594              3,192           2,605            3,644           1,174          11,209
Exchange adjustments                          1                  -               -                -               9              10
Reclassification on exercise
   of purchase options                        -                183            (183)               -               -               -
Charge for the year                         179                956             472              544             212           2,363
Written back on disposal                    (17)                 -               -              (51)            (61)           (129)
                                          -----             ------          ------            -----           -----          ------

AT 31 DECEMBER, 2004                        757              4,331           2,894            4,137           1,334          13,453
                                          -----             ------          ------            -----           -----          ------

Net book value:
AT 31 DECEMBER, 2004                      6,231             22,803          11,511            4,907           1,265          46,717
                                          =====             ======          ======            =====           =====          ======

At 31 December, 2003                      2,694             14,030           7,858            3,198             756          28,536
                                          =====             ======          ======            =====           =====          ======

68  CHINA SOUTHERN AIRLINES COMPANY LIMITED  2004 ANNUAL REPORT

(Prepared under International Financial Reporting Standards)
(Expressed in Renminbi)

10 PROPERTY, PLANT AND EQUIPMENT (cont'd)

(b) THE COMPANY


                                                                AIRCRAFT               OTHER FLIGHT
                                                       ---------------------------      EQUIPMENT,     MACHINERY,
                                                                       HELD UNDER       INCLUDING       EQUIPMENT
                                                                         FINANCE         ROTABLE           AND
                                        BUILDINGS         OWNED           LEASES          SPARES         VEHICLES         TOTAL
                                       RMB million     RMB million     RMB million     RMB million     RMB million     RMB million
                                       -----------     -----------     -----------     -----------     -----------     -----------
Cost or valuation:
At 1 January, 2004                           1,644          12,868          10,463           5,396           1,189          31,560
Reclassification on exercise
   of purchase options                           -             550            (550)              -               -               -
Additions through transfer of
   property, plant and equipment
   upon dissolution of a subsidiary              3               -               -             134              13             150
Additions                                       12           3,509               -             192              38           3,751
Transferred from construction
   in progress                               1,663               -               -               -             235           1,898
Through the CNA/XJA Acquisitions               727           5,206           4,492           1,745             441          12,611
Disposals                                      (23)              -               -               -             (40)            (63)
                                             -----          ------          ------           -----           -----          ------

AT 31 DECEMBER, 2004                         4,026          22,133          14,405           7,467           1,876          49,907
                                             -----          ------          ------           -----           -----          ------

Representing:
Cost                                         3,832          17,520          10,065           5,642           1,612          38,671
Valuation - 1996                               194           4,613           4,340           1,825             264          11,236
                                             -----          ------          ------           -----           -----          ------

                                             4,026          22,133          14,405           7,467           1,876          49,907
                                             -----          ------          ------           -----           -----          ------

Accumulated depreciation:
At 1 January, 2004                             324           2,231           2,605           3,073             717           8,950
Reclassification on exercise
   of purchase options                           -             183            (183)              -               -               -
Additions through transfer of
   property, plant and equipment
   upon dissolution of a subsidiary              1               -               -              72              10              83
Charge for the year                            110             744             472             346             117           1,789
Written back on disposal                       (10)              -               -               -             (35)            (45)
                                             -----          ------          ------           -----           -----          ------

AT 31 DECEMBER, 2004                           425           3,158           2,894           3,491             809          10,777
                                             -----          ------          ------           -----           -----          ------

Net book value:
AT 31 DECEMBER, 2004                         3,601          18,975          11,511           3,976           1,067          39,130
                                             =====          ======          ======           =====           =====          ======

At 31 December, 2003                         1,320          10,637           7,858           2,323             472          22,610
                                             =====          ======          ======           =====           =====          ======

                                                [LOGO]  [CHINESE CHARACTERS]  69
                                                        CHINA SOUTHERN

                                      Notes to the Financial Statements (Cont'd)
                    (Prepared under International Financial Reporting Standards)
                                                         (Expressed in Renminbi)

10 PROPERTY, PLANT AND EQUIPMENT (cont'd)

(c) Substantially all of the Group's buildings are located in the PRC. The Group was formally granted the rights to use the twenty one parcels of land in Guangzhou, Shenzhen, Zhuhai, Beihai, Changsha, Shantou, Haikou, Zhengzhou, Guiyang and Wuhan by the relevant PRC authorities for periods of 30 to 70 years, which expire between 2020 and 2068. For other land in the PRC on which the Group's buildings are erected, the Group was formally granted the rights to use such land for periods of one to five years commencing in the second quarter of 1997 pursuant to various lease agreements between the Company and CSAHC. The leases with initial one-year term are automatically renewable for another one-year period unless the Company gives appropriate notice of termination. In this connection, rental payments totalling RMB18 million (2003: RMB15 million) were paid to CSAHC during 2004 in respect of these leases.

(d) In compliance with the PRC rules and regulations governing initial public offering of shares by PRC joint stock limited companies, the property, plant and equipment of the Group as at 31 December, 1996 were revalued. This revaluation was conducted by Guangzhou Assets Appraisal Corp. ("GAAC"), a firm of independent valuers registered in the PRC, on a depreciated replacement cost basis, and approved by the China State-owned Assets Administration Bureau.

      In accordance with IAS 16 "Property, plant and equipment", subsequent to the 1996 revaluation, which was based on replacement costs, the property, plant and equipment of the Group are carried at revalued amount, being the fair value at the date of the revaluation less any subsequent accumulated depreciation and impairment losses. Revaluation is performed periodically to ensure that the carrying amount does not differ materially from that which would be determined using fair value at the balance sheet date. In accordance with the revaluation performed by the directors in respect of property, plant and equipment held by the Group as at 31 December, 2000, the carrying amounts of property, plant and equipment did not differ materially from their respective fair value.

      The effect of the above revaluation was to increase future annual depreciation charges of the Group by approximately RMB33 million (2003:
      RMB33 million). Had the property, plant and equipment of the Group and the Company been stated at cost (i.e. the effect of the revaluation was excluded), the net book value of property, plant and equipment of the Group and the Company as at 31 December, 2004 would have been approximately RMB46,714 million and RMB39,560 million respectively (2003:
      RMB28,523 million and RMB22,794 million respectively), made up as follows:

                                           THE GROUP                   THE COMPANY
                                      2004           2003          2004            2003
                                  RMB MILLION    RMB million    RMB MILLION     RMB million
                                  -----------    -----------    -----------     -----------
Buildings                               6,797          3,110          4,178           1,610
Aircraft
   - owned                             28,257         18,345         22,923          13,658
   - held under finance leases         14,884         10,942         14,884          10,942
Flight equipment and others            12,516          9,634          9,726           6,910
                                       ------         ------         ------          ------

                                       62,454         42,031         51,711          33,120
Less: Accumulated depreciation         15,740         13,508         12,151          10,326
                                       ------         ------         ------          ------

                                       46,714         28,523         39,560          22,794
                                       ======         ======         ======          ======

70  CHINA SOUTHERN AIRLINES COMPANY LIMITED  2004 ANNUAL REPORT

(Prepared under International Financial Reporting Standards)
(Expressed in Renminbi)

10 PROPERTY, PLANT AND EQUIPMENT (cont'd)

(e) As at 31 December, 2004, certain aircraft of the Group and the Company with an aggregate carrying value of approximately RMB23,438 million and RMB21,690 million respectively (2003: RMB14,576 million and RMB12,796 million respectively) were mortgaged under certain loan and lease agreements (see Notes 21 and 22).

(f) In 2003, the Company entered into operating lease arrangements to lease certain flight training facilities and buildings to Zhuhai Xiang Yi Aviation Technology Company Limited ("Zhuhai Xiang Yi"), a jointly controlled entity of the Company. The leases with initial one-year term are automatically renewable for another one year unless either party gives appropriate notice of termination. In this connection, rental income totalling RMB34 million (2003: RMB34 million) was received by the Company during the year in respect of the leases. As at 31 December, 2004, the cost and accumulated depreciation of the relevant property, plant and equipment totalled RMB787 million and RMB514 million respectively (2003:
      RMB787 million and RMB462 million respectively). Depreciation of the relevant property, plant and equipment recognised during the year totalled RMB55 million (2003: RMB55 million). As at 31 December 2004, the Company's rental receivable in respect of the leases due in 2005 amounted to RMB34 million (2003: RMB34 million).

(g) The Company entered into two separate arrangements (the "Arrangements") with certain independent third parties during each of 2002 and 2003. Under each of the Arrangements, the Company sold an aircraft and then immediately leased back the aircraft for an agreed period. The lease payment obligations, with predetermined net present value, are to be satisfied solely out of the sale proceeds and such amount has been placed irrevocably by the Company in form of deposits and debt securities in favour of the lessors. The Company has an option to purchase the aircraft at a pre-determined date and an agreed purchase price to be satisfied by the balances of the deposits and debt securities outstanding at that date. In the event that the lease agreement is early terminated by the Company, the Company is liable to pay a pre-determined penalty to the lessor. Provided that the Company complies with the lease agreements, the Company is entitled to the continued possession and operation of the aircraft. Since the Company retains substantially all risks and rewards incident to ownership of the aircraft and enjoys substantially the same rights to their use as before the Arrangements, no adjustment has been made to the property, plant and equipment. As at 31 December, 2004, the net present value of the lease commitments and the corresponding defeased deposits and debt securities amounted to RMB2,462 million (2003: RMB2,409 million). As a result of the Arrangements, the Company received net cash benefits which were recognised as income (Note 3).

(h) As at 31 December, 2004 and up to the date of approval of these financial statements, the Group is in the process of applying for the land use right certificates and property title certificates in respect of the properties located in the Guangzhou new airport, Guangzhou Baiyun International Airport, in which the Group has interests and for which such certificates have not been granted. As at 31 December, 2004, carrying value of such properties of the Group and the Company amounted to RMB2,477 million and RMB1,417 million respectively.

      The directors of the Company are of the opinion that the use of and the conduct of operating activities at the properties referred to above are not affected by the fact that the Group has not yet obtained the relevant land use right certificates and property title certificates.

                                                [LOGO]  [CHINESE CHARACTERS]  71
                                                        CHINA SOUTHERN

                                      Notes to the Financial Statements (Cont'd)
                    (Prepared under International Financial Reporting Standards)
                                                         (Expressed in Renminbi)

11    CONSTRUCTION IN PROGRESS

                                                   2004            2003
                                                RMB MILLION     RMB million
                                                -----------     -----------
THE COMPANY
Shenzhen cargo centre                                22               -
Guangzhou new airport support area                   65               -
Boeing 777 aircraft engines upgrade                  18              12
Guangzhou new airport base                            -           1,378
Hubei catering building                               -              28
Zhengzhou ticket selling office                       -              22
Material and engineering system                      22              21
Henan office building                                 -              14
Other                                               105              57
                                                    ---           -----

                                                    232           1,532
                                                    ---           -----
SUBSIDIARIES

Guangzhou new cargo centre                          254              68
Fuzhou Chang Le airport facilities                   20              14
Other                                                59              16
                                                    ---           -----

                                                    333              98
                                                    ---           -----

                                                    565           1,630
                                                    ===           =====

12    INTEREST IN SUBSIDIARIES

                                                        THE COMPANY
                                                   2004            2003
                                                RMB MILLION     RMB million
                                                -----------     -----------
Unlisted shares/capital contributions, at cost     1,232             978
Amounts due from subsidiaries                        917             468
                                                   -----           -----

                                                   2,149           1,446
                                                   =====           =====

In 2004, China Southern Airlines (Group) Zhuhai Helicopter Company Limited, a wholly owned subsidiary of the Company, was dissolved. Its operations and assets and liabilities were transferred to the Company. No material gains or losses were incurred by the Company on dissolution of the subsidiary.

A new subsidiary, Guangzhou Air Cargo Company Limited, was established in 2004.

Details of the Company's principal subsidiaries are set out in Note 37.

72  CHINA SOUTHERN AIRLINES COMPANY LIMITED  2004 ANNUAL REPORT

(Prepared under International Financial Reporting Standards)
(Expressed in Renminbi)

13    INTEREST IN ASSOCIATES

                                                             THE GROUP                       THE COMPANY
                                                       2004             2003            2004              2003
                                                    RMB MILLION      RMB million     RMB MILLION       RMB million
                                                    -----------      -----------     -----------       -----------
Share of attributable net assets
   other than goodwill                                  429              422               -                 -
Unlisted capital contributions, at cost                   -                -             357               348
Impairment loss for investment
   in an associate                                        -                -             (61)              (61)
                                                        ---              ---             ---               ---

                                                        429              422             296               287
                                                        ===              ===             ===               ===

Details of the Group's principal associates are set out in Note 38.

14    INTEREST IN JOINTLY CONTROLLED ENTITIES

                                                             THE GROUP                        THE COMPANY
                                                       2004             2003            2004              2003
                                                    RMB MILLION      RMB million     RMB MILLION       RMB million
                                                    -----------      -----------     -----------       -----------
Share of attributable net assets
   other than goodwill                                  782              731               -                 -
Unlisted capital contributions, at cost                   -                -             636               564
                                                        ---              ---             ---               ---

                                                        782              731             636               564
                                                        ===              ===             ===               ===

Details of the Company's principal jointly controlled entities are set out in
Note 38.

An analysis of the Group's attributable share of assets, liabilities, revenues and expenses of the jointly controlled entities is set out below:

                                          2004               2003
                                       RMB MILLION        RMB million
                                       -----------        -----------
Non-current assets                          845                606
Current assets                              794                619
Non-current liabilities                    (389)              (236)
Current liabilities                        (468)              (258)
                                           ----               ----

Net assets                                  782                731
                                           ====               ====

Income                                      762                486
Expenses                                   (767)              (525)
                                           ----               ----

Net loss                                     (5)               (39)
                                           ====               ====

                                                [LOGO]  [CHINESE CHARACTERS]  73
                                                        CHINA SOUTHERN

                                      Notes to the Financial Statements (Cont'd)
                    (Prepared under International Financial Reporting Standards)
                                                         (Expressed in Renminbi)

15    OTHER INVESTMENTS

                                                THE GROUP                           THE COMPANY
                                         2004              2003               2004              2003
                                      RMB MILLION       RMB million        RMB MILLION       RMB million
                                      -----------       -----------        -----------       -----------
NON-CURRENT INVESTMENTS
Equity securities available for sale      272               204                167               107
                                          ===               ===                ===               ===

CURRENT INVESTMENTS
Equity securities held for trading        523                 -                502                 -
Debt securities held-to-maturity          160                 -                  -                 -
                                          ---               ---                ---               ---

                                          683                 -                502                 -
                                          ===               ===                ===               ===

16    DEFERRED EXPENDITURE

                                                THE GROUP                           THE COMPANY
                                         2004              2003               2004              2003
                                      RMB MILLION       RMB million        RMB MILLION       RMB million
                                      -----------       -----------        -----------       -----------
Custom duties and other direct costs       19                26                  8                18
Lump sum housing benefits (Note 29)       197               223                197               223

Deferred loss on aircraft sale and
 leaseback arrangements                   100                 -                100                 -
                                          ---               ---                ---               ---

                                          316               249                305               241
                                          ===               ===                ===               ===

17    DEFERRED TAX

Movements in net deferred tax (liabilities)/assets are as follows:

                                                THE GROUP                           THE COMPANY
                                         2004              2003               2004              2003
                                      RMB MILLION       RMB million        RMB MILLION       RMB million
                                      -----------       -----------        -----------       -----------
Balance at 1 January,                    (398)             (779)               (90)             (507)
Credited/(charged) to income
 statement (Note 7)
 - current year                           111               (11)               141                25
 - adjustment for change in
    income tax rate                         -               392                  -               392
                                         ----              ----                ---              ----

     Balance at 31 December,             (287)             (398)                51               (90)
                                         ====              ====                ===              ====

74  CHINA SOUTHERN AIRLINES COMPANY LIMITED  2004 ANNUAL REPORT

(Prepared under International Financial Reporting Standards)
(Expressed in Renminbi)

17    DEFERRED TAX (cont'd)

The net deferred tax (liabilities)/assets at 31 December, 2004 were made up of the following tax effects:

                                                           THE GROUP                          THE COMPANY
                                                    2004              2003               2004            2003
                                                 RMB MILLION       RMB million        RMB MILLION     RMB million
                                                 -----------       -----------        -----------     -----------
Deferred tax assets:
   Tax losses                                          39               223                 39             223
   Repairs and maintenance accruals                   129                88                125              93
   Repair charges capitalised                         254               261                195             199
   Accrued expenses                                   146                19                146              19
   Other                                               21                 9                 20              11
                                                     ----              ----                ---             ---

Total deferred tax assets                             589               600                525             545
                                                     ----              ----                ---             ---

Deferred tax liabilities:
   Repairs and maintenance accruals                    75                81                  -               -
   Depreciation of property, plant and
        equipment                                     752               848                459             591
   Other                                               49                69                 15              44
                                                     ----              ----                ---             ---

Total deferred tax liabilities                        876               998                474             635
                                                     ----              ----                ---             ---

Net deferred tax (liabilities)/assets                (287)             (398)                51             (90)
                                                     ====              ====                ===             ===

18    INVENTORIES

                                                          THE GROUP                          THE COMPANY
                                                    2004              2003             2004             2003
                                                 RMB MILLION       RMB million      RMB MILLION       RMB million
                                                 -----------       -----------      -----------       -----------
Expendable spare parts
   and maintenance materials                           1,175               486                904             183
Other supplies                                           127                58                 95              30
                                                       -----               ---                ---             ---

                                                       1,302               544                999             213
                                                       =====               ===                ===             ===

No significant amount of inventories was carried at net realisable value at 31 December, 2003 and 2004.

                                                [LOGO]  [CHINESE CHARACTERS]  75
                                                        CHINA SOUTHERN

                                      Notes to the Financial Statements (Cont'd)
                    (Prepared under International Financial Reporting Standards)
                                                         (Expressed in Renminbi)

19    TRADE RECEIVABLES

Credit terms granted by the Group to sales agents and other customers generally range from one to three months. An ageing analysis of trade receivables, net of provision for doubtful accounts, is set out below:

                                               THE GROUP                     THE COMPANY
                                          2004            2003            2004           2003
                                      RMB MILLION     RMB million     RMB MILLION     RMB million
                                      -----------     -----------     -----------     -----------
Within 1 month                            998             589             863             446
More than 1 month but
   less than 3 months                     163             236             133             228
More than 3 months but
   less than 12 months                     42               9              39               9
                                        -----             ---           -----             ---

                                        1,203             834           1,035             683
                                        =====             ===           =====             ===

As at 31 December, 2004, the Group and the Company had an amount due from a fellow subsidiary of RMB52 million (2003: RMB54 million) which was included in trade receivables.

All of the trade receivables are expected to be recovered within one year.

20    CASH AND CASH EQUIVALENTS

Cash and cash equivalents comprise cash at bank and in hand and deposits with Southern Airlines Group Finance Company Limited ("SA Finance"), a PRC authorised financial institution controlled by CSAHC and an associate of the Group. In accordance with the financial agreement dated 22 May, 1997 between the Company and SA Finance, all the Group's deposits accepted by SA Finance at 31 December, 2004 were simultaneously placed with several designated major PRC banks by SA Finance. As at 31 December, 2004, the Group's and the Company's deposits with SA Finance amounted to RMB406 million and RMB362 million respectively (2003: RMB366 million and RMB346 million respectively).

76  CHINA SOUTHERN AIRLINES COMPANY LIMITED  2004 ANNUAL REPORT

(Prepared under International Financial Reporting Standards)
(Expressed in Renminbi)

21    BANK AND OTHER LOANS

                                                                      THE GROUP                          THE COMPANY
                                                               2004               2003            2004               2003
                                                            RMB MILLION        RMB million      RMB MILLION       RMB million
                                                            -----------        -----------      -----------       -----------
BANK LOANS DUE:
Within one year                                                11,518              7,097           10,161             5,959
In the second year                                              1,626                646            1,476               401
In the third to fifth year, inclusive                           6,422              1,224            5,283               826
After the fifth year                                            3,887              2,649            3,781             2,443
                                                               ------             ------           ------             -----

                                                               23,453             11,616           20,701             9,629
OTHER LOANS DUE:
In the second year                                                  -                  3                -                 -
                                                               ------             ------           ------             -----

                                                               23,453             11,619           20,701             9,629

Portion classified as current liabilities                     (11,518)            (7,097)         (10,161)           (5,959)
                                                              -------             ------          -------            ------

                                                               11,935              4,522           10,540             3,670
                                                              =======             ======          =======            ======

As at 31 December, 2004, bank loans of the Group and the Company totalling RMB8,620 million and RMB7,783 million respectively (2003: RMB4,902 million and RMB3,823 million respectively) were secured by mortgages over certain of the Group's and the Company's aircraft with carrying amount of RMB11,927 million and RMB10,179 million respectively (2003: RMB6,718 million and RMB4,938 million respectively).

As at 31 December, 2004, loans to the Group and the Company from SA Finance amounted to RMB256 million and RMB76 million respectively (2003: RMB120 million and RMB 120 million respectively).

As at 31 December, 2004, certain bank loans were guaranteed by the following parties:

                                                               THE GROUP                           THE COMPANY
                                                       2004                 2003            2004                 2003
                                                    RMB MILLION          RMB million     RMB MILLION          RMB million
                                                    -----------          -----------     -----------          -----------
Industrial Commercial Bank of China                      149                    -             149                     -
Export-Import Bank
   of the United States                                1,732                2,208             969                 1,236
Bank of China                                            291                  357              53                   262
CSAHC                                                  2,452                  359           1,812                   229
Guangzhou Baiyun International
   Airport Company Limited                                 -                   63               -                     -
Shenzhen Yingshun Investment
   Development Company Limited                             -                   21               -                     -
SA Finance                                                 9                   10               -                     -
                                                       -----                -----           -----                 -----

                                                       4,633                3,018           2,983                 1,727
                                                       =====                =====           =====                 =====

                                                [LOGO]  [CHINESE CHARACTERS]  77
                                                        CHINA SOUTHERN

                                      Notes to the Financial Statements (Cont'd)
                    (Prepared under International Financial Reporting Standards)
                                                         (Expressed in Renminbi)

21    BANK AND OTHER LOANS (cont'd)

Details of bank and other loans with original maturity over one year are as follows:

INTEREST RATES AND FINAL MATURITY

                                                                      THE GROUP                           THE COMPANY
                                                               2004              2003               2004              2003
                                                            RMB MILLION       RMB million        RMB MILLION       RMB million
                                                            -----------       -----------        -----------       -----------
(i)   RENMINBI DENOMINATED LOANS

      Fixed interest rates ranging from 4.80%
       to 6.03% per annum as at 31 December, 2004,
       with maturities through 2009.                           1,628                 -                135                 -

      Non-interest bearing loan from a municipal
       government authority, repayable in 2005.                    3                 3                  -                 -

      Floating interest rates ranging from 4.94% to
       5.76% per annum as at 31 December, 2004, with
       maturities through 2014.                                1,217                76              1,217                 -

(ii)  US DOLLARS DENOMINATED LOANS

      Floating interest rates ranging from 3 months
       LIBOR+0.65% to 0.9% per annum as at 31
       December, 2004, with maturities through 2011.           1,426                 -              1,426                 -

      Floating interest rates ranging from 6 months
       LIBOR+0.3% to 1.2% per annum as at 31
       December, 2004, with maturities through 2014.           6,578             2,505              6,578             2,505

      Fixed interest rates ranging from 2.18% to 8.35%
       per annum as at 31 December, 2004, with maturities
       through 2011.                                           2,676             2,626              2,326             1,546
                                                              ------             -----             ------             -----

                                                              13,528             5,210             11,682             4,051

      Less: Loans due within one year classified as
             current liabilities                              (1,593)             (688)            (1,142)             (381)
                                                              ------             -----             ------             -----

                                                              11,935             4,522             10,540             3,670
                                                              ======             =====             ======             =====

78  CHINA SOUTHERN AIRLINES COMPANY LIMITED  2004 ANNUAL REPORT

(Prepared under International Financial Reporting Standards)
(Expressed in Renminbi)

21    BANK AND OTHER LOANS (cont'd)

As at 31 December, 2004, bank and other loans of the Group and the Company included short-term bank loans totalling RMB9,925 million and RMB9,019 million respectively (2003: RMB6,409 million and RMB5,578 million respectively). On such date, the Group's and the Company's weighted average interest rate on short-term borrowings were 1.60% and 1.56% per annum respectively (2003: 1.76% and 1.65% per annum respectively).

As at 31 December, 2004, the Group had banking facilities with several PRC commercial banks for providing loan finance up to an approximate amount of RMB35,750 million (2003: RMB9,860 million). As at 31 December, 2004, an approximate amount of RMB11,525 million (2003: RMB4,412 million) was utilised.

22    OBLIGATIONS UNDER FINANCE LEASES

The Group and the Company have commitments under finance lease agreements in respect of aircraft and related equipment expiring during the years 2005 to 2013. As at 31 December, 2004, future payments under these finance leases, which were 67% and 33% respectively (2003: 74% and 26% respectively) denominated in United States dollars and Japanese yen, are as follows:

                                                                    THE GROUP AND THE COMPANY
                                          -------------------------------------------------------------------------------
                                                          2004                                      2003
                                          OBLIGATIONS   PAYMENTS      INTEREST     Obligations    Payments     Interest
                                          RMB MILLION  RMB MILLION   RMB MILLION   RMB million   RMB million  RMB million
                                          -----------  -----------   -----------   -----------   -----------  -----------
Balance due:
   Within one year                           2,081        2,580           499         1,298         1,648          350
   In the second year                        2,829        3,213           384         1,066         1,357          291
   In the third to fifth year, inclusive     6,021        6,540           519         3,909         4,348          439
   After the fifth year                        688          722            34           568           608           40
                                            ------       ------         -----        ------         -----        -----

                                            11,619       13,055         1,436         6,841         7,961        1,120
                                            ------       ------         -----        ------         -----        -----

Less: Balance due within one year
      classified as current liabilities     (2,081)                                  (1,298)
                                            ------                                   ------

                                             9,538                                    5,543
                                            ======                                   ======

Certain lease financing arrangements comprised finance leases between the Company and certain of its subsidiaries, and corresponding borrowings between such subsidiaries and banks. The Company has guaranteed the subsidiaries' obligations under the bank borrowings and accordingly, the relevant leased assets and obligations are recorded in the Company's balance sheet to reflect the substance of the transactions. The future payments under these leases have therefore been presented by the Company and the Group in amounts that reflect the payments under the bank borrowings between the subsidiaries and banks.

                                                [LOGO]  [CHINESE CHARACTERS]  79
                                                        CHINA SOUTHERN

                                      Notes to the Financial Statements (Cont'd)
                    (Prepared under International Financial Reporting Standards)
                                                         (Expressed in Renminbi)

22    OBLIGATIONS UNDER FINANCE LEASES (cont'd)

Under the terms of the leases, the Group has an option to purchase, at or near the end of the lease term, certain aircraft at fair market value and others at either fair market value or a percentage of the respective lessor's defined cost of the aircraft.

Security, including charges over the assets concerned and relevant insurance policies, is provided to the lessors.

As at 31 December, 2004, certain of the Group's and the Company's aircraft with carrying amount of RMB11,511 million (2003: RMB7,858 million) were mortgaged to secure facilities with financial institutions granted to lessors totalling RMB11,619 million (2003: RMB6,841 million).

23    AMOUNTS DUE TO RELATED COMPANIES

Amounts due to related companies, which represent balances with CSAHC and its affiliates, and the Group's associates and jointly controlled entities, are unsecured, interest free and repayable within one year (Note 28).

24    TRADE PAYABLES

An ageing analysis of trade payables is set out below:

                                                           THE GROUP                      THE COMPANY
                                                      2004            2003            2004            2003
                                                   RMB MILLION     RMB million     RMB MILLION     RMB million
                                                   -----------     -----------     -----------     -----------
Due within 1 month or on demand                         599           279              505             207
Due after 1 month but
   within 3 months                                      430           278              370             231
Due after 3 months but
   within 6 months                                      525           371              445             308
                                                      -----           ---            -----             ---

                                                      1,554           928            1,320             746
                                                      =====           ===            =====             ===

As at 31 December, 2004, the Group and the Company had an amount due to a fellow subsidiary of RMB838 million (2003: RMB693 million) which was included in trade payables.

All of the trade payables are expected to be settled within one year.

80  CHINA SOUTHERN AIRLINES COMPANY LIMITED  2004 ANNUAL REPORT

(Prepared under International Financial Reporting Standards)
(Expressed in Renminbi)

25    PROVISION FOR MAJOR OVERHAULS

Details of provision for major overhauls in respect of aircraft held under operating leases are as follows:

                                             THE GROUP                           THE COMPANY
                                       2004              2003              2004               2003
                                    RMB MILLION       RMB million       RMB MILLION        RMB million
                                    -----------       -----------       -----------        -----------
Balance at 1 January,                   200               194                131                 63
Provision for the year                   89                68                 47                 68
Through the CNA/XJA Acquisitions         70                 -                 70                  -
Amount utilised                           -               (62)                 -                  -
                                        ---               ---                ---                ---

Balance at 31 December,                 359               200                248                131

Less: Current portion included in
      accrued expenses                  (75)              (11)               (62)                 -
                                        ---               ---                ---                ---

                                        284               189                186                131
                                        ===               ===                ===                ===

26    SHARE CAPITAL

                                                                         2004            2003
                                                                      RMB MILLION     RMB million
                                                                      -----------     -----------
Registered capital:
   2,200,000,000 domestic shares of RMB 1.00 each                        2,200           2,200
   1,174,178,000 H shares of RMB 1.00 each                               1,174           1,174
   1,000,000,000 A shares of RMB 1.00 each                               1,000           1,000
                                                                         -----           -----

                                                                         4,374           4,374
                                                                         =====           =====
Issued and paid up capital:
   2,200,000,000 domestic shares of RMB 1.00 each                        2,200           2,200
   1,174,178,000 H shares of RMB 1.00 each                               1,174           1,174
   1,000,000,000 A shares of RMB 1.00 each                               1,000           1,000
                                                                         -----           -----

                                                                         4,374           4,374
                                                                         =====           =====

In July 2003, the Company issued 1,000,000,000 A shares with a par value of RMB1.00 each at an issue price of RMB2.70 by way of a public offering to natural persons and institutional investors in the PRC. The share premium received by the Company, net of the issuance costs of RMB59 million, amounted to RMB1,641 million and was credited to share premium account.

All the domestic, H and A shares rank pari passu in all material respects.

                                                [LOGO]  [CHINESE CHARACTERS]  81
                                                        CHINA SOUTHERN

                                      Notes to the Financial Statements (Cont'd)
                    (Prepared under International Financial Reporting Standards)
                                                         (Expressed in Renminbi)

27 RESERVES

                                                               THE GROUP                      THE COMPANY
                                                          2004          2003               2004          2003
                                                Note   RMB MILLION   RMB  million       RMB MILLION   RMB million
                                                ----   -----------   ------------       -----------   -----------
SHARE PREMIUM
   Balance at 1 January,                                  5,325          3,684             5,325         3,684
   Share premium from issuance of shares,
     net of related issuance costs                            -          1,641                 -         1,641
                                                          -----          -----             -----         -----

   Balance at 31 December,                                5,325          5,325             5,325         5,325
                                                          -----          -----             -----         -----

STATUTORY SURPLUS RESERVE                        (a)
   Balance at 1 January,                                    361            337               339           338
   Transfer from income statement                            41             24                10             1
                                                          -----          -----             -----         -----

   Balance at 31 December,                                  402            361               349           339
                                                          -----          -----             -----         -----

STATUTORY PUBLIC WELFARE FUND                    (b)
   Balance at 1 January,                                    173            172               172           171
   Transfer from income statement                            20              1                 5             1
                                                          -----          -----             -----         -----

   Balance at 31 December,                                  193            173               177           172
                                                          -----          -----             -----         -----

DISCRETIONARY SURPLUS RESERVE                    (c)
   Balance at 1 January and 31 December,                     77             77                77            77
                                                          -----          -----             -----         -----

RETAINED EARNINGS
   Balance at 1 January,                                  1,586          1,969              (138)          446
   Loss for the year                                        (48)          (358)             (169)         (581)
   Appropriations to reserves                               (61)           (25)              (15)           (3)
                                                          -----          -----             -----         -----

   Balance at 31 December,                                1,477          1,586              (322)         (138)
                                                          -----          -----             -----         -----

TOTAL                                                     7,474          7,522             5,606         5,775
                                                          =====          =====             =====         =====

82  CHINA SOUTHERN AIRLINES COMPANY LIMITED  2004 ANNUAL REPORT

(Prepared under International Financial Reporting Standards)
(Expressed in Renminbi)

27 RESERVES (cont'd)

Notes:

(a) According to the PRC Company Law and the Articles of Association of the Company and certain of its subsidiaries, the Company and the relevant subsidiaries are required to transfer 10% of their annual net profits after taxation, as determined under relevant PRC accounting regulations, to a statutory surplus reserve until the reserve balance reaches 50% of the registered capital. The transfer to this reserve must be made before distribution of a dividend to shareholders.

      Statutory surplus reserve can be used to offset prior years' losses, if any, and may be converted into share capital by the issue of new shares to shareholders in proportion to their existing shareholding or by increasing the par value of the shares currently held by them, provided that the balance after such issue is not less than 25% of the registered capital.

(b) According to the PRC Company Law and the Articles of Association of the Company and certain of its subsidiaries, the Company and the relevant subsidiaries are required to transfer between 5% and 10% of their annual net profits after taxation, as determined under PRC accounting regulations, to the statutory public welfare fund. This fund can only be utilised on capital items for the collective benefits of the Company's and the relevant subsidiaries' employees such as the construction of dormitories, canteen and other staff welfare facilities. This fund is non-distributable other than in liquidation. The transfer to this fund must be made before distribution of a dividend to shareholders.

(c)   The usage of this reserve is similar to that of statutory surplus reserve.

(d) Under PRC Company Law and the Company's Articles of Association, the net profit after taxation as reported in the PRC statutory financial statements of the Company can only be distributed as dividends after allowances have been made for:

      (i)   making up cumulative prior years' losses, if any;

      (ii) allocations to the statutory surplus reserve of at least 10% of after-tax profit, until the fund aggregates to 50% of the Company's registered capital;

      (iii) allocations of 5% to 10% of after-tax profit to the Company's statutory public welfare fund; and

      (iv) allocations to the discretionary surplus reserve, if approved by the shareholders.

      Pursuant to the Articles of Association of the Company, the net profit of the Company for the purpose of profit distribution is deemed to be the lesser of (i) the net profit determined in accordance with the PRC accounting regulations and (ii) the net profit determined in accordance with IFRS; or if the financial statements of the Company are not prepared in accordance with IFRS, the accounting standards of one of the countries in which its shares are listed. As at 31 December, 2004 the Company did not have any distributable reserves (2003: Nil).

                                                [LOGO]  [CHINESE CHARACTERS]  83
                                                        CHINA SOUTHERN

                                      Notes to the Financial Statements (Cont'd)
                    (Prepared under International Financial Reporting Standards)
                                                         (Expressed in Renminbi)

28    RELATED PARTY TRANSACTIONS

The Group obtained various operational and financial services provided by CSAHC and its affiliates, and the Group's associates and jointly controlled entities during the normal course of its business.

The following is a summary of significant transactions carried out in the normal course of business between the Group, CSAHC and its affiliates, and the Group's associates and jointly controlled entities during the year:

                                                                                2004           2003
                                                                    Note     RMB MILLION    RMB million
                                                                    ----     -----------    -----------
EXPENSES
PAID TO CSAHC AND ITS AFFILIATES
Handling charges                                                     (a)          33            27
Wet lease rentals                                                    (b)           -            36
Sundry aviation supplies                                             (c)          66            43
Commission expense                                                   (d)           2             5
Air catering expense                                                 (e)          50            28
Housing benefits                                                     (f)          85            85
Lease charges for land and buildings                                 (g)          18            15

PAID TO ASSOCIATES AND JOINTLY CONTROLLED ENTITIES
Repairing charges                                                    (h)       1,159           693
Flight simulation service charges                                    (i)         100           101
Interest expense                                                     (j)           3             -

INCOME
RECEIVED FROM ASSOCIATES AND JOINTLY CONTROLLED ENTITIES
Interest income                                                      (k)           4             3
Rental income                                                        (l)          34            34

OTHERS
Short term advances from CSAHC                                       (m)           -           166
Refund of medical benefit payments                                   (n)           -            58
CNA/XJA Acquisitions                                                 (o)      15,398             -
                                                                              ======           ===

Notes:

(a) Handling charges represent fees payable to Southern Airlines (Group) Import and Export Trading Company, a wholly owned subsidiary of CSAHC, in connection with the procurement of aircraft and flight equipment on the Group's behalf. Handling charges are calculated based on a fixed percentage of the purchase value and other charges.

(b) Wet lease rentals in 2003 represented rentals payable to Xinjiang Airlines Company, a subsidiary of CSAHC, pursuant to a wet lease agreement in respect of a Boeing 757-200 aircraft effective from October 2002. The wet lease agreement was terminated in April 2003.

84  CHINA SOUTHERN AIRLINES COMPANY LIMITED  2004 ANNUAL REPORT

(Prepared under International Financial Reporting Standards)
(Expressed in Renminbi)

28    RELATED PARTY TRANSACTIONS (cont'd)

Notes: (cont'd)

(c) Sundry aviation supplies represent purchases of aviation supplies from Southern Airlines (Group) Economic Development Company, a subsidiary of CSAHC. Prices charged by this supplier to the Group are similar to those charged to other PRC airlines.

(d) Commission expense represents commissions payable to certain subsidiaries of CSAHC in connection with services provided in exchange for air tickets sold by them. These commissions are calculated based on a fixed rate ranging from 1.5% to 12% on the ticket value.

(e) Air catering expense represents purchases of inflight meals and related services from Shenzhen Air Catering Company Limited, a cooperative joint venture established in the PRC, in respect of which CSAHC is entitled to 33% of its profits after tax.

(f) Housing benefits represent a fixed annual fee payable to CSAHC in respect of the provision of quarters to the eligible employees of the Group (Note
      29).

(g) Charges were paid to CSAHC under certain lease agreements in respect of certain land and buildings in the PRC (Note 10(c)).

(h) Repairing charges represent fees incurred by the Group in connection with aircraft repair and maintenance services rendered by Guangzhou Aircraft Maintenance Engineering Company Limited ("GAMECO") and MTU Maintenance Zhuhai Co., Ltd. ("MTU Zhuhai"). GAMECO and MTU Zhuhai are jointly controlled entities of the Company.

(i) Flight simulation service charges represent fees incurred by the Group in connection with flight simulation services provided by Zhuhai Xiang Yi Aviation Technology Company Limited ("Zhuhai Xiang Yi"), a jointly controlled entity of the Company.

(j) Interest expense represents interest paid to loans from SA Finance. The applicable interest rate in determined in accordance with borrowing rate published by the PRC (Note 21).

(k) Interest income represents interest received from deposits placed with SA Finance. The applicable interest rate is determined in accordance with the deposit rate published by the PRC (Note 20).

(l) Rental income represents rental received under certain operating lease agreements where the Company leases certain flight training facilities and buildings to Zhuhai Xiang Yi (Note 10(f)).

(m) During 2003, CSAHC made short term advances to the Group. These advances were unsecured, interest free and fully repaid in 2004.

(n) Prior to 1 January, 2002, the Group paid a fixed annual fee to CSAHC in return for CSAHC providing medical benefit, transportation subsidies and other welfare facilities to the retirees of the Group. Such arrangement was terminated on 1 January, 2002. During 2003, CSAHC refunded to the Group the difference between the aggregate fixed annual fees received from the Group and the aggregate cost of services incurred by CSAHC under the above agreement.

(o) As disclosed in Note 1 to the financial statements, on 31 December, 2004 the Company acquired the airline operations and certain related assets of CNA and XJA at a total consideration of RMB15,398 million, which was partly satisfied by assumption of debts and liabilities of CNA and XJA totalling RMB13,439 million outstanding as at that date. The remaining consideration payable of RMB1,959 million will be satisfied in cash.

                                                [LOGO]  [CHINESE CHARACTERS]  85
                                                        CHINA SOUTHERN

                                      Notes to the Financial Statements (Cont'd)
                    (Prepared under International Financial Reporting Standards)
                                                         (Expressed in Renminbi)

28    RELATED PARTY TRANSACTIONS (cont'd)

In addition to the above, certain business undertakings of CSAHC also provided hotel and other services to the Group during the year. The total amount involved is not material to the results of the Group for the year.

The directors of the Company are of the opinion that the above transactions with related parties were entered into in the normal course of business and on normal commercial terms or in accordance with the agreements governing such transactions.

29    RETIREMENT AND HOUSING BENEFITS

Employees of the Group participate in several defined contribution retirement schemes organised separately by PRC municipal governments in regions where the major operations of the Group are located. The Group is required to contribute to these schemes at the rates ranging from 14% to 20% (2003: 14% to 19%) of salary costs including certain allowances. A member of the retirement schemes is entitled to pension benefits equal to a fixed proportion of the salary at the retirement date. The retirement benefit obligations of all existing and future retired staff of the Group are assumed by these schemes.

In addition, the Group was selected as one of the pilot enterprises to establish a supplementary defined contribution retirement scheme for the benefit of employees. In this connection, employees of the Group participate in a supplementary defined contribution retirement scheme whereby the Group is required to make defined contributions at a rate of 4.5% of total salaries. The Group has no obligation for the payment of pension benefits beyond the contributions described above. Contributions to the retirement schemes are charged to the income statement as and when incurred.

Furthermore, pursuant to the comprehensive services agreement (the "Services Agreement") dated 22 May, 1997 between the Company and CSAHC, CSAHC agrees to provide adequate quarters to eligible employees of the Group as and when required. In return, the Group agrees to pay a fixed annual fee of RMB85 million to CSAHC for a ten-year period effective 1 January, 1995.

Pursuant to an additional staff housing benefit scheme effective September 2002, the Group agreed to pay lump sum housing allowances to certain employees who have not received quarters from CSAHC or the Group according to the relevant PRC housing reform policy, for subsidising their purchases of housing. Such expenditure has been deferred and amortised on a straight line basis over a period of 10 years, which represents the vesting benefit period of the employees. An employee who quits prior to the end of the vesting benefit period is required to pay back a portion of the lump sum housing benefits determined on a pro-rata basis of the vesting benefit period. The Group has the right to effect a charge on the employee's house and to enforce repayment through selling the house in the event of default in repayment. Any shortfall in repayment would be charged against income statement. As at 31 December, 2004, the Group already made payments totalling RMB191 million (2003: RMB130 million) under the scheme and recorded its remaining contractual liabilities totalling RMB69 million (2003: RMB130 million) as accrued expenses on its balance sheet. Housing allowances are payable when applications are received from eligible employees.

86  CHINA SOUTHERN AIRLINES COMPANY LIMITED  2004 ANNUAL REPORT

(Prepared under International Financial Reporting Standards)
(Expressed in Renminbi)

30    COMMITMENTS

(a)   CAPITAL COMMITMENTS

As at 31 December, 2004, the Group and the Company had capital commitments as follows:

                                                               THE GROUP                  THE COMPANY
                                                           2004         2003          2004           2003
                                                       RMB MILLION   RMB million   RMB MILLION   RMB million
                                                       -----------   -----------   -----------   -----------
Commitments in respect of aircraft and related
   equipment (Note)
   - authorised and contracted for                        11,776       10,615        10,121         7,739
   - authorised but not contracted for                    13,571            -        13,571             -
                                                          ------       ------        ------        ------

                                                          25,347       10,615        23,692         7,739
                                                          ------       ------        ------        ------
Commitments in respect of investments in the
   Guangzhou new airport
   - authorised and contracted for                           110          617           110           617
   - authorised but not contracted for                       714        1,455           714         1,455
                                                          ------       ------        ------        ------

                                                             824        2,072           824         2,072
                                                          ------       ------        ------        ------
Other commitments
   - authorised and contracted for                           132          233           117            30
   - authorised but not contracted for                       568          708           200           229
                                                          ------       ------        ------        ------

                                                             700          941           317           259
                                                          ------       ------        ------        ------

                                                          26,871       13,628        24,833        10,070
                                                          ======       ======        ======        ======

                                                [LOGO]  [CHINESE CHARACTERS]  87
                                                        CHINA SOUTHERN

                                      Notes to the Financial Statements (Cont'd)
                    (Prepared under International Financial Reporting Standards)
                                                         (Expressed in Renminbi)

30    COMMITMENTS (cont'd)

(a)   CAPITAL COMMITMENTS (cont'd)

Note:

As at 31 December, 2004, the Group had on order five Boeing 737-700 aircraft, six Airbus 319-100 aircraft, fifteen Airbus 320-200 aircraft, two Airbus 321-200 aircraft, four Airbus 330-200 aircraft, one Embraer ERJ-145 aircraft and certain flight equipment, scheduled for deliveries in 2005 to 2007. Deposits of RMB4,640 million have been made towards the purchase of these aircraft and related equipment. As at 31 December, 2004, the approximate total future payments, including estimated amounts for price escalation through anticipated delivery dates for these aircraft and related equipment are as follows:

                                                               THE GROUP                  THE COMPANY
                                                           2004         2003          2004           2003
                                                       RMB MILLION   RMB million   RMB MILLION   RMB million
                                                       -----------   -----------   -----------   -----------
Year ended/ending 31 December
2004                                                           -         4,585             -        3,249
2005                                                       8,748         6,030         7,093        4,490
2006                                                       2,996             -         2,996            -
2007                                                          32             -            32            -
                                                          ------        ------        ------        -----

                                                          11,776        10,615        10,121        7,739
                                                          =-====        ======        ======        =====

As at 31 December, 2004, the Group's and the Company's attributable share of the capital commitments of jointly controlled entities was as follows:

                                                          2004          2003
                                                       RMB MILLION   RMB million
                                                       -----------   -----------
Authorised and contracted for                                 -           24
Authorised but not contracted for                           156          284
                                                            ---          ---

                                                            156          308
                                                            ===          ===

88  CHINA SOUTHERN AIRLINES COMPANY LIMITED  2004 ANNUAL REPORT

(Prepared under International Financial Reporting Standards)
(Expressed in Renminbi)

30    COMMITMENTS (cont'd)

(b)   OPERATING LEASE COMMITMENTS

As at 31 December, 2004, commitments under non-cancellable aircraft and flight equipment operating leases were as follows:

                                                               THE GROUP                  THE COMPANY
                                                           2004         2003          2004           2003
                                                       RMB MILLION   RMB million   RMB MILLION   RMB million
                                                       -----------   -----------   -----------   -----------
Payments due Within one year                               1,761        1,483         1,488        1,194
   In the second to fifth year, inclusive                  9,207        4,248         8,602        3,579
   After the fifth year                                    1,782        2,389         1,761        2,278
                                                          ------        -----        ------        -----

                                                          12,750        8,120        11,851        7,051
                                                          ======        =====        ======        =====

(c)   INVESTING COMMITMENTS

At 31 December, 2004, the Group and the Company committed to make capital contributions in respect of:

                                                          2004          2003
                                                       RMB MILLION   RMB million
                                                       -----------   -----------
Subsidiaries                                               181             -
Jointly controlled entities                                 83           446
                                                           ---           ---

                                                           264           446
                                                           ===           ===

31    CONTINGENT LIABILITIES

(a) Pursuant to the Reorganisation of CSAHC effected in 1995 (Note 1), the Company assumed the airline and airline-related businesses together with the relevant assets and liabilities from CSAHC. The Company has been advised by its PRC lawyers that, except for liabilities constituting or arising out of or relating to the businesses assumed by the Company in the Reorganisation, no other liabilities were assumed by the Company, and the Company is not jointly and severally liable for other debts and obligations incurred by CSAHC prior to the Reorganisation. There are not, however, any definitive PRC regulations or other pronouncements confirming such conclusion.

                                                [LOGO]  [CHINESE CHARACTERS]  89
                                                        CHINA SOUTHERN

                                      Notes to the Financial Statements (Cont'd)
                    (Prepared under International Financial Reporting Standards)
                                                         (Expressed in Renminbi)

31    CONTINGENT LIABILITIES (cont'd)

(b) The Group leases from CSAHC certain land in Guangzhou and certain land and buildings in Wuhan, Haikou and Zhengzhou. The Group has a significant investment in buildings and other leasehold improvements located on such land. However, such land in Guangzhou and such land and buildings in Wuhan, Haikou and Zhengzhou lack adequate documentation evidencing CSAHC's rights thereto.

      With respect to the facilities in Guangzhou, CSAHC has received written assurance from the CAAC to the effect that CSAHC is entitled to continued use and occupancy of the land in Guangzhou. The Company understands that the CAAC is basing its conclusion on an agreement among certain government authorities relating to such land. Such assurance does not constitute formal evidence of CSAHC's right to transfer, mortgage or lease such real property interests. The Group cannot predict the magnitude of the effect on its financial condition or results of operations to the extent that their uses of one or more of these parcels of land or the related facilities were successfully challenged. CSAHC has agreed to indemnify the Group against any loss or damage caused by any challenge or interference with the Group's use of any of its land and buildings.

(c) The Company is involved in a civil litigation (Hong Kong High Court Action No. 515 of 2001) ("Litigation") which commenced in 2003. According to the writ of summons for the Litigation, New Link Consultants Limited, the plaintiff claimed unspecified damages against the Group (as one of the defendants to the Litigation) for breach of the agreement on the basis of certain evidence proving that United Aero-Supplies System of China, Limited ("UASSC") entered into an agreement with the defendants for exclusive purchase of aviation equipment consigned to UASSC for sale and, that as the defendants failed to perform the agreement, UASSC should have the right to compensation. Since UASSC is in the course of its winding up proceedings, all the rights and benefits of UASSC in connection with the claim have been transferred to the plaintiff. Based on the opinion given by the Company's legal advisors, the directors of the Company consider that the Company has a valid defence against the claim and that a provision for such claim and/or the associated legal costs is not required.

32    FINANCIAL INSTRUMENTS

Financial assets of the Group include cash and cash equivalents, trade receivables, other receivables and short-term investments. Financial liabilities of the Group include bank and other loans, amounts due to related companies, trade payables, bills payable, other liabilities and taxes payable.

LIQUIDITY RISK

As at 31 December, 2004, the Group's net current liabilities amounted to RMB18,792 million (2003: RMB10,792 million). For the year ended 31 December, 2004, the Group recorded a net cash inflow from operating activities of RMB3,596 million (2003: RMB2,129 million), a net cash outflow from investing activities and financing activities of RMB2,593 million (2003: RMB3,819 million) and an increase in cash and cash equivalents of RMB1,003 million (2003: decrease of RMB1,690 million).

90  CHINA SOUTHERN AIRLINES COMPANY LIMITED  2004 ANNUAL REPORT

(Prepared under International Financial Reporting Standards)
(Expressed in Renminbi)

32    FINANCIAL INSTRUMENTS (cont'd)

LIQUIDITY RISK (cont'd)

In 2005 and thereafter, the liquidity of the Group is primarily dependent on its ability to maintain adequate cash inflow from operations to meet its debt obligations as they fall due, and on its ability to obtain adequate external finance to meet its committed future capital expenditures. The Group has obtained firm commitments from its principal bankers to renew its short-term bank loans outstanding at 31 December, 2004 when they fall due during 2005. In relation to its future capital commitments and other financing requirements, the Group has already entered into loan financing agreements with several PRC banks to provide loan finance up to an approximate amount of RMB24,225 million during 2005 and thereafter. The directors of the Company believe that such financing will be available to the Group.

The directors of the Company have carried out a detailed review of the cash flow forecast of the Group for the twelve months ending 31 December, 2005. Based on such forecast, the directors have determined that adequate liquidity exists to finance the working capital and capital expenditure requirements of the Group during that period. In preparing the cash flow forecast, the directors have considered historical cash requirements of the Group as well as other key factors, including the availability of the above-mentioned loan finance which may impact the operations of the Group during the next twelve-month period. The directors are of the opinion that the assumptions and sensitivities which are included in the cash flow forecast are reasonable. However, as with all assumptions in regard to future events, these are subject to inherent limitations and uncertainties and some or all of these assumptions may not be realised.

BUSINESS RISK

The Group conducts its principal operations in the PRC and accordingly is subject to special considerations and significant risks not typically associated with investments in equity securities of the United States of America and Western European companies. These include risks associated with, among others, the political, economic and legal environment, influence of the CAAC over many aspects of its operations, and competition, in the passenger, cargo and mail airlines services industry.

INTEREST RATE RISK

The interest rates and maturity information of the Group's bank and other loans, and maturity information of the Group's finance lease obligations are disclosed in Notes 21 and 22 respectively.

FOREIGN CURRENCY RISK

The Group has significant exposure to foreign currency as substantially all of the Group's lease obligations and bank loans are denominated in foreign currencies, principally US dollars, and to a lesser extent, Japanese Yen. Depreciation or appreciation of the Renminbi against foreign currencies affects the Group's results significantly because the Group's foreign currency payments generally exceed its foreign currency receipts. The Group is not able to hedge its foreign currency exposure effectively other than by retaining its foreign currency denominated earnings and receipts to the extent permitted by the State Administration of Foreign Exchange, or subject to certain restrictive conditions, entering into forward foreign exchange contracts with authorised PRC banks.

                                                [LOGO]  [CHINESE CHARACTERS]  91
                                                        CHINA SOUTHERN

                                      Notes to the Financial Statements (Cont'd)
                    (Prepared under International Financial Reporting Standards)
                                                         (Expressed in Renminbi)

32    FINANCIAL INSTRUMENTS (cont'd)

CREDIT RISKS

Substantially all of the Group's cash and cash equivalents are deposited with PRC financial institutions.

A significant portion of the Group's air tickets are sold by agents participating in the Billing and Settlement Plan ("BSP"), a clearing scheme between airlines and sales agents organised by International Air Transportation Association. As of 31 December, 2004, the balance due from BSP agents amounted to RMB411 million (2003: RMB446 million).

SELF INSURANCE RISK

The Group maintains a limited amount of property insurance in respect of certain personal and real property.

FAIR VALUE

The carrying amounts and estimated fair values of significant financial assets and liabilities at 31 December, 2003 and 2004 are set out below:

                                            2004                     2003
                                   CARRYING        FAIR      Carrying       Fair
                                    AMOUNT        VALUE       amount        value
                                  RMB MILLION  RMB MILLION  RMB million  RMB million
                                  -----------  -----------  -----------  -----------
THE GROUP
Cash and cash equivalents             3,083        3,083        2,080        2,080
Trade receivables                     1,203        1,203          834          834
Other receivables                       616          616          296          296
Short-term investments                  683          683            -            -
Bank and other loans                 23,453       23,665       11,619       11,907
Amounts due to related companies      2,330        2,330          929          929
Trade payables                        1,554        1,554          928          928
Bills payable                           136          136          438          438
Other liabilities                     2,974        2,974        1,020        1,020
Taxes payable                            39           39           90           90

92  CHINA SOUTHERN AIRLINES COMPANY LIMITED  2004 ANNUAL REPORT

(Prepared under International Financial Reporting Standards)
(Expressed in Renminbi)

32    FINANCIAL INSTRUMENTS (cont'd)

FAIR VALUE (cont'd)

                                            2004                      2003
                                    CARRYING      FAIR       Carrying       Fair
                                     AMOUNT       VALUE       amount        value
                                  RMB MILLION  RMB MILLION  RMB million  RMB million
                                  -----------  -----------  -----------  -----------
THE COMPANY
Cash and cash equivalents             2,302        2,302       1,405        1,405
Trade receivables                     1,035        1,035         683          683
Other receivables                       391          391         222          222
Short-term investments                  502          502           -            -
Bank and other loans                 20,701       20,862       9,629        9,837
Amounts due to related companies      2,278        2,278         871          871
Trade payables                        1,320        1,320         746          746
Bills payable                           136          136         438          438
Other liabilities                     2,467        2,467         854          854
Taxes payable                             -            -          48           48

The following methods and assumptions were used to estimate the fair value for each class of financial instrument:

(i) Cash and cash equivalents, trade receivables, other receivables, short-term investments, amounts due to related companies, trade payables, bills payable, other liabilities and taxes payable

      The carrying values approximate fair value because of the short maturities of these instruments.

(ii)  Bank and other loans

      The fair value has been estimated by applying a discounted cash flow approach using interest rates available to the Group for similar indebtedness.

      The economic characteristics of the Group's leases vary from lease to lease. It is impractical to compare such leases with those prevailing in the market within the constraints of timeliness and cost for the purpose of estimating the fair value of such leases. Other investments represent unquoted available-for-sale equity securities of companies established in the PRC. There is no quoted market price for such equity securities and accordingly a reasonable estimate of the fair value could not be made without incurring excessive costs.

      Fair value estimates are made at a specific point in time and are based on relevant market information about the financial instruments. These estimates are subjective in nature and involve uncertainties and matters of significant judgement and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

                                                [LOGO]  [CHINESE CHARACTERS]  93
                                                        CHINA SOUTHERN

                                      Notes to the Financial Statements (Cont'd)
                    (Prepared under International Financial Reporting Standards)
                                                         (Expressed in Renminbi)

33    SEGMENTAL INFORMATION

The Group operates principally as a single business segment for the provision of air transportation services. The analysis of turnover and operating profit by geographical segment is based on the following criteria:

(i)   Traffic revenue from domestic services within the PRC (excluding Hong
      Kong) is attributed to the domestic operation. Traffic revenue from inbound/outbound services between the PRC and Hong Kong, and the PRC and overseas destinations is attributed to the Hong Kong regional operation and international operation respectively.

(ii) Other revenue from ticket selling, general aviation and ground services, air catering and other miscellaneous services is attributed on the basis of where the services are performed.

Geographic information about the Group's turnover and operating profit/(loss) is as follows:

                                                HONG KONG
                                    DOMESTIC     REGIONAL   *INTERNATIONAL      TOTAL
                                  RMB million  RMB million    RMB million   RMB million
                                  -----------  -----------  --------------  -----------
2004
Traffic revenue                      17,742       1,180          4,422         23,344
Other operating revenue                 630           -              -            630
                                     ------       -----          -----         ------

Turnover                             18,372       1,180          4,422         23,974
                                     ======       =====          =====         ======

Operating profit                        650          67            192            909
                                     ======       =====          =====         ======

2003
Traffic revenue                      13,087         808          3,070         16,965
Other operating revenue                 436           -             69            505
                                     ------       -----          -----         ------

Turnover                             13,523         808          3,139         17,470
                                     ======       =====          =====         ======

Operating profit/(loss)                 440         (29)            45            456
                                     ======       =====          =====         ======

* Mainly routes between the PRC and Asian countries, the United States of America, the Netherlands, Belgium, Australia and France.

The major revenue-earning assets of the Group are its aircraft fleet, most of which are registered in the PRC. Since the Group's aircraft fleet is employed flexibly across its route network, there is no suitable basis of allocating such assets to geographic segments. Substantially all of the Group's non-aircraft identifiable assets are located in the PRC.

94  CHINA SOUTHERN AIRLINES COMPANY LIMITED  2004 ANNUAL REPORT

(Prepared under International Financial Reporting Standards)
(Expressed in Renminbi)

34    RECONCILIATION AND SUPPLEMENTARY STATEMENT OF CASH FLOW INFORMATION

(a) THE RECONCILIATION OF PROFIT/(LOSS) BEFORE TAXATION AND MINORITY INTERESTS TO CASH INFLOWS FROM OPERATIONS IS AS FOLLOWS:

                                                                               2004         2003
                                                                           RMB MILLION   RMB million
                                                                           -----------   -----------
Profit/(loss) before taxation and minority interests                            233         (511)
   Depreciation and amortisation of property, plant and equipment             2,363        1,998
   Other amortisation                                                            50           40
   Amortisation of deferred credits                                              (4)          (2)
   Share of associates' results                                                 (12)         (48)
   Share of jointly controlled entities' results                                  5           39
   Loss on disposal of property, plant and equipment                              1           22
   Interest income                                                              (22)         (13)
   Interest expense                                                             725          824
   Net realised and unrealised gain on equity securities held for trading       (15)           -
   Unrealised exchange loss, net                                                 42          177
   (Increase)/decrease in inventories                                           (29)           2
   Increase in trade receivables                                               (218)        (162)
   (Increase)/decrease in other receivables                                    (166)          77
   Increase in prepaid expenses and other assets                                (31)          (6)
   Increase in deferred expenditure                                              (2)           -
   (Decrease)/increase in amounts due to related companies                     (586)         404
   Increase in trade payables                                                   344          396
   Decrease in bills payable                                                   (374)        (862)
   Increase in sales in advance of carriage                                     408           76
   Increase in accrued expenses                                                 507          203
   Increase in other liabilities                                              1,223          373
   Increase in provision for major overhauls                                    113           48
                                                                              -----        -----

Cash inflows from operations                                                  4,555        3,075
                                                                              =====        =====

                                                [LOGO]  [CHINESE CHARACTERS]  95
                                                        CHINA SOUTHERN

                                      Notes to the Financial Statements (Cont'd)
                    (Prepared under International Financial Reporting Standards)
                                                         (Expressed in Renminbi)

34    RECONCILIATION AND SUPPLEMENTARY STATEMENT OF CASH FLOW INFORMATION

(b)   EFFECT OF THE CNA/XJA ACQUISITIONS

                                                                            2004
                                                                         RMB MILLION
                                                                         -----------
Assets acquired:
   Property, plant and equipment                                            12,856
   Cash and cash equivalents                                                   398
   Trade receivables                                                           314
   Inventories                                                                 729
   Other                                                                     1,101
                                                                            ------

                                                                            15,398
                                                                            ======

Liabilities assumed:
   Bank and other loans                                                      4,587
   Obligations under finance leases                                          6,001
   Trade payables                                                              343
   Accrued expenses                                                          1,475
   Other                                                                     1,033
                                                                            ------

                                                                            13,439
                                                                            ------

Net identifiable assets and liabilities                                      1,959
                                                                            ======

Cash consideration payable and not yet settled                               1,959
                                                                            ======

Net cash inflow from acquisitions - cash and cash equivalents acquired         398
                                                                            ======

35    ULTIMATE HOLDING COMPANY

The directors of the Company consider the ultimate holding company to be CSAHC, a state-owned enterprise established in the PRC.

36    SUBSEQUENT EVENTS

In January 2005, the Company, as a lessee, entered into an agreement with an independent lessor for operating leases of nine Boeing 737-800 aircraft for a term of seven years with total future lease payments totalling approximately RMB1,721 million, scheduled for deliveries in 2005 and 2006.

In January 2005, China Aviation Supplies Import and Export Corporation, as a sole importing agent, entered into, on behalf of several PRC airlines including the Group, a general purchase agreement with the Boeing Company for the import of Boeing B7E7 aircraft. The Company, being one of the ultimate users for thirteen of the Boeing B7E7 aircraft, endorsed the general purchase agreement. The Company is currently in negotiation with the Boeing Company regarding the purchase agreements on such aircraft.

96  CHINA SOUTHERN AIRLINES COMPANY LIMITED  2004 ANNUAL REPORT

(Prepared under International Financial Reporting Standards)
(Expressed in Renminbi)

36    SUBSEQUENT EVENTS (cont'd)

In March 2005, the Company, as a lessee, entered into another agreement with an independent lessor for operating leases of a total of twenty-five aircraft comprising five Boeing 737-700 aircraft, five Boeing 737-800 aircraft, five Airbus 320-200 aircraft and ten Airbus 321-200 aircraft with scheduled deliveries in 2006 and 2007. The term of the lease ranges from ten to twelve years with total future lease payments totalling approximately RMB8.2 million.

In April 2005, the Company entered into a purchase agreement with Airbus SNC for the purchase of five Airbus A380 aircraft, scheduled for deliveries in 2007 to 2010.

37    SUBSIDIARIES

The particulars of the Company's principal subsidiaries at 31 December, 2004 are as follows:

                                                     ATTRIBUTABLE
                                PLACE AND DATE OF  EQUITY INTEREST       ISSUED/
                                  ESTABLISHMENT/   ----------------    REGISTERED
NAME OF COMPANY                     OPERATION      DIRECT  INDIRECT     CAPITAL#     PRINCIPAL ACTIVITIES
                                                      %        %
Guangxi Airlines                PRC                  60        -        170,900,000  Airline
   Company Limited (a)          28 April, 1994

Southern Airlines (Group)       PRC                  60        -        280,000,000  Airline
   Shantou Airlines             20 July, 1993
   Company Limited (a)

Zhuhai Airlines                 PRC                  60        -        250,000,000  Airline
   Company Limited (a)          8 May, 1995

Xiamen Airlines                 PRC                  60        -        700,000,000  Airline
   Company Limited (a)          11 August, 1984

Guizhou Airlines                PRC                  60        -         80,000,000  Airline
   Company Limited (a)          12 November, 1991

Guangzhou Air Cargo             PRC                  70        -        238,000,000  Cargo services
   Company Limited (a)          31 March, 2004

Guangzhou Baiyun International  PRC                  61        -         20,000,000  Logistics operations
   Logistic Company Ltd (a)     23 July, 2002

Guangzhou Nanland Air           PRC                  51        -         55,980,000  Air catering
   Catering Company             21 November, 1989
   Limited (b)

China Northern Airlines         PRC                  75        -     US$  3,800,000  Aircraft repair
   Aircraft Maintenance         8 November, 1997                                       and maintenance
   Co., Ltd (a)                                                                        services

                                                [LOGO]  [CHINESE CHARACTERS]  97
                                                        CHINA SOUTHERN

                                      Notes to the Financial Statements (Cont'd)
                    (Prepared under International Financial Reporting Standards)
                                                         (Expressed in Renminbi)

37    SUBSIDIARIES (cont'd)

                                   PLACE AND DATE OF    ATTRIBUTABLE       ISSUED/
                                    ESTABLISHMENT/    EQUITY INTEREST     REGISTERED
NAME OF COMPANY                        OPERATION      DIRECT  INDIRECT     CAPITAL#      PRINCIPAL ACTIVITIES
                                                         %        %
Xinjiang Aviation Ground          PRC                     60      -         15,000,000  Airport ground
   Service Company Ltd (a)        27 May, 2002                                          services

China Southern West               Australia               65      -      A$    100,000  Pilot training services
   Australian Flying              26 January, 1971
   College Pty Limited

Xinjiang Civil Aviation Property  PRC                   51.8      -        251,332,832  Utility service
   Management Limited (a)         12 December, 2002

Guangzhou Aviation Hotel (a)      PRC                     90      -         63,290,000  Hotel operation
                                  8 January, 1997

South China International         PRC                     90      -          2,100,000  Travel services
   Aviation & Travel              11 May, 1992
   Services Company (a)

CZ Flamingo Limited               Cayman Islands         100      -     US$      1,000  Aircraft leasing
                                  8 December, 1993

CZ Skylark Limited                Cayman Islands         100      -     US$      1,000  Aircraft leasing
                                  17 November, 1993

CZ Kapok Limited                  Cayman Islands         100      -     US$      1,000  Aircraft leasing
                                  26 October, 1993

CSA-I Limited                     Cayman Islands         100      -     US$      1,000  Aircraft leasing
                                  1 September, 1993

CZ93B Limited                     Cayman Islands         100      -     US$      1,000  Aircraft leasing
                                  11 May, 1993

CZ97A Limited                     Cayman Islands         100      -     US$      1,000  Aircraft leasing
                                  2 January, 1997

Zhong Yuan 99A Limited            Cayman Islands         100      -     US$      1,000  Aircraft leasing
                                  15 February, 1999

CXA92A Limited                    Cayman Islands           -     60     US$      1,000  Aircraft leasing
                                  3 August, 1992

98  CHINA SOUTHERN AIRLINES COMPANY LIMITED  2004 ANNUAL REPORT

(Prepared under International Financial Reporting Standards)
(Expressed in Renminbi)

37    SUBSIDIARIES (cont'd)

                                                  ATTRIBUTABLE
                             PLACE AND DATE OF  EQUITY INTEREST      ISSUED/
                               ESTABLISHMENT/   ----------------   REGISTERED
NAME OF COMPANY                  OPERATION      DIRECT  INDIRECT     CAPITAL#    PRINCIPAL ACTIVITIES
                                                   %        %
CXA93A Limited               Cayman Islands        -        60    US$     1,000  Aircraft leasing
                             1 July, 1993

CXA95B Limited               Cayman Islands        -        60    US$     1,000  Aircraft leasing
                             7 July, 1995

CXA95C Limited               Cayman Islands        -        60    US$     1,000  Aircraft leasing
                             16 October, 1995

CXA98A Limited               Cayman Islands        -        60    US$     1,000  Aircraft leasing
                             20 March, 1998

Xiamen Aviation              PRC                   -        60        5,000,000  Property development
   Property Development      22 June, 1993
   Company (a)

Xiamen Aviation              PRC                   -        60        8,560,000  Aviation supplies
   Supplies Limited (a)      30 July, 1997

Xiamen Aviation              PRC                   -        54        5,000,000  Hotel management
   Development               18 February, 1998
   Company Limited (a)

Xiamen Air Holidays          Hong Kong             -        54    HK$ 3,000,000  Travel servicing
   Limited                   28 April, 1994

Xiamen Macau                 Macau                 -      27.5    MOP 1,000,000  Travel servicing
   Holidays Limited          11 May, 1995

Shantou Hua Kang Air         PRC                   -        42       10,000,000  Air catering
   Catering Company Ltd (a)  22 June, 1994

#     Expressed in RMB, unless otherwise stated

(a)   These subsidiaries are PRC limited companies.

(b)   These subsidiaries are Sino-foreign equity joint venture companies.

                                                [LOGO]  [CHINESE CHARACTERS]  99
                                                        CHINA SOUTHERN

                                      Notes to the Financial Statements (Cont'd)
                    (Prepared under International Financial Reporting Standards)
                                                         (Expressed in Renminbi)

38    ASSOCIATES AND JOINTLY CONTROLLED ENTITIES

The particulars of the Group's principal associates and jointly controlled entities as at 31 December, 2004 are as follows:

                                           ATTRIBUTABLE
                        PLACE AND DATE OF  EQUITY INTEREST       ISSUED/
                         ESTABLISHMENT/    ----------------    REGISTERED
NAME OF COMPANY             OPERATION      DIRECT  INDIRECT     CAPITAL#     PRINCIPAL ACTIVITIES
                                              %        %
Guangzhou Aircraft      PRC
   Maintenance          28 October, 1989     50          -   US$ 27,500,000  Provision of aircraft
   Engineering                                                               repair and
   Company Limited*                                                          maintenance
                                                                             services

Southern Airlines       PRC                  32      15.42      424,330,000  Provision of financial
   Group Finance        28 June, 1995                                        services
   Company Limited

Hainan Phoenix          PRC                  45          -   US$ 16,360,000  Provision of ticket
   Information          12 March, 1994                                       reservation system
   System Limited                                                            services

Hong Kong Business      Hong Kong            20          -   HK$  1,000,000  Provision of private
   Aviation Centre      7 January, 1998                                      flight logistic
   Company Limited                                                           services

Sichuan Airlines        PRC                  39          -      350,000,000  Airline
   Corporation Limited  28 August, 2002

MTU Maintenance         PRC                  50          -   US$ 63,100,000  Provision of engine
   Zhuhai Co. Ltd.*     6 April, 2001                                        repair and
                                                                             maintenance
                                                                             services

China Postal Airlines   PRC                  49          -      306,000,000  Airline
   Limited*             25 November, 1996

Zhuhai Xiang Yi         PRC                  51          -   US$ 29,800,000  Provision of flight
   Aviation Technology  10 July, 2002                                        simulation training
   Company Limited*                                                          services

CSN-ETC e-commerce      PRC                  51          -        5,880,000  Provision of internet
   Limited*             7 October, 2002                                      services

Beijing Ground Service  PRC                  50          -       18,000,000  Airport ground service
   Company Limited*     1 April, 2004                                        support

Southern Airlines       PRC                  45          -        5,000,000  Aviation advertising
   Advertising Company  3 March, 1994
   Limited

#     Expressed in RMB, unless otherwise stated

*     These are jointly controlled entities

100  CHINA SOUTHERN AIRLINES COMPANY LIMITED  2004 ANNUAL REPORT

Report of the PRC Auditors

[KPMG HUAZHEN LOGO]

                                                         KPMG-A(2005)AR No. 0283

TO THE SHAREHOLDERS OF CHINA SOUTHERN AIRLINES COMPANY LIMITED:

We have audited the accompanying Company's consolidated balance sheet and balance sheet at 31 December, 2004, and the consolidated income statement and profit appropriation statement, income statement and profit appropriation statement, consolidated cash flow statement and cash flow statement for the year then ended. The preparation of these financial statements is the responsibility of the Company's management. Our responsibility is to express an audit opinion on these financial statements based on our audit.

We conducted our audit in accordance with China's Independent Auditing Standards of the Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance as to whether the financial statements are free from material misstatement. An audit includes examination, on a test basis, of evidence supporting the amounts and disclosures in the financial statements, an assessment of the accounting policies used and significant estimates made by the Company's management in the preparation of the financial statements, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the above-mentioned financial statements comply with the requirements of the Accounting Standards for Business Enterprises and the Accounting Regulations for Business Enterprises issued by the Ministry of Finance of the People's Republic of China and present fairly, in all material respects, the Company's consolidated financial position and financial position at 31 December, 2004, and the consolidated results of operations, results of operations, and consolidated cash flows and cash flows for the year then ended.

KPMG HUAZHEN                                 Certified Public Accountants
                                             Registered in the People's Republic
                                             of China
8/F, Office Tower E2
Oriental Plaza                               CHEN YU HONG
No.1, East Chang An Avenue                   LEI IUN MEI
Beijing, The People's Republic of China
Post Code: 100738                            25 April, 2005

                                               [LOGO]  [CHINESE CHARACTERS]  101
                                                       CHINA SOUTHERN

                                                      Consolidated Balance Sheet
                                                         As at 31 December, 2004
                           (Prepared under PRC Accounting Rules and Regulations)

                                            2004         2003
                                   Note  RMB MILLION  RMB million
                                   ----  -----------  -----------
ASSETS
CURRENT ASSETS:
   Cash at bank and on hand          5       3,274        2,321
   Short-term investments            6         669            -
   Trade receivables                 7       1,592          892
   Other receivables                 8         731          317
   Advance payments                  9         147           85
   Inventories                      10       1,398          632
   Prepaid expenses                 11         346          203
                                            ------       ------

TOTAL CURRENT ASSETS                         8,157        4,450
                                            ------       ------

LONG-TERM EQUITY INVESTMENTS        12         741          622
                                            ------       ------

FIXED ASSETS:
   Fixed assets, at cost                    61,326       40,898
   Less: Accumulated depreciation           13,706       11,503
                                            ------       ------

   Net book value of fixed assets   13      47,620       29,395
   Construction materials           14           -            2
   Construction in progress         15         626        1,937
                                            ------       ------

TOTAL FIXED ASSETS                          48,246       31,334
                                            ------       ------

OTHER ASSETS:
   Lease and equipment deposits     16       5,397        2,933
   Long-term deferred expenditure   17         131           26
   Intangible assets                18         467            -
   Long-term receivables            19          16            6
                                            ------       ------

TOTAL OTHER ASSETS                           6,011        2,965
                                            ------       ------

TOTAL ASSETS                                63,155       39,371
                                            ======       ======

The notes on pages 119 to 182 form part of these financial statements.

102  CHINA SOUTHERN AIRLINES COMPANY LIMITED  2004 ANNUAL REPORT

As at 31 December, 2004
(Prepared under PRC Accounting Rules and Regulations)

                                                           2004          2003
                                                 Note   RMB MILLION   RMB million
                                                 ----   -----------   -----------
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
  Short-term loans                                20       10,173        6,429
  Bills payable                                   21          137          448
  Trade payables                                  22        2,600        1,667
  Receipts in advance                                           5            -
  Sales in advance of carriage                    23          874          466
  Wages payable                                               179           74
  Staff welfare payable                                        79          131
  Taxes payable                                    3          324          102
  CAAC infrastructure development fund payable    24          162          354
  Other creditors                                 25          333            6
  Other payables                                  26        4,328          892
  Accrued expenses                                27        3,729        2,387
  Long-term liabilities due within one year       28        3,691        1,986
                                                           ------       ------

TOTAL CURRENT LIABILITIES                                  26,614       14,942

LONG-TERM LIABILITIES:
  Long-term loans                                 29       12,324        4,780
  Obligations under finance leases                30        9,538        5,543
  Provision for major overhauls                   31          284          189
  Deferred credits                                32          240          217
                                                           ------       ------

TOTAL LONG-TERM LIABILITIES                                22,386       10,729

DEFERRED TAXATION:
  Deferred tax liabilities                        33          282          392
                                                           ------       ------

TOTAL LIABILITIES                                          49,282       26,063

MINORITY INTERESTS                                          2,220        1,758


The notes on pages 119 to 182 form part of these financial statements.

                                               [LOGO]  [CHINESE CHARACTERS]  103
                                                        CHINA SOUTHERN

                                             Consolidated Balance Sheet (Cont'd)
                                                         As at 31 December, 2004
                           (Prepared under PRC Accounting Rules and Regulations)

                                                       2004          2003
                                             Note   RMB MILLION   RMB million
                                             ----   -----------   -----------
SHAREHOLDERS' EQUITY:
  Share capital                               34       4,374         4,374
  Capital reserve                             35       5,801         5,801
  Surplus reserves                            36         672           611
  Including: Statutory public welfare fund               193           173
  Retained profits                                       806           764
                                                      ------        ------

TOTAL SHAREHOLDERS' EQUITY                            11,653        11,550
                                                      ------        ------

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY            63,155        39,371
                                                      ======        ======

Approved by the Board of Directors on 25 April, 2005.

LIU SHAO YONG        SI XIAN MIN           XU JIE BO            XIAO LI XIN
  Chairman    Director and President      Director and       General Manager of
                                     Chief Financial Officer Finance Department

The notes on pages 119 to 182 form part of these financial statements.

104  CHINA SOUTHERN AIRLINES COMPANY LIMITED  2004 ANNUAL REPORT

Balance Sheet
As at 31 December, 2004
(Prepared under PRC Accounting Rules and Regulations)

                                             2004          2003
                                   Note   RMB MILLION   RMB million
                                   ----   -----------   -----------
ASSETS
CURRENT ASSETS:
  Cash at bank and on hand           5        2,302        1,405
  Short-term investments             6          487            -
  Trade receivables                  7        1,297          683
  Other receivables                  8        1,395          754
  Advance payments                   9          118           68
  Inventories                       10          999          211
  Prepaid expenses                  11          199          114
                                             ------       ------

TOTAL CURRENT ASSETS                          6,797        3,235

LONG-TERM EQUITY INVESTMENTS        12        4,227        3,658

FIXED ASSETS:
  Fixed assets, at cost                      49,899       31,795
  Less: Accumulated depreciation             10,775        8,972
                                             ------       ------

  Net book value of fixed assets    13       39,124       22,823
  Construction materials            14            -            2
  Construction in progress          15          219        1,543
                                             ------       ------

TOTAL FIXED ASSETS                           39,343       24,368

OTHER ASSETS:
  Lease and equipment deposits      16        4,674        2,229
  Long-term deferred expenditure    17          109           17
  Intangible assets                 18          296            -
                                             ------       ------

TOTAL OTHER ASSETS                            5,079        2,246

DEFERRED TAXATION:
  Deferred tax assets               33           55            -
                                             ------       ------
TOTAL ASSETS                                 55,501       33,507
                                             ======       ======

The notes on pages 119 to 182 form part of these financial statements.

                                               [LOGO]  [CHINESE CHARACTERS]  105
                                                        CHINA SOUTHERN

                                                          Balance Sheet (Cont'd)
                                                         As at 31 December, 2004
                           (Prepared under PRC Accounting Rules and Regulations)

                                                           2004           2003
                                                 Note   RMB MILLION   RMB million
                                                 ----   -----------   -----------
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
  Short-term loans                                20       9,220          5,578
  Bills payable                                   21         136            438
  Trade payables                                  22       2,331          1,448
  Receipts in advance                                          5              -
  Sales in advance of carriage                    23         806            406
  Wages payable                                              152             30
  Staff welfare payable                                        8              -
  Taxes payable                                    3         141             11
  CAAC infrastructure development fund payable    24         108            293
  Other creditors                                 25         271              1
  Other payables                                  26       3,752            766
  Accrued expenses                                27       3,191          1,683
  Long-term liabilities due within one year       28       3,223          1,679
                                                          ------         ------

TOTAL CURRENT LIABILITIES                                 23,344         12,333

LONG-TERM LIABILITIES:
  Long-term loans                                 29      10,540          3,670
  Obligations under finance leases                30       9,538          5,543
  Provision for major overhauls                   31         186            131
  Deferred credits                                32         240            217
                                                          ------         ------

TOTAL LONG-TERM LIABILITIES                               20,504          9,561

DEFERRED TAXATION:
  Deferred tax liabilities                        33           -             63
                                                          ------         ------

TOTAL LIABILITIES                                         43,848         21,957

The notes on pages 119 to 182 form part of these financial statements.

106  CHINA SOUTHERN AIRLINES COMPANY LIMITED  2004 ANNUAL REPORT

As at 31 December, 2004
(Prepared under PRC Accounting Rules and Regulations)

                                                      2004      2003
                                             Note   RMB'000   RMB'000
                                             ----   -------   -------
SHAREHOLDERS' EQUITY:
  Share capital                               34      4,374     4,374
  Capital reserve                             35      5,801     5,801
  Surplus reserves                            36        603       588
  Including: Statutory public welfare fund              177       172
  Retained profits                                      875       787
                                                     ------    ------

TOTAL SHAREHOLDERS' EQUITY                           11,653    11,550
                                                     ------    ------

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY           55,501    33,507
                                                     ======    ======

Approved by the Board of Directors on 25 April, 2005.

LIU SHAO YONG      SI XIAN MIN              XU JIE BO            XIAO LI XIN
   Chairman   Director and President      Director and         General Manager
                                     Chief Financial Officer Finance Department

The notes on pages 119 to 182 form part of these financial statements.

                                               [LOGO]  [CHINESE CHARACTERS]  107
                                                          CHINA SOUTHERN

                Consolidated Income Statement and Profit Appropriation Statement
                                            For the year ended 31 December, 2004
                           (Prepared under PRC Accounting Rules and Regulations)

                                                                      2004           2003
                                                          Note     RMB MILLION    RMB million
                                                          ----     -----------    -----------
REVENUE FROM PRINCIPAL OPERATIONS                           38          24,194         17,351

Less:  Transfer to CAAC infrastructure development fund      4               -            251
                                                                        ------         ------

NET REVENUE FROM PRINCIPAL OPERATIONS                                   24,194         17,100

Less:  Cost of principal operations                                     19,296         14,222
       Business taxes and surcharges                        39             692            191
                                                                        ------         ------

PROFIT FROM PRINCIPAL OPERATIONS                                         4,206          2,687

Add:   Profit from other operations                         40             135            326
Less:  Selling expenses                                                  2,058          1,519
       Administrative expenses                                           1,226            893
       Financial expenses                                   41             727            996
                                                                        ------         ------

OPERATING PROFIT/(LOSS)                                                    330           (395)

Add:   Investment income                                    42              63             62
       Non-operating income                                 43             126             43
Less:  Non-operating expenses                               44             127             71
                                                                        ------         ------

PROFIT/(LOSS) BEFORE INCOME TAX                                            392           (361)

Less:  Income tax                                           45              87           (605)
       Minority interests                                                  202            229
                                                                        ------         ------

NET PROFIT FOR THE YEAR                                                    103             15
                                                                        ======         ======

The notes on pages 119 to 182 form part of these financial statements.

108  CHINA SOUTHERN AIRLINES COMPANY LIMITED  2004 ANNUAL REPORT

For the year ended 31 December, 2004
(Prepared under PRC Accounting Rules and Regulations)

                                                                      2004           2003
                                                          Note     RMB MILLION    RMB million
                                                          ----     -----------    -----------
NET PROFIT FOR THE YEAR                                                    103             15

Add:   Retained profits at the beginning of the year                       764            774
                                                                           ---            ---

PROFITS AVAILABLE FOR DISTRIBUTION                                         867            789

Less:  Transfer to statutory surplus reserve                36              41             24
       Transfer to statutory public welfare fund            36              20              1
                                                                           ---            ---

PROFITS AVAILABLE FOR DISTRIBUTION TO SHAREHOLDERS                         806            764

Less:  Transfer to discretionary surplus reserve            36               -              -
       Dividends distributed to shareholders                                 -              -
                                                                           ---            ---

RETAINED PROFITS AT THE END OF THE YEAR                                    806            764
                                                                           ===            ===

The notes on pages 119 to 182 form part of these financial statements.

                                               [LOGO]  [CHINESE CHARACTERS]  109
                                                          CHINA SOUTHERN

                             Income Statement and Profit Appropriation Statement
                                            For the year ended 31 December, 2004
                           (Prepared under PRC Accounting Rules and Regulations)

                                                                      2004           2003
                                                          Note     RMB MILLION    RMB million
                                                          ----     -----------    -----------
REVENUE FROM PRINCIPAL OPERATIONS                           38          16,735         11,918

Less:  Transfer to CAAC infrastructure development fund      4               -            168
                                                                        ------         ------

NET REVENUE FROM PRINCIPAL OPERATIONS                                   16,735         11,750

Less:  Cost of principal operations                                     13,818         10,243
       Business taxes and surcharges                        39             456            132
                                                                        ------         ------

PROFIT FROM PRINCIPAL OPERATIONS                                         2,461          1,375

Add:   Profit from other operations                         40             188            253
Less:  Selling expenses                                                  1,483          1,111
       Administrative expenses                                             774            547
       Financial expenses                                   41             585            888
                                                                        ------         ------

OPERATING LOSS                                                            (193)          (918)

Add:   Investment income                                    42             224            267
       Non-operating income                                 43             106             18
Less:  Non-operating expenses                               44              58             24
                                                                        ------         ------

PROFIT/(LOSS) BEFORE TAXATION                                               79           (657)

Less:  Income tax                                           45             (24)          (672)
                                                                        ------         ------

NET PROFIT FOR THE YEAR                                                    103             15
                                                                        ======         ======

The notes on pages 119 to 182 form part of these financial statements.

110  CHINA SOUTHERN AIRLINES COMPANY LIMITED  2004 ANNUAL REPORT

For the year ended 31 December, 2004
(Prepared under PRC Accounting Rules and Regulations)

                                                                      2004           2003
                                                          Note     RMB MILLION    RMB million
                                                          ----     -----------    -----------
NET PROFIT FOR THE YEAR                                                    103             15

Add:   Retained profits at the beginning of the year                       787            774
                                                                           ---            ---

PROFITS AVAILABLE FOR DISTRIBUTION                                         890            789

Less:  Transfer to statutory surplus reserve                36              10              1
       Transfer to statutory public welfare fund            36               5              1
                                                                           ---            ---

PROFITS AVAILABLE FOR DISTRIBUTION TO SHAREHOLDERS                         875            787

Less:  Transfer to discretionary surplus reserve            36               -              -
       Dividends distributed to shareholders                                 -              -
                                                                           ---            ---

RETAINED PROFITS AT THE END OF THE YEAR                                    875            787
                                                                           ===            ===

The notes on pages 119 to 182 form part of these financial statements.

                                               [LOGO]  [CHINESE CHARACTERS]  111
                                                          CHINA SOUTHERN

                                                Consolidated Cash Flow Statement
                                                For year ended 31 December, 2004
                           (Prepared under PRC Accounting Rules and Regulations)

                                                                            2004           2003
                                                                Note     RMB MILLION    RMB million
                                                                ----     -----------    -----------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Cash received from sale of goods and rendering of services                  24,134         17,542
  Cash received relating to other operating activities                           116            182
                                                                              ------         ------

  SUB-TOTAL OF CASH INFLOWS                                                   24,250         17,724

  Cash paid for goods and services                                            16,125         12,272
  Cash paid to and on behalf of employees                                      2,272          1,634
  Cash paid for various types of taxes                                           955            463
  Cash paid relating to other operating activities                               588            513
                                                                              ------         ------

  SUB-TOTAL OF CASH OUTFLOWS                                                  19,940         14,882

NET CASH INFLOW FROM OPERATING ACTIVITIES                         (i)          4,310          2,842

CASH FLOWS FROM INVESTING ACTIVITIES:
  Cash received from return on investments                                        26             17
  Net cash received from disposal of fixed assets
    and other long-term assets                                                    88             65
  Refund of deposits for fixed assets purchases                                1,253          1,066
  Cash received from CNA/XJA Acquisitions                       (iii)            398              -
  Other cash received relating to investing activities                            22             13
                                                                              ------         ------

  SUB-TOTAL OF CASH INFLOWS                                                    1,787          1,161

  Cash paid for acquisition of fixed assets and
    other long-term assets                                                    10,234          6,698
  Cash paid for acquisition of investments                                       682              4
                                                                              ------         ------

  SUB-TOTAL OF CASH OUTFLOWS                                                  10,916          6,702
                                                                              ------         ------

NET CASH OUTFLOW FROM INVESTING ACTIVITIES                                    (9,129)        (5,541)

The notes on pages 119 to 182 form part of these financial statements.

112  CHINA SOUTHERN AIRLINES COMPANY LIMITED  2004 ANNUAL REPORT

For year ended 31 December, 2004
(Prepared under PRC Accounting Rules and Regulations)

                                                                          2004       2003
                                                                Note     RMB'000    RMB'000
                                                                ----     -------    --------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Cash received from investors                                               172           4
  Cash received from borrowings                                           14,840       9,116
  Cash received from the issuance of A shares                                  -       2,641
                                                                          ------      ------

  SUB-TOTAL OF CASH INFLOWS                                               15,012      11,761

  Cash paid for repayment of borrowings                                    8,489       9,947
  Cash paid for dividends or interest                                        751         939
                                                                          ------      ------

  SUB-TOTAL OF CASH OUTFLOWS                                               9,240      10,886
                                                                          ------      ------

NET CASH OUTFLOW FROM FINANCING ACTIVITIES                                 5,772         875
                                                                          ------      ------

NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS             (ii)        953      (1,824)
                                                                          ======      ======

The notes on pages 119 to 182 form part of these financial statements.

                                               [LOGO]  [CHINESE CHARACTERS]  113
                                                        CHINA SOUTHERN

                                       Consolidated Cash Flow Statement (Cont'd)
                                                For year ended 31 December, 2004
                           (Prepared under PRC Accounting Rules and Regulations)

                                                                                      2004         2003
NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT                                     RMB MILLION   RMB million
---------------------------------------------                                     -----------   -----------
(i)    RECONCILIATION OF NET PROFIT TO CASH FLOWS FROM
         OPERATING ACTIVITIES:
       Net profit                                                                       103           15
       Add:  Depreciation of fixed assets and amortisation of intangible assets       2,503        2,094
             Amortisation of long-term deferred expenditure                              15           14
             Amortisation of deferred credits                                           (34)         (32)
             (Gain)/loss on sale of fixed assets                                         (6)          19
             Financial expenses                                                         697          975
             Minority interests                                                         202          229
             Investment income                                                          (63)         (62)
             Increase in operating receivables                                         (635)        (105)
             (Increase)/decrease in inventories                                         (37)          21
             Increase in prepaid expenses                                               (78)         (38)
             Increase in operating payables                                             859          140
             Increase in sales in advance of carriage                                   408           75
             (Decrease)/increase in accrued expenses                                    (72)         118
             Increase/(decrease) in taxes payable                                       166          (20)
             Increase in other creditors                                                323            3
             Decrease in deferred taxation                                             (110)        (652)
             Increase in provision for major overhauls                                   69           48
                                                                                      -----       ------

       NET CASH INFLOW FROM OPERATING ACTIVITIES                                      4,310        2,842
                                                                                      =====       ======

(ii)   NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS:
       Cash and cash equivalents at the end of the year                               3,274        2,321
       Less: Cash and cash equivalents at the beginning of the year                   2,321        4,145
                                                                                      -----       ------

       NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS                             953       (1,824)
                                                                                      =====       ======

The notes on pages 119 to 182 form part of these financial statements.

114  CHINA SOUTHERN AIRLINES COMPANY LIMITED  2004 ANNUAL REPORT

For year ended 31 December, 2004
(Prepared under PRC Accounting Rules and Regulations)

                                                               2004
NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT (cont'd)      RMB MILLION
------------------------------------------------------      -----------
(iii)  CASH RECEIVED FROM CNA/XJA ACQUISITIONS:
       Assets acquired:
         Fixed assets                                         12,856
         Cash at bank and on hand                                398
         Trade receivables                                       314
         Inventories                                             729
         Other                                                 1,101
                                                              ------

                                                              15,398
                                                              ------

       Liabilities assumed:
         Short-term and long-term loans                        4,587
         Obligations under finance leases                      6,001
         Trade payables                                          343
         Accrued expenses                                      1,475
         Other                                                 1,033
                                                              ------

                                                              13,439
                                                              ------

       NET ASSETS AND LIABILITIES                              1,959
                                                              ======

       CASH CONSIDERATION PAYABLE AND NOT YET SETTLED          1,959
                                                              ======

       NET CASH INFLOW FROM ACQUISITIONS
         - CASH AND CASH EQUIVALENTS ACQUIRED                    398
                                                              ======

The notes on pages 119 to 182 form part of these financial statements.

                                               [LOGO]  [CHINESE CHARACTERS]  115
                                                        CHINA SOUTHERN

                                                             Cash Flow Statement
                                                For year ended 31 December, 2004
                           (Prepared under PRC Accounting Rules and Regulations)

                                                                                 2004          2003
                                                                    Note      RMB MILLION   RMB million
                                                                    ----      -----------   -----------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Cash received from sale of goods and rendering of services                     16,911        11,991
  Cash received relating to other operating activities                              105            88
                                                                                 ------        ------

  SUB-TOTAL OF CASH INFLOWS                                                      17,016        12,079

  Cash paid for goods and services                                               11,595         9,318
  Cash paid to and on behalf of employees                                         1,753         1,255
  Cash paid for various types of taxes                                              533           193
  Cash paid relating to other operating activities                                  427           230
                                                                                 ------        ------

  SUB-TOTAL OF CASH OUTFLOWS                                                     14,308        10,996

NET CASH INFLOW FROM OPERATING ACTIVITIES                           (i)           2,708         1,083
                                                                                 ------        ------
CASH FLOWS FROM INVESTING ACTIVITIES:

  Cash received from return on investments                                           46             3
  Net cash received from disposal of fixed assets
    and other long-term assets                                                       81             7
  Refund of deposits for fixed assets purchases                                     891         1,066
  Cash received from CNA/XJA Acquisitions                           (iii)           370             -
  Cash received relating to other investing activities                               17             7
                                                                                 ------        ------

  SUB-TOTAL OF CASH INFLOWS                                                       1,405         1,083

  Cash paid for acquisition of fixed assets and
    other long-term assets                                                        7,312         5,512
  Cash paid for acquisition of investments                                          734            12
                                                                                 ------        ------

  SUB-TOTAL OF CASH OUTFLOWS                                                      8,046         5,524
                                                                                 ------        ------

NET CASH OUTFLOW FROM INVESTING ACTIVITIES                                       (6,641)       (4,441)

The notes on pages 119 to 182 form part of these financial statements.

116  CHINA SOUTHERN AIRLINES COMPANY LIMITED  2004 ANNUAL REPORT

For year ended 31 December, 2004
(Prepared under PRC Accounting Rules and Regulations)

                                                                       2004        2003
                                                            Note   RMB MILLION  RMB million
                                                            ----   -----------  -----------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Cash received from borrowings                                       12,644       8,083
  Cash received from the issuance of A shares                              -       2,641
                                                                      ------      ------

  SUB-TOTAL OF CASH INFLOWS                                           12,644      10,724

  Cash paid for repayment of borrowings                                7,230       8,116
  Cash paid for dividends or interest                                    584         805
                                                                      ------      ------

  SUB-TOTAL OF CASH OUTFLOWS                                           7,814       8,921
                                                                      ------      ------

NET CASH INFLOW FROM FINANCING ACTIVITIES                              4,830       1,803
                                                                      ------      ------

NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS        (ii)         897      (1,555)
                                                                      ======      ======

The notes on pages 119 to 182 form part of these financial statements.

                                               [LOGO]  [CHINESE CHARACTERS]  117
                                                        CHINA SOUTHERN

                                                    Cash Flow Statement (Cont'd)
                                                For year ended 31 December, 2004
                           (Prepared under PRC Accounting Rules and Regulations)

                                                                                      2004         2003
NOTES TO THE CASH FLOW STATEMENT                                                     RMB'000      RMB'000
--------------------------------                                                     -------      -------
(i)    RECONCILIATION OF NET PROFIT TO CASH FLOWS FROM
         OPERATING ACTIVITIES:
       Net profit                                                                       103           15
       Add:  Depreciation of fixed assets and amortisation of intangible assets       1,885        1,574
             Amortisation of long-term deferred expenditure                              12            7
             Amortisation of deferred credits                                           (34)         (32)
             Loss/(gain) on sale of fixed assets                                         17           (3)
             Financial expenses                                                         560          871
             Investment income                                                         (224)        (266)
             Increase in operating receivables                                         (769)        (664)
             Increase in inventories                                                    (61)         (23)
             Increase in prepaid expenses                                               (17)           -
             Increase in operating payables                                             481           94
             Increase in sales in advance of carriage                                   400           65
             Increase in accrued expenses                                               102           79
             Increase/(decrease) in taxes payable                                        76          (29)
             Increase/(decrease) in other creditors                                     266           (1)
             Decrease in deferred taxation                                             (118)        (672)
             Increase in provision for major overhauls                                   29           68
                                                                                      -----       ------

       NET CASH INFLOW FROM OPERATING ACTIVITIES                                      2,708        1,083
                                                                                      =====       ======

(ii)   NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS:
       Cash and cash equivalents at the end of the year                               2,302        1,405
       Less: Cash and cash equivalents at the beginning of the year                   1,405        2,960
                                                                                      -----       ------

       NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS                             897       (1,555)
                                                                                      =====       ======

The notes on pages 119 to 182 form part of these financial statements.

118  CHINA SOUTHERN AIRLINES COMPANY LIMITED  2004 ANNUAL REPORT

For year ended 31 December, 2004
(Prepared under PRC Accounting Rules and Regulations)

                                                               2004
NOTES TO THE CASH FLOW STATEMENT (cont'd)                     RMB'000
-----------------------------------------                     -------
(iii)  CASH RECEIVED FROM CNA/XJA ACQUISITIONS:
       Assets acquired:
         Fixed assets                                         12,606
         Cash at bank and on hand                                370
         Trade receivables                                       305
         Inventories                                             727
         Other                                                 1,336
                                                              ------

                                                              15,344
                                                              ------

       Liabilities assumed:
         Short-term and long-term loans                        4,587
         Obligations under finance leases                      6,001
         Trade payables                                          343
         Accrued expenses                                      1,464
         Other                                                   990
                                                              ------

                                                              13,385
                                                              ------

       NET ASSETS AND LIABILITIES                              1,959
                                                              ======

       CASH CONSIDERATION PAYABLE AND NOT YET SETTLED          1,959
                                                              ======

       NET CASH INFLOW FROM ACQUISITIONS
         - CASH AND CASH EQUIVALENTS ACQUIRED                    370
                                                              ======

The notes on pages 119 to 182 form part of these financial statements.

                                               [LOGO]  [CHINESE CHARACTERS]  119
                                                          CHINA SOUTHERN

                                               Notes to the Financial Statements
                           (Prepared under PRC Accounting Rules and Regulations)

1     BACKGROUND OF THE COMPANY

China Southern Airlines Company Limited (the "Company") and its subsidiary companies (collectively the "Group") are principally engaged in the provision of domestic, Hong Kong regional and international passenger, cargo and mail airline services, with flights operating primarily from the new Guangzhou Baiyun International Airport, which is both the main hub of the Group's route network and the location of its corporate headquarters.

The Company is a joint stock limited company established by China Southern Air Holding Company ("CSAHC") pursuant to an approval document Ti Gai Sheng [1994] No. 139 from the State Commission for Economic Restructuring of the Peoples' Republic of China ("PRC"). CSAHC injected airline-related assets and liabilities as at 1 January, 1994 into the Company in exchange for 2,200,000,000 domestic shares with a par value of RMB1.00 each. The Company was established on 25 March, 1995, and took over the control of the airline business from CSAHC since that date.

Pursuant to an approval document Zheng Wei Fa [1997] No. 33 from the China Securities Regulatory Commission, the Company listed its 1,174,178,000 H Shares on both the Stock Exchange of Hong Kong Limited and the New York Stock Exchange in July 1997.

Pursuant to an extraordinary general meeting of shareholders held on 21 May, 2002, a resolution was passed authorising the Company to issue not more than 1,000,000,000 A shares of par value of RMB1.00 each. Pursuant to an approval document (2003) No. 70 from the China Securities Regulatory Commission, the Company issued and listed its 1,000,000,000 A shares with a par value of RMB1.00 each on the Shanghai Stock Exchange in July 2003.

On 13 March, 2003, the Company obtained an approval certificate Wai Jing Mao Zi Yi [2003] No. 273 from the Ministry of Foreign Trade & Economic Cooperation to change to a permanent joint stock limited company with foreign investments and obtained the business licence dated 17 October, 2003 (Qi Gu Guo Fu Zi No. 000995) issued by the State Administration of Industry and Commerce of the PRC.

Pursuant to a sale and purchase agreement dated 12 November, 2004 between the Company, CSAHC, China Northern Airlines Company ("CNA") and Xinjiang Airlines Company ("XJA") which was approved by the Company's shareholders in an extraordinary general meeting held on 31 December, 2004, the Company acquired the airline operations and certain related assets of CNA and XJA with effect from 31 December, 2004 (the "CNA/XJA Acquisitions"). The consideration payable for the CNA/XJA Acquisitions amounting to RMB15,398 million was determined based on the fair value of the acquired assets. Such consideration was partly satisfied by assumption of debts and liabilities of CNA and XJA totalling RMB13,439 million outstanding as at 31 December, 2004 and the remaining balance of RMB1,959 million will be satisfied in cash.

120  CHINA SOUTHERN AIRLINES COMPANY LIMITED  2004 ANNUAL REPORT

(Prepared under PRC Accounting Rules and Regulations)

2     SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies adopted by the Group in the preparation of the financial statements conform to the Accounting Standards for Business Enterprises and the "Accounting Regulations for Business Enterprises" and other relevant regulations issued by the Ministry of Finance ("MOF"). Pursuant to a notice Cai Kuai (2003) No.18 from the MOF, the Group adopts the "Accounting Method for Civil Aviation Enterprises" since 1 January, 2003. The significant accounting policies adopted in the preparation of these financial statements are set out below:

(a)   ACCOUNTING YEAR

The accounting year of the Group is from 1 January to 31 December.

(b)   BASIS OF CONSOLIDATION

The consolidated financial statements have been prepared in accordance with "Accounting Regulations for Business Enterprises" and Cai Kuai Zi [1995] No.11 "Provisional regulations on consolidated financial statements" issued by the MOF.

The consolidated financial statements include the financial statements of the Company and all of its principal subsidiaries. Subsidiaries are those entities in which the Company has more than 50% equity interest or those entities controlled by the Company. The consolidated income statement of the Company only includes the results of the subsidiaries during the period when the Company has more than 50% equity interest, or when the Company does not have more than 50% equity interest, but has control over those entities. The effect of minority interests on equity and profit/loss attributable to minority interests are separately shown in the consolidated financial statements. For those subsidiaries whose assets and results of operations are not significant and have no significant effect on the Group's consolidated financial statements, the Company does not consolidate these subsidiaries.

Where the accounting policies adopted by subsidiaries are different from the policies adopted by the Company, the financial statements of the subsidiaries have been adjusted in accordance with the accounting policies adopted by the Company on consolidation. All significant intercompany balances and transactions, and any unrealised gains arising from inter-company transactions, have been eliminated on consolidation.

For those jointly controlled entities which the Company has joint control with other investors under contractual arrangements, the Company consolidates their assets, liabilities, revenues, costs and expenses based on the proportionate consolidation method according to its percentage of equity interest holding in those entities in the consolidated financial statements.

(c)   BASIS OF PREPARATION

The financial statements have been prepared on an accrual basis under the historical costs convention, unless otherwise stated.

(d)   REPORTING CURRENCY

The financial statements are prepared in Renminbi.

                                               [LOGO]  [CHINESE CHARACTERS]  121
                                                          CHINA SOUTHERN

                                      Notes to the Financial Statements (Cont'd)
                           (Prepared under PRC Accounting Rules and Regulations)

2     SIGNIFICANT ACCOUNTING POLICIES (cont'd)

(e)   TRANSLATION OF FOREIGN CURRENCIES

Foreign currency transactions during the year are translated into Renminbi at the exchange rates quoted by the People's Bank of China ruling at the transaction dates. Monetary assets and liabilities denominated in foreign currencies are translated into Renminbi at the exchange rates quoted by the People's Bank of China ruling at the balance sheet date. Exchange gains and losses on foreign currency translation, except for the exchange gains and losses directly relating to the construction of fixed assets (see note 2(j)) below, are dealt with in the income statement.

(f)   CASH EQUIVALENTS

Cash equivalents are short-term and highly liquid investments which are readily convertible into known amounts of cash and are subject to an insignificant risk of change in value.

(g)   PROVISION FOR BAD AND DOUBTFUL DEBTS

Trade accounts receivable showing signs of uncollectibility are identified individually and allowance is then made based on the probability of being uncollectible. In respect of trade accounts receivable showing no sign of uncollectibility, allowance is made with reference to the ageing analysis and management's estimation based on past experience.

Allowances for other receivables are made based on the nature of the receivables and estimation of the corresponding collectibility risk.

(h)   INVENTORIES

Inventories, which consist primarily of expendable spare parts and consumables, are carried at the lower of cost and net realisable value. Inventories are measured at their actual cost upon acquisition. The cost of inventories is calculated using the weighted average method. Any excess of the cost over the net realisable value of each class of inventories is recognised as a provision for diminution in value of inventories. Net realisable value is determined based on amount recoverable in the normal course of business after the balance sheet date or estimates made by management based on market conditions. Inventories are recorded using the perpetual stocking method.

Inventories are amortised in full when issued for use.

(i)   INVESTMENTS

(ii)  SHORT-TERM INVESTMENTS

Short-term investments are carried at the lower of cost and market value. The cost of a short-term investment is the total price paid on acquisition of the investment. However, it does not include cash dividends which have been declared but which are unpaid or unpaid interest on debentures which was due at the time of acquisition.

122  CHINA SOUTHERN AIRLINES COMPANY LIMITED  2004 ANNUAL REPORT

(Prepared under PRC Accounting Rules and Regulations)

2     SIGNIFICANT ACCOUNTING POLICIES (cont'd)

(i)   INVESTMENTS (cont'd)

(i)   SHORT-TERM INVESTMENTS (cont'd)

Provision for diminution in value is made on an item-by-item basis for any shortfall of the market value over the cost of material short-term investments. Provision for diminution in value is also made for any shortfall of the market value over the cost of other short-term investments on an aggregate basis by each category of the investments.

With the exception of cash dividends which have been declared but which are unpaid at the time of acquisition and interest on debentures which is due but not yet paid at the time of acquisition, cash dividends and interest are set off against the carrying amount of the short-term investments when received by the Company. Upon the disposal of short-term investments, the difference between the carrying amount of the short-term investments and the proceeds received is recognised in the income statement for the current period.

(ii)  LONG-TERM EQUITY INVESTMENTS

Where the Company has the power to control, jointly control or exercise significant influence over an investee enterprise, the investment is accounted for under the equity method of accounting whereby the investment is initially recorded at cost and adjusted thereafter for any post acquisition change in the Company's share of the investors' equity in the investee enterprise.

Equity investment difference, which is the difference between the initial investment cost and the Company's share of investors' equity in the investee enterprise, is accounted for as follows:

- Any excess of the initial investment cost over the Company's share of the investors' equity in the investee enterprise is amortised on a straight-line basis. The amortisation period is determined according to the investment period as stipulated in the relevant agreement, or 10 years if the investment period is not specified in the agreement. The unamortised balance is included in long-term equity investments at the year end.

- Any shortfall of the initial investment cost over the Company's share of the investors' equity in the investee enterprise is amortised on a straight-line basis over 10 years if the investment was acquired before the MOF's issuance of the "Questions and Answers on Implementing Accounting Regulations for Business Enterprises and Related Accounting Standards (II)" (Cai Kuai [2003] No. 10). The unamortised balance is included in long-term equity investments at the year end. Any shortfalls are recognised in the "Capital surplus - reserve for equity investment" if the investment is acquired after the issuance of Cai Kuai [2003] No. 10.

Where the Company does not control, jointly control or exercise significant influence over an investee enterprise, the investment is accounted for under the cost method, stating it at the initial investment cost. Investment income is recognised when the investee enterprise declares a cash dividend or distributes profits.

Upon the disposal or transfer of long-term equity investments, the difference between the proceeds received and the carrying amount of the investments is recognised in the income statement.

The Group makes provision for impairment losses on long-term equity investments (see note 2(n)).

                                               [LOGO]  [CHINESE CHARACTERS]  123
                                                          CHINA SOUTHERN

                                      Notes to the Financial Statements (Cont'd)
                           (Prepared under PRC Accounting Rules and Regulations)

2     SIGNIFICANT ACCOUNTING POLICIES (cont'd)

(j)   FIXED ASSETS AND CONSTRUCTION IN PROGRESS

Fixed assets represent the assets held by the Group for rendering services and administrative purposes with useful lives over 1 year and comparatively high unit values.

Fixed assets are stated in the balance sheet at cost or revalued amount less accumulated depreciation and impairment losses (see note 2(n)). Construction in progress are stated in the balance sheet at cost less impairment losses (see note 2(n)). Valuation is carried out in accordance with the relevant rules and regulations in the PRC and the assets are adjusted to the revalued amounts accordingly.

All direct and indirect costs related to the acquisition or construction of fixed assets, incurred before the assets are ready for their intended uses, are capitalised as construction in progress. Those costs include borrowing costs, which include foreign exchange differences, on specific borrowings for the construction of the fixed assets during the construction period.

Construction in progress is transferred to fixed assets when the asset is ready for its intended use. No depreciation is provided on construction in progress.

Pursuant to an approval document Cai Kuai Han [2004] No. 39 issued by the MOF, the Group accounts for high value rotables as fixed assets.

Depreciation is provided to write off the cost of fixed assets over their estimated useful lives on a straight-line basis, after taking into account their estimated residual values. The respective annual depreciation rates for fixed assets are as follows:

                                                      ANNUAL DEPRECIATION RATE
Owned and leased aircraft                                     4.75%-6.33%
Other flight equipment:
   - Jet engines                                             6.47%-12.13%
   - Others, including high value rotables                    6.67%-12.5%
Buildings                                                      2.5%-6.67%
Machinery and equipment                                        9.7%-19.4%
Motor vehicles                                                     16.17%

Land use rights are stated in the balance sheet at cost or revalued amount less accumulated depreciation and impairment losses (see note 2(n)), and are amortised on a straight-line basis over the period for land use rights.

(k)   LEASED ASSETS

Leases are classified into finance leases and operating leases. A finance lease is a lease that transfers substantially all the risks and rewards incidental to ownership of a leased asset to the lessee, whether or not the legal title to the asset is eventually transferred. An operating lease is a lease other than a finance lease.

124  CHINA SOUTHERN AIRLINES COMPANY LIMITED  2004 ANNUAL REPORT

(Prepared under PRC Accounting Rules and Regulations)

2     SIGNIFICANT ACCOUNTING POLICIES (cont'd)

(k)   LEASED ASSETS (cont'd)

(i)   ASSETS ACQUIRED UNDER FINANCE LEASES

Fixed assets acquired by way of finance leases are stated under fixed assets at an amount equal to the lower of their original carrying amount in the books of the legal owner (the lessor) and the present value of the minimum lease payments at the inception of the lease. Depreciation of leased assets is calculated using the straight-line method.

If there is no reasonable certainty that the Group will obtain ownership of the leased assets at the end of the lease term, the leased assets are depreciated over the shorter of the lease term or their estimated useful lives. If there is reasonable certainty that the Group will obtain ownership of the leased assets at the end of the lease term, the leased assets are depreciated over their estimated useful lives.

At the inception of the lease, the minimum lease payments are recorded as payables under finance leases. The difference between the value of the leased assets and the minimum lease payments is recognised as unrecognised finance charges under finance leases. At the year end, payables under finance leases are netted against the unrecognised finance charges under finance leases and included in long-term payables in the balance sheet.

Unrecognised finance charges under finance leases are amortised using the effective interest rate method over the lease term.

The Group makes provision for impairment losses on assets acquired under finance leases (see note 2(n)).

(ii)  OPERATING LEASE CHARGES

Rental payments under operating leases are recognised as expenses on a straight-line basis over the lease term. Contingent rental payments are recognised as expenses in the accounting period in which they are incurred.

(l)   INTANGIBLE ASSETS

Intangible assets are stated in the balance sheet at cost less accumulated amortisation and impairment losses (see note 2(n)). The cost of the intangible assets is amortised on a straight-line basis over the contracted beneficial period or the effective period stipulated by law, whichever is shorter. Where the useful life is not stipulated by the contract or law, the amortisation is over a period of 10 years.

(m)   LONG-TERM DEFERRED EXPENSES

Custom duties and other direct costs incurred in relation to modifying, introducing and certifying certain operating leased aircraft are deferred and amortised on a straight-line basis over the terms of the related leases.

                                               [LOGO]  [CHINESE CHARACTERS]  125
                                                          CHINA SOUTHERN

                                      Notes to the Financial Statements (Cont'd)
                           (Prepared under PRC Accounting Rules and Regulations)

2     SIGNIFICANT ACCOUNTING POLICIES (cont'd)

(n)   PROVISION FOR IMPAIRMENT

The carrying amounts of assets (including designated loans receivable, long-term investments, fixed assets, construction in progress, intangible assets and other assets) are reviewed regularly at each balance sheet date to determine whether their recoverable amounts have declined below their carrying amounts. Assets are tested for impairment whenever events or changes in circumstances indicate that their recorded carrying amounts may not be recoverable. When such a decline has occurred, the carrying amount is reduced to the recoverable amount. The amount by which the carrying amount is reduced is the impairment loss.

The recoverable amount is the higher of the net selling price and the present value of the estimated future cash flows arising from the continuous use of the asset and from the disposal of the asset at the end of its useful life.

Provision for impairment loss is calculated on an item by item basis and recognised as an expense in the income statement. However, when a shortfall of the initial investment cost over the Group's share of the investors' equity of the investee enterprise has been credited to the capital reserve, any impairment losses for long-term equity investment are firstly set off against the difference initially recognised in the capital reserve relating to the investment and any excess impairment losses are then recognised in the income statement.

If there is an indication that there has been a favourable change in the estimates used to determine the recoverable amount and as a result the estimated recoverable amount is greater than the carrying amount of the asset, the impairment loss recognised in prior years is reversed. Reversals of impairment losses are recognised in the income statement. Impairment losses are reversed to the extent of the asset's carrying amount that would have been determined had no impairment loss been recognised in prior years. In respect of the reversal of an impairment loss for a long-term equity investment, the reversal starts with the impairment losses that had previously been recognised in the income statement and then the impairment losses that had been charged to the capital reserve.

(o)   INCOME TAX

Income tax is recognised using the tax effect accounting method. Income tax for the year comprises current tax paid and payable and movement of deferred tax assets and liabilities.

Current tax is calculated at the applicable tax rate on taxable income.

Deferred tax is provided using the liability method for the differences between the accounting profits and the taxable profits arising from the timing differences in recognising income, expenses or losses between the accounting and tax regulations. When the tax rate changes or a new type of tax is levied, adjustments are made to the amounts originally recognised for the timing differences under the liability method. The current tax rates are used in arriving at the reversal amounts when the timing differences are reversed.

Deferred tax assets arising from tax losses, which are expected to be utilised against future taxable profits, are set off against the deferred tax liabilities (only for the same taxpayer within the same jurisdiction). When it is not probable that the tax benefits of deferred tax assets will be realised, the deferred tax assets are reduced to the extent that the related tax benefits are expected to be realised.

126  CHINA SOUTHERN AIRLINES COMPANY LIMITED  2004 ANNUAL REPORT

(Prepared under PRC Accounting Rules and Regulations)

2     SIGNIFICANT ACCOUNTING POLICIES (cont'd)

(p)   PROVISIONS AND CONTINGENT LIABILITIES

Provisions are recognised when the Group has a present obligation as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligations and a reliable estimate can be made.

Where it is not probable that the settlement of the above obligation will cause an outflow of economic benefits, or the amount of the outflow cannot be estimated reliably, the obligation is disclosed as a contingent liability.

(q)   REVENUE RECOGNITION

Provided it is probable that the economic benefits will flow to the Group and the revenue and costs can be measured reliably, revenue is recognised in the income statement as follows:

(i) Passenger, cargo and mail revenues are recognised when the transportation is provided. Ticket sales for transportation not yet provided are included in current liabilities as sales in advance of carriage;

(ii) Revenues from airline-related businesses are recognised when the relevant services are rendered;

(iii) Interest income is recognised on a time proportion basis according to the principal outstanding and the applicable rate; and

(iv) Dividend income is recognised when the Group's right to receive the dividend is established.

(r)   TRAFFIC COMMISSIONS

Traffic commissions are expensed when the transportation is provided and the related revenue is recognised. Traffic commissions for transportation not yet provided are recorded on the balance sheet as a prepaid expense.

(s)   BORROWING COSTS

Borrowing costs incurred on specific borrowings for the construction of fixed assets are capitalised into the cost of the fixed assets during the construction period until the fixed assets are ready for their intended uses.

Except for the above borrowing costs, other borrowing costs are recognised as financial expenses in the income statement when incurred.

(t)   REPAIRS AND MAINTENANCE EXPENSES

Routine maintenance and repairs and overhauls in respect of owned aircraft and aircraft held under finance leases are expensed as and when incurred. In respect of aircraft held under operating leases, a provision is made over the lease term for the estimated cost of overhauls that are required to be performed on the related aircraft prior to their return to the lessors.

                                               [LOGO]  [CHINESE CHARACTERS]  127
                                                          CHINA SOUTHERN

                                      Notes to the Financial Statements (Cont'd)
                           (Prepared under PRC Accounting Rules and Regulations)

2     SIGNIFICANT ACCOUNTING POLICIES (cont'd)

(u)   DIVIDENDS

Dividends appropriated to shareholders are recognised in the income statement and profit appropriation statement when approved. Dividends proposed or approved after the balance sheet date but before the date on which the financial statements are authorised for issue are separately disclosed under shareholders' equity in the balance sheet.

(v)   RETIREMENT BENEFITS

Pursuant to the relevant laws and regulations in the PRC, the Group has joined certain defined contribution retirement schemes for the employees arranged by the governmental organisations. The Group makes contributions to the retirement schemes at the applicable rates based on the employees' salaries. The required contributions under the retirement schemes are charged to the income statement when they are due.

(w)   FREQUENT FLYER AWARD PROGRAMMES

The Group maintains two frequent flyer award programmes, namely, the China Southern Airlines Sky Pearl Club and Egret Mileage Plus, which provide travel awards to members based on accumulated mileage. The estimated incremental cost of providing free travel is recognised as an expense and accrued as a current liability as members accumulate mileage. As members redeem awards or their entitlements expire, the incremental cost liability is reduced accordingly, to reflect the acquittal of the outstanding obligations.

Revenue from mileage sales to third parties under the frequent flyer award programmes is recognised when the related transportation services are provided.

(x)   RELATED PARTIES

If the Group has the power, directly or indirectly, to control, jointly control or exercise significant influence over another party, or vice versa, or where the Group and one or more parties are subject to common control from another party, they are considered to be related parties. Related parties may be individuals or enterprises.

128  CHINA SOUTHERN AIRLINES COMPANY LIMITED  2004 ANNUAL REPORT

(Prepared under PRC Accounting Rules and Regulations)

3     TAXATION

(a)   MAJOR TAXES APPLICABLE TO THE RENDERING OF SERVICES BY THE GROUP ARE AS
      FOLLOWS:

TYPE OF TAXES                  TAX RATES       BASIS OF TAX
Business tax                    3% or 5%       Traffic revenue, ground services income and
                                               commission income. All inbound international
                                               and Hong Kong regional flights are exempted
                                               from business tax

City construction tax                 7%       Business tax

Education surcharge                   3%       Business tax

Pursuant to approval documents Cai Shui [2003] No. 113 and Cai Shui [2003] No. 227 jointly issued by the MOF and State Tax Bureau, passenger revenue from airline operations was exempted from business tax, city construction tax and education surcharge during the period from 1 May, 2003 to 31 December, 2003.

As mentioned in Note 1, the Company has become a foreign investment enterprise. Pursuant to Article 5 of [1985] Cai Sui Zi No. 069 "Ministry of Finance's Rules on Certain Questions on City Construction Tax Provisional Regulations" and
Article 2 of [1994] No. 23 "State Council Supplementary Notice on Exemption of Education Surcharge", the Company is exempted from city construction tax and education surcharge since 1 October, 2003.

(b)   INCOME TAX

The income tax rate applicable to the Company for the period from 1 January, 2003 to 30 September, 2003 was 33%. Commencing 1 October, 2003 the applicable tax rate is 15%.

On 17 October, 2003, the Company's registered address was moved to Guangzhou Economic & Technology Development Zone. In accordance with the Rules and Regulations for Implementation of Income Tax for Foreign Investment Enterprises and Foreign Enterprises of the PRC and a taxation approval document "Guangzhou Municipal State Tax Bureau Suo De Shui Zi Que 020043", the Company is entitled to enjoy the preferential tax policy implemented in the Guangzhou Economic & Technology Development Zone effective 1 October, 2003. As a result, the Company's income tax rate has been changed to 15% beginning from that date.

In respect of the Group's overseas airline activities, the Group has either obtained exemptions from overseas taxation pursuant to the bilateral aviation agreements between the overseas governments and PRC government, or has sustained tax losses in these overseas jurisdictions. Accordingly, no provision for overseas tax has been made for the year.

                                               [LOGO]  [CHINESE CHARACTERS]  129
                                                          CHINA SOUTHERN

                                      Notes to the Financial Statements (Cont'd)
                           (Prepared under PRC Accounting Rules and Regulations)

3     TAXATION (cont'd)

(b)   INCOME TAX (cont'd)

Certain subsidiaries and jointly controlled entities of the Company have been granted with tax concessions which are set out below:

                                        APPLICABLE
NAME OF SUBSIDIARIES                     TAX RATE      REASONS FOR GRANTING CONCESSION
Zhuhai Airlines Company Limited             15%        Operates in a special economic zone and
                                                       accordingly enjoys a reduced income tax rate
                                                       pursuant to documents Cai Shui Zi (86) No. 122
                                                       and Cai Shui Zi (87) No. 115.

Southern Airlines (Group)                   15%        Ditto
   Shantou Airlines Company Limited

Xiamen Airlines Company Limited             15%        Ditto

Guangzhou Nanland Air Catering              27%        Pursuant to Rules and Regulations for
   Company Limited                                     Implementation of Income Tax for Foreign
                                                       Investment Enterprises and Foreign Enterprises
                                                       of the PRC, the applicable state income tax
                                                       rate is 24% and local income tax rate is 3%.

Zhuhai Xiang Yi Aviation Technology        7.5%        Pursuant to Zhu Guo Shui Hang [2003] 94
   Company Limited                                     issued by Zhuhai Municipal State Tax Bureau,
                                                       the entity enjoys a reduced income tax rate.

NAME OF JOINTLY CONTROLLED ENTITIES

Guangzhou Aircraft Maintenance              15%        Pursuant to Sui Guo Shui Zhi Fa [2001] No.
   Engineering Company Limited                         77 issued by Guangzhou Municipal State Tax
                                                       Bureau, the applicable income tax rate is 15%
                                                       since 2000.

MTU Maintainance Zhuhai Co. Ltd.            15%        Pursuant to Rules and Regulations for
                                                       Implementation of Income Tax for Foreign
                                                       Investment Enterprises and Foreign Enterprises
                                                       of the PRC, the applicable income tax rate is
                                                       15%.

130  CHINA SOUTHERN AIRLINES COMPANY LIMITED  2004 ANNUAL REPORT

(Prepared under PRC Accounting Rules and Regulations)

3     TAXATION (cont'd)

(c)   TAXES PAYABLE

                                 THE GROUP                  THE COMPANY
                            2004          2003          2004          2003
                         RMB MILLION   RMB million   RMB MILLION   RMB million
                         -----------   -----------   -----------   -----------
Enterprise income tax         41            46             -             -
Business tax                 239            25           127             3
City construction tax         16             2             8             1
Value added tax               15            13             -             -
Other                         13            16             6             7
                             ---           ---           ---            --
Total                        324           102           141            11
                             ===           ===           ===            ==

4     CAAC INFRASTRUCTURE DEVELOPMENT FUND

Contributions to the CAAC infrastructure development fund were levied at a certain percentage on traffic revenue and payable to the Civil Aviation Administration of China ("CAAC") on or before 31 March, 2004. Pursuant to the regulation, Cai Zhong Zi [1999] No. 11 jointly issued by the MOF and the State Development Commission, contributions to the CAAC infrastructure development Fund was levied at 5% and 2% on domestic traffic revenue and international/Hong Kong regional traffic revenue respectively.

Pursuant to the approval documents Cai Zong Ming Dian No. 1 and Ming Hang Ji No. 2026, the Group was exempted from paying any contributions to the CAAC infrastructure development fund during the period from 1 May, 2003 to 31 March, 2004.

Pursuant to the Minhang Gui Cai Fa [2004] No. 94, commencing 1 April, 2004, contributions to the CAAC infrastructure development fund are payable based on the notice [2004] No. 38 issued by MOF. Contributions to the CAAC infrastructure development fund are now calculated based on the route type, flight loading, flight distance and prescribed charge rates and form part of the cost of principal operations.

                                               [LOGO]  [CHINESE CHARACTERS]  131
                                                         CHINA SOUTHERN

                                      Notes to the Financial Statements (Cont'd)
                           (Prepared under PRC Accounting Rules and Regulations)

5     CASH AND CASH EQUIVALENTS

                                                 THE GROUP                           THE COMPANY
                                          2004               2003               2004               2003
                                   ORIGINAL           Original           ORIGINAL           Original
                                   CURRENCY    RMB    currency    RMB    CURRENCY    RMB    currency    RMB
                                   MILLION   MILLION  million   million  MILLION   MILLION  million   million
                                   --------  -------  --------  -------  --------  -------  --------  -------
Cash in hand
  Renminbi                                        6                  1                  6                  1
  US Dollars                             -        4         -        3         -        1         -        2
  Other currencies                       -        3         -        1         -        1         -        1
                                    ------    -----    ------    -----    ------    -----    ------    -----

                                                 13                  5                  8                  4

Cash at bank
  Renminbi                                    2,084              1,383              1,233                624
  US Dollars                            40      334        31      261        41      342        18      148
  HK Dollars                            83       88        10       11        24       25         4        4
  Japanese Yen                       1,275      101       537       42     1,242       99       537       42
  Singapore Dollars                      2        8         2       12         2        8         2       12
  Thai Bahts                            45       10        55       11        38        8        52       11
  Malayshian Ringgit                    32       70        20       44        31       68        18       40
  Euro                                   3       38         2       20         3       36         2       18
  Korean Won                         6,835       54    13,770       95     6,329       50    13,472       93
  Vietnam Dong                      28,588       15    41,531       22    28,588       15    41,531       22
  Australian Dollars                     6       40         6       35         5       35         5       32
  Other currencies                       -       13         -        9                 13         -        9
                                    ------    -----    ------    -----    ------    -----    ------    -----

                                              2,855              1,945              1,932              1,055

Deposits in financial institution
  Renminbi                                      406                371                362                346
                                              -----              -----              -----              -----

                                                406                371                362                346
                                              -----              -----              -----              -----

Total                                         3,274              2,321              2,302              1,405
                                              =====              =====              =====              =====

132  CHINA SOUTHERN AIRLINES COMPANY LIMITED  2004 ANNUAL REPORT

(Prepared under PRC Accounting Rules and Regulations)

5     CASH AND CASH EQUIVALENTS (cont'd)

Deposits in financial institution represent deposits with Southern Airlines Group Finance Company Limited ("SA Finance"), a PRC authorised financial institution controlled by CSAHC and an associated company of the Group (Note
46).

The Group does not have any collateralised or frozen bank deposits as at 31 December, 2004. As at 31 December, 2004, the Group's overseas bank deposits amounted to RMB388 million (2003: RMB343 million). These overseas bank deposits are not subject to any significant risk of uncollectibility.

The above cash, bank deposits and deposits with financial institution denominated in foreign currencies are translated into Renminbi at the following exchange rates:

                        2004         2003
                     ---------    ---------
US Dollar               8.2765       8.2767
HK Dollar               1.0637       1.0657
Japanese Yen          0.079701     0.077263
Singapore Dollar        5.0550       4.8587
Thai Bahts              0.2122       0.2087
Malaysian Ringgit        2.177        2.172
Euro                   11.2627      10.3383
Korean Won            0.007900     0.006925
Vietnam Dong         0.0005247    0.0005291
Australian Dollar       6.4428       6.2013
                     =========    =========

Note: Balances dominated in foreign currencies in these financial statements are translated into Renminbi at the above rates, unless otherwise stated.

6     SHORT-TERM INVESTMENTS

THE GROUP

                              BALANCE                                            BALANCE
                         AT THE BEGINNING  ADDITIONS DURING  DISPOSALS DURING   AT THE END
                            OF THE YEAR        THE YEAR          THE YEAR      OF THE YEAR
                            RMB million       RMB million       RMB million    RMB million
                         ----------------  ----------------  ----------------  -----------
Equity investment
 -Investments in stocks           -               509                 -            509
Debt investments
 -Government bonds                -               160                 -            160
                                ---               ---               ---            ---

Total                             -               669                 -            669
                                ===               ===               ===            ===

                                               [LOGO]  [CHINESE CHARACTERS]  133
                                                         CHINA SOUTHERN

                                      Notes to the Financial Statements (Cont'd)
                           (Prepared under PRC Accounting Rules and Regulations)

6     SHORT-TERM INVESTMENTS (cont'd)

THE COMPANY

                              BALANCE                                            BALANCE
                         AT THE BEGINNING  ADDITIONS DURING  DISPOSALS DURING   AT THE END
                            OF THE YEAR        THE YEAR          THE YEAR      OF THE YEAR
                            RMB million       RMB million       RMB million    RMB million
                         ----------------  ----------------  ----------------  -----------
Equity investment
 -Investments in stocks           -               487                 -            487
                                ===               ===               ===            ===

The market value, if available, of the above short-term investments as at the year end are as follows:

THE GROUP

                                     2004                           2003
                       CARRYING AMOUNT  MARKET VALUE  Carrying amount  Market value
                         RMB MILLION     RMB MILLION    RMB million     RMB million
                       ---------------  ------------  ---------------  ------------
Investments in stocks        509             529             -                -
Debt investments             160             160             -                -
                             ===             ===           ===              ===

THE COMPANY

                                     2004                           2003
                       CARRYING AMOUNT  MARKET VALUE  Carrying amount  Market value
                         RMB MILLION     RMB MILLION    RMB million     RMB million
                       ---------------  ------------  ---------------  ------------
Investments in stocks        487             502              -               -
                             ===             ===            ===             ===


The market value information is extracted from Shanghai Stock Exchange, Shenzhen Stock Exchange and chinabond.com.cn.

In 2004, the Company and an independent third party jointly appointed Centergate Securities Company Limited to manage and invest asset of the Company and the independent third party of RMB500 million and RMB75 million respectively. The entrusted investment consist mainly of investment securities. The entrusting period is from 27 July, 2004 to 26 July, 2005. According to the contract, the independent third party has the responsibility to ensure the Company has a reasonable return on investment, and avoid any loss from investment.

As at 31 December, 2004, there were no material restrictions on the realisation of the short-term investments of the Group and the Company.

134  CHINA SOUTHERN AIRLINES COMPANY LIMITED  2004 ANNUAL REPORT

(Prepared under PRC Accounting Rules and Regulations)

7     TRADE RECEIVABLES

                                     THE GROUP                THE COMPANY
                                 2004         2003         2004        2003
                             RMB MILLION  RMB million  RMB MILLION  RMB million
                             -----------  -----------  -----------  -----------
Trade receivables               1,687         962         1,379         740
Less: Provision for bad and
      doubtful debts               95          70            82          57
                                -----         ---         -----         ---

                                1,592         892         1,297         683
                                =====         ===         =====         ===

The ageing analysis of trade receivables is as follows:

THE GROUP

                                                        2004                                              2003
                                                 % OF                     % OF                     % of                     % of
                                              TOTAL TRADE    BAD DEBT   BAD DEBT                total trade   Bad debt     Bad debt
                                    AMOUNT    RECEIVABLE    PROVISION   PROVISION    Amount     receivable    provision   provision
                                 RMB MILLION       %       RMB MILLION     %       RMB million      %        RMB million      %
                                 -----------  -----------  -----------  ---------  -----------  -----------  -----------  ---------
Within 1 year                       1,576        93.4%          5          0.3%        898         93.2%          6          0.5%
Over 1 year but within 2 years         14         0.8%          9         64.3%         42          4.4%         42        100.0%
Over 2 years but within 3 years        25         1.5%          9         36.0%         14          1.5%         14        100.0%
Over 3 years                           72         4.3%         72        100.0%          8          0.9%          8        100.0%
                                    -----       -----          --        -----         ---        -----          --        -----

Total                               1,687       100.0%         95          5.6%        962        100.0%         70          7.3%
                                    =====       =====          ==        =====         ===        =====          ==        =====

THE COMPANY

                                                        2004                                              2003
                                                 % OF                     % OF                     % of                     % of
                                              TOTAL TRADE    BAD DEBT   BAD DEBT                total trade   Bad debt     Bad debt
                                    AMOUNT    RECEIVABLE    PROVISION   PROVISION    Amount     receivable    provision   provision
                                 RMB MILLION       %       RMB MILLION     %       RMB million      %        RMB million      %
                                 -----------  -----------  -----------  ---------  -----------  -----------  -----------  ---------
Within 1 year                       1,282         92.9%         6          0.5%        685         92.5%          2          0.3%
Over 1 year but within 2 years          8          0.6%         3         37.5%         42          5.7%         42        100.0%
Over 2 years but within 3 years        23          1.7%         7         30.4%          8          1.1%          8        100.0%
Over 3 years                           66          4.8%        66        100.0%          5          0.7%          5        100.0%
                                    -----         ----         --        -----         ---          ---          --        -----

Total                               1,379        100.0%        82          5.9%        740        100.0%         57          7.7%
                                    =====        =====         ==        =====         ===        =====          ==        =====

                                               [LOGO]  [CHINESE CHARACTERS]  135
                                                         CHINA SOUTHERN

                                      Notes to the Financial Statements (Cont'd)
                           (Prepared under PRC Accounting Rules and Regulations)

7     TRADE RECEIVABLES (cont'd)

Provision for bad and doubtful debts is analysed as follows:

                                             THE GROUP                THE COMPANY
                                         2004         2003        2004         2003
                                     RMB MILLION  RMB million  RMB MILLION  RMB million
                                     -----------  -----------  -----------  -----------
Balance as at 1 January,                  70           60           57           29
Add: Charge for the year                  26           12           27            9
     Additions arising from
       dissolution of subsidiary           -            -            -           19
     Additions through the CNA/XJA
       Acquisitions                       44            -           44            -
Less: Write-off during the year           45            2           46            -
                                          --            -           --           --

Balance as at 31 December,                95           70           82           57
                                          ==           ==           ==           ==

Except for the balances disclosed in Note 46, there was no amount due from shareholders who hold 5% or more voting right of the Company included in the balance of trade receivables.

During the year, the Group and the Company had no individually significant recovery of doubtful debts that had been fully or substantially provided for in prior years.

At 31 December, 2004, the Group and the Company did not have any individually significant trade receivables aged over three years.

At 31 December, 2004, the total amounts of the Groups and the Company's largest 5 trade receivables were as follows:

                               THE GROUP    THE COMPANY
                              2004   2003   2004   2003
                              ----   ----   ----   ----
Amounts (RMB million)          408    543    345    459
% of total trade receivables    24%    56%    25%    62%
                               ===    ===    ===    ===

136  CHINA SOUTHERN AIRLINES COMPANY LIMITED  2004 ANNUAL REPORT

(Prepared under PRC Accounting Rules and Regulations)

8     OTHER RECEIVABLES

                                     THE GROUP                THE COMPANY
                                  2004         2003         2004        2003
                              RMB MILLION  RMB million  RMB MILLION  RMB million
                              -----------  -----------  -----------  -----------
Due from subsidiaries               -            -           917         527
Due from related companies         62           17            62          17
Others                            743          330           490         240
                                  ---          ---         -----         ---
                                  805          347         1,469         784
Less: Provision for bad and
          doubtful debts           74           30            74          30
                                  ---          ---         -----         ---
                                  731          317         1,395         754
                                  ===          ===         =====         ===

Provision for bad and doubtful debts is analysed as follows:

                                                      THE GROUP AND THE COMPANY
                                                         2004          2003
                                                      RMB MILLION  RMB million
                                                      -----------  ------------
Balance as at 1 January,                                  30            30
Add:  Charge for the year                                  2             -
      Additions through the CNA/XJA Acquisitions          59             -
Less: Write-off during the year                           17             -
                                                          --            --
Balance as at 31 December,                                74            30
                                                          ==            ==

Ageing analysis of other receivables is as follows:

THE GROUP

                                                       2004                                              2003
                                                 % OF                     % OF                      % of                    % of
                                              TOTAL OTHER   BAD DEBT    BAD DEBT                total other   Bad debt    bad debt
                                    AMOUNT    RECEIVABLES   PROVISION   PROVISION    Amount     receivables   provision   provision
                                 RMB MILLION       %       RMB MILLION      %      RMB million       %       RMB million      %
                                 -----------  -----------  -----------  ---------  -----------  -----------  -----------  ---------
Within 1 year                        625          77.6%         2          0.3%        286          82.3%          -         0.0%
Over 1 year but within 2 years        60           7.5%         -          0.0%         21           5.9%          -         0.0%
Over 2 years but within 3 years       35           4.3%         -          0.0%          7           2.1%          -         0.0%
Over 3 years                          85          10.6%        72         84.7%         33           9.7%         30        89.6%
                                     ---         -----         --         ----         ---         -----          --        ----

Total                                805         100.0%        74          9.2%        347         100.0%         30         8.6%
                                     ===         =====         ==         ====         ===         =====          ==        ====

                                               [LOGO]  [CHINESE CHARACTERS]  137
                                                       CHINA SOUTHERN

                                      Notes to the Financial Statements (Cont'd)
                           (Prepared under PRC Accounting Rules and Regulations)

8     OTHER RECEIVABLES (cont'd)

THE COMPANY

                                                       2004                                               2003
                                                  % OF                    % OF                      % of                     % of
                                              TOTAL OTHER    BAD DEBT   BAD DEBT                total other    Bad debt    bad debt
                                    AMOUNT    RECEIVABLES   PROVISION   PROVISION     Amount    receivables   provision   provision
                                 RMB MILLION        %      RMB MILLION      %      RMB million       %       RMB million      %
                                 -----------  -----------  -----------  ---------  -----------  -----------  -----------  ---------
Within 1 year                       1,259         85.7%         2         0.2%         740          94.3%         -         0.0%
Over 1 year but within 2 years         91          6.2%         -         0.0%           8           1.0%         -         0.0%
Over 2 years but within 3 years        35          2.4%         -         0.0%           5           0.7%         -         0.0%
Over 3 years                           84          5.7%        72        85.7%          31           4.0%        30        96.3%
                                    -----        -----         --        ----          ---         -----         --        ----
Total                               1,469        100.0%        74         5.0%         784         100.0%        30         3.8%
                                    =====        =====         ==        ====          ===         =====         ==        ====

Except for the balances disclosed in Note 46, there was no amount due from shareholders who hold 5% or more voting right of the Company included in the balance of other receivables.

During the year, the Group and the Company had no individually significant recovery of doubtful debts that had been fully or substantially provided for in prior years.

At 31 December, 2004, the Group and the Company had no individually significant other receivables that aged over three years.

At 31 December, 2004, the total amounts of the Group's and the Company's largest 5 other receivables were as follows:

                               THE GROUP      THE COMPANY
                              2004   2003     2004  2003
                              ----   ----     ----  ----
Amounts (RMB million)          194   111      976   459
% of total other receivables    24%   32%      66%   58%
                               ===   ===      ===   ===

9     ADVANCE PAYMENTS

All advance payments are aged within one year.

There was no amount due from shareholders who hold 5% or more voting right of the Company included in the balance of advance payments.

138  CHINA SOUTHERN AIRLINES COMPANY LIMITED  2004 ANNUAL REPORT

(Prepared under PRC Accounting Rules and Regulations)

10    INVENTORIES

                                        THE GROUP               THE COMPANY
                                    2004         2003         2004         2003
                                RMB MILLION  RMB million  RMB MILLION  RMB million
                                -----------  -----------  -----------  -----------
At cost:
    Expendable spare parts         1,267         573          904          183
    Consumables                       61          35           58           16
    Aviation on-board supplies        27          20           24           10
    Others                            43           4           13            2
                                   -----         ---          ---          ---

Total                              1,398         632          999          211
                                   =====         ===          ===          ===

At 31 December, 2004, no provision for impairment in value was necessary for the inventories of the Group and the Company.

All of the above inventories were obtained by way of purchases.

The Group's and the Company's cost of inventories charged to costs and expenses in the income statement were as follows:

                  2004         2003
              RMB MILLION  RMB million
              -----------  -----------
The Group         448          501
The Company       275          293

11    PREPAID EXPENSES

                                     THE GROUP         THE COMPANY
                                    2004     2003     2004     2003
                           Notes  RMB'000  RMB'000  RMB'000  RMB'000
                           -----  -------  -------  -------  -------
Operating lease rentals     (a)     167      127      105       75
Ticket sales commissions    (b)      24       21       23       19
Catering and consumables    (c)      79       33        -        -
Insurance premiums          (d)      40       11       36       11
Others                               36       11       35        9
                                    ---      ---      ---      ---

Total                               346      203      199      114
                                    ===      ===      ===      ===

                                               [LOGO]  [CHINESE CHARACTERS]  139
                                                       CHINA SOUTHERN

                                      Notes to the Financial Statements (Cont'd)
                           (Prepared under PRC Accounting Rules and Regulations)

11    PREPAID EXPENSES (cont'd)

Notes:

(a) Pursuant to aircraft operating lease agreements, the Group is required to prepay one to six months' rentals to lessors. The prepaid rentals are then amortised over the relevant lease periods. The balance at the year end represents the unamortised balance of the prepaid rentals.

(b) The Group pays sales commissions to sales agents for tickets sales. The sales commissions are initially recorded as prepaid expenses and charged to the income statement upon the provision of the related transportation services.

(c) A jointly controlled entity of the Group is principally engaged in the provision of engine repairs and maintenance services. Consumables consumed prior to the completion of the related engine repairs and maintenance are recorded as prepaid expenses and charged to income statement upon the completion of the related engine repairs and maintenance services.

(d) The Group prepays the insurance premiums to an insurance company. The prepaid insurance premiums are then amortized over the relevant period. The balance at the year end represents the unamortised balance of the prepaid insurance premiums.

12    LONG-TERM EQUITY INVESTMENTS

THE GROUP

                                           INVESTMENTS      OTHER
                                          IN ASSOCIATED  INVESTMENTS  OTHER EQUITY
                                            COMPANIES     IN STOCKS    INVESTMENTS     TOTAL
                                           RMB million   RMB million   RMB million  RMB million
                                          -------------  -----------  ------------  -----------
Balance as at 1 January, 2004                 422            57           143           622
Add: Additions                                  9             6             2            17
     Additions through the CNA/XJA
      Acquisitions                              -             -            69            69
     Adjustment under the equity
      accounting method                        49             -             -            49
Less: Dividends received                       12             -             -            12
     Disposals                                  1             1             2             4
                                              ---            --           ---           ---
BALANCE AS AT 31 DECEMBER, 2004               467            62           212           741
                                              ===            ==           ===           ===

140  CHINA SOUTHERN AIRLINES COMPANY LIMITED  2004 ANNUAL REPORT

(Prepared under PRC Accounting Rules and Regulations)

12    LONG-TERM EQUITY INVESTMENTS (cont'd)

THE COMPANY

                                                                          INVESTMENTS
                                              INVESTMENTS   INVESTMENTS    IN JOINTLY     OTHER       OTHER
                                                  IN       IN ASSOCIATED   CONTROLLED  INVESTMENTS    EQUITY
                                             SUBSIDIARIES     COMPANIES     ENTITIES    IN STOCKS   INVESTMENTS     TOTAL
                                              RMB million   RMB million   RMB million  RMB million  RMB million  RMB million
                                             ------------  -------------  -----------  -----------  -----------  -----------
Balance as at 1 January, 2004                    2,601          311           644           1           101        3,658
Add: Additions                                     230            9             9           -             -          248
     Additions through the CNA/XJA
      Acquisitions                                 155            -             -           -            69          224
     Adjustment under the equity
      accounting method                            215           50           (43)          -             -          222
     Amortisation of equity investment
      differences                                    2            -             -           -             -            2
Less: Dividends received                            34           12             -           -             -           46
     Disposals                                      79            1             -           1             -           81
                                                 -----          ---           ---          --           ---        -----
BALANCE AS AT 1 DECEMBER, 2004                   3,090          357           610           -           170        4,227
                                                 =====          ===           ===          ==           ===        =====

At 31 December, 2004, no provision for impairment losses for the long-term equity investments of the Group and the Company was necessary.

In connection with the Group's overseas listing, the assets of the Group as at 31 December, 1996 were revalued. As a result of this revaluation, the Company's subsidiaries had a net revaluation deficit amounting to RMB30,284,000. The Company made corresponding adjustments amounting to RMB20,498,000 to investments in these subsidiaries. These adjustments were recorded as equity investment differences and amortised on a straight-line basis over 10 years, which represented the estimated remaining useful lives of the revalued assets of the subsidiaries. The equity investment differences are analysed as follows:

                                  EQUITY
                                INVESTMENT
                                DIFFERENCE
                               RMB million
                               -----------
ORIGINAL AMOUNT                    20
                                   ==
ACCUMULATED AMORTISATION:
    At 1 January, 2004             14
    Amortisation for the year       2
                                   --
    AT 31 DECEMBER, 2004           16
                                   ==
UNAMORTISED BALANCE:
    AT 31 DECEMBER, 2004            4
                                   ==
    At 31 December, 2003            6
                                   ==

Details of the Group's associated companies, jointly controlled entities and the Company's subsidiaries are set out in Notes 50.

                                               [LOGO]  [CHINESE CHARACTERS]  141
                                                          CHINA SOUTHERN

                                      Notes to the Financial Statements (Cont'd)
                           (Prepared under PRC Accounting Rules and Regulations)

12    LONG-TERM EQUITY INVESTMENTS (cont'd)

Details of the Group's and the Company's equity investments accounted for under the equity method are analysed as follows:

THE GROUP

INVESTMENTS IN ASSOCIATED COMPANIES:

                                                                     SICHUAN AIRLINES
                                                      SA                CORPORATION
                                                   FINANCE                LIMITED               OTHERS            TOTAL
                                                 RMB million            RMB million          RMB million       RMB million
                                                 -----------         ----------------        -----------       -----------
Attributable equity interest:
   Direct                                             32%                   39%                    -                 -
   Indirect                                        15.42%                    -                  17.1%                -
Initial investment costs
   (as at 1 January, 2004)                           246                   137                    79               462
                                                   =====                   ===                  ====               ===
Balance as at 1 January, 2004                        245                   164                    13               422
Add: Additions                                         -                     -                     9                 9
     Adjustment under the equity
      accounting method                               (9)                   55                     3                49
Less:Dividends received                                -                    10                     2                12
     Disposals                                         -                     -                     1                 1
                                                   -----                   ---                  ----               ---

BALANCE AS AT 31 DECEMBER, 2004                      236                   209                    22               467
                                                   =====                   ===                  ====               ===

Note: The principal accounting policies of Sichuan Airlines are different from the Group's. The major difference is on the accounting policies of repairs and maintenance expenses. Repairs and maintenance expenses of rotables are expensed as and when incurred in the Group's financial statements whereas such expenses are capitalised and amortised over 6 years in Sichuan Airlines' financial statements. Repairs and maintenance expense of aircraft and engines are expensed as and when incurred in the Group's financial statements whereas such expenses are capitalised and amortised over 1-10 years in Sichuan Airlines' financial statements.

142  CHINA SOUTHERN AIRLINES COMPANY LIMITED 2004 ANNUAL REPORT

(Prepared under PRC Accounting Rules and Regulations)

12    LONG-TERM EQUITY INVESTMENTS (cont'd)

THE COMPANY

INVESTMENTS IN SUBSIDIARIES

                                                      SOUTHERN
                                                      AIRLINES
                                                       (GROUP)
                                          XIAMEN       SHANTOU        GUANGXI      ZHUHAI     GUIZHOU
                                         AIRLINES      AIRLINES       AIRLINES    AIRLINES    AIRLINES
                                         COMPANY       COMPANY        COMPANY     COMPANY     COMPANY       OTHER
                                         LIMITED       LIMITED        LIMITED     LIMITED     LIMITED    SUBSIDIARIES     TOTAL
                                       RMB million   RMB million    RMB million RMB million RMB million   RMB million  RMB million
                                       -----------   -----------    ----------- ----------- -----------  ------------  -----------
Attributable equity interest:
   Direct                                   60%             60%        60%             60%       60%            -
Period of operations                         -        16 years          -        20 years         -             -
Initial investment costs
   (as at 1 January, 2004)                 353             168        103             150        48           269        1,091
                                         =====        ========      =====        ========        ==           ===        =====
Balance as at 1 January, 2004            1,822             167        140              85        44           343        2,601
Add: Additions                               -               -          -               -         -           230          230
     Additions through the
      CNA/XJA Acquisitions                   -               -          -               -         -           155          155
     Adjustment under the equity
      accounting method                    158               3         37             (20)       32             5          215
     Amortisation of equity
      investment differences                 4               -         (2)              3         -            (3)           2
Less:Dividends received                      -               8         14               -         -            12           34
     Disposals                               -               -          -               -         -            79           79
                                         -----        --------      -----        --------        --           ---        -----

BALANCE AS AT 31 DECEMBER, 2004          1,984             162        161              68        76           639        3,090
                                         =====        ========      =====        ========        ==           ===        =====

                                               [LOGO]  [CHINESE CHARACTERS]  143
                                                          CHINA SOUTHERN

                                      Notes to the Financial Statements (Cont'd)
                           (Prepared under PRC Accounting Rules and Regulations)

12    LONG-TERM EQUITY INVESTMENTS (cont'd)

THE COMPANY (cont'd)

INVESTMENTS IN ASSOCIATED COMPANIES

                                                              SICHUAN AIRLINES
                                                SA               CORPORATION
                                              FINANCE              LIMITED        OTHERS         TOTAL
                                            RMB million         RMB million     RMB million   RMB million
                                            -----------       ----------------  -----------   -----------
Attributable equity interest:
   Direct                                       32%                   39%
Initial investment costs
   (as at 1 January, 2004)                     127                   137             78            342
                                               ===                   ===             ==            ===
Balance as at 1 January, 2004                  134                   164             13            311
Add: Additions                                   -                     -              9              9
     Adjustment under the equity
        accounting method                       (8)                   55              3             50
Less: Dividends received                         -                    10              2             12
     Disposals                                   -                     -              1              1
                                               ---                   ---             --            ---

BALANCE AS AT 31 DECEMBER, 2004                126                   209             22            357
                                               ===                   ===             ==            ===

Note: The principal accounting policies of Sichuan Airlines are different from the Company's. The major difference is on the accounting policies of repairs and maintenance expenses. Repairs and maintenance expenses of rotables are expensed as and when incurred in the Company's financial statements whereas such expenses are capitalised and amortised over 6 years in Sichuan Airlines' financial statements. Repairs and maintenance expense of aircraft and engines are expensed as and when incurred in the Company's financial statements whereas such expenses are capitalised and amortised over 1-10 years in Sichuan Airlines' financial statements.

144  CHINA SOUTHERN AIRLINES COMPANY LIMITED  2004 ANNUAL REPORT

(Prepared under PRC Accounting Rules and Regulations)

12    LONG-TERM EQUITY INVESTMENTS (cont'd)

THE COMPANY (cont'd)

INVESTMENTS IN JOINTLY CONTROLLED ENTITIES

                                                      GUANGZHOU                          BEIJING
                                                      AIRCRAFT                          SOUTHERN
                                                     MAINTENANCE         MTU             GROUND
                                                     ENGINEERING     MAINTENANCE        SERVICES
                                   CHINA POSTAL       COMPANY          ZHUHAI           COMPANY
                                 AIRLINES LIMITED     LIMITED         CO. LTD.          LIMITED           TOTAL
                                     RMB million     RMB million     RMB million       RMB million     RMB million
                                 ----------------    -----------     -----------       -----------     -----------
Attributable equity interest:
   Direct                                   49%             50%             50%               50%
Period of operations                  15 years        40 years        30 years          16 years
Initial investment costs
   (as at 1 January, 2004)                 150              87             261                 -           498
                                      ========        ========        ========          ========           ===
Balance as at 1 January, 2004              129             333             182                 -           644
Add:Additions                                -               -               -                 9             9
    Adjustment under the equity
    accounting method                      (38)             34             (35)               (4)          (43)
                                      --------        --------        --------          --------           ---
BALANCE AS AT 31 DECEMBER, 2004             91             367             147                 5           610
                                      ========        ========        ========          ========           ===

The Group's and the Company's investments in the above companies are not subject to any restrictions on realisation of the investments and remittance of the investment returns.

At 31 December, 2004, the Group's and the Company's other investments in stocks are analysed as follows:

                                                                                      INITIAL
                                                            NUMBER     PERCENTAGE    INVESTMENT
                                      TYPE OF              OF SHARES   OF EQUITY        COST        2004         2003
NAME OF INVESTEES                    INVESTMENT              HELD     INTEREST HELD RMB million  RMB MILLION  RMB million
                                  -------------------     ----------  ------------- -----------  -----------  -----------
THE COMPANY:
   Hainan Meilan International
     Airport Co., Ltd.            Ordinary shares            925,000      0.37%          -            -             1

SUBSIDIARIES:
   Travelsky Technology Limited   Legal person shares     21,924,500       2.5%         33           33            33
   China Pacific Insurance Co.    Ordinary shares         10,000,000       0.5%         13           13            13
   Ltd.
   Bank of Communications         Ordinary shares          7,480,000     0.008%         11           11            10
   Others                                                                                             5             -
                                                                                                     --            --

                                                                                                     62            57
                                                                                                     ==            ==

                                               [LOGO]  [CHINESE CHARACTERS]  145
                                                          CHINA SOUTHERN

                                      Notes to the Financial Statements (Cont'd)
                           (Prepared under PRC Accounting Rules and Regulations)

12    LONG-TERM EQUITY INVESTMENTS (cont'd)

At 31 December, 2004, the Group's and the Company's other equity investments are analysed as follows:

                                                            INITIAL                     AS AT 31      AS AT 31
                                            INVESTMENT    INVESTMENT    PERCENTAGE      DECEMBER,     DECEMBER,
NAME OF INVESTEES                             PERIOD         COST       OF EQUITY         2004          2003
                                             (Years)      RMB million  INTEREST HELD   RMB MILLION   RMB million
                                            ----------    -----------  -------------   -----------   -----------
THE COMPANY:
   Haikou Meilan Airport International Co.,          -       100            7.4%           100           100
   Ltd.
   CITIC Offshore Helicopter Co., Ltd                         69              6%            69             -
   Hunan Southern Airlines Travel
     Service Co., Ltd (Note)                  10 years         1             54%             1             1
                                                                                           ---           ---

                                                                                           170           101
                                                                                           ---           ---
SUBSIDIARIES:
   Xiamen Aviation Industry Co. Ltd.                 -        20             10%            20            20
   CAAC Express Ltd                                  -         8           4.29%             8             8
   Xiamen Soccer Club                                -         3           4.94%             3             3
   China Aircraft Services Ltd.                      -         2              1%             2             2
   Guangzhou International Logistics
     Company Limited (Note)                   10 years         2             51%             2             -
   Zhuhai Air-Express Co., Ltd. (Note)               -         1             30%             1             1
   Guilin Guangsheng Development
     Co., Ltd (Note)                          10 years         1             30%             1             1
   Guangzhou Baiyun International Express
     Customs Supervision Co., Ltd. (Note)            -         2             55%             -             2
   Other                                                                                     5             5
                                                                                           ---           ---

                                                                                            42            42
                                                                                           ---           ---

Total                                                                                      212           143
                                                                                           ===           ===

Note: The impact of these companies on the Group's results for the year was not material. Accordingly, they have been accounted for under cost method (Note 50). Whilst the Group holds more than 50% equity interest in certain of these companies, their financial statements are not consolidated in the Group's financial statements because their aggregate assets, liabilities and results of operations had no significant effect to the Group.

At 31 December, 2004, the proportion of the total amount of the Group's and the Company's long-term equity investments to the net assets was 6% and 36% respectively (2003: 5% and 32% respectively).

146  CHINA SOUTHERN AIRLINES COMPANY LIMITED  2004 ANNUAL REPORT

(Prepared under PRC Accounting Rules and Regulations)

13    FIXED ASSETS

THE GROUP

                                                             AIRCRAFT             OTHER FLIGHT      MACHINERY,
                                                    ---------------------------     EQUIPMENT       EQUIPMENT
                                  LAND USE RIGHTS                  HELD UNDER       INCLUDING       AND MOTOR
                                   AND BUILDINGS       OWNED     FINANCE LEASES  ROTABLE SPARES     VEHICLES         TOTAL
                                    RMB million     RMB million   RMB million      RMB million     RMB million    RMB million
                                  ---------------   -----------  --------------  --------------    -----------    -----------
COST OR VALUATION:

At 1 January, 2004                     3,920          17,222         10,463           7,017           2,276          40,898
Reclassification on exercise
 of purchase options                       -             550           (550)              -               -               -
Additions through the CNA/XJA
 Acquisitions                            907           5,206          4,492           1,753             490          12,848
Additions                                346           4,156              -             629             191           5,322
Transferred from construction
 in progress                           2,730               -              -               -             266           2,996
Reclassification (Note 18)              (408)              -              -               -               -            (408)
Disposals                                (28)              -              -             (76)           (226)           (330)
                                       -----          ------         ------           -----           -----          ------

AT 31 DECEMBER, 2004                   7,467          27,134         14,405           9,323           2,997          61,326

ACCUMULATED DEPRECIATION:

At 1 January, 2004                       697           3,192          2,605           3,691           1,318          11,503
Reclassification on exercise
 of purchase options                       -             183           (183)              -               -               -
Charge for the year                      166             955            472             656             246           2,495
Reclassification (Note 18)               (44)              -              -               -               -             (44)
Written back on disposal                 (17)              -              -             (66)           (165)           (248)
                                       -----          ------         ------           -----           -----          ------

AT 31 DECEMBER, 2004                     802           4,330          2,894           4,281           1,399          13,706

NET BOOK VALUE:
AT 31 DECEMBER, 2004                   6,665          22,804         11,511           5,042           1,598          47,620
                                       =====          ======         ======           =====           =====          ======

At 31 December, 2003                   3,223          14,030          7,858           3,326             958          29,395
                                       =====          ======         ======           =====           =====          ======

                                               [LOGO]  [CHINESE CHARACTERS]  147
                                                           CHINA SOUTHERN

                                      Notes to the Financial Statements (Cont'd)
                           (Prepared under PRC Accounting Rules and Regulations)

13    FIXED ASSETS (cont'd)

THE COMPANY

                                                             AIRCRAFT             OTHER FLIGHT     MACHINERY,
                                                   ----------------------------     EQUIPMENT      EQUIPMENT
                                  LAND USE RIGHTS                  HELD UNDER       INCLUDING      AND MOTOR
                                   AND BUILDINGS      OWNED      FINANCE LEASES  ROTABLE SPARES     VEHICLES         TOTAL
                                    RMB million    RMB million     RMB million     RMB million    RMB million     RMB million
                                  ---------------  -----------   --------------  --------------   -----------     -----------
COST OR VALUATION:

At 1 January, 2004                     1,879          12,868         10,463           5,396          1,189          31,795
Reclassification on exercise
 of purchase options                       -             550           (550)              -              -               -
Additions through the CNA/XJA
 Acquisitions                            722           5,206          4,492           1,745            441          12,606
Additions                                 77           3,509              -             327             51           3,964
Transferred from construction
 in progress                           1,663               -              -               -            235           1,898
Reclassification (Note 18)              (301)              -              -               -              -            (301)
Disposals                                (23)              -              -               -            (40)            (63)
                                       -----          ------         ------           -----          -----          ------

AT 31 DECEMBER, 2004                   4,017          22,133         14,405           7,468          1,876          49,899

ACCUMULATED DEPRECIATION:

At 1 January, 2004                       346           2,231          2,605           3,073            717           8,972
Reclassification on exercise
 of purchase options                       -             183           (183)              -              -               -
Charge for the year                      120             744            472             418            126           1,880
Reclassification (Note 18)               (32)              -              -               -              -             (32)
Written back on disposal                 (10)              -              -               -            (35)            (45)
                                       -----          ------         ------           -----          -----          ------

AT 31 DECEMBER, 2004                     424           3,158          2,894           3,491            808          10,775

NET BOOK VALUE:
AT 31 DECEMBER, 2004                   3,593          18,975         11,511           3,977          1,068          39,124
                                       =====          ======         ======           =====          =====          ======

At 31 December, 2003                   1,533          10,637          7,858           2,323            472          22,823
                                       =====          ======         ======           =====          =====          ======

At 31 December, 2004, no provision for the impairment losses for fixed assets of the Group and Company was necessary.

At 31 December, 2004, the net book values of the fully depreciated fixed assets of the Group and the Company in use were RMB54 million and RMB38 million respectively (2003: RMB60 million and RMB43 million repectively).

The period of land use rights granted ranged from 30 to 70 years. As at 31 December, 2004, the remaining unamortised period ranged from 16 years to 64 years.

148  CHINA SOUTHERN AIRLINES COMPANY LIMITED   2004 ANNUAL REPORT

(Prepared under PRC Accounting Rules and Regulations)

13    FIXED ASSETS (cont'd)

At 31 December, 2004, certain aircraft and other flight equipment of the Group and the Company were mortgaged under certain bank loans and finance lease agreements (see Notes 29 and 30). The net book value of these fixed assets is analysed as follows:

                                            THE GROUP                  THE COMPANY
                                        2004          2003          2004          2003
                                    RMB MILLION    RMB million   RMB MILLION   RMB million
                                    -----------    -----------   -----------   -----------
Aircraft
 Mortgaged under bank loans            11,927         6,719        10,179         4,939
 Mortgaged under finance leases        11,511         7,857        11,511         7,857
                                       ------        ------        ------        ------

Sub-total                              23,438        14,576        21,690        12,796

Other flight equipment
 Mortgaged under bank loans                 7            26             -             -
                                       ------        ------        ------        ------

Total                                  23,445        14,602        21,690        12,796
                                       ======        ======        ======        ======

At 31 December, 2004, the net book value of the Company's fixed assets leased out under operating leases are analysed as follows:

                                                    THE COMPANY
                                                2004            2003
                                             RMB MILLION    RMB million
                                             -----------    -----------
Land use rights and buildings                    142            147
Other flight equipment                           131            178
                                                 ---            ---

                                                 273            325
                                                 ===            ===

The Company entered into two separate arrangements (the "Arrangements") with certain independent third parties during each of 2002 and 2003, under each of the Arrangements, the Company sold an aircraft and then immediately leased back the aircraft. As agreed, the lease payment obligations, with pre-determined net present values, were to be satisfied solely out of the sale proceeds and such amounts have been placed irrevocably by the Company in form of deposits and debt securities in favour of the lessors. The Company has an option to purchase the aircraft at a pre-determined date and the agreed purchase price is to be satisfied by the balance of the deposits and debt securities outstanding at that date. In the event that the lease agreements are early terminated by the Company, the Company is liable to pay a pre-determined penalty to the lessors. As long as the Company complies with the lease agreements, the Company is entitled to the continued possession and operation of the aircraft. Since the Company retains substantially all the risks and rewards incident to ownership of the aircraft and enjoys substantially the same rights to their use as before the Arrangements, no adjustment has been made to the fixed assets. As at 31 December, 2004, the net present value of the lease commitments and the corresponding defeased deposits and debt securities amounted to RMB2,462 million (2003: RMB 2,409 million). As a result of the Arrangements, the Company received net cash benefits which were recognised as income in the relevant period.

                                               [LOGO]  [CHINESE CHARACTERS]  149
                                                          CHINA SOUTHERN

                                      Notes to the Financial Statements (Cont'd)
                           (Prepared under PRC Accounting Rules and Regulations)

 14    CONSTRUCTION MATERIALS

The Group's and the Company's construction materials mainly represented the materials to be used for construction projects

15    CONSTRUCTION IN PROGRESS

                                               BALANCE                ADDITIONS                BALANCE
                                               AS AT 1               THROUGH THE  TRANSFERRED  AS AT 31
                                               JANUARY,                CNA/XJA     TO FIXED    DECEMBER,
PROJECT                            BUDGET       2004       ADDITION  ACQUISITIONS   ASSETS        2004    PERCENTAGE    SOURCE OF
                                 RMB million RMB million RMB million RMB million  RMB million RMB million OF PROGRESS    FUNDING
                                 ----------- ----------- ----------- ------------ ----------- ----------- ----------- --------------
THE COMPANY:

 Guangzhou new airport base         3,450       1,378         400          -        (1,778)          -
 Hubei catering building               31          28           3          -           (31)          -
 Zhengzhou ticket selling office       49          22           -          -           (22)          -
 Material and engineering system       39          21           1          -             -          22         56%    Self-financing
 Guangzhou new airport
  supporting area                      89           -          55          -             -          55         62%    Self-financing
 Henan office building                 19          14           5                      (19)          -
 B777 engine upgrading project         95          12           6          -             -          18         19%    Self-financing
 Shenzhen cargo centre                 40           -          22          -             -          22         55%    Self-financing
 Pilot quarters                         -           8           2          -           (10)          -
 Integrated office tower               18          12           3          -           (15)          -
 Motor vehicle warehouse               24          12           8          -           (20)          -
 Others                               120          36          47         22            (3)        102                Self-financing
                                    -----       -----       -----        ---        ------         ---         --

COMPANY TOTAL                       3,974       1,543         552         22        (1,898)        219

SUBSIDIARIES:

 Guangzhou new cargo centre         1,275         182         975          -          (854)        303         91%    35% bank loans
 Fuzhou Chang Le airport
  facilities                          157          14          12          -            (6)         20         17%    Self-financing
 Others                               210          40          50          4           (26)         68                Self-financing
                                    -----       -----       -----        ---        ------         ---         --

SUBSIDIARY TOTAL                    1,642         236       1,037          4          (886)        391

JOINTLY CONTROLLED ENTITIES:

 Guangzhou new airport base           430         151          67          -          (205)         13         51%    Self-financing
 Others                                13           7           3          -            (7)          3                Self-financing
                                    -----       -----       -----        ---        ------         ---         --

JOINTLY CONTROLLED ENTITY TOTAL       443         158          70          -          (212)         16
                                    -----       -----       -----        ---        ------         ---

GROUP TOTAL                         6,059       1,937       1,659         26        (2,996)        626
                                    =====       =====       =====        ===        ======         ===

At 31 December, 2004, the Group and the Company did not have any provision for the impairment of construction in progress.

150  CHINA SOUTHERN AIRLINES COMPANY LIMITED  2004 ANNUAL REPORT

(Prepared under PRC Accounting Rules and Regulations)

15    CONSTRUCTION IN PROGRESS (cont'd)

The Group's borrowing costs capitalised in the construction in progress for the year are as follows:

                                      2004              2003
                                   RMB MILLION       RMB million
                                   -----------       -----------
Borrowing cost capitalised             23                83
                                       ==                ==

The interest rates at which the Group's and the Company's borrowing costs were capitalised during the year ranged from 1.51% to 3.48% (2003: 1.62% to 5.46%) per annum.

16    LEASE AND EQUIPMENT DEPOSITS

                                                     THE GROUP                                THE COMPANY
                                               2004                2003                2004                 2003
                                        ORIGINAL           Original             ORIGINAL            Original
                                        CURRENCY    RMB    currency    RMB      CURRENCY     RMB    currency     RMB
                                         MILLION  MILLION   million  million     MILLION   MILLION  million    million
                                        --------  -------  --------  -------    --------   -------  --------   -------
Advance payments for purchase
  of aircraft (US$)                       560      4,640      304     2,516        486      4,024      229      1,900

Rental deposits for aircraft under
  operating leases (US$)                   92        757       50       417         75        650       40        329
                                          ---      -----      ---     -----        ---      -----      ---      -----

                                                   5,397              2,933                 4,674               2,229
                                                   =====              =====                 =====               =====

Pursuant to aircraft purchase agreements, the Group is generally required to pay a deposit equal to approximately 30% of the purchase price of the aircraft to aircraft manufacturers six months prior to delivery.

Pursuant to aircraft operating lease agreements, the Group and the Company are generally required to pay lessors rental deposits equal to approximately three months' rentals.

                                               [LOGO]  [CHINESE CHARACTERS]  151
                                                          CHINA SOUTHERN

                                      Notes to the Financial Statements (Cont'd)
                           (Prepared under PRC Accounting Rules and Regulations)

17    LONG-TERM DEFERRED EXPENDITURE

                                                  THE GROUP     THE COMPANY
                                                 RMB million    RMB million
                                                 -----------    -----------
COST:

 At 1 January, 2004                                   65             36
 Additions                                            17              2
 Additions through the CNA/XJA Acquisitions          103            102
 Write off                                           (21)           (20)
                                                     ---            ---

 AT 31 DECEMBER, 2004                                164            120
                                                     ---            ---

ACCUMULATED AMORTISATION:

 At 1 January, 2004                                   39             19
 Amortisation for the year                            15             12
 Write off                                           (21)           (20)
                                                     ---            ---

 AT 31 DECEMBER, 2004                                 33             11

CARRYING VALUE:

 AT 31 DECEMBER, 2004                                131            109
                                                     ===            ===

 At 31 December, 2003                                 26             17
                                                     ===            ===

Long-term deferred expenditure mainly comprises custom duties and other direct costs incurred in respect of the Group's and the Company's operating leased aircraft upon the inception of their respective leases. The balance is amortised on a straight-line basis over the lease period of the aircraft.

At 31 December, 2004, the remaining unamortised period ranged from 2 to 3 years.

152  CHINA SOUTHERN AIRLINES COMPANY LIMITED  2004 ANNUAL REPORT

(Prepared under PRC Accounting Rules and Regulations)

18    INTANGIBLE ASSETS

                                                 THE GROUP   THE COMPANY
                                                RMB million  RMB million
                                                -----------  -----------
COST:

 Balance as at 1 January, 2004                        -            -
 Reclassification (Note 13)                         408          301
 Additions                                          102           26
 Additions through the CNA/XJA Acquisitions           9            6
                                                    ---          ---

 BALANCE AS AT 31 DECEMBER, 2004                    519          333
                                                    ---          ---

ACCUMULATED AMORTISATION:

 Balance as at 1 January, 2004                        -            -
 Reclassification (Note 13)                          44           32
 Charge for the year                                  8            5
                                                    ---          ---

 BALANCE AS AT 1 DECEMBER, 2004                      52           37
                                                    ---          ---

CARRYING VALUE:

 AT 31 DECEMBER, 2004                               467          296
                                                    ===          ===

 At 31 December, 2003                                 -            -
                                                    ===          ===

During 2004, the Group reclassified land use rights not yet commenced developments or constructions from fixed assets to intangible assets pursuant to "Accounting Regulations for Business Enterprises". In addition, the Group reclassified land use rights acquired before 1 January, 2001 from fixed assets to intangible assets pursuant to "Questions and Answers on Implementing Accounting Regulations for Business Enterprises and Related Accounting Standards" as set out in notice "Cai Kua [2001] No. 43".

19    LONG-TERM RECEIVABLES

Long-term receivables represent insurance premiums deposited with a PRC insurance company. Pursuant to the relevant insurance agreement, the insurance premiums will be fully refunded to the Group upon the expiry of the agreement in 2007.

                                               [LOGO]  [CHINESE CHARACTERS]  153
                                                         CHINA SOUTHERN

                                      Notes to the Financial Statements (Cont'd)
                           (Prepared under PRC Accounting Rules and Regulations)

20    SHORT-TERM LOANS

The Group's and the Company's short term loans are analysed as follows:

                                            THE GROUP                             THE COMPANY
                                    2004                  2003                2004               2003
                             ORIGINAL             Original             ORIGINAL           Original
                             CURRENCY    RMB      currency     RMB     CURRENCY    RMB    currency    RMB
                             MILLION   MILLION     million   million   MILLION   MILLION   million  million
                             --------  -------    --------   -------   --------  -------  --------  -------
Unsecured loans
   US Dollars                     682    5,650         709     5,867        678    5,612       659    5,458
   Hong Kong Dollars            2,678    2,842         194       207      2,678    2,842         -        -
   Renminbi                              1,270                   120                 766                120
                                       -------               -------             -------            -------

Sub-total                                9,762                 6,194               9,220              5,578
                                       -------               -------             -------            -------
Guaranteed loans
   Renminbi                                411                   235                   -                  -
                                       -------               -------             -------            -------

Sub-total                                  411                   235                   -                  -
                                       -------               -------             -------            -------

Total                                   10,173                 6,429               9,220              5,578
                                       =======               =======             =======            =======

The guaranted loans were guaranteed by the following parties:

                                                  THE GROUP                THE COMPANY
                                              2004         2003          2004           2003
                                          RMB MILLION   RMB million   RMB MILLION    RMB million
                                          -----------   -----------   -----------    -----------
CSAHC                                         411            151           -               -
Guangzhou Baiyun International
   Airport Company Limited                      -             63           -               -
Shenzhen Yingshun Investment
   Development Company Limited                  -             21           -               -
                                              ---            ---          --              --

                                              411            235           -               -
                                              ===            ===          ==              ==

At 31 December, 2004, the Group's and the Company's weighted average interest rates on short-term borrowings were 1.6% and 1.56% per annum respectively (2003:
1.76% and 1.65% per annum respectively).

At 31 December, 2004, the Group and the Company had no overdue short-term loans (2003: Nil).

There were no short-term loans payable to shareholders who hold 5% or more of the voting rights of the Company.

154  CHINA SOUTHERN AIRLINES COMPANY LIMITED  2004 ANNUAL REPORT

(Prepared under PRC Accounting Rules and Regulations)

21    BILLS PAYABLE

THE GROUP

                                  2004                  2003
                           RMB MILLION    %     RMB million     %
                           -----------  ------  -----------   ------
Bank accepted bills              72      52.6%        2         0.4%
Commercial bills                 65      47.4%      446        99.6%
                                ---     -----       ---       -----

                                137     100.0%      448       100.0%
                                ===     =====       ===       =====

THE COMPANY

                                   2004                 2003
                           RMB MILLION     %    RMB million     %
                           -----------  ------  -----------   ------
Bank accepted bills              71      52.2%        2         0.4%
Commercial bills                 65      47.8%      436        99.6%
                                ---     -----       ---       -----

                                136     100.0%      438       100.0%
                                ===     =====       ===       =====

All bills payable are due within one year.

There were no bills payable to shareholders who hold 5% or more of the voting rights of the Company.

22    TRADE PAYABLES

The ageing analysis of trade payables is as follows:

                                                   THE GROUP                      THE COMPANY
                                               2004         2003               2004         2003
                                           RMB MILLION    RMB million      RMB MILLION   RMB million
                                           -----------    -----------      -----------   -----------
Within 3 months                               1,871         1,018              1,715         909
Over 3 months but within 6 months               349           278                301         231
Over 6 months                                   380           371                315         308
                                              -----         -----              -----       -----

                                              2,600         1,667              2,331       1,448
                                              =====         =====              =====       =====

Except for the balances disclosed in Note 46, there were no trade payables to shareholders who hold 5% or more of the voting rights of the Company in the balance of trade payables.

At 31 December, 2004, the Group and the Company had no individual significant trade payables aged over three years.

                                               [LOGO]  [CHINESE CHARACTERS]  153
                                                          CHINA SOUTHERN

                                      Notes to the Financial Statements (Cont'd)
                           (Prepared under PRC Accounting Rules and Regulations)

23    SALES IN ADVANCE OF CARRIAGE

Sales in advance of carriage represent the proceeds from sales of the Group's and the Company's air tickets in advance of carriage. The sales in advance of carriage are aged within one year.

There were no payable to shareholders who hold 5% or more of the voting rights of the Company in the balance of sales in advance of carriage.

24    CAAC INFRASTRUCTURE DEVELOPMENT FUND PAYABLE

                                                  THE GROUP               THE COMPANY
                                               2004        2003         2004         2003
                                           RMB MILLION  RMB million  RMB MILLION  RMB million
                                           -----------  -----------  -----------  -----------
At 1 January, 2004                             354         281           293          201
Add: Amount payable for the year               433         251           303          168
     Additions through the
      CNA/XJA Acquisitions                      37           -            37            -
Less: Payments during the year                 662         178           525           76
                                               ---         ---           ---          ---

At 31 December, 2004                           162         354           108          293
                                               ===         ===           ===          ===

25    OTHER CREDITORS

Other creditors represent payables for education surcharge.

26    OTHER PAYABLES

Except for the balances disclosed in Note 46, there were no payables to shareholders who hold 5% or more of the voting rights of the Company in the balance of other payables.

At 31 December, 2004, the Group and the Company had no individual significant other payables aged over three years.

156  CHINA SOUTHERN AIRLINES COMPANY LIMITED  2004 ANNUAL REPORT

(Prepared under PRC Accounting Rules and Regulations)

27    ACCRUED EXPENSES

                                                    THE GROUP               THE COMPANY
                                                  2004       2003         2004       2003
                                                  RMB        RMB          RMB        RMB
                                       Notes    MILLION     million      MILLION    million  Reason for accrual
                                       -----    -------     -------      -------    -------  --------------------
Custom duties and value-added tax       (a)          71         337           45        103  Accrued but not paid
Landing and take-off fees               (b)       1,383         826        1,100        585  Accrued but not paid
Aircraft and engine repair charges      (b)         901         242          983        253  Accrued but not paid
Staff housing allocations and
   lump sum housing allowances          (c)         145         215          145        215  Accrued but not paid
Interest expense                        (d)         249         158          229        138  Accrued but not paid
Jet fuel expenses                       (b)         377         255          226        118  Accrued but not paid
Sales commissions and bonuses                        14          62           14         62  Accrued but not paid
Air catering expenses                   (b)          98         114          118        134  Accrued but not paid
Provision for major overhauls
   - current portion (Note 31)                       75          11           62          -  Accrued but not paid
Seat reservation charges                            144          55          100         42  Accrued but not paid
Aircraft insurance premiums                          13           -            3          -  Accrued but not paid
Operating lease rentals                              25          18           15         15  Accrued but not paid
Other expenses                                      234          94          151         18  Accrued but not paid
                                                -------     -------      -------    -------

Total                                             3,729       2,387        3,191      1,683
                                                =======     =======      =======    =======

Notes:

(a)   CUSTOM DUTIES AND VALUE-ADDED TAX

Custom duties and value-added tax mainly represent custom duties and value-added tax payable by the Group in connection with purchases of aircraft. These custom duties and value-added tax payable have been capitalised as part of the aircraft's costs. The Group is required to pay the customs duties and value-added tax by instalments.

(b) LANDING AND TAKE-OFF FEES, AIRCRAFT AND ENGINE REPAIR EXPENSES, JET FUEL EXPENSES AND AIR CATERING EXPENSES

The transaction volumes and amounts involved for landing and take-off fees, aircraft and engine repair expenses, jet fuel expenses and air catering expenses are significant. Their settlements generally take two to three months. Therefore, such expenses were accrued in the year to which they related in order to match with revenue.

(c)   STAFF HOUSING ALLOCATIONS AND LUMP SUM HOUSING ALLOWANCES

Pursuant to Cai Kuai Zi[2001] No. 5 issued by the MOF, staff housing allocation charges and lump sum housing allowances payable to employees who joined the Company before 1998 but not yet allocated with staff housing were recorded as accrued expenses. These expenses were debited against retained earnings at the beginning of 2001.

                                               [LOGO]  [CHINESE CHARACTERS]  157
                                                          CHINA SOUTHERN

                                      Notes to the Financial Statements (Cont'd)
                           (Prepared under PRC Accounting Rules and Regulations)

27    ACCRUED EXPENSES (cont'd)

Notes: (cont'd)

(d)   INTEREST EXPENSE

Interest expense accrual was mainly from finance lease obligations and loans relating to the purchases of aircraft. The Group is generally required to repay the principal and interest once every three or six months. Therefore, interest expense was accrued in the year to which this is related.

28    LONG-TERM LIABILITIES DUE WITHIN ONE YEAR

                                 THE GROUP                          THE COMPANY
                            2004             2003               2004               2003
                    ORIGINAL          Original           ORIGINAL           Original
                    CURRENCY    RMB   currency    RMB    CURRENCY     RMB    curreny   RMB
                     MILLION  MILLION  million  million   MILLION   MILLION  million million
                    --------  ------- --------  -------  --------   ------- -------- -------
Long-term loans
   due within one
   year (Note 29)
Guaranteed (RMB)                   1                 2                    -               -
Unsecured (RMB)                   16                64                    -               -
Unsecured (US$)        10         82       -         -      10           82      -        -
Mortgaged and
   guaranteed (US$)    60        496      74       610      31          254     46      381
Mortgaged (US$)       119        989       2        12      94          780      -        -
Mortgaged (RMB)                   26                 -                   26               -
                               -----               ---                -----             ---

Sub-total                      1,610               688                1,142             381
                               -----               ---                -----             ---
Obligations under
finance leases due
   within one
   year (Note 30)
Mortgaged and
   guaranteed
   - US Dollars       246      2,032     135     1,120     246        2,032    135    1,120
   - Japanese Yen     615         49   2,298       178     615           49  2,298      178
                      ---      -----   -----     -----     ---        -----  -----    -----

Sub-total                      2,081             1,298                2,081           1,298
                               -----             -----                -----           -----

Total                          3,691             1,986                3,223           1,679
                               =====             =====                =====           =====

158  CHINA SOUTHERN AIRLINES COMPANY LIMITED  2004 ANNUAL REPORT

(Prepared under PRC Accounting Rules and Regulations)

29    LONG-TERM LOANS

THE GROUP

                                                                   2004                  2003
                                                            ORIGINAL             Original
                                                            CURRENCY     RMB     currency     RMB
      INTEREST RATE (AT 31 DECEMBER, 2004)                  MILLION    MILLION   million     million
--------------------------------------------------          --------   -------   --------    -------
RENMINBI LOANS:

Fixed interest rates ranging from 4.80% to
   6.03% per annum, with maturities through 2009.                        1,687                    77

Non-interest bearing loan from a municipal
   government authority, repayable in 2005.                                  3                     3

Floating interest rates ranging from 4.94% to
   5.76% per annum, with maturities through 2014.                        1,217                    76

US DOLLAR LOANS:

Floating interest rates ranging from 3 months
   LIBOR+0.65% to 0.9% per annum, with maturities
   through 2011.                                              212        1,753       -             -

Floating interest rates ranging from 6 months
   LIBOR+0.3% to 1.2% per annum, with maturities
   through 2014.                                              796        6,589     325         2,686

Fixed interest rates ranging from 2.18% to
   8.35% per annum, with maturities through 2011.             323        2,676     317         2,626

HK DOLLAR LOANS:

Floating interest rates ranging from 3 months
   HIBOR+1.32% to 2.05% per annum,
   with maturities through 2005.                                9            9       -             -
                                                              ---       ------     ---         -----

                                                                        13,934                 5,468

Less: Current portion of long-term loans (Note 28)                      (1,610)                 (688)
                                                                        ------                 -----

                                                                        12,324                 4,780
                                                                        ======                 =====

                                               [LOGO]  [CHINESE CHARACTERS]  159
                                                          CHINA SOUTHERN

                                      Notes to the Financial Statements (Cont'd)
                           (Prepared under PRC Accounting Rules and Regulations)

29    LONG-TERM LOANS (cont'd)

THE COMPANY

                                                                   2004                  2003
                                                            ORIGINAL             Original
                                                            CURRENCY     RMB     currency     RMB
      INTEREST RATE (AT 31 DECEMBER, 2004)                  MILLION    MILLION   million     million
--------------------------------------------------          --------   -------   --------    -------
RENMINBI LOANS:

Fixed interest rates ranging from 4.80% to
   6.03% per annum, with maturities through 2009.                          135                     -

Floating interest rates ranging from 4.94% to
   5.76% per annum, with maturities through 2014.                        1,217                     -

US DOLLAR LOANS:

Floating interest rates ranging from 3 months
   LIBOR+0.65% to 0.9% per annum, with maturities
   through 2011.                                               172       1,426          -          -

Floating interest rates ranging from 6 months
   LIBOR+0.3% to 1.2% per annum, with maturities
   through 2014.                                               795       6,578        302      2,505

Fixed interest rates ranging from 2.18% to
   8.35% per annum, with maturities through 2011.              281       2,326        187      1,546
                                                               ---      ------        ---      -----

                                                                        11,682                 4,051

Less: Current portion of long-term loans (Note 28)                      (1,142)                 (381)
                                                                        ------                 -----

                                                                        10,540                 3,670
                                                                        ======                 =====

The long-term loans by borrowing terms are analysed as follows:

                                                                   2004                  2003
                                                              RMB        RMB       RMB         RMB
                                                            MILLION    million    MILLION    million
                                                            --------   -------   --------    -------
Unsecured loans                                                4,538        85      4,459          -
Guaranteed loans                                               2,424       430      1,812        229
Mortgaged loans                                                4,800     2,388      4,240      2,324
Mortgaged and guaranteed loans                                 2,172     2,565      1,171      1,498
                                                              ------     -----     ------      -----

                                                              13,934     5,468     11,682      4,051
                                                              ======     =====     ======      =====

160  CHINA SOUTHERN AIRLINES COMPANY LIMITED  2004 ANNUAL REPORT

(Prepared under PRC Accounting Rules and Regulations)

29    LONG-TERM LOANS (cont'd)

The guaranteed loans were guaranteed by the following parties:

                                                                 THE GROUP                  THE COMPANY
                                                            2004           2003         2004           2003
                                                         RMB MILLION   RMB million   RMB MILLION    RMB million
                                                         -----------   -----------   -----------    -----------
CSAHC                                                       2,415           420          1,812          229
SA Finance                                                      9            10              -            -
                                                            -----           ---          -----          ---

                                                            2,424           430          1,812          229
                                                            =====           ===          =====          ===

The mortgaged and guaranteed loans were secured by mortgages over certain of the Group's and the Company's aircraft (Note 13), and were guaranteed by the following parties:

                                                                 THE GROUP                  THE COMPANY
                                                            2004           2003         2004           2003
                                                         RMB MILLION   RMB million   RMB MILLION    RMB million
                                                         -----------   -----------   -----------    -----------
Export-Import Bank of
   the United States                                        1,732          2,208          969          1,236
Bank of China                                                 291            357           53            262
The Industrial and Commercial
   Bank of China                                              149              -          149              -
                                                            -----          -----        -----          -----

                                                            2,172          2,565        1,171          1,498
                                                            =====          =====        =====          =====

The mortgaged loans were secured by mortgages over certain of the Group's and the Company's aircraft and other flight equipment (Note 13).

The maturity analysis of the long-term loans is as follows:

                                                                 THE GROUP                  THE COMPANY
                                                            2004           2003         2004           2003
                                                         RMB MILLION   RMB million   RMB MILLION    RMB million
                                                         -----------   -----------   -----------    -----------
Balance due:
   Within one year                                          1,610           688         1,142            381
   In the second year                                       1,698           683         1,476            402
   In the third year                                        4,436           488         3,817            257
   After the third year                                     6,190         3,609         5,247          3,011
                                                           ------         -----        ------          -----

                                                           13,934         5,468        11,682          4,051
                                                           ======         =====        ======          =====

There were no payables to shareholders who hold 5% or more of the voting rights of the Company in the balance of long-term loans.

                                               [LOGO]  [CHINESE CHARACTERS]  161
                                                          CHINA SOUTHERN

                                      Notes to the Financial Statements (Cont'd)
                           (Prepared under PRC Accounting Rules and Regulations)

30    OBLIGATIONS UNDER FINANCE LEASES

THE GROUP AND THE COMPANY

                                                                               2004                2003
                                                                            RMB MILLION         RMB million
                                                                            -----------         -----------
At 1 January,                                                                  6,841               8,198
Add:  Additions through the CNA/XJA Acquisitions                               6,001                   -
      Effect due to fluctuations of foreign exchange rates                        49                 198
Less: Payments during the year                                                 1,272               1,555
                                                                              ------               -----

At 31 December,                                                               11,619               6,841
Less: Balance due within one year (Note 28)                                    2,081               1,298
                                                                              ------               -----

                                                                               9,538               5,543
                                                                              ======               =====

Obligations under finance leases represent the Group's commitments under finance lease agreements in respect of aircraft and related equipment expiring during from 2005 to 2013. At 31 December, 2004, the weighted average interest rate for obligations under finance leases was 5.50% per annum. Future payment obligations of the Group's and the Company's under finance leases are as follows:

                                                                               2004                2003
                                                                            RMB MILLION         RMB million
                                                                            -----------         -----------
Balance due:
   Within one year                                                             2,081               1,298
   In the second year                                                          2,829               1,066
   In the third year                                                           2,559               1,197
   After the third year                                                        4,150               3,280
                                                                              ------               -----

                                                                              11,619               6,841
                                                                              ======               =====

Under the terms of the leases, the Group has an option to purchase, at or near the end of the lease term, certain aircraft at fair market value and other aircraft at either fair market value or a percentage of the respective lessor's defined cost of the aircraft.

Certain of the Group's and the Company's aircraft and the related insurance policies were pledged to the lessors. The carrying amounts of these aircraft at 31 December, 2004 are disclosed in Note 13.

162   CHINA SOUTHERN AIRLINES COMPANY LIMITED  2004 ANNUAL REPORT

(Prepared under PRC Accounting Rules and Regulations)

30    OBLIGATIONS UNDER FINANCE LEASES (cont'd)

THE GROUP AND THE COMPANY (cont'd)

The Group's and the Company's obligations under finance leases were guaranteed by the following parties:

                                                                               2004                2003
                                                                            RMB MILLION         RMB million
                                                                            -----------         -----------
Bank of China                                                                   7,134               2,577
The Industrial and Commercial Bank of China                                     4,485               4,264
                                                                               ------               -----

                                                                               11,619               6,841
                                                                               ======               =====

At 31 December, 2004, the Group's and the Company's obligations under finance leases analysed by original currencies were as follows:

                                                                 THE GROUP           THE COMPANY
                                                                   2004                 2003
                                                            ORIGINAL             Original
                                                            CURRENCY     RMB     currency     RMB
                                                            MILLION    MILLION   million     million
                                                            --------   -------   --------    -------
US Dollars                                                      698      5,775        478      3,957
Japanese Yen                                                 47,214      3,763     20,532      1,586
                                                             ------      -----     ------      -----

                                                                         9,538                 5,543
                                                                         =====                 =====

Balance due within one year is disclosed in Note 28 to the financial statements.

There was no amount due to shareholders who hold 5% or more of the voting rights of the Company included in the balance of obligations under finance leases.

31    PROVISION FOR MAJOR OVERHAULS

                                                                         THE GROUP     THE COMPANY
                                                                        RMB million    RMB million
                                                                        -----------    -----------
Balance at 1 January, 2004                                                  200            131
                                                                            ---            ---
Including current portion                                                    11              -
                                                                            ---            ---
Add: Provision for the year                                                  89             47
     Additions through the CNA/XJA Acquistions                               70             70
                                                                            ---            ---

Balance at 31 December, 2004                                                359            248
Less: Current portions included in accrued expenses (Note 27)                75             62
                                                                            ---            ---

                                                                            284            186
                                                                            ===            ===

                                               [LOGO]  [CHINESE CHARACTERS]  163
                                                          CHINA SOUTHERN

                                      Notes To The Financial Statements (Cont'd)
                           (Prepared under PRC Accounting Rules and Regulations)

32    DEFERRED CREDITS

THE GROUP AND THE COMPANY

                                                 GAIN ON SALE      REBATES ON       REBATES ON
                                                AND LEASE BACK      AIRCRAFT         AIRCRAFT
                                                 TRANSACTION    OPERATING LEASES  FINANCE LEASES     TOTAL
                                                 RMB million      RMB million       RMB million   RMB million
                                                --------------  ----------------  --------------  -----------
COST:
   At 1 January, 2004                                259               24                 -           283
   Additions through the CNA/XJA Acquistions           -               36                21            57
                                                     ---               --                --           ---

   31 DECEMBER, 2004                                 259               60                21           340
                                                     ---               --                --           ---

ACCUMULATED AMORTISATION:
   At 1 January, 2004                                 48               18                 -            66
   Amortisation for the year                          31                3                 -            34
                                                     ---               --                --           ---

   AT 31 DECEMBER, 2004                               79               21                 -           100
                                                     ---               --                --           ---

CARRYING VALUE:
   AT 31 DECEMBER, 2004                              180               39                21           240
                                                     ===               ==                ==           ===

   At 31 December, 2003                              211                6                 -           217
                                                     ===               ==                ==           ===

Pursuant to certain sale and leaseback arrangements, the Company sold certain aircraft to independent third parties and then entered into operating leases with such parties to lease back the aircraft for a period of eight to nine years. The gain on sale and leaseback arrangements, being the excess of the sale proceeds, which approximated the aircraft's fair value on the date of disposal, over the aircraft's net book value and related disposal costs, was deferred and amortised over the terms of the respective leases.

Pursuant to certain aircraft operating lease arrangements, the Group received cash rebates from the lessors. Such rebates were deferred and amortised over the terms of the respective leases.

Pursuant to certain aircraft finance lease arrangements with independent third parties, the Group received cash rebates from the lessors. Such rebates were deferred and amortised over the terms of the respective leases.

164  CHINA SOUTHERN AIRLINES COMPANY LIMITED  2004 ANNUAL REPORT

(Prepared under PRC Accounting Rules and Regulations)

33    DEFERRED TAXATION

The movements of net deferred tax liabilities/(assets) are as follows:

                                         THE GROUP   THE COMPANY
                                        RMB million  RMB million
                                        -----------  -----------
Balance at 1 January, 2004                  392           63
Less: Reduction for the year (Note 45)     (110)        (118)
                                           ----         ----

BALANCE AT 31 DECEMBER, 2004                282          (55)
                                           ====         ====

The deferred tax liabilities/(assets) were made up of the taxation effects of:

                                                     THE GROUP                THE COMPANY
                                                 2004         2003         2004         2003
                                        Note  RMB MILLION  RMB million  RMB MILLION  RMB million
                                        ----  -----------  -----------  -----------  -----------
Deferred tax assets:
   Tax losses                           (a)        39          223           39          223
   Repairs and maintenance accruals     (b)       129           88          125           93
   Rotables repair charges capitalised  (c)       254          261          195          199
   Accrued expenses                     (d)       143           19          143           19
   Gains on sale and leaseback
     transactions                       (e)        27           32           27           32
   Other                                           18            8           22           11
                                                  ---        -----          ---          ---

   Total deferred tax assets                      610          631          551          577
                                                  ---        -----          ---          ---

Deferred tax liabilities:
   Repairs and maintenance accruals     (b)        74           80            -            -
   Depreciation of fixed assets         (f)       757          873          459          616
   Other                                           61           70           37           24
                                                  ---        -----          ---          ---

   Total deferred tax liabilities                 892        1,023          496          640
                                                  ---        -----          ---          ---

Net deferred tax liabilities/(assets)             282          392          (55)          63
                                                  ===        =====          ===          ===

Notes:

(a)   TAX LOSSES

Pursuant to the relevant tax regulations, taxable losses can be carried forward over a maximum period of five years to be offset against future taxable profits. The deferred tax is recognised based on the unutilised taxable losses and estimated future taxable profits.

(b)   REPAIRS AND MAINTENANCE ACCRUALS

Certain of the Group's and the Company's overhaul expenses were deductible on a cash payment basis for taxation purposes. According to the accounting policies adopted in these financial statements, overhaul expenses are expensed as and when incurred. The Group and the Company recognised the deferred tax for these timing differences.

                                               [LOGO]  [CHINESE CHARACTERS]  165
                                                          CHINA SOUTHERN

                                      Notes To The Financial Statements (Cont'd)
                           (Prepared under PRC Accounting Rules and Regulations)

33    DEFERRED TAXATION (cont'd)

Notes: (cont'd)

(c)   ROTABLES REPAIR CHARGES CAPITALISED

Pursuant to the relevant tax regulations, repair charges for rotables are initially capitalised and amortised over five years for taxation purposes. According to the accounting policies adopted in these financial statements, repair charges for rotables are expensed as and when incurred. The Group and the Company recognised the deferred tax for these timing differences.

(d)   ACCRUED EXPENSES

Certain of the Group's and the Company's expenses are deductible on a cash payment basis for taxation purposes. In the preparation of these financial statements, these expenses are accounted for on an accrual basis. The Group and the Company recognised a deferred tax for these timing differences.

(e)   GAINS ON SALE AND LEASEBACK TRANSACTIONS

Pursuant to the relevant tax regulations, gains on sale and leaseback transactions are taxable in the period they arise. According to the accounting policies adopted in these financial statements, these gains are recorded as deferred credits and amortised over the terms of the leases. The Group and the Company recognised the deferred tax on these timing differences.

(f)   DEPRECIATION OF FIXED ASSETS

Deferred tax was recognised for the timing difference arising from the difference between the aircraft depreciation rates for accounting purposes and the rates used for taxation purposes

34    SHARE CAPITAL

                                                          2004         2003
                                                      RMB MILLION   RMB million
                                                      -----------   -----------
(a) Registered capital:
      2,200,000,000 domestic shares of RMB1.00 each      2,200         2,200
      1,174,178,000 H shares of RMB1.00 each             1,174         1,174
      1,000,000,000 A shares of RMB1.00 each             1,000         1,000
                                                         -----         -----

                                                         4,374         4,374
                                                         =====         =====

(b) Issued and paid up capital:
      2,200,000,000 domestic shares of RMB1.00 each      2,200         2,200
      1,174,178,000 H shares of RMB1.00 each             1,174         1,174
      1,000,000,000 A shares of RMB1.00 each             1,000         1,000
                                                         -----         -----

                                                         4,374         4,374
                                                         =====         =====

Pursuant to an extraordinary general meeting of shareholders held on 21 May, 2002, a resolution was passed authorising the Company to issue not more than 1,000,000,000 A shares of par value of RMB1.00 each. Pursuant to an approval document (2003) No. 70 from the China Securities Regulatory Commission, the Company issued and listed its 1,000,000,000 A shares with a par value of RMB1.00 each on the Shanghai Stock Exchange in July 2003.

The receipt of above paid-in capital were verified by KPMG Huazhen which issued capital verification reports on 31 December, 1994, 10 September, 1997 and 17 July, 2003 respectively.

166  CHINA SOUTHERN AIRLINES COMPANY LIMITED  2004 ANNUAL REPORT

(Prepared under PRC Accounting Rules and Regulations)

35    CAPITAL RESERVE

THE GROUP AND THE COMPANY

                                                               2004        2003
                                                           RMB MILLION  RMB million
                                                           -----------  -----------
Balance at 1 January,                                         5,801        4,160
Share premium from A shares issue, net of issuance costs          -        1,641
                                                              -----        -----

Balance at 31 December,                                       5,801        5,801
                                                              =====        =====

36    SURPLUS RESERVES

                                        THE GROUP               THE COMPANY
                                    2004         2003         2004        2003
                                RMB MILLION  RMB million  RMB MILLION  RMB million
                                -----------  -----------  -----------  -----------
Statutory surplus reserve
  Balance at 1 January,             361          337          339          338
  Add: Profit appropriations         41           24           10            1
                                    ---          ---          ---          ---

  Balance at 31 December,           402          361          349          339
                                    ---          ---          ---          ---

Statutory public welfare fund
  Balance at 1 January,             173          172          172          171
  Add: Profit appropriations         20            1            5            1
                                    ---          ---          ---          ---

  Balance at 31 December,           193          173          177          172
                                    ---          ---          ---          ---

Discretionary surplus reserve
  Balance at 1 January,              77           77           77           77
  Add: Profit appropriations          -            -            -            -
                                    ---          ---          ---          ---

  Balance at 31 December,            77           77           77           77
                                    ---          ---          ---          ---

Total                               672          611          603          588
                                    ===          ===          ===          ===

                                               [LOGO]  [CHINESE CHARACTERS]  167
                                                          CHINA SOUTHERN

                                      Notes to the Financial Statements (cont'd)
                           (Prepared under PRC Accounting Rules and Regulations)

37    PROFIT APPROPRIATION

(a)   Appropriations to surplus reserves

Pursuant to the Board of Directors' resolution on 25 April, 2005, the Company made appropriations to the following surplus reserves in respect of the year 2004:

(i)   Statutory surplus reserve 10%

(ii)  Statutory public welfare fund 5%

(b) On 25 April, 2005, the Board of Directors did not recommend the payment of a dividend to ordinary shareholders.

38    REVENUE FROM PRINCIPAL OPERATIONS

                        THE GROUP                THE COMPANY
                    2004         2003         2004        2003
                RMB MILLION  RMB million  RMB MILLION  RMB million
                -----------  -----------  -----------  -----------
Passenger         21,624       15,342       14,481        10,184
                  ------       ------       ------        ------
Cargo and mail     2,315        2,009        2,022         1,734
Others               255            -          232             -
                  ------       ------       ------        ------

                  24,194       17,351       16,735        11,918
                  ======       ======       ======        ======

Revenue from principal operations represent revenues from airline businesses. The Group's segmental information is analysed in Note 47.

The total revenue from the Group's and the Company's top five customers and their percentage of the total revenue are analysed as follows:

                       THE GROUP    THE COMPANY
                       2004  2003    2004  2003
                       ----  ----    ----  ----
Amounts (RMB million)  209   260     173   223
% of total revenue     0.9%  1.5%    1.0%  1.9%

39    BUSINESS TAXES AND SURCHARGES

                               THE GROUP                THE COMPANY
                           2004         2003         2004        2003
                       RMB MILLION  RMB million  RMB MILLION  RMB million
                       -----------  -----------  -----------  -----------
Business tax               673          176          447          121
City construction tax       11           10            5            8
Education surcharge          8            5            4            3
                           ---          ---          ---          ---

Total                      692          191          456          132
                           ===          ===          ===          ===

168  CHINA SOUTHERN AIRLINES COMPANY LIMITED  2004 ANNUAL REPORT

(Prepared under PRC Accounting Rules and Regulations)

40    PROFIT FROM OTHER OPERATIONS

                                  THE GROUP                    THE COMPANY
                             2004          2003           2004           2003
                          RMB MILLION   RMB million    RMB MILLION    RMB million
                          -----------   -----------    -----------    -----------
Sales commission income         -           146              -            125
General aviation income         -             3              -              1
Ground services income        112            79            110             79
Others                         23            98             78             48
                              ---           ---            ---            ---

Total                         135           326            188            253
                              ===           ===            ===            ===

41    FINANCIAL EXPENSES

                                                THE GROUP                    THE COMPANY
                                           2004           2003           2004           2003
                                        RMB MILLION    RMB million    RMB MILLION    RMB million
                                        -----------    -----------    -----------    -----------
Interest expenses incurred                  734            907            586            792
Less: Capitalised interest expenses          23             83             23             83
                                            ---            ---            ---            ---

Net interest expense                        711            824            563            709
Interest income                             (34)           (13)           (17)            (8)
Net foreign exchange loss                    20            164             14            170
Bank charges                                 30             21             25             17
                                            ---            ---            ---            ---

Total                                       727            996            585            888
                                            ===            ===            ===            ===

Net foreign exchange loss arose mainly from the Group's and the Company's Japenese Yen denominated finance lease obligations due to fluctuations in the exchange rate of Japenese Yen.

42    INVESTMENT INCOME

                                    THE GROUP                      THE COMPANY
                               2004           2003            2004            2003
                            RMB MILLION    RMB million     RMB MILLION     RMB million
                            -----------    -----------     -----------     -----------
EQUITY INVESTMENT INCOME
  ACCOUNTED FOR
  Under cost method              14             17               -               -
  Under equity method            49             45             224             267
                                 --             --             ---             ---

Total                            63             62             224             267
                                 ==             ==             ===             ===

There are no major restrictions on the remittance of the Group's and the Company's investment returns.

                                               [LOGO]  [CHINESE CHARACTERS]  169
                                                          CHINA SOUTHERN

                                      Notes to the Financial Statements (Cont'd)
                           (Prepared under PRC Accounting Rules and Regulations)

43    NON-OPERATING INCOME

                                        THE GROUP                      THE COMPANY
                                   2004           2003            2004            2003
                                RMB MILLION    RMB million     RMB MILLION     RMB million
                                -----------    -----------     -----------     -----------
Gain on sale of fixed assets          50             22              40               3
Written off of expired sales
  in advance of carriage              35              -              35               -
Others                                41             21              31              15
                                     ---             --             ---              --

Total                                126             43             106              18
                                     ===             ==             ===              ==

44    NON-OPERATING EXPENSES

                                        THE GROUP                      THE COMPANY
                                   2004           2003            2004            2003
                                RMB MILLION    RMB million     RMB MILLION     RMB million
                                -----------    -----------     -----------     -----------
Loss on sale of fixed assets          44             41              57               -
Donations                              9              2               -               -
Technical fee                         30              -               -               -
Others                                44             28               1              24
                                     ---             --              --              --

Total                                127             71              58              24
                                     ===             ==              ==              ==

45    INCOME TAX

                                        THE GROUP                      THE COMPANY
                                   2004           2003            2004            2003
                                RMB MILLION    RMB million     RMB MILLION     RMB million
                                -----------    -----------     -----------     -----------
Provision for income tax             197             47              94               -
Deferred taxation (Note 33)         (110)          (652)           (118)           (672)
                                    ----           ----            ----            ----

                                      87           (605)            (24)           (672)
                                    ====           ====            ====            ====

170  CHINA SOUTHERN AIRLINES COMPANY LIMITED  2004 ANNUAL REPORT

(Prepared under PRC Accounting Rules and Regulations)

46    RELATED PARTIES AND RELATED PARTY TRANSACTIONS

(a)   RELATED PARTY WITH CONTROLLING RELATIONSHIP

Name of company:                China Southern Air Holding Company
Registered address:             No. 278, Ji Chang Road, Guangzhou, Guangdong
                                Province.
Major business:                 Management of the companies' operations within
                                the Group and  the sale of products
Relation with the Company:      The ultimate holding company
Nature of ownership:            State-owned
Legal representative:           Liu Shao Yong
Registered capital:             RMB 2,198,980,000

At 31 December, 2004 and 2003, CSAHC held 2,200,000,000 Legal Person Shares of the Company totalling RMB 2,200,000,000.

(b) RELATIONSHIP BETWEEN THE COMPANY AND RELATED PARTIES WITHOUT CONTROLLING RELATIONSHIPS

(i)   COMPANIES THAT ARE UNDER THE CONTROL OF CSAHC, I.E. SUBSIDIARIES OF CSAHC:

      Southern Airlines (Group) Import and Export Trading Company
      Zhongyuan Airlines Company
      Southern Airlines (Group) Economic Development Company
      Nanlung Travel & Express (H.K.) Ltd.
      Shenzhen Baiyun Air Service Co. Ltd.
      Southern Airlines Group Finance Company Limited
      Xinjiang Airlines Company
      China Northern Airlines Company

(ii)  COMPANY THAT IS UNDER THE SIGNIFICANT INFLUENCE OF CSAHC:

      Shenzhen Air Catering Company Limited

(iii) JOINTLY CONTROLLED ENTITIES OF THE GROUP:

      Guangzhou Aircraft Maintenance Engineering Company Limited
      MTU Maintenance Zhuhai Co. Ltd.
      China Postal Airlines Limited

(iv)  ASSOCIATED COMPANIES OF THE GROUP:

      Hong Kong Business Aviation Centre Company Limited
      Sichuan Airlines Corporation Limited

                                               [LOGO]  [CHINESE CHARACTERS]  171
                                                          CHINA SOUTHERN

                                      Notes to the Financial Statements (Cont'd)
                           (Prepared under PRC Accounting Rules and Regulations)

46    RELATED PARTIES AND RELATED PARTY TRANSACTIONS (cont'd)

(c)   THE RELATED PARTY TRANSACTIONS CARRIED OUT IN DURING THE YEAR WERE AS
      FOLLOWS:

                                                     2004           2003
                                        Notes     RMB MILLION    RMB million
                                        -----     -----------    -----------
EXPENSES
Handling charges                          (1)           33            27
Wet lease rentals                         (2)            -             6
Sundry aviation supplies                  (3)           66            43
Sales commission expense                  (4)            2             5
Air catering expense                      (5)           50            28
Repairing charges                         (6)          579           347
Staff housing allocation benefits         (7)           85            85
Lease charges for land and buildings      (8)           18            15
Trademark                                 (9)            -             -

INCOME
Interest income                          (10)            4             3

OTHERS
Short-term loans                         (11)            -           166
Refund of medical benefit payments       (12)            -            58
CNA/XJA Acquisitions                     (13)       15,398             -

Notes:

(1) Handling charges represent fees payable to Southern Airlines (Group) Import and Export Trading Company in connection with the procurement of aircraft and flight equipment on the Group's behalf. Handling charges are calculated based on a fixed percentage of the procurement value by reference to market rates. The fees are usually paid by the end of the following month.

(2) Pursuant to a wet lease agreement effective October 2002, the Group paid rentals to Xinjiang Airlines in respect of one Boeing 757-200 aircraft. The wet lease rentals are calculated by reference to market rates. The rentals payable were settled on the 14th of the following month. The wet lease agreement was terminated in April 2003.

(3) Sundry aviation supplies represent purchases of sundry aviation supplies from Southern Airlines (Group) Economic Development Company. Prices are determined by reference to market prices. The payable amount is generally settled by the end of the following month.

(4) Sales commission expenses represent commission payable to Nanlung Travel & Express (H.K.) Ltd., South China International and Aviation and Travel Services Company and Shenzhen Baiyun Air Services Co. Ltd. in connection with air tickets sold by these sales agents on the Group's behalf. The commission rates are based on the rates stipulated by the CAAC. The sales commission expense payable is offset directly against the sales proceeds receivable from these sales agents.

(5) Air catering expenses represent fees payable to Shenzhen Air Catering Company Limited for providing inflight meals to the Group. CSAHC holds a 33% equity interest in the company. Prices are determined by reference to market prices. The payable amount is usually settled by the end of the following month.

172  CHINA SOUTHERN AIRLINES COMPANY LIMITED  2004 ANNUAL REPORT

(Prepared under PRC Accounting Rules and Regulations)

46    RELATED PARTIES AND RELATED PARTY TRANSACTIONS (cont'd)

(c) THE PRINCIPAL RELATED PARTY TRANSACTIONS CARRIED OUT IN DURING THE YEAR WERE AS FOLLOWS: (cont'd)

Notes: (cont'd)

(6) Repair charges represent fees payable to Guangzhou Aircraft Maintenance Engineering Company Limited and MTU Maintenance Zhuhai Co. Ltd. in connection with aircraft repairs and maintenance services rendered to the Group. Fees are charged based on market prices. For the year, repair fees amounting to RMB 579,000,000 were eliminated in applying the proportional consolidation method.

(7) Staff housing allocation benefits payable to CSAHC represent the difference between the cost of the quarters sold to the employees of the Group and the proceeds from sales of these quarters by CSAHC. The payment is determined based on number of quarters and the construction cost of the housing sold over the sales prices, and is payable in accordance with the related agreement.

(8) Lease charges for land and buildings represent rentals payable to CSAHC by the Group under certain lease agreements in respect of certain land and buildings of CSAHC. The rentals are determined based on market rents. The rentals payments are due in June and December of each year.

(9) The Company and CSAHC have entered into a 10-year trademark licence agreement dated 22 May, 1997, pursuant to which CSAHC acknowledged that the Company has the right to use the name "China Southern" and "China Southern Airlines" in both Chinese and English, and granted to the Company a renewable royalty-free licence to use the kapok logo on a world-wide basis in connection with the Company's airline and airline-related businesses. Unless CSAHC gives written notice of termination three months before the expiration of the agreement, the agreement will be automatically extended for another 10-year term.

(10) Interest income represents the interest received from deposits placed with SA Finance by the Group (Note 5). The applicable interest rate is determined in accordance with the deposit rate published by the People's Bank of China. Interest income is received quarterly. Please refer to Note 46 (d) for the balance of deposits at the end of each year.

(11) As at 31 December, 2003, CSAHC made short-term cash advances to the Group. These advances were unsecured, interest free and repayable on demand. The cash advances were fully settled during the year.

(12) The Group provides retirees with medical benefits, transportation subsidies and other welfare facilities. Prior to 2002, the Group paid a fixed annual fee to CSAHC in return for CSAHC providing such benefits to the retired employees of the Group. With effect from 1 January, 2002, such arrangement was terminated. During 2003, CSAHC refunded to the Group the difference between the aggregate fixed annual fees received from the Group and the aggregate cost of services incurred by CSAHC.

(13) As disclosed in Note 1 to the financial statements, on 31 December, 2004 the Company acquired the airline operations and certain related assets of CNA and XJA at a total consideration of RMB15,398 million, which was partly satisfied by assumption of debts and liabilities of CNA and XJA totalling RMB13,439 million outstanding as at that date. The remaining consideration payable of RMB1,959 million will be satisfied in cash.

In addition to the above, certain business undertakings of CSAHC provided transportation, hotel and other services to the Group during the year. The total amount involved was not material to the results of the Group for the year.

                                               [LOGO]  [CHINESE CHARACTERS]  173
                                                          CHINA SOUTHERN

                                      Notes to the Financial Statements (Cont'd)
                           (Prepared under PRC Accounting Rules and Regulations)

46    RELATED PARTIES AND RELATED PARTY TRANSACTIONS (cont'd)

(d)   THE MAJOR BALANCES WITH RELATED PARTIES ARE SUMMARISED AS FOLLOWS:

                                                                           2004           2003
                                                  RELATIONSHIP          RMB MILLION    RMB million
                                           -------------------------    -----------    -----------
Cash at bank and on hand
  SA Finance                               Affiliated company                406            371
Trade receivables
  Nanlung Travel & Express (H.K.) Ltd.     Affiliated company                 52             54
  Golden Royal International Travel Ltd.   Affiliated company                  -              8
Other receivables
  Southern Airlines (Group) Import and
    Export Traveling Company               Affiliated company                 15             17
  Guangzhou Aircraft Maintenance
    Engineering Company Limited            Jointly controlled entity          22              -
Trade payables
  Southern Airlines (Group) Import and
    Export Trading Company                 Affiliated company                838            693
  Guangzhou Aircraft Maintenance
    Engineering Company Limited            Jointly controlled entity         118            156
  Xinjiang Airlines Company                Affiliated company                  -             81
  China Northern Airlines Company          Affiliated company                  -            337
  Southern Airlines (Group) Economic
    Development Company                    Affiliated company                  3              -
Other payables
  China Southern Air Holding Company       Ultimate holding company        1,990            166
Accrued expenses
  MTU Maintenance Zhuhai Co. Ltd.          Jointly controlled entity         138             47

(e)   GUARANTEES PROVIDED BY RELATED PARTIES AND OTHER CONTINGENT LIABILITIES:

(i) Other than the guarantees given by CSAHC and SA Finance to banks in respect of certain loans of the Group (Note 20 and Note 29), there were no guarantees given to banks by related parties.

(ii) A demerger agreement dated 25 March, 1995 (as amended by amendment no. 1 dated 22 May, 1997) (the "Demerger Agreement") was entered into between the CSAHC and the Company for the purpose of defining and allocating the assets and liabilities between CSAHC and the Company. Under the Demerger Agreement, CSAHC and the Company have agreed to indemnify the other party against, among other things, claims, liabilities and expenses incurred by the other party but relating to the businesses, assets and liabilities held or assumed by CSAHC or the Company pursuant to the Demerger Agreement. From the date of the Demerger Agreement to the date on which these financial statements are authorised for issue, there have been no incidences of compensation in respect of claims, assets or liabilities held or assumed by CSAHC or the Company.

174  CHINA SOUTHERN AIRLINES COMPANY LIMITED  2004 ANNUAL REPORT

(Prepared under PRC Accounting Rules and Regulations)

46    RELATED PARTIES AND RELATED PARTY TRANSACTIONS (cont'd)

(e)   GUARANTEES PROVIDED BY RELATED PARTIES AND OTHER CONTINGENT LIABILITIES:
      (cont'd)

(iii) The Company leases from CSAHC certain land in Guangzhou and certain land and buildings in Wuhan, Haikou and Zhengzhou. The Group has significant investments in buildings and other leasehold improvements located on such land. However, such land and buildings lack adequate documentation evidencing the CSAHC rights thereto.

      Pursuant to a compensation agreement dated 22 May, 1997, CSAHC agrees to indemnify the Group against any loss or damage caused by any challenge or interference with the Group's use of any of its land and buildings.

The directors of the Company are of the opinion that the above transactions with related parties were entered into in the normal course of business and on normal commercial terms or in accordance with the agreements governing such transactions.

47    SEGMENTAL INFORMATION

The Group engages in a single operation, i.e. the provision of airline services. Geographic information about the Group's profit from principal operations are as follows:

                                                            HONG KONG    INTERNATIONAL
                                             DOMESTIC       & MACAU         (Note)          TOTAL
                                           RMB million     RMB million    RMB million    RMB million
                                           -----------     -----------   -------------   -----------
2004
NET REVENUE FROM PRINCIPAL OPERATIONS         18,582          1,201          4,411         24,194
LESS: COST OF PRINCIPAL OPERATIONS            14,825            932          3,539         19,296
      BUSINESS TAXES AND SURCHARGES              532             34            126            692
                                              ------          -----          -----         ------

PROFIT FROM PRINCIPAL OPERATIONS               3,225            235            746          4,206
                                              ======          =====          =====         ======

2003
Net revenue from principal operations         13,243            793          3,064         17,100
Less: Cost of principal operations            10,936            699          2,587         14,222
      Business taxes and surcharges              156              5             30            191
                                              ------          -----          -----         ------

Profit from principal operations               2,151             89            447          2,687
                                              ======          =====          =====         ======

Note: Mainly routes between the PRC and Asian countries, the United States of America, the Netherlands, Belguim, Australia and France.

The major revenue-earning asset of the Group is its aircraft fleet, most of which is registered in the PRC. Since the Group's aircraft fleet is employed flexibly across its route network, there is no suitable basis for allocating its assets to geographic segments. Substantially all of the Group's non-aircraft identifiable assets are located in the PRC.

                                               [LOGO]  [CHINESE CHARECTERS]  175
                                                          CHINA SOUTHERN

                                      Notes to the Financial Statements (Cont'd)
                           (Prepared under PRC Accounting Rules and Regulations)

48    CONTINGENT LIABILITIES

The Company is involved in a civil litigation (Hong Kong High Court Action No. 515 of 2001) ("Litigation"). According to the writ of summons for the Litigation, New Link Consultants Limited, the plaintiff claimed unspecified damages against the Group (as one of the defendants to the Litigation) for breach of the agreement on the basis of certain evidence proving that United Aero-Supplies System of China, Limited ("UASSC") entered into an agreement with the defendants for exclusive purchase of aviation equipment consigned to UASSC for sale and, that as the defendants failed to perform the agreement, UASSC has the right to compensation. Since UASSC is in the course of its winding up proceedings, all the rights and benefits of UASSC in connection with the claim have been transferred to the plaintiff. Based on the opinion given by the Company's legal advisors, the directors of the Company consider that the Company has a valid defence against the claim and that a provision for such claim and/ or the associated legal costs is not required.

49    COMMITMENTS

(i)   CAPITAL COMMITMENTS

As at 31 December, 2004, the Group and the Company had capital commitments as follows:

                                                     THE GROUP                      THE COMPANY
                                                2004            2003            2004            2003
                                             RMB MILLION     RMB million     RMB MILLION     RMB million
                                             -----------     -----------     -----------     -----------
Commitments in respect of aircraft
  and related equipment:
  - authorised and contracted for              11,776          10,615          10,121           7,739
  - authorised but not contracted for          13,571               -          13,571               -
                                               ------          ------          ------          ------

                                               25,347          10,615          23,692           7,739
                                               ------          ------          ------          ------

Commitments in respect of
  investments in the Guangzhou
  new airport:
  - authorised and contracted for                 110             617             110             617
  - authorised but not contracted for             714           1,455             714           1,455
                                               ------          ------          ------          ------

                                                  824           2,072             824           2,072
                                               ------          ------          ------          ------

Other commitments:
  - authorised and contracted for                 132             257             117              30
  - authorised but not contracted for             724             992             200             229
                                               ------          ------          ------          ------

                                                  856           1,249             317             259
                                               ------          ------          ------          ------

                                               27,027          13,936          24,833          10,070
                                               ======          ======          ======          ======

176  CHINA SOUTHERN AIRLINES COMPANY LIMITED  2004 ANNUAL REPORT

(Prepared under PRC Accounting Rules and Regulations)

49    COMMITMENTS (cont'd)

(i)   CAPITAL COMMITMENTS (cont'd)

As at 31 December, 2004, the Group had on order five Boeing 737-700 aircraft, six Airbus 319-100 aircraft, fifteen Airbus 320-200 aircraft, two Airbus 321-200 aircraft, four Airbus 330-200 aircraft, one Embraer ERJ-145 aircraft and certain flight equipment, scheduled for deliveries in 2005 to 2007. Deposits of RMB4,640 million have been made towards the purchase of these aircraft and related equipment. As at 31 December, 2004, the approximate total future payments, including estimated amounts for price escalation through anticipated delivery dates for these aircraft and related equipment are as follows:

                              THE GROUP     THE COMPANY
                             RMB million    RMB million
                             -----------    -----------
Payments due:
  2005                          8,748          7,093
  2006                          2,996          2,996
  2007                             32             32
                               ------         ------

                               11,776         10,121
                               ======         ======

(ii)  OPERATING LEASE COMMITMENTS

The Group's and the Company's commitments under non-cancellable aircraft and flight equipment operating leases were as follows:

                                     THE GROUP                    THE COMPANY
                                2004           2003           2004           2003
                             RMB MILLION    RMB million    RMB MILLION    RMB million
                             -----------    -----------    -----------    -----------
Payments due:
  Within one year               1,761          1,483          1,489          1,194
  In the second year            1,622          1,411          1,418          1,169
  In the third year             1,562          1,144          1,376            969
  After the third year          7,805          4,082          7,568          3,719
                               ------          -----         ------          -----

                               12,750          8,120         11,851          7,051
                               ======          =====         ======          =====

(iii) INVESTING COMMITMENTS

As at 31 December, 2004, the Group and the Company committed to making capital contributions of approximately RMB181 million and RMB83 million respectively (2003: nil and RMB446 million respectively) towards its subsidiaries and jointly controlled entities.

                                               [LOGO]  [CHINESE CHARECTERS]  177
                                                          CHINA SOUTHERN

                                      Notes to the Financial Statements (Cont'd)
                           (Prepared under PRC Accounting Rules and Regulations)

50    PRINCIPAL SUBSIDIARIES, ASSOCIATED COMPANIES, AND JOINTLY CONTROLLED
      ENTITIES

The particulars of the Company's principal subsidiaries, and the Group's associated companies and jointly controlled entities as at 31 December, 2004 are as follows:

(i)   PRINCIPAL SUBSIDIARIES

                                                               ATTRIBUTABLE/        ISSUED/
                                        PLACE AND DATE OF     EQUITY INTEREST      REGISTERED
                                          ESTABLISHMENT/     DIRECT   INDIRECT       CAPITAL                PRINCIPAL
        NAME OF COMPANY                    OPERATION           %         %          (NOTE A)               ACTIVITIES
        --------------                  -----------------    ------   --------   --------------      -----------------------
Guangxi Airlines Company Limited        PRC                    60        -          170,900,000      Airline
                                        28 April, 1994
China Southern (Group) Shantou          PRC
  Airlines Company Limited              20 July, 1993          60        -          280,000,000      Airline
Zhuhai Airlines Company Limited         PRC                    60        -          250,000,000      Airline
                                        8 May, 1995
Xiamen Airlines Company Limited         PRC                    60        -          700,000,000      Airline
                                        11 August, 1984
Guizhou Airlines Company Limited        PRC                    60        -           80,000,000      Airline
                                        12 November, 1991
Guangzhou Nanland Air Catering          PRC                    51        -           55,980,000      Air catering
  Company Limited (Note b)              21 November, 1989
Guangzhou Aviation Hotel                PRC                    90        -           63,290,000      Hotel operation
                                        8 January, 1997
Southern China International            PRC                    90        -            2,100,000      Travel services
  Aviation & Travel Services            11 May, 1992
  Company
Guangzhou Baiyun International          PRC                    61        -           20,000,000      Logistic operations
  Logistic Company Limited              23 July, 2002
Zhuhai Xiang Yi Aviation                PRC                    51        -       USD 29,800,000      Provision of flight
  Technology Company Limited            10 July, 2002                                                  simulation training
  (Note b)                                                                                             services
CSN - ETC e-commerce Limited            PRC                    51        -            5,880,000      Provision of internet
                                        10 February, 2003                                              service
China Southern West Australian          Australia              65        -       AUD    100,000      Pilot training services
  Flying College Pty Limited            26 January, 1971
CZ Flamingo Limited                     Cayman Islands        100        -       USD      1,000      Aircraft leasing
                                        8 December, 1993
CZ Skylark Limited                      Cayman Islands        100        -       USD      1,000      Aircraft leasing
                                        17 November, 1993
CZ Kapok Limited                        Cayman Islands        100        -       USD      1,000      Aircraft leasing
                                        26 October, 1993
CSA-I Limited                           Cayman Islands        100        -       USD      1,000      Aircraft leasing
                                        1 September, 1993

178  CHINA SOUTHERN AIRLINES COMPANY LIMITED  2004 ANNUAL REPORT

(Prepared under PRC Accounting Rules and Regulations)

50 PRINCIPAL SUBSIDIARIES, ASSOCIATED COMPANIES, AND JOINTLY CONTROLLED ENTITIES (cont'd)

(i)   PRINCIPAL SUBSIDIARIES (cont'd)

                                                               ATTRIBUTABLE/        ISSUED/
                                        PLACE AND DATE OF     EQUITY INTEREST      REGISTERED
                                          ESTABLISHMENT/     DIRECT   INDIRECT       CAPITAL                PRINCIPAL
        NAME OF COMPANY                    OPERATION           %         %          (NOTE A)               ACTIVITIES
        --------------                  -----------------    ------   --------  ---------------      -----------------------
CZ93B Limited                           Cayman Islands        100         -     USD       1,000      Aircraft leasing
                                        11 May, 1993
CZ97A Limited                           Cayman Islands        100         -     USD       1,000      Aircraft leasing
                                        2 January, 1997
Zhong Yuan 99A Limited                  Cayman Islands        100         -     USD       1,000      Aircraft leasing
                                        15 February, 1999
CXA92A Limited                          Cayman Islands          -        60     USD       1,000      Aircraft leasing
                                        3 August, 1992
CXA93A Limited                          Cayman Islands          -        60     USD       1,000      Aircraft leasing
                                        1 July, 1993
CXA95B Limited                          Cayman Islands          -        60     USD       1,000      Aircraft leasing
                                        7 July, 1995
CXA95C Limited                          Cayman Islands          -        60     USD       1,000      Aircraft leasing
                                        16 October, 1995
CXA98A Limited                          Cayman Islands          -        60     USD       1,000      Aircraft leasing
                                        20 March, 1998
Xiamen Aviation Supplies Limited        PRC                     -        60           8,560,000      Aviation supplies
                                        30 July, 1997
Xiamen Aviation Development             PRC                     -        54           5,000,000      Hotel management
  Company Limited                       18 February, 1998
Xiamen Air Holidays Limited             Hong Kong               -        54     HK$   3,000,000      Travel servicing
                                        28 April, 1994
Xiamen Macau Holidays Limited           Macau                   -      27.5     MOP   1,000,000      Travel servicing
  (Note c)                              11 May, 1995
Shantou Hua Kang Air Catering           PRC                     -        42          10,000,000      Air catering
  Company Ltd (Note c)                  22 June, 1994
Xinjiang Aviation Ground Service        PRC                    60         -          15,000,000      Airport ground services
  Company Limited                       27 May, 2002
Xinjiang Civil Aviation Property        PRC                  51.8         -         251,332,832      Utility services
  Management Limited                    12 December, 2002
China Northern Airlines Aircraft        PRC                    75         -     USD   3,800,000      Aircraft repair and
  Maintenance Co., Ltd.                 8 November, 1997                                               maintenance
                                                                                                       services
Xiamen Aviation Property                PRC                     -        60           5,000,000      Property development
  Development Company                   22 June, 1993

                                               [LOGO]  [CHINESE CHARACTERS]  179
                                                          CHINA SOUTHERN

                                      Notes to the Financial Statements (Cont'd)
                           (Prepared under PRC Accounting Rules and Regulations)

50 PRINCIPAL SUBSIDIARIES, ASSOCIATED COMPANIES, AND JOINTLY CONTROLLED ENTITIES (cont'd)

(i)   PRINCIPAL SUBSIDIARIES (cont'd)

                                                         ATTRIBUTABLE/        ISSUED/
                                  PLACE AND DATE OF     EQUITY INTEREST     REGISTERED
                                   ESTABLISHMENT/      DIRECT   INDIRECT      CAPITAL           PRINCIPAL
       NAME OF COMPANY                PERATION           %         %         (NOTE A)           ACTIVITIES
------------------------------    -----------------    ------   --------    -----------    --------------------
Guangzhou Air Cargo Company       PRC                    70         -       238,000,000    Cargo services
  Limited                         31 March, 2004
Zhuhai Aviation Advertising       PRC                     -        36         1,500,000    Advertising services
  Company Limited (Note d)        3 August, 1995
Guangzhou Baiyun International    PRC                     -        55         5,000,000    Logistic operations
  Express Customs Supervision     28 July, 2003
  Co. Ltd. (Note d)

Notes:

(a)   Expressed in RMB, unless otherwise stated.

(b)   These subsidiaries are Sino-foreign equity joint venture companies.

(c) The Company holds over 51% equity interest in these companies through its non-wholly owned subsidiaries. The Company has a controlling interest in these companies through these non-wholly owned subsidiaries. These companies are therefore consolidated in the Group's consolidated financial statements.

(d) Notwithstanding that the Group holds over 50% of the registered capital of these companies, the Company did not consolidate these companies into its consolidated financial statements for the year because their assets, liabilities and results of operations were not significant and had no significant effect on the Group's consolidated financial statements. Accordingly, the Group accounted for the investments in these companies under the cost method.

Other than those stated in Note (d) above, the subsidiaries were accounted for under the equity method in the Group's consolidated financial statements during the year.

180  CHINA SOUTHERN AIRLINES COMPANY LIMITED  2004 ANNUAL REPORT

(Prepared under PRC Accounting Rules and Regulations)

50 PRINCIPAL SUBSIDIARIES, ASSOCIATED COMPANIES, AND JOINTLY CONTROLLED ENTITIES (cont'd)

(ii)  PRINCIPAL ASSOCIATED COMPANIES AND JOINTLY CONTROLLED ENTITIES


                                                           ATTRIBUTABLE/         ISSUED/
                                    PLACE AND DATE OF     EQUITY INTEREST      REGISTERED
                                     ESTABLISHMENT/      DIRECT   INDIRECT       CAPITAL              PRINCIPAL
        NAME OF COMPANY                 OPERATION          %         %          (NOTE A)             ACTIVITIES
--------------------------------    ------------------   ------   --------    --------------   -----------------------
Guangzhou Aircraft Maintenance      PRC                    50          -      US$ 27,500,000   Provision of aircraft
  Engineering Company Limited       28 October, 1989                                             repair and
  (Note b)                                                                                       maintenance
                                                                                                 services
Southern Airlines Group Finance     PRC                    32      15.42         424,330,000   Provision of financial
  Company Limited                   28 June, 1995                                                services
Hainan Phoenix Information          PRC                    45          -      US$ 16,360,000   Provision of ticket
  System Limited                    12 March, 1994                                               reservation system
                                                                                                 services
Hong Kong Business Aviation         Hong Kong              20          -      HK$  1,000,000   Provision of private
  Centre Company Limited            7 January, 1998                                              flight logistic
                                                                                                 services
MTU Maintenance Zhuhai              PRC                    50          -      US$ 63,100,000   Provision of engine
  Co. Ltd. (Note b)                 6 April, 2001                                                repair and
                                                                                                 maintenance
                                                                                                 services
China Postal Airlines Limited       PRC                    49          -          36,000,000   Airline
  (Note b)                          25 November, 1996
Beijing Southern Ground Services    PRC                    50          -          18,000,000   Airport Ground service
  Company Limited (Note b)          1 April, 2004                                                support
Southern Airlines Advertising       PRC                    45          -           5,000,000   Aviation advertising
  Company                           3 March, 1994
Sichuan Airlines Corporation        PRC                    39          -         350,000,000   Airline
  Limited                           28 August, 2002
Zhuhai Air Express Co. Ltd.         PRC                    -          18           3,000,000   Air express services
  (Note c)                          26 February, 1997
Guilin Guangsheng Industrial        PRC                    -          18           2,100,000   Wholesale and retailing
  Development Co. Ltd.              18 January, 2000
Civil Aviation Cares of             PRC                    -        17.1           2,000,000   Computer hardware
  Xiamen Ltd.                       14 September, 2001                                           and software services

                                               [LOGO]  [CHINESE CHARACTERS]  181
                                                          CHINA SOUTHERN

                                      Notes to the Financial Statements (Cont'd)
                           (Prepared under PRC Accounting Rules and Regulations)

50 PRINCIPAL SUBSIDIARIES, ASSOCIATED COMPANIES, AND JOINTLY CONTROLLED ENTITIES (cont'd)

(ii)  PRINCIPAL ASSOCIATED COMPANIES AND JOINTLY CONTROLLED ENTITIES (cont'd)

Notes:

(a)   Expressed in RMB, unless otherwise stated.

(b) These are jointly controlled entities. They were proportionately consolidated in the Group's consolidated financial statements.

(c) The results of the operations of these companies were not significant and had no significant effect on the Group's consolidated financial statements. Accordingly, the Group accounted for the investments in these companies under the cost method.

Other than those stated in Note (c) above, the associated companies were accounted for under the equity method in the Group's consolidated financial statements for the year ended 31 December, 2004.

51    EXTRAORDINARY GAINS AND LOSSES

In accordance with the requirements of "Questions and Answers on the Preparation of Information Disclosures of Companies Issuing Public Shares No.1 - Extraordinary Gains and Losses" (revised 2004), the extraordinary gains and losses of the Group are set out below:

                                                                  2004           2003
                                                               RMB MILLION    RMB million
                                                               -----------    -----------
Extraordinary gains and losses for the year
  Refund of deferred taxation (Note 33)                             -             516
  Refund of medical benefit payments (Note 46(c))                   -              58
  Loss on sale of fixed assets                                      6             (19)
  Written off of expired sales in advance of carriage              35               -
  Technical fee                                                   (30)              -
  Various subsidies                                                 -               4
  Net of other non-operating income and expenses other than
    impairment loss and loss on sale of fixed assets                -             (13)
  Taxation effect of the above items                               (2)              -
                                                                  ---             ---

Total                                                               9             546
                                                                  ===             ===

182  CHINA SOUTHERN AIRLINES COMPANY LIMITED  2004 ANNUAL REPORT

(Prepared under PRC Accounting Rules and Regulations)

52    POST BALANCE SHEET EVENTS

In January 2005, the Company, as a lessee, entered into an agreement with an independent lessor for operating leases of nine Boeing 737-800 aircraft for a term of seven years with total future payments totalling approximately RMB1,721 million, scheduled for deliveries in 2005 and 2006.

In January 2005, China Aviation Supplies Import and Export Corporation, as a sole importing agent, entered into, on behalf of several PRC airlines including the Group, a general purchase agreement with the Boeing Company for the import of Boeing B7E7 aircraft. The Company, being one of the ultimate users for thirteen of the Boeing B7E7 aircraft, endorsed the general purchase agreement. The Company is currently in negotiation with the Boeing Company regarding the purchase agreements on such aircraft.

In March 2005, the Company, as a lessee, entered into another agreement with an independent lessor for operating leases of a total of twenty-five aircraft comprising five Boeing 737-700 aircraft, five Boeing 737-800 aircraft, five Airbus 320-200 aircraft and ten Airbus 321-200 aircraft with scheduled deliveries in 2006 and 2007. The term of the lease ranges from ten to twelve years with total future lease payments totally approximately RMB8,243 million.

In April 2005, the Company entered into a purchase agreement with Airbus SNC for the purchase of five Airbus A380 aircraft, scheduled for deliveries in 2007 to 2010.

                                               [LOGO]  [CHINESE CHARACTERS]  183
                                                          CHINA SOUTHERN

                                  Supplementary Information for PRC Shareholders
                                                         (Expressed in Renminbi)

Effects of significant differences between PRC Accounting Rules and Regulations and IFRS on net results are analysed as follows:

                                                                          2004            2003
                                                              Note     RMB MILLION     RMB million
                                                              ----     -----------     -----------
Net profit under PRC Accounting Rules and Regulations                      103              15
Adjustments:
  Gains on aircraft sale and leaseback transactions            (a)         (31)            (31)
  Losses on staff housing allocations                          (b)        (111)           (111)
  Adjustment for revaluation of land use rights                (c)           4               4
  Adjustment for investment in associates                      (d)         (26)              -
  Interest capitalisation                                      (e)          11               -
  Effect of the above adjustments on taxation                                2               4
  Effect of change in income tax rate on deferred taxation     (e)           -            (122)
  Adjustment for unrealised deferred tax assets                (f)           -            (117)
                                                               --          ---            ----

Net loss under IFRS                                                        (48)           (358)
                                                                           ===            ====

Effects of significant differences between PRC Accounting Rules and Regulations and IFRS on shareholders' equity are analysed as follows:

                                                                   2004            2003
                                                       Note     RMB MILLION     RMB million
                                                       ----     -----------     -----------
Shareholders' equity under PRC Accounting Rules
  and Regulations                                                  11,653          11,550
Adjustments:
  Gains on aircraft sale and leaseback transactions     (a)           180             211
  Losses on staff housing allocation                    (b)           197             308
  Adjustment for revaluation of land use rights         (c)          (162)           (166)
  Adjustment for investment in associates               (d)           (26)              -
  Interest capitalisation                               (e)            11               -
  Effect of the above adjustments on taxation                          (5)             (7)
                                                                   ------          ------

Shareholders' equity under IFRS                                    11,848          11,896
                                                                   ======          ======

184  CHINA SOUTHERN AIRLINES COMPANY LIMITED  2004 ANNUAL REPORT

(Expressed in Renminbi)

Notes:

(a) In accordance with PRC accounting rules and regulations, gains on aircraft sale and leaseback transactions are recorded as deferred credits and amortised over the lease terms on a straight line basis. Under IFRS, gains on sale and leaseback transactions where the subsequent lease is an operating lease are recognised as income immediately, if the transactions are established at fair value. Differences between the sale price and fair value are deferred and amortised over the lease term.

(b) In accordance with PRC accounting rules and regulations, losses on staff housing allocation executed by CSAHC on the Company's behalf are charged to retained profits as and when incurred. In addition, lump sum housing benefits are charged to retained profits as of 1 January, 2001 pursuant to the relevant regulations. Under IFRS, losses on staff housing allocations and lump sum housing benefits are charged to the income statement in the obligatory periods stipulated by the relevant contracts.

(c) In accordance with PRC accounting rules and regulations, land use rights are carried at revalued amounts. Under IFRS, land use rights are carried at cost with effect from 1 January, 2002. Accordingly, the unamortised surplus on revaluation of the land use rights was reversed against shareholders' equity.

(d) In the PRC GAAP financial statements, the investment in an associate has been equity accounted for based on the PRC GAAP financial statements of such associate. The accounting policies of such associate differ in certain aspects from those of the Group. In the IFRS financial statements, the differences arising from the different accounting policies of the associate have been adjusted to conform to the accounting policies of the Group.

(e) In the PRC GAAP financial statements, interest incurred on specific borrowings obtained for the construction of fixed assets is capitalised. In the IFRS financial statements, interest incurred on specific and other borrowings which are directly attributable to the construction of fixed assets is capitalised.

(f) In the financial statements prepared under IFRS, an adjustment has been made to reverse certain unrealised deferred tax assets upon the annual assessment performed by the Group for the year. Such items were adjusted for in the financial statements of the Group prepared under PRC accounting rules and regulations in respect of the prior years.

(g) The Group's consolidated financial statements prepared under IFRS for the two years ended 31 December, 2003 and 2004 were audited by KPMG, a firm of certified public accountants in Hong Kong.

                                               [LOGO]  [CHINESE CHARACTERS]  185
                                                          CHINA SOUTHERN

                                                               Five Year Summary

The following consolidated financial information is extracted from the consolidated financial statements of the Group, prepared under IFRS.

CONSOLIDATED INCOME STATEMENT DATA
(in million, except per share data)

                                                                       YEAR ENDED 31 DECEMBER,
                                                         2004         2003       2002         2001         2000
                                                         RMB          RMB         RMB          RMB          RMB
                                                       -------      -------     -------      -------      -------
Operating revenue                                       23,974       17,470      18,019       16,880       15,178
Operating expenses                                     (23,065)     (17,014)    (15,993)     (15,479)     (13,996)
Operating profit                                           909          456       2,026        1,401        1,182
Share of associated companies' results                      12           48          37           53           46
Share of jointly controlled entities' results               (5)         (39)         (3)          (4)           -
(Loss)/gain on sale of fixed assets                         (1)         (22)        171          (56)         373
Interest income                                             22           13          53           50           90
Interest expense                                          (691)        (824)       (959)        (934)      (1,074)
Exchange (loss)/gain, net                                  (59)        (164)       (176)         297          319
Other, net                                                  46           21         (10)         (11)          (5)
Profit/(loss) before taxation and minority interests       233         (511)      1,139          796          931
Taxation (expense)/credit                                  (78)         324        (398)        (321)        (339)
Minority interests                                        (203)        (171)       (165)        (135)         (90)
(Loss)/profit attributable to shareholders                 (48)        (358)        576          340          502
Basic (loss)/earnings per share (Note 1)                 (0.01)       (0.09)       0.17         0.10         0.15

Note:

1. Basic (loss)/earnings per share for year 2004, year 2003 and for years 2000 to 2002 are computed by dividing (loss)/ profit attributable to shareholders for the respective years by the weighted average number of shares in issue of 4,374,178,000 for year 2004, 3,831,712,000 for year
    2003 and 3,374,178,000 for years 2000 to 2002 respectively.

186  CHINA SOUTHERN AIRLINES COMPANY LIMITED  2004 ANNUAL REPORT

CONSOLIDATED BALANCE SHEET DATA
(in million)

                                                                          AS AT 31 DECEMBER,
                                                             2004       2003     2002     2001        2000
                                                             RMB        RMB       RMB      RMB         RMB
                                                            ------     ------    ------   ------     ------
Cash and cash equivalents                                    3,083      2,080     3,771    2,818      4,197
Other current assets                                         4,182      1,922     1,835    1,560      1,692
Property, plant and equipment                               46,717     28,536    26,921   22,352     23,282
Total assets                                                62,104     39,062    37,188   30,653     30,924
Bank and other loans, current portion                       11,518      7,097     5,241    2,178        783
Obligations under finance leases, current portion            2,081      1,298     1,567    1,452      1,776
Bank and other loans, non-current portion                   11,935      4,522     5,835    3,628      3,789
Obligations under finance leases, non-current portion        9,538      5,543     6,632    7,692      9,416
Shareholders' equity                                        11,848     11,896     9,613    9,222      8,881

                                               [LOGO]  [CHINESE CHARACTERS]  187
                                                          CHINA SOUTHERN

                               The Board of Directors, Supervisory Committee and
                                                  Senior Administrative Officers

BOARD OF DIRECTORS

MR. LIU SHAO YONG is the chairman of the Board of Directors. He joined the Company since November 2004. Mr. Liu graduated from China Civil Aviation Flying College and joined the civil aviation industry in 1978. He held the positions of Captain of the Flying Squadron of China General Aviation Corporation and was appointed as the Deputy General Manager of China General Aviation Corporation, Deputy Director of Shanxi Provincial Civil Aviation Administration, General Manager of the Shanxi branch of China Eastern Airlines Corporation Limited and the Chief of the Flying Model Division of the Civil Aviation Administration of China. He served as the General Manager of China Eastern Airlines Corporation Limited and was appointed as the Vice Minister of Civil Aviation Administration of China. Since August 2004, Mr. Liu has served as the General Manager of China Southern Air Holding Company. Mr. Liu obtained a post-graduate degree in International Trading from Tianjin Institute of Finance and Economics in 1999. He is a qualified class one pilot. Save as disclosed above, Mr. Liu is not connected with any Directors, senior management, substantial shareholders or Supervisors of the Company.

MR. LIU MING QI is the Vice Chairman of the Board of Directors of the Company and joined the Company since May 2003. Mr. Liu graduated from South China Normal University and obtained a master's degree in economics from Fudan University. Mr. Liu is currently the Party Secretary and the Vice President of CSAHC. Mr. Liu began his career in 1968, and has successively served as the Municipal Secretary and Mayor of Sanya city of Hainan province, the Vice Governor of Hainan province, the Vice Director of Hong Kong and Macao Affairs office of the State Council and the Vice Director of Macao Liaison Office of the Central Government. Save as disclosed above, Mr. Liu is not connected with any Directors, senior management, substantial shareholders or Supervisors of the Company.

MR. PENG AN FA is currently a Director of the Company and the Vice President of CSAHC and became the employee of the Company since March 1995 after the establishment of the Company. Mr. Peng graduated from the pilot department of China Civil Aviation Flying College and the department of Chinese language and literature of South China Normal University. Mr. Peng began his career in civil aviation in 1969, and successively served as the Pilot Director, Vice Party Secretary and Party Secretary of the Sixth Squadron of the Civil Aviation Administration. In July 1994, Mr. Peng held office as the Party Secretary of the Flight Operation Department of China Southern Airlines. In March 1998, Mr. Peng served as the President and Vice Secretary of China Southern Airlines Shenzhen Co. From August 2001 to October 2002, Mr. Peng served as the Vice President of CSAHC. Mr. Peng is concurrently the Vice Chairman of Shenzhen Air Catering Co., Ltd and CATIC (Hong Kong). Save as disclosed above, Mr. Peng is not connected with any Directors, senior management, substantial shareholders or Supervisors of the Company.

MR. WANG QUAN HUA is currently a Director of the Company and Vice President of CSAHC and became the employee of the Company since March 1995 after the establishment of the Company. Mr. Wang graduated from the Economic Management Department of Central Communist Party College. Mr. Wang began his career in civil aviation in 1972, and successively served as the Director of Planning Department of Guangzhou Civil Aviation Administration, the Office Director of China Southern Airlines Shenzhen Co., the Director of the Planning and Operation Division of CSAHC, the President of Strategy and Development Department of China Southern Airlines Company Limited and the Vice President of CSAHC. Save as disclosed above, Mr. Wang is not connected with any Directors, senior management or substantial shareholders or Supervisors of the Company.

188  CHINA SOUTHERN AIRLINES COMPANY LIMITED  2004 ANNUAL REPORT

The Board of Directors, Supervisory Committee and
Senior Administrative Officers (Cont'd)

BOARD OF DIRECTORS (CONT'D)

MR. ZHAO LIU AN is a Director of the Company and the Vice President of CSAHC. Mr. Zhao joined the Company since May 2003. Mr. Zhao began his career in civil aviation in 1966, and successively served as the Director of Flight Meteorology and Flight Safety Monitoring Division, Director of Science Education Division, the Director of Flying Model Division of Urumqi Civil Aviation Administration, Captain of the Ninth Squadron of the Civil Aviation Administration, the Vice President and President of Urumqi Civil Aviation Administration and Xinjiang Airlines. Save as disclosed above, Mr. Zhao is not connected with any Directors, senior management or substantial shareholders or Supervisors of the Company.

MR. ZHOU YONG QIAN is currently a Director of the Company and the Vice President of CSAHC and the President of China Northern Airlines. Mr. Zhou joined the Company since May 2003. Mr. Zhou graduated from Nanjing Institute of Meteorology. Mr. Zhou began his career in civil aviation in 1990, and successively served as Minister of the Organization Division of the Northeastern Civil Aviation Administration, Vice Secretary of Shenyang Taoxian International Airport, Vice Secretary of the Northeastern Civil Aviation Administration and the President of China Northern Airlines. Save as disclosed above, Mr. Zhou is not connected with any Directors, senior management or substantial shareholders or Supervisors of the Company.

MR. SI XIAN MIN is a Director and President of the Company. Mr. Si graduated from No. 14 Aviation College as an aircraft piloting major with an associate degree. Mr. Si, a professional political tutor, he began his career in civil aviation in 1975. He held positions as Director of the political division of China Southern Airlines Henan Branch, Party Secretary and Vice President of Guizhou Airlines, Deputy Party Secretary of China Southern Airlines Company Limited, Secretary of the Disciplinary Department of China Southern Airlines Company Limited and Party Secretary of China Northern Airlines. Save as disclosed above, Mr. Si is not connected with any Directors, senior management, substantial shareholders or Supervisors of the Company.

MR. ZHOU YONG JIN is a Director of the Company. He joined the CSAHC in January 1991 and became an employee of the Company upon its establishment in March 1995, and has successively served as a Director of the Propaganda Department of the CSAHC, Party Secretary of the Transportation Department (Guangzhou) of the Company, and Party Secretary of the Company's Shenzhen branch. He served as Chairman of the Labour Union of the Company. Save as disclosed above, Mr. Zhou is not connected with any Directors, senior management or substantial shareholders or Supervisors of the Company.

MR. XU JIE BO is a Director, Assistant General Manager and Chief Financial Officer of the Company. Mr. Xu joined the Company in July 1998. He graduated from the Management Department of Tianjin University and was subsequently awarded with a master degree in business administration from Hong Kong Baptist University. A qualified senior accountant by profession, Mr. Xu started his career in August 1986 and worked as Supervisor of the Financial Management Office for Infrastructure Projects of Guangzhou Civil Aviation Administration. In December 1992, he took up the posts of Deputy Director and Director of the Financial Department of Central and Southern China Civil Aviation Administration. In July 1998, he became General Manager of the Financial Department and Chief Financial Officer of the Company. Currently, he is a Director and the Assistant General Manager and Chief Financial Officer of the Company. He is also a Director of Guizhou Airlines Company Limited, Vice Chairman of Sichuan Airlines Corporation Limited, and Vice Chairman of Xiamen Airlines Company Limited. Save as disclosed above, Mr. Xu is not connected with any of the Directors, senior management, substantial shareholders or Supervisors of the Company.

MR. WU RONG NAN is a Director of the Company. He joined the CSAHC in January 1991 and became an employee of the Company upon its establishment in March 1995. Mr. Wu is an air traffic control engineer. He was once employed as the Director of Flight Operations of the Guangzhou Civil Aviation Administration and has been President of Xiamen Airlines since 1986. Save as disclosed above, Mr. Wu is not connected with any Directors, senior management or substantial shareholders or Supervisors of the Company.

                                               [LOGO]  [CHINESE CHARACTERS]  189
                                                          CHINA SOUTHERN

                               The Board of Directors, Supervisory Committee and
                                         Senior Administrative Officers (Cont'd)

BOARD OF DIRECTORS (CONT'D)

MR. SIMON TO has been an Independent Non-Executive Director of the Company since June 1999. Mr. To is currently a Managing Director of Hutchison Whampoa (China) Limited, and also serves as director of several companies in Hong Kong and Foreign-invested companies in China. Mr. To has managed investment projects in China since early 1980's and is familiar with the laws and regulations of Hong Kong and China. Mr. To graduated from the Stanford University with a Master degree in Business Administration. Mr. To is not connected with any Directors, senior management or substantial shareholders or Supervisors of the Company.

MR. PETER LOK has been an Independent Non-Executive Director of the Company since June 2001. He is also a veteran in the civil aviation industry. Mr. Lok joined the Civil Aviation Department of Hong Kong in 1956 and became its Assistant Director in 1982, Deputy Director in 1988, and Director from 1990 to 1996. From 1997 to 2000, Mr. Lok was an advisor and president of Hong Kong Commercial Airlines Center. Mr. Lok has sat on various Committees such as the Evaluation Committees for the Design of Shanghai's Pudong Airport, Committee for China's Zhuhai Aviation and Spaceflight Fair, Evaluation Committees for the IATA Eagle Award. He is also independent director of several listed airline companies. Mr. Lok is not connected with any Directors, senior management or substantial shareholders or Supervisors of the Company.

MR. WEI MING HAI has been an Independent Non-Executive Director of the Company since June 2001. Professor Wei has worked in Jiangxi Provincial Accounting Association, and he started working in Zhongshan University from 1991. In 1993 he became the chairman of the Accounting Department in the School of Management of Zhongshan University. In 1996 he became the Deputy Dean of the School of Management in Zhongshan University. In January 2000, he became Dean of the School of Management in Zhongshan University. Since 1998, Professor Wei has been a doctorate advisor for Accounting Information and Investment Analysis. Professor Wei is also on the board of directors of China Accountants Association, Vice Chairman of Accountants Association of Guangdong Province, Vice Chairman of Auditors Association of Guangzhou , Executive Member of the Research Institute of Financial Costs for Young and Middle-aged Accountants, member of American Accounting Association. Professor Wei holds a Ph.D degree in economics and has an MBA degree from Tulane University in the United States of America. He has published over ten academic books or textbooks, and over 60 academic papers. Mr. Wei is not connected with any Directors, senior management or substantial shareholders or Supervisors of the Company.

MR. WANG ZHI has been an Independent Non-Executive Director of the Company since May 2003. Mr. Wang graduated from the Aircraft Design Department of Harbin Institute of Technology. Mr. Wang began his career in 1965, and has successively served as the Director and Senior Engineer of Aeronautics Research Institute of China, the Vice Director and Vice secretary of the First Research Institute of Civil Aviation, the Vice Director and Director of the Planning Bureau of CAAC and the Director of the Planning Technology System Reform Department and the Planning Technology Department of CAAC. Mr. Wang is also a professor in several universities. Mr. Wang is not connected with any Directors, senior management or substantial shareholders or Supervisors of the Company.

MR. SUI GUANG JUN has been an Independent Non-Executive Director of the Company since May 2003. Mr. Sui graduated from the Economic Department of Jinan University and obtained a master degree. Mr. Sui obtained a doctor degree in the Management of Organizations of Jinan University. He has successively served as the Vice Director of the Research Institute of Hong Kong and Macao Economies, the Dean of corporate administration department of Jinan University and the Chief of the Post-doc Committee of Applied Economics and the Dean of Management College in Jinan University. Mr. Sui is currently the Deputy Vice Chancellor of Guangdong University of Foreign Studies. Mr. Sui is not connected with any Directors, senior management or substantial shareholders or Supervisors of the Company.

190  CHINA SOUTHERN AIRLINES COMPANY LIMITED  2004 ANNUAL REPORT

The Board of Directors, Supervisory Committee and
Senior Administrative Officers (Cont'd)

SUPERVISORY COMMITTEE

As required by the Company Law and the Articles of Association, the Company has a supervisory committee (the "Supervisory Committee") which is primarily responsible for the supervision of senior management of the Company, including the Board of Directors, executive officers and other senior management personnel, to ensure that they act in the interests of the Company, its shareholders and employees, as well as in compliance with applicable law. The Supervisory Committee consists of three Supervisors. Two of the Supervisors are shareholder representatives appointed by shareholders, and one Supervisor is a representative of the Company's employees. The Supervisors serve terms of three years and may serve consecutive terms.

MR. SUN XIAO YI is a member of Party Committee and head of Discipline Supervision Team of China Southern Air Holding Company. Mr. Sun is a senior expert of Political Science and Economics with an associate degree. Mr. Sun has successively served as Vice Party Secretary of the Hubei branch of the Company, Party Secretary of the Flight Operations Department of the Company, and Vice Party Secretary of China Southern Air Holding Company. Save as disclosed above, Mr. Sun is not connected with any Directors, senior management, substantial shareholders or Supervisors of the Company.

MR. YANG GUANG HUA is the Vice Party Secretary and Discipline Supervision Secretary of the Company. Mr. Yang is an engineer with university qualification. Mr. Yang has successively served as Deputy General Manager of the Hunan branch of the Company, General Manager of Southern Airlines (Group) Zhuhai Helicopters Company Limited, General Manager of the Hunan branch of the Company, and Deputy General Manager of the Company. Save as disclosed above, Mr. Yang is not connected with any Directors, senior management, substantial shareholders or Supervisors of the Company.

MS. YANG YI HUA is the General Manager of the Audit Department of the Company. Ms. Yang is an internationally qualified internal auditor. She has successively served as Deputy Manager of the Clearance and Settlement Office of the Financial Division of the Guangzhou Civil Aviation Administration, Manager of the Financial Office of the Company's Financial Division, and Deputy General Manager of the Company's Audit Department. Save as disclosed above, Ms. Yang is not connected with any Directors, senior management, substantial shareholders or Supervisors of the Company.

SENIOR ADMINISTRATIVE OFFICERS

MR. LI KUN is a Managing Vice President of the Company. He graduated from the CAAC Management Institute specializing in Air Transport Management. Mr. Li was the General Manager of the Thailand Office, China Southern Airlines from 1993 to 1995. He became the General Manager of Transportation Department of the Company from 1998 to 2000. Mr Li has been holding the position as a Vice President of the Company since 2000.

MR. YUAN XIN AN is a Vice President and Chief Engineer of the Company. He graduated from the Air Engineering College. Mr. Yuan has over 25 years of experience in the Chinese aviation industry. He has been the Manager of Quality Assurance and Deputy Controller of Quality Control of Guangzhou Aircraft Maintenance Engineering Company Limited, Deputy General Manager of the Aircraft Engineering Department of the Company, and Vice President of Guangzhou Aircraft Maintenance Engineering Company Limited. Mr. Yuan has become the Chief Engineer of the Company since 2000, and he has been appointed as a Vice President of the Company from April 2002.

MR. ZHENG EN REN is a Vice President of the Company. He graduated from the CAAC Advanced Flying College and possesses the qualification as a First Class Pilot. Mr. Zheng has over 40 years of experience in the Chinese aviation industry. He served as the Captain of the Sixth Squadron of the Civil Aviation Administration, Chairman of the Labour Union and Deputy Chief Captain. During the period from 1996 to 1999, he held the position as President of Southern Airlines (Group) Shantou Airlines Company Limited. Mr. Zheng was an Assistant to the President of the Company from 1999 to April 2002. He has been appointed as a Vice President of the Company from April 2002.

                                               [LOGO]  [CHINESE CHARACTERS]  191
                                                          CHINA SOUTHERN

                               The Board of Directors, Supervisory Committee and
                                         Senior Administrative Officers (Cont'd)

SENIOR ADMINISTRATIVE OFFICERS (CONT'D)

MR. HAO JIAN HUA is currently the Vice President of the Company. He completed his piloting at the CAAC Advanced Flying College. Mr. Hao has held positions as Captain, then Deputy Chief Captain, and subsequently Chief Captain of the Sixth Squadron of the Civil Aviation Administration during the period from 1989 to 1994. He then became a Deputy General Manager, from 1994 to 1998, and the General Manager, from 1998 to 1999, of the Flying Aviation Department of the Company. He has been the Vice President of the Company since 31 July, 2003.

MR. REN JI DONG is a Vice President of the Company who graduated from the College of Energy and Power Engineering Department of Nanjing University of Aeronautics and Astronautics with a major degree in motor design, is a senior engineer. Mr. Ren assumed various offices in the aircraft maintenance workshop of Xinjiang Airlines Company, including Head of Workshop, Deputy Director of Workshop and President of the Engineering Department. Mr. Ren served as the Deputy Director of Urumqi Civil Aviation Administration and Vice President of Xinjiang Airlines Company. He was the Vice President of Xinjiang Airlines from 2002 to 2004. Mr. Ren has assumed the offices of the Party Secretary and Vice President of the Urumqi branch of the Company since 2004.

MR. HE ZONG KAI is a Vice President of the Company who graduated from Bejing Foreign Language Institute with a major degree in French, is a senior economist. Mr. He served as the Deputy Manager of the Operation Department of the Company, Manager of Passenger Transportation Department, Head of Seats Arrangement Department, Vice General Manager of the Marketing Department and General Manager of the Ground Services Department. He assumed the offices of the President and Deputy Party Secretary of Hubei branch of the Company since 2003.

MR. LIU QIAN is the Chief Pilot of the Company who graduated from China Civil Aviation Flying College with specialty in aircraft piloting. Mr. Liu served the Civil Aviation Administration of China as assistant researcher of the piloting skills supervision division of the piloting standards department, as assistant researcher of the operation supervision division of the piloting standards department, as assistant researcher of the freight transportation piloting standards division of the piloting standards department, and as the Deputy Head of the Piloting Standards Division of the Piloting Standards Department. He has assumed the offices of the Deputy Chief Pilot and Chief Pilot of the Company since November 2004.

MR. SU LIANG is currently holding the position as Company Secretary. He was a graduate of the Cranfield College of Aeronautics, University of Cranfield, United Kingdom, specialising in Air Transport Management Engineering. Mr. Su is a holder of master degree. During the period from 1998 to 1999, Mr. Su held the position as Deputy Manager of the Flight Operations Department, China Southern Airlines Shenzhen Co. and from 1999 to 2000, he was the Manager of the Planning and Administration Department of China Southern Airlines Shenzhen Co.. Mr. Su was in charge of the international cargo project of the Company, responsible for the planning and development of the Company's North American cargo business. From 2000 to date, Mr. Su is the Company Secretary.

MR. CHEN WEI HUA is the Chief Legal Adviser to the Company. Mr. Chen graduated from the school of law of Peking University. He is a qualified solicitor and a qualified corporate legal counsellor. Mr. Chen joined the Civil Aviation Administration of China in 1998. He then joined the CSAHC in January 1991. From 1997 to 2003, he served as Vice Director and Director of the Legal Affairs Office of the Company. Currently, he is President of the Legal Department of the Company. Since December 2003, Mr. Chen has been the Chief Legal Adviser to the Company. He is also a Director of Xiamen Airlines Company Limited.

192  CHINA SOUTHERN AIRLINES COMPANY LIMITED  2004 ANNUAL REPORT

Glossary

      In this Annual Report, unless the context otherwise requires, the following terms shall have the meanings indicated:

      CAPACITY MEASUREMENTS

      "available seat kilometres"   the number of seats made available for sale
         or "ASKs"                  multiplied by the kilometres flown

      "available tonne kilometres"  the tonnes of capacity available for the
         or "ATKs"                  transportation of revenue load (passengers
                                    and cargo) multiplied by the kilometres
                                    flown

      TRAFFIC MEASUREMENTS

      "revenue passenger            the number of passengers carried multiplied
         kilometres" or "RPKs"      by the  kilometres flown

      "cargo tonne kilometres"      the load in tonnes multiplied by the
                                    kilometres flown

      "revenue tonne kilometres"    the load (passengers and cargo) in tonnes
         or "RTKs"                  multiplied by the kilometres flown

      YIELD MEASUREMENTS

      "passenger yield"             revenue from passenger operations divided by
                                    RPKs

      "cargo yield"                 revenue from cargo operations divided by
                                    cargo tonne kilometres

      "average yield"               revenue from airline operations (passenger
                                    and cargo) divided by RTKs

      "tonne"                       a metric ton, equivalent to 2,204.6 pounds

      LOAD FACTORS

      "passenger load factor"       RPKs expressed as a percentage of ASKs

      "overall load factor"         RTKs expressed as a percentage of ATKs

      UTILISATION

      "utilisation rates"           the actual number of flight and taxi hours
                                    per aircraft per operating day

                      NOTICE OF 2004 ANNUAL GENERAL MEETING

      [LOGO]                    [CHINESE CHARACTERS]
                     CHINA SOUTHERN AIRLINES COMPANY LIMITED

  (a joint stock limited company incorporated in the People's Republic of China with limited liability)
                               (STOCK CODE: 1055)

      NOTICE IS HEREBY GIVEN that pursuant to the resolutions passed by the Board of Directors of China Southern Airlines Company Limited (the "Company") at the Board Meeting held on 25 April, 2005, the 2004 Annual General Meeting of the Company will be held at the headquarters of China Southern Airlines Company Limited, No. 278 Ji Chang Road, Guangzhou, Guangdong Province, the PRC at 9:00 a.m., on 15 June, 2005 for the following purposes:

      I. To examine and approve the following resolutions as ordinary resolutions:

            1.    Report of the Directors of the Company for the year 2004;

            2. Report of the Supervisory Committee of the Company for the year 2004;

            3. Audited consolidated financial statements of the Company for the year 2004;

            4.    Profit distribution budget of the Company for the year 2004;

            5. Appoint KPMG as the international auditors of the Company for the year 2005 and KPMG Huazhen as the PRC auditors of the Company for the year 2005 and authorize the Board to determine their remuneration;

            6. The operating lease of 5 Boeing B737-700, 5 Boeing B737-800, 5 Airbus A320-000 and 10 Airbus A321-200;

            7. Proposal of the Board of Directors for amendments to the "Rules of Procedures for Shareholders' General Meetings" as stated below;

                  a. Article 2 of the "Rules of Procedures for Shareholders' General Meetings" shall be replaced by the following provision:

                        "ARTICLE 2 The Shareholders' General Meeting is the organ of authority of the Company and shall exercise the following functions and powers in accordance with law:

                        (1) to decide on the Company's operational policies and investment plans;

                        (2) to elect and replace directors and decide on matters relating to the remuneration of directors;

                        (3) to elect and replace the supervisors who are representatives of shareholders and decide on matters relating to the remuneration of supervisors;

                        (4) to examine and approve reports of the Board of Directors;

                        (5) to examine and approve reports of the supervisory committee;

                        (6) to examine and approve the Company's proposed annual preliminary and final financial budgets;

                        (7) to examine and approve the Company's profit distribution plans and plans for making up losses;

                        (8) to decide on increases or reductions in the Company registered capital;

                        (9) to decide on matters such as merger, division, dissolution and liquidation of the Company;

                        (10) to decide on the issue of debentures by the Company;

                        (11) to decide on matters relating to external security according to the relevant provisions of the Articles of Association of the Company;

                        (12) to decide on the appointment, dismissal and disengagement of the accountants of the Company;

                        (13)  to amend these Articles of Association;

                        (14) to consider motions raised by shareholders who represent 5 percent or more of the total shares of the Company carrying the right to vote;

                        (15) to decide on other matters which require resolutions of the shareholders in Shareholders' General Meeting according to relevant laws, administrative regulations and provisions of the these Articles of Association;

                        (16) to decide on matters which the Board of Directors may be authorized or delegated to deal with by the shareholders in Shareholders' General Meeting;

                        (17) to consider and approve significant acquisition, disposal and replacement of assets of the Company (the standards shall be fixed in accordance with the rules of the stock exchange of the listing place).

                  b. Article 12 of the "Rules of Procedures for Shareholders' General Meetings" shall be replaced by the following provision:

                        "ARTICLE 12 A notice of meeting of shareholders shall meet the following requirements:

                        (1)   be in writing;

                        (2) specify the place, the date and time of the meeting;

                        (3)   state the matters to be discussed at the meeting;

                        (4) provide such information and explanation as are necessary for the shareholders to make an informed decision on the proposals put before them. Without limiting the generality of the foregoing, where a proposal is made to amalgamate the Company with another, to repurchase shares, to reorganize the share capital, or to restructure the Company in any other way, the terms of the proposed transaction must be provided in detail together with copies of the proposed agreement, if any, and the cause and effect of such proposal must be properly explained;

                        (5) contain a disclosure of the nature and extent, if any, of the material interests of any director, supervisor, president or other senior administrative officer in the proposed transaction and the effect of the proposed transaction on them in their capacity as shareholders in so far as it is different from the effect on the interests of the shareholders of the same class;

                        (6) contain the full text of any special resolution to be proposed at the meeting;

                        (7) contain conspicuously a statement that a shareholder entitled to attend and vote is entitled to appoint one or more proxies to attend and vote instead of him and that a proxy need not be a shareholder;

                        (8) specify the time and place for lodging proxy forms for the relevant meeting.

                        Where the Company convenes the Shareholders' General Meeting and provides shareholders with online voting, the time and voting procedures of online voting and the matters to be considered and approved.";

                  c. Article 20 of the "Rules of Procedures for Shareholders' General Meetings" shall be replaced by the following provision:

                        "ARTICLE 20 The Company shall, subject to the Shareholders' General Meetings being legally and validly held and availability of corresponding conditions, encourage a higher proportion of participation of public shareholders in Shareholders' General Meetings through various means, including using modern information technology to establish an online voting platform.";

                  d. Article 21 of the "Rules of Procedures for Shareholders' General Meetings" shall be replaced by the following provision:

                        "ARTICLE 21 In order to protect the interests of public shareholders in good faith, the Company shall provide an online voting system for the shareholders to exercise their voting right at the Shareholders' General Meeting so far as the condition permits. On a voting by poll on the matters mentioned in Article 53 at the Shareholders' General Meeting, online voting shall be adopted therefore.

                        Where online voting is adopted for the Shareholders' General Meeting, all shareholders whose names appear on the register of members on the record date for the purpose of the Shareholders' General Meeting, are entitled to exercise their voting rights through the online voting system of the Shareholders' General Meeting, provided that the voting right of the same shares shall be exercised only by one of the following ways: on-the-spot voting, online voting or otherwise as specified.

                        Where online voting is adopted for the Shareholders' General Meeting, it shall be conducted in accordance with the relevant laws, regulations and rules.";

                  e. Article 22 of the "Rules of Procedures for Shareholders' General Meetings" shall be replaced by the following provision:

                        "ARTICLE 22 The Board of Directors, independent directors and shareholders who meet the relevant requirements may solicit from other shareholders their voting rights in Shareholders' General Meetings. The solicitation shall be without consideration and information shall be fully disclosed to such shareholders.";

                  f. Article 23 of the "Rules of Procedures for Shareholders' General Meetings" shall be replaced by the following provision:

                        "ARTICLE 23 A motion of a Shareholders' General Meeting is a discussion paper of a specific matter which shall be discussed in a Shareholders' General Meeting and shareholders shall resolve on the specific motion in a Shareholders' General Meeting.

                        At a Shareholders' General Meeting of the Company, shareholders who individually or jointly hold 5% or more of the Company's voting shares shall have the right to propose new motions.

                        Shareholders individually or jointly holding 5% of the total voting shares of the Company or the Supervisory Committee may put forward an extempore motion at annual general meetings. If the extempore motion concerns matters not listed in the notice of Board Meeting but falls into the scope of matters listed in Article 96, the proposing party shall submit the motion to the Board not less than 10 days before the convening of the Shareholders' General Meeting for announcement by the Board of Directors upon their approval.

                        Where the principal shareholder proposes a new motion on profit distribution, the motion shall be submitted to the Board not less than 10 days before holding of the annual general meeting for announcement by the Board. If the motion is submitted less than 10 days before the annual general meeting, the principal shareholder may not propose the new profit distribution motion at the current annual general meeting.

                        If online voting is adopted by the Company for the annual general meeting, the extempore motion so proposed shall be announced by the Board of Directors at least 10 days in advance. Any extempore motion proposed at the Shareholders' General Meeting or other extempore motions which have not been announced shall not be included in the agenda of the Shareholders' General Meeting.

                        Apart from the above, other motions may be proposed to the Board for its announcement before the annual general meeting or may be proposed at the annual general meeting directly.";

                  g. Article 24 of the "Rules of Procedures for Shareholders' General Meetings" shall be replaced by the following provision:

                        "ARTICLE 24 A motion proposed at Shareholders' General Meetings shall satisfy the following criteria:

                        (1) The substance of the motion proposed shall be in compliance and not conflict with laws, administrative regulations and the requirements set forth in the Company's Articles of Association, and shall fall within the scope of business of the Company and the functions of Shareholders' General Meetings;

                        (2) There is a clear subject of discussion and a specific resolution;

                        (3) The motion shall be submitted or delivered to the Board of Directors in writing.";

                  h. Article 53 of the "Rules of Procedures for Shareholders' General Meetings" shall be replaced by the following provision:

                        "ARTICLE 53 Unless otherwise provided, the following matters shall not be implemented or applied for unless they have been approved by all the shareholders of the Company at the Shareholders' General Meeting and have been passed by more than half of the public shareholders with voting rights present at the Shareholders' General
                        Meeting:

                        Any issue of new shares by the Company to the public (including issue of overseas listed foreign shares or share of other natures), issue of convertible debentures, placing of shares to existing shareholders (except in such placing where the controlling shareholders have provided an undertaking to fully subscribe for the shares in cash before the Shareholders' General Meeting is convened);

                        Major asset restructuring in which the assets will be acquired at a total price which is 20% higher than the audited net book value of such assets;

                        Repayment of debts due to the Company by any shareholder using his shares of the Company;

                        Overseas listing of any significant subsidiary of the Company;

                        Other relevant issues which may have a material impact on the interests of the public shareholders in the development of the Company.

                        Where the Company makes an announcement on the resolutions of the Shareholders' General Meeting about any issue mentioned above, the announcement shall set out the number of the public shareholders voting at the Shareholders' General Meeting, the number of shares they held and its percentage in the total number of shares held by the public shareholders, the voting result and shareholdings of the ten largest public shareholders voting at the Shareholders' General Meeting and the results of their votes.

                        Where the Company convenes a Shareholders' General Meeting to consider and approve any issue mentioned above, it shall provide the shareholders with an online voting system.";

                  i. Article 54 of the "Rules of Procedures for Shareholders' General Meetings" shall be replaced by the following provision:

                        "ARTICLES 54 Where any event referred to in the preceding Article 53 occur, after the notice of Shareholders' General Meeting has been issued, the Company shall issue a notice of the Shareholders' General Meeting again within three days from the date of shareholding registration.";

                  j. Article 55 of the "Rules of Procedures for Shareholders' General Meetings" shall be replaced by the following provision:

                        "ARTICLE 55 Annual General Meetings or extraordinary shareholders' meetings held at the request of shareholders and the Supervisory Committee shall not adopt voting by way of written resolutions. Extraordinary general meetings held for other reasons may vote by way of written resolutions, except for the following matters:

                        (1) Increase or decrease in the Company registered capital;

                        (2)   Any issue of debentures by the Company;

                        (3) Merger, division, dissolution and liquidation of the Company;

                        (4)   Any amendment to the Articles of Association;

                        (5) plan for distribution of profits and recovery of losses;

                        (6) Appointment and removal of members of the Board of Directors and the supervisory committee;

                        (7)   Change in application of raised funds;

                        (8) Connected transactions that shall be considered and examined by the Shareholders' General Meeting;

                        (9) acquisition and disposal of assets that shall be considered and examined by the Shareholders' General Meeting;

                        (10)  Change of accounting firms;

                        (11) Other matters that shall not be voted by way of written resolutions as provided by these Articles of Association.";

                  k. Article 56 of the "Rules of Procedures for Shareholders' General Meetings" shall be replaced by the following provision:

                        "ARTICLE 56 The nominee list of Directors and Supervisors of the Company shall be submitted to the Shareholders' General Meeting for resolution. The Board of Directors shall simultaneously provide shareholders with bibliographical details and basic information about nominees of Directors and Supervisors.";

                  l. Article 57 of the "Rules of Procedures for Shareholders' General Meetings" shall be replaced by the following provision:

                        "ARTICLE 57 After issue of notice of Shareholders' General Meeting by the Company about election of Directors and Supervisors, shareholders holding or aggregately holding 1% or more of shares with voting rights of the Company may propose nominees of Directors and Supervisors before the Shareholders' General Meeting for review by the Board of Directors in accordance with the procedures for amendments to proposals of Shareholders' General Meeting before submission to Shareholders' General Meeting for examination.";

                  m. Article 59 of the "Rules of Procedures for Shareholders' General Meetings" shall be replaced by the following provision:

                        "ARTICLE 59 Method of voting:

                        (1)   disclosed ballot;

                        (2) the right to vote by hand on resolutions which ballot is not necessary;

                        (3) unconditional ballot, that is, no additional conditions are attached to voting;

                        (4)   a resolution shall be made after voting.

                        The following issues shall be approved by vote on a poll under the supervisor's supervision at Shareholders' General Meeting:

                        (1)   connected transactions;

                        (2) transactions that shall be approved by independent shareholders;

                        (3) options granted to major shareholders or independent directors or any other related parties; and

                        (4) any other transactions in which shareholders are materially interested and accordingly are required to refrain from voting at Shareholders' General Meeting.

                              Notwithstanding the above regulations, unless a poll is demanded before or after any vote by show of hands, at any general meeting of shareholders, a resolution shall be decided on a show of hands if not expressly required to be decided by a poll:

                              (1)   by the chairman of the meeting;

                              (2) by at lease two shareholders entitled to vote present in person or by proxy;

                              (3)   by one or more shareholders present in
                                    person or by proxy and representing 10
                                    per cent or more of all shares carry the rights to vote at the meeting.

                        Unless a poll be so demanded, a declaration by the chairman that a resolution has on a show of hands been carried unanimously, or carried by a particular majority, or lost, and an entry to that effect in the minutes of the meeting shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favor of or against such resolution.

                        The demand for a poll may be withdrawn by the person who makes such demand."

                        Where online voting is provided at the Shareholders' General Meeting of the Company concurrently, the number of votes by Shareholders or their appointed representatives through online voting system of the Shareholders' General Meeting shall be taken into the total number of votes of the Shareholders' General Meeting together with the number of votes on site of the meeting and by other mean as specified."

            8. Proposal of the Board of Directors for amendments to the "Rules of Procedures for Board of Directors" as stated below;

                  a. Article 12 of "Rules of Procedures for Board of Directors" shall be replaced by the following provision:

                        "ARTICLE 12 Where a director's resignation results in the number of directors being less than the quorum, the written resignation of such directors shall become effective only when the vacancy arising from his resignation has been filled by new directors. The Board of Directors consisting of the remaining directors shall convene a Shareholders' General Meeting as soon as possible to elect a new director to fill the vacancy arising from the resignation of such directors. The power of the resigning director and the Board of Directors consisting of the remaining directors shall be subject to due restrictions until the Shareholders' General Meeting has made a resolution in respect of the re-election of the directors.

                        Where directors leave the Company before expiry of their terms of office, they shall compensate the Company for any losses arising from their unauthorized resignation.";

                  b. Article 15 of "Rules of Procedures for Board of Directors" shall be replaced by the following provision:

                        "ARTICLE 15 The Company shall not in any manner pay taxes for or on behalf of a director, supervisor, president or other senior administrative officer.";

                  c. Article 18 of "Rules of Procedures for Board of Directors" shall be replaced by the following provision:

                        "ARTICLE 18 The Company shall have independent directors. The independent directors shall have no other position in the Company (other than as director of the Company), and shall not be in any relationship with the Company or its major shareholders that will impair their independent and objective judgment.

                        The Board of Directors shall comprise more than one-thirds of independent directors, of which at least one director shall be accounting professional. Independent directors shall perform the fiduciary duties and protect the interests of the Company, and in particular, they shall protect the legal interests of public shareholders from any loss.";

                  d. Article 21 of "Rules of Procedures for Board of Directors" shall be replaced by the following provision:

                        "ARTICLE 21 To facilitate the independent directors in performing their function more efficiently, the independent directors shall have the following special powers, in addition to having those powers granted by the Company Law and other relevant laws and regulations to directors:

                        (i) connected transactions of which the aggregate consideration is in compliance with the relevant provisions of the existing listing rules and other supervisory regulation in places where the Company is listed, engaging or disengaging accounting firms, shall first be approved by the independent directors before submission to the Board of Directors for discussion. Before making the decision with respect to such transactions, the independent directors may engage a professional institution to prepare independent financial advisor's reports as a basis of their decision;

                        (ii) propose to the Board of Directors with respect to engaging or disengaging accounting firms;

                        (iii) propose to the Board of Directors with respect to
                              the convening of extraordinary shareholders' meetings;

                        (iv)  propose the convening of board meetings;

                        (v) engage external auditing firms or consultancy firms;

                        (vi) publicly solicit and collect proxies before the convening of the Shareholders' General Meetings.

                        The independent director shall obtain the consent of over half of the independent directors in exercising any of the above powers, among which (v) requires the consent of all of the independent directors.";

                  e. Article 22 of "Rules of Procedures for Board of Directors" shall be replaced by the following provision:

                        "ARTICLE 22 In addition to the above obligation, the independent directors shall provide their independent opinions to the Board of Directors or the Shareholders' General Meeting on the following matters:

                        (1)   nomination, appointment and removal of directors;

                        (2) appointment and dismissal of senior administrative officers;

                        (3)   remuneration of directors and senior
                              administrative officers;

                        (4) newly occurred transactions, loans and other forms of fund transfer between the Company and its shareholders, actual controllers or their affiliates, the aggregate amount of which is in compliance with the relevant provisions of the existing listing rules and other supervisory regulations in places where the Company is listed, and whether the Company has taken effective measures to collect the amounts due;

                        (5) matters which may harm the interests of the minority shareholders;

                        (6) matters which the Board of Directors has not put forward cash profit distribution proposal;

                        (7) matters relating to security provided to external parties by the Company;

                        (8) other matters provided for in these Articles of Association.

                        The independent directors shall choose to provide any of the following opinions in respect of the above matters: agree, reserve opinion and the reasons therefor, dissent and the reasons therefor; unable to comment and the reasons therefor.

                        If the matters concerned fall under those which require disclosure, the company shall publicly disclose the opinions of the independent directors. If the independent directors cannot reach a consensus, the Company shall publicly disclose the opinions of each of the independent directors.";

                  f. Article 23 of "Rules of Procedures for Board of Directors" shall be replaced by the following provision:

                        "ARTICLE 23 Independent directors shall attend the meetings of the Board of Directors as scheduled, have an understanding of the production and operation of the Company, take initiative to conduct investigation and obtain information necessary for decision-making. Independent directors shall submit their report to the annual general meeting of the Company, describing the discharge of their duties.";

                  g. Article 28 of "Rules of Procedures for Board of Directors" shall be replaced by the following provision:

                        "ARTICLE 28 Nomination, Election and Replacement of Independent Directors:

                        (1) The Board of Directors, the supervisory committee, and shareholder(s) of the Company who alone or jointly with other persons hold(s) more than 5% of the issued shares of the Company shall have the right to nominate candidates as independent directors, and the nominated candidates shall become independent directors by election at a Shareholders' General Meeting.

                        (2) The nominator shall have the approval of the proposed candidate for the nomination before making a nomination. The nominator shall have adequate knowledge of the profession, education, professional title and detailed work experience of the nominee as well as status of all his part-time jobs. The nominator shall also comment on the qualification and independence of the nominee as an independent director. The nominee shall make a public statement disclaiming any relationship between him and the Company that will affect his independent judgment. Before the shareholders meeting for the election of independent directors, the Company's Board of Directors shall announce the above information in accordance with relevant provisions.

                        (3) Before convening the Shareholders' General Meeting for the election of independent directors, the Company shall submit relevant materials of all the nominees to the China Securities Regulatory Commission and its local office as well as the stock exchange at which the Company's shares are listed. Dissenting opinions of the board with regard to the nominees shall also be submitted. Nominees of independent directors objected by China Securities Regulatory Commission may be candidates of the directors of the Company but not as candidates of independent directors of the Company. At the Shareholders' General Meeting for the election of independent directors, the Board of Directors shall make clear whether the nominees of independent directors are objected to by China Securities Regulatory Commission.

                        (4) The term of office of the independent directors is the same as that of the other directors. Successive terms are allowed upon the expiration of the term, but may not be extended to more than 6 years.

                        (5) An independent director who fails to attend in person three consecutive board meetings shall be deemed as unable to perform his duties and shall be replaced upon the proposal of the board to the Shareholders' General Meeting. Independent directors shall not be dismissed without just cause before the expiration of his term, unless the above condition or any of the conditions specifying the disqualification of a director under the Company Law has occurred. When an independent director is dismissed, the Company shall disclose the dismissal as a special discloseable matter and shall give reasons for the dismissal. The independent director may make a public statement if he thinks that such a dismissal is without justification.

                        (6) Independent directors may resign before the expiration of their term. The resigning independent director shall submit written resignation to the Board of Directors. The written resignation shall contain explanations on matters related to his resignation or any other matters which in his opinion, should be brought to the notice of the shareholders and creditors of the Company. In the event that due to the resignation of an independent director the number of independent directors or a member of the board falls below the percentage required by the Articles of

                              Association, the resignation of such independent director shall be effective only after a new independent director has been appointed to fill up the vacancy. The Board of Directors shall hold the Shareholders' General Meeting to reappoint independent directors within two months. Where Shareholders' General Meeting is not convened within this period, independent directors may cease to perform their duties.";

                  h. Article 36 of "Rules of Procedures for Board of Directors" shall be replaced by the following provision:

                        "ARTICLE 36 When the Board of Directors votes on matters relating to the relevant connected transactions, in the event that the number of voting directors is less than half of total number of all directors after unrelated directors refrain from voting, all directors (including unrelated directors) shall vote on the procedures for the connected transactions to be submitted to the Shareholders' General Meeting for approval, and the relevant resolutions relating to such transactions shall be approved at the Shareholders' General Meeting, and an announcement stating the opinions of independent directors shall be made separately";

      II.   TO CONSIDER AND APPROVE THE FOLLOWING RESOLUTIONS AS SPECIAL
            RESOLUTION

            1. Proposals of the Board of Directors for amending the Articles of Association of the Company as stated below be and is hereby approved, and the Board of Directors is authorized to amend appropriately the wordings of the following amendment proposals and to deal with any other matters as required by any PRC relevant auditing authorities and the listing rules of any stock exchange in which the securities of the Company are listed:

                  a. The original Article 58 of the "Articles of Association" shall be followed by the following new provisions:

                        "CHAPTER 8 Shareholders' Rights and Obligations

                        ARTICLE 58 The controlling shareholders of the Company shall assume the following obligations for the Company:

                        (1) The controlling shareholders and the Company shall implement separation of personnel, assets and finance and independence between organs and business of the Company;

                        (2) The controlling shareholders shall respect decisions made by Shareholders' General Meeting and the Board of the Company, and shall not bypass the Shareholders' General Meeting or the Board in interfering with the decisions made and production and operation activities carried out legally by the Company;

                        (3) The controlling shareholders shall nominate candidates of the Company's directors and supervisors in accordance with laws and regulations and the Company's Articles of Association. Nominated candidates of directors and supervisors shall have the relevant knowledge and capacity of decision-making and supervision. The controlling shareholders shall not execute any approval procedure relating to the appointment of members of the Board of Directors or appointment of personnel at the Shareholders' General Meeting, or bypass Shareholders' General Meeting and Board of Directors in employing/dismissing any senior managerial officers of the Company; The controlling shareholders shall not interfere with the employment and dismissal and use of any senior managerial officers of the Company;

                        (4) The controlling shareholders shall not take advantage of asset restructuring or otherwise to harm the legal interests of the Company and other shareholders, and shall not exploit their special position to obtain additional benefits;

                        (5) The controlling shareholders shall abide by the provisions about abstaining from decision on connected transactions of the Company;

                        (6) The controlling shareholders and their related companies shall avoid direct competition with the Company;

                        (7) The controlling shareholders shall ensure that relevant information provided to the Company is true, accurate and complete, and ensure that the Company can legally perform disclosure obligation to public investors;

                        (8) When exercising voting rights, the controlling shareholders shall not make decisions which harm the legal interests of the Company and other shareholders.";

                        ARTICLE 59 The controlling shareholders and beneficial controller of the Company shall have the obligations to act in good faith towards the Company and public shareholders of the Company. The controlling shareholders shall by law strictly exercise their rights as contributors. The controlling shareholders shall not take advantage of connected transactions, profit distribution, asset restructuring, external investment, capital appropriation and loan guarantee to the detriment of the legal interests of the Company and public shareholders, nor shall they exploit their position as controlling shareholders to harm the interests of the Company and public shareholders.";

                        ARTICLE 60 Written agreements shall be made in respect of connected transactions between the Company and a connected person, which shall be in line with the principles of equality, voluntariness and fair consideration. Connected transactions shall be made on normal commercial terms, and the consideration must be comparable with those provided by independent third parties in the market.

                        The Company shall take effective measures to prevent its connected persons from interfering with the operations of the Company and damaging the Company's benefits by way of monopolizing its purchase and sales channels.

                        The Company shall take effective measures to prevent shareholders and its connected parties from misappropriating or transferring the Company's funds, assets or other resources in whatever manner.";

                  b. Unless otherwise specified, wordings in sections subsequent to the original Article 58 of the "Articles of Association" are kept the same except that item numbers of articles are deferred. The original Article 59 of the "Articles of Association" shall be replaced by the following provision:

                        "CHAPTER 9 Shareholders' General Meeting

                        "ARTICLE 62 The Shareholders' General Meeting shall exercise the following functions and powers:

                        (1) to decide on the Company's operational policies and investment plans;

                        (2) to elect and replace directors and decide on matters relating to the remuneration of directors;

                        (3) to elect and replace the supervisors who are representatives of shareholders and decide on matters relating to the remuneration of supervisors;

                        (4) to examine and approve reports of the Board of Directors;

                        (5) to examine and approve reports of the supervisory committee;

                        (6) to examine and approve the Company's proposed annual preliminary and final financial budgets;

                        (7) to examine and approve the Company's profit distribution plans and plans for making up losses;

                        (8) to decide on increases or reductions in the Company registered capital;

                        (9) to decide on matters such as merger, division, dissolution and liquidation of the Company;

                        (10) to decide on the issue of debentures by the Company;

                        (11) to decide on matters relating to external security according to the relevant provisions of the Articles of Association of the Company;

                        (12) to decide on the appointment, dismissal and disengagement of the accountants of the Company;

                        (13)  to amend these Articles of Association;

                        (14) to consider motions raised by shareholders who represent 5 percent or more of the total shares of the Company carrying the right to vote;

                        (15) to decide on other matters which require resolutions of the shareholders in Shareholders' General Meeting according to relevant laws, administrative regulations and provisions of the these Articles of Association;

                        (16) to consider and approve significant acquisition, disposal and replacement of assets of the Company (the standards shall be fixed in accordance with the rules of the stock exchange of the listing place);

                        (17) to decide on matters which the Board of Directors may be authorized or delegated to deal with by the shareholders in Shareholders' General Meeting.

                              When the Shareholders' General Meeting decide on matters which the Board of Directors may be authorized or delegated to deal with, the Shareholders' General Meeting shall maintain the legitimate rights and interests of the Company according to law and abide by laws and regulations strictly in order to ensure the Company's principle of efficient operation and scientific decision making. Matters authorized or delegated to the Board of Directors to deal with include (without limitation):

                              (1) to modify the language of these Articles of Association after the Shareholders' General Meeting passed the resolution on the amendments to these Articles of Association;

                              (2)   to distribute the interim profit;

                              (3) to decide on matters in connection with the issue of new shares and convertible bonds;

                              (4) to deal with, mortgage and secure the fixed assets under the current operation policy and investment plan passed at the Shareholders' General Meeting, excluding direct or indirect provision of debts guarantee for the secured party with a gearing ratio exceeding 70%;

                              (5) other matters authorized or delegated at the Shareholders' General Meeting to the Board of Directors to deal with from time to time in accordance with laws, regulations and these Articles of Association.";

                  c. The original Article 66 of the "Articles of Association" shall be replaced by the following provision:

                        "ARTICLE 69 A notice of meeting of shareholders shall meet the following requirements:

                        (1)   be in writing;

                        (2) specify the place, the date and time of the meeting;

                        (3)   state the matters to be discussed at the meeting;

                        (4) provide such information and explanation as are necessary for the shareholders to make an informed decision on the proposals put before them. Without limiting the generality of the foregoing, where a proposal is made to amalgamate the Company with another, to repurchase shares, to reorganize the share capital, or to restructure the Company in any other way, the terms of the proposed transaction must be provided in detail together with copies of the proposed agreement, if any, and the cause and effect of such proposal must be properly explained;

                        (5) contain a disclosure of the nature and extent, if any, of the material interests of any director, supervisor, president or other senior administrative officer in the proposed transaction and the effect of the proposed transaction on them in their capacity as shareholders in so far as it is different from the effect on the interests of the shareholders of the same class;

                        (6) contain the full text of any special resolution to be proposed at the meeting;

                        (7) contain conspicuously a statement that a shareholder entitled to attend and vote is entitled to appoint one or more proxies to attend and vote instead of him and that a proxy need not be a shareholder;

                        (8) specify the time and place for lodging proxy forms for the relevant meeting.

                        Where the Company convenes the Shareholders' General Meeting and provides shareholders with online voting, the time and voting procedures of online voting and the matters to be considered and approved.";

                  d. The original Article 74 of the "Articles of Association" shall be followed by the following new provision:

                        "ARTICLE 78 The Company shall, subject to the Shareholders' General Meetings being legally and validly held and availability of corresponding conditions, encourage a higher proportion of participation of public shareholders in Shareholders' General Meetings through various means, including using modern information technology to establish an online voting platform.

                        ARTICLE 79 In order to protect the interests of public shareholders in good faith, the Company shall provide an online voting system for the shareholders to exercise their voting right at the Shareholders' General Meeting so far as the condition permits. On a voting by poll on the matters mentioned in Article 94 at the Shareholders' General Meeting, online voting shall be adopted therefore.

                        Where online voting is adopted for the Shareholders' General Meeting, all shareholders whose names appear on the register of members on the record date for the purpose of the Shareholders' General Meeting, are entitled to exercise their voting rights through the online voting system of the Shareholders' General Meeting, provided that the voting right of the same shares shall be exercised only by one of the following ways: on-the-spot voting, online voting or otherwise as specified.

                        Where online voting is adopted for the Shareholders' General Meeting, it shall be conducted in accordance with the relevant laws, regulations and rules.

                        ARTICLE 80 The Board of Directors, independent directors and shareholders who meet the relevant requirements may solicit from other shareholders their voting rights in Shareholders' General Meetings. The solicitation shall be without consideration and information shall be fully disclosed to such shareholders.

                        ARTICLE 81 A motion of a Shareholders' General Meeting is a discussion paper of a specific matter which shall be discussed in a Shareholders' General Meeting and shareholders shall resolve on the specific motion in a Shareholders' General Meeting.

                        At a Shareholders' General Meeting of the Company, shareholders who individually or jointly hold 5% or more of the Company's voting shares shall have the right to propose new motions.

                        Shareholders individually or jointly holding 5 % of the total voting shares of the Company or the Supervisory Committee may put forward an extempore motion at annual general meetings. If the extempore motion concerns matters not listed in the notice of Board Meeting but falls into the scope of matters listed in Article 96, the proposing party shall submit the motion to the Board not less than 10 days before the convening of the Shareholders' General Meeting for announcement by the Board of Directors upon their approval.

                        Where the principal shareholder proposes a new motion on profit distribution, the motion shall be submitted to the Board not less than 10 days before holding of the annual general meeting for announcement by the Board. If the motion is submitted less than 10 days before the annual general meeting, the principal shareholder may not propose the new profit distribution motion at the current annual general meeting.

                        If online voting is adopted by the Company for the annual general meeting, the extempore motion so proposed shall be announced by the Board of

                        Directors at least 10 days in advance. Any extempore motion proposed at the Shareholders' General Meeting or other extempore motions which have not been announced shall not be included in the agenda of the Shareholders' General Meeting.

                        Apart from the above, other motions may be proposed to the Board for its announcement before the annual general meeting or may be proposed at the annual general meeting directly.

                        ARTICLE 82 A motion proposed at Shareholders' General Meetings shall satisfy the following criteria:

                        (1) The substance of the motion proposed shall be in compliance and not conflict with laws, administrative regulations and the requirements set forth in the Company's Articles of Association, and shall fall within the scope of business of the Company and the functions of Shareholders' General Meetings;

                        (2) There is a clear subject of discussion and a specific resolution;

                        (3) The motion shall be submitted or delivered to the Board of Directors in writing.

                        ARTICLE 83 The Board of the Company shall act in the best interest of the Company and its shareholders and shall examine the motions proposed at the Shareholders' General Meeting according to the provisions of Article 82.;

                        ARTICLE 84 Where the Board decides not to include any motions proposed to the Shareholders' General Meeting in the agenda thereof, it shall give an explanation at the meeting and issue an announcement setting out the content of such motion and its explanation, together with the resolutions of the Shareholders' General Meeting, after the conclusion of the meeting.

                        ARTICLE 85 If the proposing shareholders have any objection to the decision of the Board of Directors of not including their motions in the agenda, they may request the convening of an extraordinary general meeting according to the provisions of Article 99.";

                  e. The original Article 82 of the "Articles of Association" shall be followed by the following new provisions:

                        "ARTICLE 94 Unless otherwise provided, the following matters shall not be implemented or applied for unless they have been approved by all the shareholders of the Company at the Shareholders' General Meeting and have been passed by more than half of the public shareholders with voting rights present at the Shareholders' General
                        Meeting:

                        Any issue of new shares by the Company to the public (including issue of overseas listed foreign shares or share of other natures), issue of convertible debentures, placing of shares to existing shareholders (except in such placing where the controlling shareholders have provided an undertaking to fully subscribe for the shares in cash before the Shareholders' General Meeting is convened);

                        Major asset restructuring in which the assets will be acquired at a total price which is 20% higher than the audited net book value of such assets;

                        Repayment of debts due to the Company by any shareholder using his shares of the Company;

                        Overseas listing of any significant subsidiary of the Company;

                        Other relevant issues which may have a material impact on the interests of the public shareholders in the development of the Company.

                        Where the Company makes an announcement on the resolutions of the Shareholders' General Meeting about any issue mentioned above, the announcement shall set out the number of the public shareholders voting at the Shareholders' General Meeting, the number of shares they held and its percentage in the total number of shares held by the public shareholders, the voting result and shareholdings of the ten largest public shareholders voting at the Shareholders' General Meeting and the results of their votes.

                        Where the Company convenes a Shareholders' General Meeting to consider and approve any issue mentioned above, it shall provide the shareholders with an online voting system.

                        ARTICLE 95 Where any event referred to in the preceding
                        Article 94 occur, after the notice of Shareholders' General Meeting has been issued, the Company shall issue a notice of the Shareholders' General Meeting again within three days from the date of shareholding registration.

                        ARTICLE 96 Annual General Meetings or extraordinary shareholders' meetings held at the request of shareholders and the Supervisory Committee shall not adopt voting by way of written resolutions. Extraordinary general meetings held for other reasons may vote by way of written resolutions, except for the following matters:

                        (1) Increase or decrease in the Company registered capital;

                        (2)   Any issue of debentures by the Company;

                        (3) Merger, division, dissolution and liquidation of the Company;

                        (4)   Any amendment to the Articles of Association;

                        (5) plan for distribution of profits and recovery of losses;

                        (6) Appointment and removal of members of the Board of Directors and the supervisory committee;

                        (7)   Change in application of raised funds;

                        (8) Connected transactions that shall be considered and examined by the Shareholders' General Meeting;

                        (9) acquisition and disposal of assets that shall be considered and examined by the Shareholders' General Meeting;

                        (10)  Change of accounting firms;

                        (11) Other matters that shall not be voted by way of written resolutions as provided by these Articles of Association.

                        ARTICLE 97 The nominee list of Directors and Supervisors of the Company shall be submitted to the Shareholders' General Meeting for resolution. The Board of Directors shall simultaneously provide shareholders with bibliographical details and basic information about nominees of Directors and Supervisors.

                        ARTICLE 98 After issue of notice of Shareholders' General Meeting by the Company about election of Directors and Supervisors, shareholders holding or aggregately holding 1% or more of shares with voting rights of the Company may propose nominees of Directors and Supervisors before the Shareholders' General Meeting for review by the Board of Directors in accordance with the procedures for amendments to proposals of Shareholders' General Meeting before submission to Shareholders' General Meeting for examination.";

                  f. The original Article 83 of the "Articles of Association" shall be replaced by the following provision:

                        "ARTICLE 99 Shareholders requisitioning the convening of extraordinary general meetings of shareholders or class meeting shall abide by the following procedures:

                        (1) Two or more shareholders or the Supervisory Committee holding in aggregate 10 per cent or more of the shares carrying the right to vote at the meeting sought to be held shall sign one or more counterpart requisitions stating the object of the meeting and requiring the Board of Directors to convene a shareholders' extraordinary general meeting or a class meeting thereof. The Board of Directors shall as soon as possible proceed to convene the extraordinary general meeting of shareholders or a class meeting thereof after receiving the requisition.

                              The amount of shareholdings referred to above shall be calculated as at the date of the deposit of the requisition.

                        (2) If the Board of Directors fails to issue a notice of such a meeting within thirty (30) days from the date of the receipt of the requisition, the requisitionists may themselves convene such a meeting in a manner as similar as possible as that in which shareholders' meeting are to be convened by the Board of Directors within four (4) months from the date of receipt of the requisition by the Board of Directors.

                              Any reasonable expenses incurred by the
                              requisitions by reason of the failure of the Board of Directors to duly convene a meeting shall be repaid to the requisitionists by the Company and any sum so repaid shall be set off against sums owed by the Company to the directors in default.";

                  g. The original Article 85 of the "Articles of Association" shall be replaced by the following provision:

                        "ARTICLE 101 The chairman of the meeting shall be responsible for the determination of whether a resolution is passed. His decision, which is final and conclusive, shall be announced at the meeting and recorded in the minute book.

                        Where online voting is provided at the Shareholders' General Meeting of the Company concurrently, the number of votes by shareholders or their appointed representatives through online voting system of the Shareholders' General Meeting shall be taken into the total number of votes of the Shareholders' General Meeting together with the number of votes on site of the meeting and by other means as specified.

                        Where a resolution of the Shareholders' General Meeting is required to be approved by public shareholders independently, the total number of votes and voting results of public shareholders shall be also calculated independently.";

                  h. The original Article 101 of the "Articles of Association" shall be replaced by the following provision:

                        "CHAPTER 11 Board of Directors

                        SECTION 1 Directors and Board of Directors

                        ARTICLE 117 Directors shall be elected and replaced by the Shareholders' General Meeting. The term of office of directors is three (3) years, renewable by re-election upon expiry. Alternate directors shall have a term expired upon conclusion of the tenure of the existing Board of Directors.

                        Directors shall be elected by the Shareholders' General Meeting from the candidates nominated by Board of Directors or shareholders representing 5% (including the 5%) or more of the issued shares. At least 7 days' notice of nomination of a candidate for election as a director and particulars of such candidate shall be given to the Company, and such 7 days period shall start no sooner than the date of giving the notice of Shareholders' General Meeting and end no later than 7 days prior to the date of the such Shareholders' General Meeting.

                        The candidates for election as directors shall give at least 7 days' prior written confirmation to the Company, and such 7 days period shall start no sooner than the day after the date of giving the notice and end no later than 7 days prior to the date of such Shareholders' General Meeting. The written confirmation shall indicate the willingness of the candidate to be nominated, and confirm that information of the candidate publicly disclosed are true and complete, that the candidate will faithfully discharge its duties as a director if he is elected.

                        Where shareholders severally or jointly holding 5% or more of the voting rights or the supervisory committee of the Company propose any special resolutions for election of non-independent directors at the Company's annual general meeting, written notice of the intention to propose a candidate for election as a Director, notice by such candidate of his willingness to be elected and details and confirmation of the candidate shall be given to the Company not more than 7 days prior to the date of the meeting appointed for such election. The 7 days period shall start no sooner than the first day after the date of giving the notice and end no later than 7 days prior to the date of such Shareholders' General Meeting.

                        The Chairman and the Vice-chairman shall be elected and removed by more than one half of all the members of the Board of Directors. The term of office of each of the Chairman and the Vice-chairman is three (3) years, renewable upon re-election.

                        The Shareholders' General Meeting may by ordinary resolution remove any director before the expiration of his term of office (but without prejudice to such director's right to claim damages based on any contract) on the condition that all the relevant laws and administrative regulations are fully complied with.

                        The Directors shall not be required to hold shares of the Company.";

                  i. The original Article 101 of the "Articles of Association" shall be followed by the following new provision:

                        "ARTICLE 118 Directors may resign before expiry of his term of office. Directors shall submit a written resignation to the Board of Directors before their resignation.

                        Where a director's resignation results in the number of directors being less than the quorum, the written resignation of such directors shall become effective only when the vacancy arising from his resignation has been filled by new directors. The Board of Directors consisting of the remaining directors shall convene a Shareholders' General Meeting as soon as possible to elect a new director to fill the vacancy arising from the resignation of such directors. The power of the resigning director and the Board of Directors consisting of the remaining directors shall be subject to due restrictions until the Shareholders' General Meeting has made a resolution in respect of the re-election of the directors.

                        Where directors leave the Company before expiry of their terms of office, they shall compensate the Company for any losses arising from their unauthorized resignation.";

                  j. The original Article 108 of the "Articles of Association" shall be followed by the following new provision:

                        "ARTICLE 127 When the Board of Directors votes on matters relating to the relevant connected transactions, in the event that the number of voting directors is less than half of total number of all directors after unrelated directors refrain from voting, all directors (including unrelated directors) shall vote on the procedures for the connected transactions to be submitted to the Shareholders' General Meeting for approval, and the relevant resolutions relating to such transactions shall be approved at the Shareholders' General Meeting, and an announcement stating the opinions of independent directors shall be made separately";

                  k. The original Article 116 of the "Articles of Association" shall be followed by the following new provision:

                        "ARTICLE 136 The Board of Directors shall comprise more than one-thirds of independent directors, of which at least one director shall be accounting professional. Independent directors shall perform the fiduciary duties and protect the interests of the Company, and in particular, they shall protect the legal interests of public shareholders from any loss.";

                  l. The original Article 120 of the "Articles of Association" shall be replaced by the following provision:

                        "ARTICLE 140 Nomination, Election and Replacement of Independent Directors:

                        (1) The Board of Directors, the supervisory committee, and shareholder(s) of the Company who alone or jointly with other persons hold(s) more than 5% of the issued shares of the Company shall have the right to nominate candidates as independent directors, and the nominated candidates shall become independent directors by election at a Shareholders' General Meeting.

                        (2) The nominator shall have the approval of the proposed candidate for the nomination before making a nomination. The nominator shall have adequate knowledge of the profession, education, professional title and detailed work experience of the nominee as well as status of all his part-time jobs. The nominator shall also comment on the qualification and independence of the nominee as an independent director. The nominee shall make a public statement disclaiming any relationship between him and the Company that will affect his independent judgment. Before the shareholders meeting for the election of independent directors, the Company's Board of Directors shall announce the above information in accordance with relevant provisions.

                        (3) Before convening the Shareholders' General Meeting for the election of independent directors, the Company shall submit relevant materials of all the nominees to the China Securities Regulatory Commission and its local office as well as the stock exchange at which the Company's shares are listed. Dissenting opinions of the board with regard to the nominees shall also be submitted. Nominees of independent directors objected by China Securities Regulatory Commission may be candidates of the directors of the Company but not as candidates of independent directors of the Company. At the Shareholders' General Meeting for the election of independent directors, the Board of Directors shall make clear whether the nominees of independent directors are objected to by China Securities Regulatory Commission.

                        (4) The term of office of the independent directors is the same as that of the other directors. Successive terms are allowed upon the expiration of the term, but may not be extended to more than 6 years.

                        (5) An independent director who fails to attend in person three consecutive board meetings shall be deemed as unable to perform his duties and shall be replaced upon the proposal of the board to the Shareholders' General Meeting. Independent directors shall not be dismissed without just cause before the expiration of his term, unless the above condition or any of the conditions specifying the disqualification of a director under the Company Law has occurred. When an independent director is dismissed, the Company shall disclose the dismissal as a special discloseable matter and shall give reasons for the dismissal. The independent director may make a public statement if he thinks that such a dismissal is without justification.

                        (6) Independent directors may resign before the expiration of their term. The resigning independent director shall submit written resignation to the Board of Directors. The written resignation shall contain explanations on matters related to his resignation or any other matters which in his opinion, should be brought to the notice of the shareholders and creditors of the Company. In the event that due to the resignation of an independent director the number of independent directors or a member of the board falls below the percentage required by the Articles of Association, the resignation of such independent director shall be effective only after a new independent director has been appointed to fill up the vacancy. The Board of Directors shall hold the Shareholders' General Meeting to reappoint independent directors within two months. Where Shareholders' General Meeting is not convened within this period, independent directors may cease to perform their duties.";

                  m. The original Article 121 of the "Articles of Association" shall be replaced by the following provision:

                        "ARTICLE 141 Rights and Obligations of Independent
                        Directors:

                        (1) To facilitate the independent directors in performing their function more efficiently, the independent directors shall have the following special powers, in addition to having those powers granted by the Company Law and other relevant laws and regulations to directors:

                              (i)   connected transactions of which the
                                    aggregate consideration is in compliance with the relevant provisions of the existing listing rules and other supervisory regulation in places where the Company is listed, engaging or disengaging accounting firms, shall first be approved by the independent directors before submission to the Board of Directors for discussion. Before making the decision with respect to such transactions, the independent directors may engage a professional institution to prepare independent financial advisor's reports as a basis of their decision;

                              (ii)  propose to the Board of Directors with
                                    respect to engaging or disengaging
                                    accounting firms;

                              (iii) propose to the Board of Directors with
                                    respect to the convening of extraordinary shareholders' meetings;

                              (iv)  propose the convening of board meetings;

                              (v)   engage external auditing firms or
                                    consultancy firms;

                              (vi) publicly solicit and collect proxies before the convening of the Shareholders' General Meetings.

                        (2) The independent director shall obtain the consent of over half of the independent directors in exercising any of the above powers, among which
                              (v) requires the consent of all of the independent directors.

                        (3) If any of the above proposals has not been adopted or if any of the above powers cannot be exercised, the Company shall disclose the relevant information.

                        (4) Apart from the powers of an ordinary director and the special powers of an independent director, an independent director shall comply with all the obligations of a director set forth in these Articles of Association.";

                  n. The original Article 122 of the "Articles of Association" shall be replaced by the following provision:

                        "ARTICLE 142 The independent directors shall provide their opinions on all the important matters of the Company.

                        (1) In addition to the above obligation, the independent directors shall provide their independent opinions to the Board of Directors or the Shareholders' General Meeting on the following matters:

                              (i)   nomination, appointment and removal of
                                    directors;

                              (ii)  appointment and dismissal of senior
                                    administrative officers;

                              (iii) remuneration of directors and senior
                                    administrative officers;

                              (iv) newly occurred transactions, loans and other forms of fund transfer between the Company and its shareholders, actual controllers or their affiliates, the aggregate amount of which is in compliance with the relevant provisions of the existing listing rules and other supervisory regulations in places where the Company is listed, and whether the Company has taken effective measures to collect the amounts due;

                              (v) matters which may harm the interests of the minority shareholders;

                              (vi) matters which the Board of Directors has not put forward cash profit distribution proposal;

                              (vii) matters relating to security provided to
                                    external parties by the Company;

                              (viii)other matters provided for in these Articles
                                    of Association.

                        (2) The independent directors shall choose to provide any of the following opinions in respect of the above matters:

                              (i)   agree;

                              (ii)  reserve opinion and the reasons therefor;

                              (iii) dissent and the reasons therefor;

                              (iv)  unable to comment and the reasons therefor.

                        (3) If the matters concerned fall under those which require disclosure, the company shall publicly disclose the opinions of the independent directors. If the independent directors cannot reach a consensus, the Company shall publicly disclose the opinions of each of the independent directors.";

                  o. The original Article 122 of the "Articles of Association" shall be followed by the following provision (new addition):

                        "ARTICLE 143 Independent directors shall attend the meetings of the Board of Directors as scheduled, have an understanding of the production and operation of the Company, take initiative to conduct investigation and obtain information necessary for decision-making. Independent directors shall submit their report to the annual general meeting of the Company, describing the discharge of their duties.";

                  p. The original Article 214 of the "Articles of Association" shall be followed by the following new provision:

                        "CHAPTER 27 Definition and Interpretation of these Articles of Association

                        ARTICLE 236 The Board of Directors is responsible for the interpretation of these Articles of Association. Uncovered matters in these Articles of Association shall be settled by special resolutions that Board of Directors proposes for Shareholders' General Meeting to adopt."

                                    By order of the Board
                                           SU LIANG
                                      Company Secretary

Guangzhou, the PRC. April 28 April, 2005

As at the date of this announcement, the Directors of the Company include Liu Shao Yong, Liu Ming Qi, Peng An Fa, Wang Quan Hua, Zhao Liu An, Zhou Yong Qian, Zhou Yong Jin, Xu Jie Bo, Wu Rong Nan and Si Xian Min as executive Directors; and Simon To, Peter Lok, Wei Ming Hai, Wang Zhi and Sui Guang Jun as independent non-executive Directors.

Notes:

I.    Shareholders eligible for attending the general meeting:

      1. Holders of H shares of the Company who are registered with Hong Kong Registrars Limited, the registrar of H shares of the Company, at or before the close of business on Friday, 13 May 2005 are entitled to attend the Annual General Meeting ("AGM") after duly completion of the required registration procedures in accordance with Section 4 of "Registration Procedures for Attending General Meeting". Holders of A shares of the Company shall receive a notice separately.

II.   Registration procedures for attending a general meeting:

      1. Registered shareholders who intend to attend the AGM either in person or by proxy must deliver to the Company, on or before 25 May 2005, either in person, by post or by fax, the reply slip for attending the AGM.

      2. Registered shareholders of H shares of the Company who intend to attend the Annual General Meeting and who are entitled to the final dividend must deliver their instruments of transfer together with the relevant share certificates to Hong Kong Registrars Limited, the registrar of H shares of the Company, before 4:00 p.m. on 13 May 2005.

      3. The register of H shares of the Company will be closed from 14 May 2005 to 25 May 2005 (both days inclusive), during which period no transfer of H shares will be registered.

      4. When attending the AGM, a shareholder or his proxy shall produce proof of identity. If a corporate shareholder appoints its legal representative to attend the meeting, such legal representative shall produce proof of his own identity, together with a notarized copy of the resolution or power of attorney issued by the Board of Directors or other governing body to appoint such legal representative to attend the meeting.

III.  Proxies:

      1. A registered shareholder has the right to appoint one or more proxies to attend the AGM and vote on his behalf by completing a form of proxy. A proxy need not be a shareholder of the Company.

      2. A proxy must be appointed by a shareholder or his attorney by way of a form of proxy. If the proxy is appointed by the shareholder's attorney, the power of attorney or other authorization document authorizing such attorney to appoint the proxy must be notarized.

      3. To be valid, the duly completed proxy form(s), together with the notarized power of attorney or other authorization document (if any), must be lodged with Hong Kong Registrars Limited 24 hours before the time designated for the holding of the AGM.

IV.   Miscellaneous:

      1. The AGM is expected to last not more than one day. Shareholders who attend shall bear their own traveling and accommodation expenses.

      2.    The address of Hong Kong Registrars Limited is:

            46th  Floor
            Hopewell Centre
            183 Queen's Road East
            Hong Kong

      3.    The registered address of the Company is:

            Guangzhou Economic & Technology Development Zone
            Guangdong Province
            PRC
            Telephone No.: (+86) 20-8612 4737
            Facsimile No.: (+86) 20-8665 9040
            Website: www.cs-air.com
            Contact persons: Su Liang and Lei Bin

[LOGO]                        [CHINESE CHARACTERS]
                     CHINA SOUTHERN AIRLINES COMPANY LIMITED

           (a joint stock limited company incorporated in the People's
                   Republic of China with limited liability)
                               (STOCK CODE: 1055)

                                                                    ATTACHMENT A

REPLY SLIP

TO: CHINA SOUTHERN AIRLINES COMPANY LIMITED

I/we intend to attend (in person/by proxy)1 the AGM of the Company to be held on 15 June, 2005.

Name(2)

Number of ordinary shares
registered in my name(3)

Identity card/passport number(1,4)

Share account number

Mailing address

Telephone number

Signature(5): _____________________                     Date: _____________2005

Notes:

1.    Please delete the option which is not applicable.

2. Please insert your full name in both English and Chinese in block capital letters.

3.    Please attach a photocopy of proof of ownership of your shares.

4.    Please attach a photocopy of your identity card/passport.

5. This reply slip must be signed by the registered shareholder. If the registered shareholder is a company or an organization, then this reply slip must be sealed with the common seal of such company or organization or under hand by any directors or agents duly appointed by such company or organization.

[LOGO]                        [CHINESE CHARACTERS]
                     CHINA SOUTHERN AIRLINES COMPANY LIMITED

           (a joint stock limited company incorporated in the People's
                   Republic of China with limited liability)
                               (STOCK CODE: 1055)

                                                                    ATTACHMENT B

                                       The number of H Shares to which this
                                       proxy form relates(1)

FORM OF PROXY FOR ANNUAL GENERAL MEETING

I/We(2), ___________________, holder of share account number____________________
residing at______________________________________________________________ being the registered holder of (3)_________________________________________ ordinary shares of the Company, HEREBY APPOINT(4) _______________________, residing at , _______________________________________________________________________________,
as my/our proxy/proxies to attend on my/our behalf the AGM of the Company to be held at the headquarters of China Southern Airlines Company Limited, No. 278 Ji Chang Road, Guangzhou, Guangdong Province, the PRC at 9:00 a.m., on 15 June, 2005 and to act and vote on my/our behalf at the AGM in respect of the resolutions listed below, in accordance with my/our instructions below(5).

                                                                                      FOR          AGAINST
                                                                                      ---          -------
I.                       ORDINARY RESOLUTIONS

1.    To approve the Report of the Directors of the Company for the year 2004;

2. To approve the Report of the Supervisory Committee of the Company for the year 2004;

3. To approve the audited consolidated financial statements of the Company for the year 2004;

4.    To approve the profit distribution budget of the Company for the year
      2004;

5. To approve the appointment of KPMG as the international auditors for the year 2005 and KPMG Huazhen as the PRC auditors of the Company for the year
      2005 and authorize the Board to determine their remuneration;

6.    To approve the operating lease of 5 Boeing B737-700, 5 Boeing B737-800, 5
      Airbus A320-000 and 10 Airbus A321-200;

7. To approve the resolution on the proposed amendments to the "Rules of Procedures for Shareholders' General Meetings" of the Company as set out in section I, no.7(a-m) of the Notice of 2004 Annual General Meeting of the Company;

8. To approve the resolution on the proposed amendments to the "Rules of Procedures for Board of Directors" of the Company as set out in section I, no.8(a-h) of the Notice of 2004 Annual General Meeting of the Company;

II.                      SPECIAL RESOLUTIONS

1. To approve the resolution on the proposed amendments to the "Articles of Association" of the Company as set out in section II, no.1 (a-p) of the Notice of 2004 Annual General Meeting of the Company.

Signature(5): _________________________          Date:  __________________ 2005

Notes:

1. Please insert the number of shares in the Company registered in your name(s) and to which this proxy form relates. If no such number is inserted, this form of proxy will be deemed to relate to all the shares in the Company registered in your name(s).

2. Please insert the name(s) and address(es) (as shown in the register of members) in block capital(s).

3. Please insert the number of all the Shares in the Company registered in your name(s).

4. If no person is appointed as proxy, the Chairman of the AGM will be deemed to have been appointed by you as your proxy.

5. If you wish to vote for any of the resolutions, please insert a "X" in the box marked "FOR" or if you wish to vote against any of the resolutions, please insert a "X" in the box marked "AGAINST" if no indication is given, then your proxy/proxies may vote in such manner as he/she/they think(s) fit.

6. This form of proxy must be signed by you or your attorney duly authorised in writing or, in the case of a company or an organization, either under the common seal or under the hand of any director or attorney duly authorised in writing. In any event, the execution shall be made in accordance with the articles of association of such company or organization.

7. To be valid, this proxy form and, if such proxy form is signed by a person under a power of attorney or authority on behalf of the appointer, a notarised copy of that power of attorney or other authority, must be delivered to Hong Kong Registrars Limited at 46th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong in not less than 24 hours before the time appointed for the holding of the AGM.

8. A proxy, on behalf of the Shareholder, attending AGM shall bring along the proxy form duly completed and signed as well as the proof of identification of the proxy, in the case of a company or an organization, the proxy shall also bring along a notarised copy of the resolution of the board of directors or other governing body of the appointer or a letter of authorization.

9. This proxy form shall be completed in form of a set of two copies, one of which shall be lodged to the Company pursuant to Note 7; and the other copy shall be produced upon the AGM by the proxy of the Shareholder pursuant to Note 8.

10. Completion and return of the form of proxy will not preclude you from attending and voting in person at the AGM or any adjourned AGM should you so wish.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       CHINA SOUTHERN AIRLINES COMPANY LIMITED

                                       By  /s/ Su Liang
                                           ----------------------------------
                                           Name: Su Liang
                                           Title: Company Secretary

Date: April 29, 2005